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FARMLAND PARTNERS INC. TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

The registrant is submitting this draft registration statement confidentially as an "emerging growth company" pursuant to
Section 6(e) of the Securities Act of 1933, as amended, on December 3, 2013.

As filed with the Securities and Exchange Commission on                        , 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-11
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

FARMLAND PARTNERS INC.
(Exact Name of Registrant as Specified in its Governing Instruments)

8670 Wolff Court, Suite 240
Westminster, CO 80031
(720) 452-3100
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Paul A. Pittman
Executive Chairman, President and Chief Executive Officer
Farmland Partners Inc.
8670 Wolff Court, Suite 240
Westminster, CO 80031
(720) 452-3100
(720) 398-3238 (facsimile)
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
John A. Good Justin R. Salon Morrison & Foerster LLP 2000 Pennsylvania Avenue, NW, Suite 6000 Washington, D.C. 20006 (202) 887-1500	David C. Wright Christopher C. Green Hunton & Williams LLP 951 East Byrd Street Richmond, Virginia 23219 (804) 788-8200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

         If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes shares of common stock that may be purchased by the underwriters solely to cover over-allotments, if any.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED DECEMBER 3, 2013

PROSPECTUS

                Shares

Farmland Partners Inc.

Common Stock

        Farmland Partners Inc. is an internally managed real estate company that owns and seeks to acquire high-quality primary row crop farmland located in agricultural markets throughout North America. We generally lease our farmland to farm operators pursuant to triple-net leases.

        We are selling all of the                shares of our common stock to be sold in this offering. This is our initial public offering, and currently no public market exists for our common stock. We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol "FPI."

        We expect the initial public offering price of our common stock to be between $        and $         per share.

        We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014. To assist us in qualifying as a REIT, among other purposes, our charter generally limits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See "Description of Our Capital Stock—Restrictions on Ownership and Transfer."

        We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 21 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

	Per Share	Total

Public offering price	$	$

Underwriting discount(1)	$	$

Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for a detailed description of compensation payable to the underwriters.

        The underwriters may also exercise their option to purchase up to an additional            shares of our common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of common stock on                , 2014.

The date of this prospectus is                , 2014

FARMLAND PARTNERS INC.

        You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or information to which we have referred you. No dealer, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by Farmland Partners Inc. and referred to in this prospectus. If anyone provides you with different information, you should not rely on it. This prospectus and any free writing prospectus prepared by us is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or as of another date specified herein, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus, including under the caption "Risk Factors." References in this prospectus to "we," "our," "us" and "our company" refer to Farmland Partners Inc., a Maryland corporation, together with our consolidated subsidiaries, including Farmland Partners Operating Partnership, LP, a Delaware limited partnership, of which we are the sole general partner and which we refer to in this prospectus as our operating partnership. Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, is our promoter. The historical and current operations described in this prospectus refer to historical and current operations of the businesses and assets of FP Land LLC, a Delaware limited liability company, and its wholly owned subsidiaries (which we refer to collectively in this prospectus as our Predecessor) that we will succeed to upon consummation of the formation transactions described in this prospectus under the caption "Structure and Formation of Our Company" as if such operations were conducted by us. Unless otherwise indicated, the information contained in this prospectus is as of September 30, 2013 and assumes that: (1) the underwriters' over-allotment option is not exercised; (2) the formation transactions are consummated; and (3) the common stock to be sold in this offering is sold at $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

Our Company

        We are an internally managed real estate company that owns and seeks to acquire high-quality primary row crop farmland located in agricultural markets throughout North America. The substantial majority of the farms in our initial portfolio are devoted to primary row crops, such as corn and soybeans, because we believe primary row crop farmland is likely to provide attractive risk-adjusted returns over time through a combination of stable rental income generation and value appreciation. Upon completion of a series of formation transactions, our initial portfolio will be comprised of 38 farms with approximately 7,300 total acres, including 33 farms in Illinois, four farms in Nebraska and one farm in Colorado. In addition, our initial portfolio will include three grain storage facilities.

        We intend to acquire additional farmland to achieve scale in our portfolio and to diversify our portfolio by geography, crop type and tenant. While we expect our principal investment focus to be on farmland that is suitable for primary row crops, which include grains (such as corn, wheat and rice), oilseeds (such as soybeans and rapeseed), forage crops (such as alfalfa, grass hay and corn silage) and cotton, in the future we may diversify into farmland suitable for other annual row crops, such as fresh produce, peanuts and biofuel feedstocks, as well as permanent crops, such as oranges and almonds. We also may acquire properties related to farming, such as grain storage facilities, grain elevators, feedlots, processing plants and distribution centers, as well as livestock farms or ranches.

        Our principal source of revenue will be rent from tenants that conduct farming operations on our farmland. Upon completion of this offering, substantially all of the farmland in our initial portfolio will be leased to entities controlled by Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, under triple-net leases with terms ranging from one to three years and pursuant to which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage and insurance, as well as all of the additional input costs related to the farming operations on the property, such as seed, fertilizer, labor and fuel. All but one of the leases that will be in place upon completion of this offering have fixed annual rental payments and provide that 100% of the annual rent is due and payable in advance of the spring planting season. Although our leases typically do not provide that lease payments are based on the revenue generated by our farm-operator tenants, all but one of the leases that will be in place upon completion of this offering have payment terms that represent approximately 35-45% of the revenue expected to be produced by farm operations at the respective property. In the future, we expect that the farms that we acquire will be leased to farm-operator tenants unrelated to Mr. Pittman or us pursuant to a similar triple-net lease.

We believe this lease structure will help insulate us from the variability of farming operations and reduce our credit-risk exposure to farm-operator tenants.

        Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and Luca Fabbri, our Chief Financial Officer, comprise our management team. In addition, effective upon completion of this offering, we will enter into a consulting agreement with Jesse J. Hough, or the Consulting Agreement, pursuant to which Mr. Hough will advise us with respect to business strategies and related matters, including asset underwriting, asset acquisitions and accounting matters, as well as other matters reasonably requested by us during the term of the Consulting Agreement. See "Management—Consulting Agreement." Mr. Hough was previously a partner of Kennedy and Coe, a top 100 accounting firm that focuses on agribusiness accounting, and has worked with Mr. Pittman since late 2011, when Messrs. Pittman and Hough agreed to merge their respective farmland and farming operations holdings. See "Our Business and Properties—Our Real Estate Experience." Messrs. Pittman, Fabbri and Hough have more than ten, three and ten years of experience, respectively, as owners of agricultural real estate and operators of farming businesses and collectively have consummated over 70 transactions to acquire and consolidate various farmland parcels. As a result, we believe Messrs. Pittman, Fabbri and Hough have a deeper understanding of agribusiness fundamentals and greater insight into factors affecting the value of farmland than many of our competitors. Upon completion of this offering and the formation transactions, Mr. Pittman, and Mr. Hough and his affiliates, will own approximately        % and        %, respectively, of the fully diluted equity interests in our company, which we believe aligns their interests with those of our stockholders.

        We are an internally managed Maryland corporation. We intend to elect to be taxed as REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014.

Our Market Opportunity

        United States cropland area totaled approximately 402 million acres, or 18% of the country's land area, in 2011, according to the United Nations Food and Agriculture Organization, or the UN FAO. Cropland is defined as land usually under annual row crops and permanent crops. We invest primarily in farmland used to grow primary row crops. Annual row crops are both planted and harvested annually or more frequently. Annual row crops can be further divided into two subcategories: primary row crops and fresh produce. Primary row crops include grains (such as corn, wheat and rice), oilseeds (such as soybeans and rapeseed), forage crops (such as alfalfa, grass hay and corn silage) and cotton. Fresh produce generally encompasses non-permanent fruits and vegetables (such as strawberries, lettuce, melons and peppers). Permanent crops, such as oranges, apples, almonds and grapes, have plant structures that produce yearly crops without being replanted. We believe we are well positioned to capitalize on the U.S. cropland investment opportunity created by the following market conditions:

  •
  Growing Global Demand for Primary Row Crops.  Domestic and global population growth, along with per-capita growth in gross domestic product, or GDP, are the major drivers behind increased demand for primary row crops. The U.S. Census Bureau estimates that the U.S. population will grow by 10.0% during the current decade to 348 million people and that global population will grow by 11.8% over the same period to approximately 8 billion people. In addition to population growth spurring demand for primary row crops, changing consumption patterns also play a major role. According to the UN FAO, rising incomes and global population growth are expected to drive increasing food consumption and changing diet composition in the developing world as a result of increased consumption of meat and dairy. Primary row crops constitute a significant portion of livestock feed, with seven pounds of feed required to produce one pound of beef, according to the United States Department of Agriculture, or the USDA. These changing diet trends, coupled with global population growth, are expected to require additional annual production of over one billion tons of grains by 2050, an increase of 45.5% from 2005-2007 levels, according to the UN FAO.

  •
  Increasing Pressure on Global Primary Row Crop Supply.  The growth of primary row crop production is the product of two factors: the amount of farmland in use and the productivity of that farmland. Over the past 20 years, the growth of both of these factors has slowed. According to the UN FAO, global cropland area grew by 78 million acres from 1991 to 2011, compared to 238 million acres added from 1971 to 1991. Moreover, according to the USDA, U.S. cropland area declined from 464 million acres in 1987 to 408 million acres in 2007. Global crop yield gains, as reported by the USDA, also decreased to approximately 1.4% annually from 1993 to 2012 after averaging 2.0% annual growth from 1973 to 1992. We believe additional factors, such as groundwater depletion, will continue to have a negative impact on farmland availability and productivity.

  •
  Global Competitiveness of U.S. Cropland.  Cropland in the United States is among the most productive in the world. Over the past three years, U.S. cropland has averaged annual yields of 141 bushels of corn per acre and 42 bushels of soybeans per acre, compared to 65 bushels of corn and 37 bushels of soybeans for the rest of the world, according to the USDA. The United States is the world's second-largest producer of grains and oilseeds, providing more than 17% of global production as of 2012, according to the USDA. Moreover, crops grown in the United States can reach the global market quickly and relatively inexpensively as a result of the country's extensive and efficient crop transportation infrastructure. In particular, the United States has the world's largest railway system, and a large portion of cropland in the United States is located near large navigable river systems.

  •
  Diversifying and Stable Asset Class.  Farmland real estate returns, as measured by the National Council of Real Estate Investment Fiduciaries, or the NCREIF, Farmland Index, have averaged 11.6% annually since 1992. In that time period, the NCREIF Farmland Index has posted a negative quarterly return only once. Farmland returns also have low or negative correlation with other asset classes. An analysis from the University of Illinois found that from 1970 to 2012, U.S. farmland returns had a correlation of -26% with the S&P 500 and -10% with Baa-rated corporate bonds. Investment in farmland can also be used as an inflation hedge, as evidenced by research from the Purdue University Center for Commercial Agriculture showing that farmland prices had a 63% correlation with the Consumer Price Index, or the CPI, from 1914 to 2011.

  •
  Unique Real Estate Characteristics.  We believe farmland has a number of advantages as compared to other types of real estate investments. Unlike traditional commercial real estate properties, farmland does not suffer from economic depreciation, has limited needs for capital expenditures and has a low risk of obsolescence. In our experience, quality farmland benefits from a near-zero vacancy rate, which can support increases in rental rates based on global supply and demand factors. Farmland leases in many markets are unique as compared to most commercial real estate leases in that 100% of the annual rent is typically due and payable in advance of the spring planting season, thereby reducing our exposure to tenant default risk.

  •
  Consolidating U.S. Farming Operations.  From 1982 to 2007, much of the ownership of U.S. cropland was consolidated into larger farms, with half of all cropland in 2007 held on farms of 1,105 acres or more, up from 589 acres in 1982, according to the USDA Economic Research Service, or the USDA ERS. Technological improvements in farming equipment and genetically modified crops have allowed farmers to plant and harvest larger areas faster and with less labor, increasing the cost efficiency of larger farm operations. We believe the economic incentives for farmers to expand operations and the rising cost of acquiring cropland will increase demand for leased cropland.

Our Competitive Strengths

        We believe the following competitive strengths distinguish us from many of our competitors:

  •
  High-Quality Initial Portfolio of Farmland.  Our initial portfolio is comprised of 38 farms generally well located near large navigable river and railway systems and in agricultural markets that we believe are characterized by high demand for and limited available supply of primary row crop farmland. Furthermore, we believe that demand for primary row crops, such as corn and soybeans, which are the principal crops grown on the farms in our initial portfolio, will continue to increase to keep pace with rising global demand for food, livestock feed and biofuel.

  •
  Management Team with Extensive Experience in Agricultural Real Estate.  Messrs. Pittman and Fabbri, our Executive Chairman, President and Chief Executive Officer and our Chief Financial Officer, respectively, and Mr. Hough, who will provide consulting services to us, have extensive experience as owners of agricultural real estate and operators of farming businesses. Messrs. Pittman, Fabbri and Hough have experience as owners and operators of farmland of more than ten, three and ten years, respectively. As a result of this extensive experience, we believe Messrs. Pittman, Fabbri and Hough have a deeper understanding of agribusiness fundamentals and greater insight into factors affecting the value of farmland than many institutional owners and acquirers of farmland, which we believe will be advantageous in, among other activities, structuring acquisitions and tenant leases.

  •
  Expansive Relationships in the Agricultural Sector.  Messrs. Pittman's, Fabbri's and Hough's extensive experience as owners of agricultural real estate and operators of farming businesses has helped them build expansive and strong relationships across a broad network of businesses and individuals in the agricultural sector, including family and corporate farms, real estate brokers, lenders, auction houses and suppliers of agricultural goods. We believe that these relationships provide us with valuable market intelligence related to agriculture fundamentals and will give us access to acquisition opportunities, many of which may not be available to our competitors.

  •
  Early-Mover Advantage as a Leading Owner of Farmland.  Ownership of U.S. farmland historically has been, and continues to be, extremely fragmented, with the vast majority of farmland being owned by families and individuals. According to the USDA, as of 2007, approximately 86% of farms in the United States were owned by families, and the average age of principal farm operators in the United States was 57 years old. We will be one of the first public companies focused on owning and acquiring farmland in the United States and the only public REIT focused on primary row crop farmland. We believe our flexible capital structure, together with our ability as a public company to access the capital markets, will allow us to secure an early-mover advantage to become a large-scale, national owner of high-quality farmland.

  •
  Flexible Capital Structure Positioned for Growth.  Upon completion of this offering and the formation transactions, we will have $       million of available cash and $       million of outstanding indebtedness. In addition, we expect to enter into a $       million secured revolving credit facility concurrently with, or shortly after, the completion of this offering. We also intend to use common units in our operating partnership, or OP units, as currency to acquire farmland from owners seeking to defer their potential taxable gain and diversify their holdings. We believe that our available cash and the expected borrowing capacity under our anticipated credit facility, combined with our ability to place mortgage indebtedness on our unencumbered properties and to use OP units as acquisition currency, will provide us with significant financial flexibility to fund future growth while maintaining prudent debt levels.

  •
  Strong Alignment of Interests.  In connection with the formation transactions, Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and Mr. Hough, who will provide

    consulting services to us, and certain of Mr. Hough's affiliates, will receive OP units having an aggregate value of $       million as consideration for their interests in the properties comprising our initial portfolio. In addition, upon completion of this offering, we expect to grant an aggregate of $      in restricted shares of our common stock to Messrs. Pittman, Fabbri and Hough, and an aggregate of $      in restricted shares of our common stock to our independent directors. As a result, upon completion of this offering and consummation of the formation transactions, our executive officers, our directors and Mr. Hough collectively will own approximately      % of our company on a fully diluted basis, which we believe aligns their interests with those of our stockholders.

Our Business and Growth Strategies

        Our principal business objective is to provide attractive stockholder returns through a combination of: (1) quarterly cash distributions to our stockholders; (2) sustainable long-term growth in cash flows from increased rents, which we hope to pass on to stockholders in the form of increased distributions; and (3) potential long-term appreciation in the value of our properties. Our primary strategy to achieve our business objective is to invest in and own a portfolio of triple-net-leased farmland and properties related to farming operations. Key components of our strategy include the following:

  •
  Focus on Current Rental Income Generation and Long-Term Appreciation.  We own and intend to acquire farmland that we believe offers attractive risk-adjusted returns through a combination of stable rental income generation and value appreciation. We expect to lease our farmland to experienced and successful third-party farm operators, including sellers who desire to continue farming the land after we acquire it. We expect our farmland leases to generate stable short-term cash flows and increasing rental income over the long term. In addition, we intend to hold our properties for investment with a view to long-term appreciation, which we believe will result in attractive risk-adjusted returns to our stockholders. However, if we believe it to be in the best interests of our stockholders, we may elect to sell one or more of our properties from time to time in a manner consistent with our investment objectives and our intention to qualify as a REIT.

  •
  Continue Our Disciplined Farmland Acquisition Strategy Based on Agriculture Fundamentals.  We intend to continue to acquire high-quality farmland that we believe is positioned to take advantage of global food supply and demand trends and is located in geographic areas that historically have had a stable population of experienced and successful farm operators. We intend to benefit from Messrs. Pittman's, Fabbri's and Hough's extensive experience as owners and operators of agricultural real estate to identify acquisition opportunities that satisfy our investment criteria and underwriting standards. We expect our acquisition strategy will include the following key components:

  •
  Target Farms of Varying Sizes—We intend to acquire farms of varying sizes. We believe that Messrs. Pittman's, Fabbri's and Hough's extensive experience as owners and operators of farmland allows us to perform due diligence on smaller farms quickly and efficiently, which provides us with an advantage over larger competitors that we believe do not have the investment focus or flexibility to pursue acquisitions of smaller farms. In addition, we believe small individual and family farmland buyers often are not as well capitalized as we will be and may be unable to compete with us for acquisition opportunities of larger farms comprised of 1,500 or more tillable acres.

  •
  Acquire Farmland from Undercapitalized Owners—While we do not believe there is widespread financial distress among farmland owners, we do believe that, to a limited extent, undercapitalization, overleverage, mismanagement and unforeseen circumstances at some individual and family farms will provide opportunities for us to acquire high-quality farmland at attractive prices, potentially in sale-leaseback transactions. We believe Messrs. Pittman's, Fabbri's and Hough's knowledge of agribusinesses fundamentals and broad network of relationships will allow us to pursue acquisition opportunities from undercapitalized or unsuccessful sellers in markets where we believe we can find experienced and successful farm operators (including, in some cases, the existing owners) to lease the farmland from us at competitive rates and where we believe market fundamentals support future value appreciation potential.

    •
    Use OP Units as Acquisition Currency—We believe there are a large number of farm operators and farm families that own farmland that has substantially appreciated in value. According to the USDA's most recent published data, as of 2007, the average age of principal farm operators in the United States was 57 years old, with 30% age 65 or older, and the average age has been increasing steadily in recent years. As a result, we believe that many farm-owning families have estate planning needs and a desire to defer current income taxes, and that our ability to offer OP units as acquisition currency will provide us with a strategic advantage over other potential farm buyers and possibly induce these prospective sellers to sell their farms earlier than they otherwise would in cash-only transactions.

  •
  Diversify our Portfolio by Geography, Crop Type and Tenant.  In the future, we intend to acquire additional farmland in agricultural markets outside our existing markets to mitigate the risks associated with concentrating our portfolio in a limited number of agricultural markets. We intend to focus on geographic areas with substantial farming infrastructure and low transportation costs, including markets with access to river and rail transportation and with a relatively large and stable population of experienced farm operators as potential tenants. In addition, while we believe that primary row crop farmland provides the greatest opportunity for value appreciation and increasing rental income over time, we believe that global demand for staples such as rice and cotton also will provide attractive opportunities to acquire farmland in areas such as the southeastern United States and Texas. Substantially all of the properties in our initial portfolio will be leased to entities controlled by Mr. Pittman, our Executive Chairman, President and Chief Executive Officer. In the future, we expect that most of the farms that we acquire will be leased to farm-operator tenants unrelated to Mr. Pittman or us pursuant to triple-net leases, which we believe will enable us to avoid risks associated with exposure to a single tenant or a limited number of tenants.

  •
  Utilize Our Real Estate Management Platform to Achieve Economies of Scale.  We believe that the overhead costs associated with the business of owning and leasing farmland are less than those required by other property types, such as office, multifamily and retail, due to the limited asset management, capital expenditure and tenant improvement requirements for farmland and, based on our experience, a near-zero vacancy rate for quality farmland. In addition, we intend to lease our properties under triple-net leases, pursuant to which our tenants will be responsible for substantially all of the property-related expenses of the properties, including taxes, maintenance, water usage and insurance, as well as all of the additional input costs related to the farming operations on the property, such as seed, fertilizer, labor and fuel. As a result, we believe that our existing systems and personnel are capable of supporting a significant increase in the size of our portfolio without a proportional increase in administrative or management costs. We also believe that, once we achieve scale in our portfolio, we will be able to realize significant cost savings and greater operational efficiency.

Our Initial Portfolio

        Upon completion of this offering and consummation of the formation transactions, we will own 38 farms located in Illinois, Nebraska and Colorado, consisting of a total of approximately 7,300 total acres of farmland, as well as three grain storage facilities. The table below provides certain information regarding each property in our initial portfolio.

Property Name	County, State	Date Acquired(1)	Appraised Value(2)	Tillable Acres	Total Acres	2014 Contractual Rent(3)	Lease Expirations(4)
Pella Bins and Tracks(5)	McDonough, IL	10/1/2007	$6,823,500	459	490	$229,498	12/31/2015
		3/1/2010
Kaufman	McDonough, IL	12/1/2010	4,710,000	338	427	170,800	12/31/2016
Cleer(6)	Fulton, IL	9/1/2007	4,083,900	271	298	155,896	12/31/2014
Matulka(7)	Butler, NE	1/1/2012	3,133,560	234	242	144,300	12/31/2016
Big Pivot	Mason, IL	1/1/2007	4,049,040	336	342	136,608	12/31/2016
Curless	Fulton, IL	1/1/2009	3,000,000	250	250	112,500	12/31/2015
Pumphouse West	Schuyler, IL	11/1/2008	2,667,964	267	317	101,440	12/31/2016
Scripps	Schuyler, IL	12/1/2000	2,960,000	299	310	99,200	12/31/2014
Baca(8)(9)	Baca, CO	11/1/2010	1,922,000	725	961	96,100	12/31/2015
Stelter	Mason, IL	1/1/2008	2,360,000	234	234	93,600	12/31/2014
Henninger	Schuyler, IL	1/1/2004	2,671,000	232	232	92,904	12/31/2015
John's Shop	McDonough, IL	12/1/2004	2,665,000	199	205	92,250	12/31/2015
		11/1/2006
Tazewell	Tazewell, IL	1/1/2008	2,696,624	241	241	84,270	12/31/2015
Crane Creek(8)	Schuyler, IL	6/1/2003	1,960,000	211	211	73,861	12/31/2014
Stanbra/Zeller	Butler, NE	1/1/2012	1,886,440	178	181	72,400	12/31/2016
Bardolph	McDonough, IL	4/1/2008	2,135,500	147	160	71,978	12/31/2014
Symond	Mason, IL	12/21/2012	2,040,000	195	200	69,864	12/31/2016
Pella Kelso	McDonough, IL	11/1/2007	1,530,500	111	115	51,818	12/31/2014
Duncantown	Fulton, IL	2/1/2008	1,300,000	151	172	51,732	12/31/2014
Dilworth	McDonough, IL	6/9/2011	1,554,500	112	115	51,687	12/31/2016
Weber	Schuyler, IL	4/1/2001	1,510,000	146	153	48,960	12/31/2015
Zeagers	Butler, NE	12/26/2012	1,201,000	118	120	48,000	12/31/2014
Copes	Schuyler, IL	12/1/2007	1,590,000	123	137	47,894	12/31/2014
Beckerdite	Schuyler, IL	2/12/2012	1,083,000	112	120	44,936	12/31/2015
Smith	McDonough, IL	6/20/2013	1,304,000	95	100	44,793	12/31/2014
Busch	Mason, IL	12/1/2010	1,157,943	109	110	41,250	12/31/2014
Pumphouse East	Schuyler, IL	6/1/2003	1,052,036	112	125	40,000	12/31/2014
Adair FS	McDonough, IL	1/1/2006	1,034,500	73	75	33,894	12/31/2016
Ambrose	Mason, IL	12/1/2006	880,000	80	80	32,132	12/31/2016
Crabtree	Mason, IL	11/1/2009	871,004	77	79	31,676	12/31/2015
Kelly	Butler, NE	6/29/2012	794,500	74	75	30,000	12/31/2014
Heap	McDonough, IL	9/11/2011	935,000	70	79	29,610	12/31/2016
Table Grove	Fulton, IL	11/1/2006	720,000	58	60	27,000	12/31/2016
McFadden MD	McDonough, IL	10/8/2012	648,000	88	107	26,673	12/31/2014
Parr	Fulton, IL	11/1/2008	570,000	61	79	23,736	12/31/2016
Skien	Fulton, IL	4/27/2011	565,000	45	52	16,730	12/31/2015
Estep	Mason, IL	3/28/2011	350,000	35	35	13,253	12/31/2015
McFadden SC	Schuyler, IL	10/8/2012	408,000	31	34	11,560	12/31/2014

TOTAL:			$72,823,511	6,697	7,323	$2,644,799

(1)
Date acquired by our Predecessor. Certain farms were consolidated by purchasing land parcels in multiple transactions.

(2)
Based on appraisals performed between January 2013 and August 2013.

(3)
Reflects the annual rent under new leases that will be entered into in connection with the formation transactions, other than the leases for Baca and Crane Creek, which leases we will assume in connection with the formation transactions.

(4)
Based on the terms of the new leases that will be entered into in connection with the formation transactions, other than the leases for Baca and Crane Creek, which leases we will assume in connection with the formation transactions.

(5)
Appraised value for this property includes $288,500 attributable to an adjacent grain storage facility, and $11,000 of the 2014 contractual rent for this property is attributable to this grain storage facility.

(6)
Appraised value for this property includes $1,100,000 attributable to an adjacent grain storage facility, and $44,000 of the 2014 contractual rent for this property is attributable to this grain storage facility.

(7)
Appraised value for this property includes $950,000 attributable to an adjacent grain storage facility, and $47,500 of the 2014 contractual rent for this property is attributable to this grain storage facility.

(8)
Property is leased to a third-party farm operator that is not related to Mr. Pittman, Mr. Hough or us.

(9)
Under the lease for Baca, rather than receiving a fixed annual rental payment, we will receive as rent an amount equal to 25% of the revenue from the tenant's harvest. The amount shown in the table above as 2014 contractual rent is an estimate based on the amount of rent we received under similar rent structures in 2012 and 2013, which was $112,285 and $72,179, respectively.

Summary Risk Factors

        Investing in our common stock involves a high degree of risk. Prospective investors are urged to carefully consider the matters discussed under "Risk Factors" prior to making an investment in our common stock. Such risks include, but are not limited to:

  •
  The geographic concentration of our initial portfolio could cause us to be more susceptible to adverse weather, economic or regulatory changes or developments in the markets in which our properties are located than if we owned a more geographically diverse portfolio, which could materially and adversely affect the value of our farms and our ability to lease our farms on favorable terms or at all.

  •
  Our initial portfolio is comprised almost entirely of properties used to grow primary row crops, principally corn and soybeans, which subjects us to risks associated with concentrating our portfolio in a single asset class devoted to a limited number of crop types.

  •
  Our business is dependent in part upon the profitability of our tenants' farming operations, and any downturn in the profitability of their farming operations could have a material adverse effect on our financial condition, results of operations, cash flow and ability to make distributions to our stockholders.

  •
  Substantially all of the farms in our initial portfolio will be leased to entities controlled by Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, pursuant to triple-net leases that were not negotiated on an arm's-length basis. The failure of these entities to meet their obligations to us, or their determination not to renew leases or to terminate their farming operations, could materially and adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders.

  •
  Our failure to identify and consummate suitable acquisitions would significantly impede our growth and our ability to diversify our portfolio by geography, crop type and tenant, which would materially and adversely affect our results of operations and cash available for distribution to our stockholders.

  •
  Our inability to continuously lease our properties on favorable economic and other terms would materially and adversely affect our results of operations and cash available for distribution to stockholders.

  •
  Some state laws prohibit or restrict the ownership of agricultural land by business entities, which could impede the growth of our portfolio and our ability to diversify geographically.

  •
  Our platform may not be as scalable as we anticipate, and we could face difficulties growing our business without significant new investment in personnel and infrastructure, which could disrupt our business and operations and impede the growth of our business.

  •
  Upon completion of this offering and consummation of the formation transactions, Mr. Pittman, Mr. Hough and Mr. Hough's affiliates will own, directly or indirectly, a substantial interest in our company on a fully diluted basis and will have the ability to exercise significant influence on our company and our operating partnership, including the approval of significant corporate transactions.

  •
  Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

  •
  Failure to qualify as a REIT for U.S. federal income tax purposes would subject us to U.S. federal income tax on our taxable income at regular corporate rates, which would substantially reduce our ability to make distributions to our stockholders.

  •
  Our cash available for distribution to stockholders may not be sufficient to pay distributions, and we may need to borrow in order to make such distributions or may not be able to make such distributions at all.

Structure and Formation of Our Company

Our Operating Entities

  Our Company

        We were formed as a Maryland corporation on September 27, 2013 and will commence operations upon completion of this offering and consummation of the formation transactions. We will conduct our business through a traditional umbrella partnership real estate investment trust, or UPREIT, structure in which our properties are owned by our operating partnership directly or through subsidiaries, as described below under "—Our Operating Partnership." We are the sole general partner of our operating partnership and, upon completion of this offering and consummation of the formation transactions, will own approximately      % of the OP units in our operating partnership. Our Board of Directors will oversee our business and affairs.

  Our Operating Partnership

        Our operating partnership was formed as a Delaware limited partnership on September 27, 2013 and will commence operations upon completion of this offering and consummation of the formation transactions. Following completion of this offering and consummation of the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. As the sole general partner of our operating partnership, we generally will have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in "Our Operating Partnership and the Partnership Agreement." In the future, we expect to issue OP units from time to time in connection with property acquisitions, as compensation or otherwise.

Formation Transactions

        The properties that will be owned by us through our operating partnership upon completion of this offering and consummation of the formation transactions are currently owned indirectly by our Predecessor, FP Land LLC, or FP Land, a Delaware limited liability company that is indirectly wholly owned by Mr. Pittman, Mr. Hough and Mr. Hough's affiliates, whom we refer to collectively as the Farmland Partners affiliates, and certain other members of Mr. Hough's family. We refer to the individuals that indirectly own 100% of the limited liability company interests in FP Land as the "prior investors." FP Land has entered into a merger agreement with our operating partnership, or the FP Land Merger Agreement, pursuant to which FP Land will merge with and into our operating partnership (with our operating partnership surviving) and the prior investors will receive OP units as consideration for the merger. We refer to this merger as the FP Land Merger. See "Certain Relationships and Related Party Transactions." The number of OP units issuable to the prior investors in the formation transactions is based upon the terms of the FP Land Merger Agreement and was determined in part based on the appraised value of the properties that will comprise our initial portfolio and the outstanding indebtedness of our Predecessor. See "Structure and Formation of Our Company—Determination of Consideration Payable in the Formation Transactions."

        The values of OP units set forth below and elsewhere in this prospectus assume a value per OP unit equal to the price per share to the public of our common stock in this offering equal to the midpoint of the price range set forth on the front cover of this prospectus. Pursuant to the terms of the FP Land Merger Agreement, the number of OP units to be received by the prior investors as consideration for the merger is fixed. As a result, in the event the price to the public in this offering is less than the midpoint of the price range set forth on the front cover of this prospectus, the value of the OP units issuable to the prior investors will decrease. Conversely, in the event the price to the public in this offering is greater than the midpoint of the price range set forth on the front cover of this prospectus, the value of the OP units issuable to the prior investors will increase.

        The following formation transactions have occurred or will occur substantially concurrently with the completion of this offering:

  •
  We were formed as a Maryland corporation, and our operating partnership was formed as a Delaware limited partnership, on September 27, 2013.

  •
  We will sell                    shares of our common stock in this offering and an additional                    shares if the underwriters exercise their over-allotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for                    OP units (or                     OP units if the underwriters exercise their over-allotment option in full).

  •
  Pursuant to the FP Land Merger Agreement, FP Land will merge with and into our operating partnership (with our operating partnership surviving) in order to consolidate the ownership of our initial portfolio of properties in our operating partnership. As a result of the FP Land Merger, our operating partnership will own 100% of the interests in the properties in our initial portfolio.

  •
  In connection with the FP Land Merger, prior investors who are Farmland Partners affiliates will receive as consideration                         OP units having an aggregate value of approximately $       million.

  •
  In connection with the FP Land Merger, prior investors, other than the Farmland Partners affiliates, will receive as consideration                        OP units having an aggregate value of approximately $             million.

  •
  Messrs. Pittman and Hough will enter into a representation, warranty and indemnity agreement, or the Representation, Warranty and Indemnity Agreement, pursuant to which they will make certain representations and warranties to us regarding the properties being acquired in the FP Land Merger and agree to indemnify us and our operating partnership for certain breaches of such representations and warranties for one year after the completion of the formation transactions. See "Structure and Formation of Our Company—Formation Transactions." Other than Messrs. Pittman and Hough, none of the prior investors will provide us with any indemnification, other than with respect to representations regarding their interests in FP Land.

  •
  We will enter into tax protection agreements with certain of the prior investors who will become limited partners of our operating partnership, including Messrs. Pittman and Hough and Mr. Hough's affiliates, pursuant to which we will agree to indemnify them against certain adverse tax consequences to them, which may affect the way in which we conduct our business, including with respect to when and under what circumstances we sell properties in our initial portfolio or interests therein or repay debt during the restriction period set forth in the agreements. See "Certain Relationships and Related Party Transactions—Tax Protection Agreements."

  •
  We will enter into triple-net leases with terms ranging from one to three years for the 36 farms and three grain storage facilities that will be leased to entities controlled by Mr. Pittman and in which Mr. Hough and his affiliates own an interest, and we will assume the leases for Baca and Crane Creek in connection with the FP Land Merger.

  •
  Concurrently with or shortly after completion of this offering, we expect to enter into an agreement for a                     -year, $       million secured revolving credit facility. We expect to use borrowings under the anticipated credit facility to fund acquisitions and for general corporate purposes and working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Anticipated Revolving Credit Facility."

Benefits of the Formation Transactions to Related Parties

        In connection with this offering and the formation transactions, Messrs. Pittman, Fabbri and Hough and Mr. Hough's affiliates will receive material benefits described in "Certain Relationships and Related Party Transactions," including those described below.

  •
  Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, will receive                    OP units having an aggregate value of approximately $       million as consideration in the FP Land Merger. In addition, concurrently with the completion of this offering, Mr. Pittman will receive $      in restricted shares of our common stock equal to an aggregate of                        shares (based on the midpoint of the price range set forth on the front cover of this prospectus). As a result, Mr. Pittman will own approximately      % of the combined shares of our common stock and OP units upon completion of this offering and consummation of the formation transactions, or      % if the underwriters' over-allotment option is exercised in full.

  •
  Mr. Hough, who will provide consulting services to us pursuant to the Consulting Agreement, and his affiliates, will receive                    OP units having an aggregate value of approximately $             million as consideration in the FP Land Merger. In addition, Mr. Hough will receive $      in restricted shares of our common stock equal to an aggregate of                    shares (based on the midpoint of the price range set forth on the front cover of this prospectus). As a result, Mr. Hough and his affiliates will own approximately      % of the combined shares of our common stock and OP units upon completion of this offering and consummation of the formation transactions, or      % if the underwriters' over-allotment option is exercised in full.

  •
  Mr. Fabbri, our Chief Financial Officer, will receive $      in restricted shares of our common stock equal to an aggregate of                    shares (based on the midpoint of the price range set forth on the front cover of this prospectus).

  •
  Our operating partnership will enter into tax protection agreements with certain of the prior investors who become limited partners of our operating partnership, including Messrs. Pittman and Hough and Mr. Hough's affiliates, pursuant to which our operating partnership will agree to indemnify such limited partners against adverse tax consequences (including as a result of receiving a tax protection payment) in connection with (i) our sale of the protected properties in our initial portfolio in a taxable transaction until the            th (or in a limited number of cases, the            th) anniversary of the completion of the formation transactions and (ii) our operating partnership's failure to provide such limited partners the opportunity to guarantee certain debt of our operating partnership until the            th anniversary of the completion of the formation transactions. Pursuant to the tax protection agreements, it is anticipated that the total amount of

    protected built-in gain on the protected properties will be approximately $             million. Our operating partnership also will agree to provide certain prior investors, including Messrs. Pittman and Hough and Mr. Hough's affiliates, the opportunity to guarantee a portion of our operating partnership's indebtedness, or, alternatively, to enter into deficit restoration obligations, to provide them with certain tax protections. We are currently evaluating, and have not yet determined, whether such limited partners will have a need to guarantee debt immediately upon completion of this offering and consummation of the formation transactions. In addition to any guarantee opportunities provided immediately upon completion of the formation transactions and this offering, this opportunity will also be provided upon future repayment, retirement, refinancing, or other reduction (other than scheduled amortization) of our operating partnership's liabilities, and we will indemnify those partners for any tax liabilities they incur as a result of our failure to timely provide such opportunity and any tax liabilities incurred as a result of such tax protection payment. See "Certain Relationships and Related Party Transactions—Tax Protection Agreements" and "Structure and Formation of Our Company—Benefits of the Formation Transactions to Related Parties."

  •
  In connection with the completion of this offering, we will enter into registration rights agreements with the persons receiving OP units in the formation transactions, including Messrs. Pittman and Hough and Mr. Hough's affiliates. Pursuant to the terms of the registration rights agreements, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the OP units issued in connection with the formation transactions. We will agree to pay all of the expenses relating to such registration statements. See "Shares Eligible for Future Sale—Registration Rights."

  •
  We intend to enter into employment agreements with Messrs. Pittman and Fabbri that will be effective upon completion of this offering. The employment agreements with Messrs. Pittman and Fabbri will provide for base salary, bonus and other benefits, including accelerated vesting of equity awards upon a termination of the executive's employment under certain circumstances. See "Management—Executive Compensation—Employment Agreements."

  •
  We will enter into the Consulting Agreement with Mr. Hough, pursuant to which Mr. Hough will advise us with respect to business strategies and related matters, including asset underwriting, asset acquisitions and accounting matters, as well as other matters reasonably requested by us during the term of the Consulting Agreement. See "Management—Consulting Agreement."

  •
  We will enter into a shared services agreement, or the Shared Services Agreement, with American Agriculture Corporation, or American Agriculture, a Colorado corporation that is wholly owned by Messrs. Pittman and Hough, pursuant to which American Agriculture will provide certain support services to us, including providing office space and administrative support, accounting support, information technology services and human resources assistance. See "Certain Relationships and Related Party Transactions—Shared Services Agreement."

  •
  We intend to enter into indemnification agreements with our directors and executive officers that will be effective upon completion of this offering, providing for their indemnification by us to the fullest extent permitted by law and advancement by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors or in certain other capacities.

  •
  We intend to adopt the Farmland Partners, Inc. 2014 Equity Incentive Plan, or our Equity Incentive Plan, under which we may grant cash or equity-based incentive awards to our directors, officers, employees and consultants. Upon completion of this offering, we expect to grant an

    aggregate of $            in restricted shares of our common stock to Messrs. Pittman, Fabbri and Hough, and an aggregate of $            in restricted shares of our common stock to our independent directors. See "Management—Executive Officer and Director Compensation."

  •
  Upon completion of this offering and the formation transactions, substantially all of the farms in our initial portfolio will be leased to entities controlled by Mr. Pittman and in which Mr. Hough and his affiliates own an interest pursuant to triple-net leases with terms ranging from one to three years.

Our Structure

        The following diagram depicts our expected ownership structure upon completion of this offering and consummation of the formation transactions. Our operating partnership will own the various properties in our initial portfolio directly or indirectly, and in some cases through special purpose entities created in connection with various financings.

(1)
Reflects (a) an aggregate of                        restricted shares of our common stock to be granted to our executive officers, (b)                         restricted shares of our common stock to be granted to each of our independent directors, and (c)                         restricted shares of our common stock to

  be granted to Jesse J. Hough, our consultant, in each case, concurrently with the completion of this offering.

(2)
Reflects an aggregate of                    OP units issuable to certain of Mr. Hough's family members who are not his affiliates as consideration in connection with the FP Land Merger.

(3)
Reflects an aggregate of                    OP units issuable to Messrs. Pittman and Hough and Mr. Hough's affiliates as consideration in connection with the FP Land Merger.

(4)
Concurrently with the completion of this offering and consummation of the formation transactions, we will enter into new triple-net leases with entities controlled by Mr. Pittman, with terms ranging from one to three years, for 36 farms and three grain storage facilities in our initial portfolio. We will assume the triple-net leases for Baca and Crane Creek in connection with the FP Land Merger.

Restrictions on Ownership and Transfer

        Under the partnership agreement for our operating partnership, holders of OP units may not transfer their OP units without our prior consent, as general partner of our operating partnership. Each of our executive officers, directors and director nominees, Mr. Hough and certain of Mr. Hough's affiliates have agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including OP units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days without the written consent of the representatives of the underwriters of this offering. Beginning on the first anniversary of the completion of the formation transactions, holders of OP units may tender their OP units for redemption by our operating partnership in exchange for cash equal to the market price of our common stock at the time of redemption or, at our option, for shares of our common stock on a one-for-one basis, as described under "Our Operating Partnership and the Partnership Agreement—Redemption Rights."

        Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, effective upon completion of this offering and subject to certain exceptions, our charter will provide that no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See "Description of Our Capital Stock—Restrictions on Ownership and Transfer."

        Our charter will also prohibit any person from, among other things:

  •
  beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);

  •
  transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons;

  •
  beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a taxable REIT subsidiary, or TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; and

  •
  beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

        Our Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a person from the 9.8% ownership limit and certain other restrictions in our charter and may establish or increase an excepted holder percentage limit for such person if our Board of Directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption or establishing or increasing the excepted holder percentage limit will not cause us to lose our status as a REIT.

        Our charter will also provide that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be null and void. If the transfer to the trust is ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be null and void.

Conflicts of Interest

Formation Transactions and Related Agreements

        Following the completion of this offering and consummation of the formation transactions, conflicts of interest may arise between the holders of OP units, on the one hand, and our stockholders, on the other hand, with respect to certain transactions, such as the sale of properties or a reduction of indebtedness, which could have adverse tax consequences to holders of OP units, including Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and Mr. Hough, who provides consulting services to us pursuant to the Consulting Agreement, thereby making those transactions less desirable to such holders. See "Policies with Respect to Certain Activities—Conflicts of Interest and Related Policies" and "Our Operating Partnership and the Partnership Agreement."

        We did not negotiate on an arm's-length basis the terms of the formation transactions and their operative documents, including the FP Land Merger Agreement, the Shared Services Agreement, the Consulting Agreement, the tax protection agreements and the Representation, Warranty and Indemnity Agreement. In the course of structuring the formation transactions and negotiating these agreements, Messrs. Pittman, Fabbri and Hough had the ability to influence the type and amount of compensation and benefits that they will receive from us. See "Structure and Formation of Our Company—Formation Transactions." There may be conflicts of interest in the interpretation and enforcement of such agreements. Furthermore, the tax protection agreements that our operating partnership entered into with certain prior investors, including Messrs. Pittman and Hough and Mr. Hough's affiliates, may affect the way in which we conduct our business, including with respect to when and under what circumstances we sell properties in our initial portfolio or interests therein or repay debt during the restriction period. See "Certain Relationships and Related Party Transactions—Tax Protection Agreements."

Leases with Affiliated Entities

        Upon completion of this offering and the formation transactions, 84.0% of the total acres in our initial portfolio will be leased to either Astoria Farms, or Hough Farms, which are both controlled by Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and in which Mr. Hough, who will provide consulting services to us, and his affiliates own an interest. These leases were not negotiated on an arm's-length basis, and the terms, including the annual rent and other amounts payable, may not be as favorable to us as if the leases had been negotiated with an unaffiliated third party. See "Risk Factors—Risks Related to Our Organizational Structure—The leases with our affiliates were not negotiated on an arm's-length basis and may not be as favorable to us as if they had been negotiated with unaffiliated third parties." The renewal of any of the existing leases with entities controlled by Mr. Pittman and any new leases with these entities or any other entity affiliated with our management team or Mr. Hough will require the approval of a majority of the independent members of our Board of Directors. See "Certain Relationships and Related Party Transactions—Leases with Affiliated Entities."

Excluded Assets and Businesses

        Messrs. Pittman and Hough will retain ownership interests in one farm in Illinois (consisting of 3,144 total acres) and one farm in Nebraska (consisting of 1,204 total acres) that will not be contributed to us in our formation transactions, due to their families' long-term ownership of those farms and the high proportion of non-tillable acreage of those farms, including pasture land, livestock facilities and land devoted to recreational activities. In addition, the excluded Illinois farm contains a substantial amount of timberland from which revenues are generated from logging and hunting. We do not believe the two excluded properties are consistent with our investment criteria and business and growth strategies. However, upon completion of this offering and consummation of the formation transactions, we will enter into agreements with Messrs. Pittman and Hough and certain of their affiliates pursuant to which we will be granted a right of first offer with respect to any portion of the excluded properties that Messrs. Pittman and Hough and certain of their affiliates desire to transfer.

        In addition, Messrs. Pittman and Hough are the sole owners of, and Mr. Hough is an employee of, American Agriculture, which provides services related to farming and livestock and is a party to the Shared Services Agreement. See "—Shared Services Agreement." Mr. Pittman also has a controlling interest in (i) Astoria Farms and Hough Farms, which are engaged primarily in the production and sale of corn and soybeans and will lease 84.0% of the total acres in our initial portfolio, and (ii) a livestock business. Mr. Hough has ownership interests in and manages the farming operations of Astoria Farms and Hough Farms and the livestock business controlled by Mr. Pittman.

        As a result of these ownership interests, Messrs. Pittman and Hough will have conflicts of interest. See "Risk Factors—Risks Related to Our Organizational Structure—Messrs. Pittman and Hough have outside business interests that could require time and attention and may interfere with their ability to devote time to our business and affairs or present financial conflicts with us and may adversely affect our business."

Homestead Exemption Policy

        Our Board of Directors has adopted a policy, which we refer to as the Homestead Exemption Policy, to allow Mr. Pittman and his affiliates to acquire additional farmland in close proximity to the two excluded farms. Pursuant to the Homestead Exemption Policy, Mr. Pittman and his affiliates have a right of first opportunity to acquire farmland in a total of 15 townships that are located within Fulton County or Schuyler County in Illinois or Butler County in Nebraska, which are the counties in which the two excluded farms are located. The specific townships are Astoria, Isabel, Kerton, Pleasant, Vermont and Woodland in Fulton County, Illinois; Browning, Hickory, Oakland and Rushville in Schuyler County, Illinois; and Alexis, Bone Creek, Olive, Savannah and Summit in Butler County, Nebraska. Under the Homestead Exemption Policy, Mr. Pittman and his affiliates may acquire no more than an aggregate of $5.0 million of farmland properties in these 15 townships annually without first offering the acquisition opportunity to us or otherwise receiving the consent or approval of the majority of the independent members of our Board of Directors. The independent members of our Board of Directors will review this policy annually.

Distribution Policy

        We intend to make regular quarterly distributions to holders of shares of our common stock. Distributions declared by us will be authorized by our Board of Directors in its sole discretion out of funds legally available therefor and will depend upon a number of factors, including restrictions under applicable law, the capital requirements of our company and the distribution requirements necessary to qualify and maintain our qualification as a REIT. We may be required to fund distributions from working capital or with a portion of the net proceeds from this offering or borrow to provide funds for such distributions, or we may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance. However, we currently have no intention to use the net proceeds from this offering to make distributions nor do we currently intend to make distributions using shares of our common stock.

Our Tax Status

        We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014.

        As a REIT, we generally will not be subject to U.S. federal income tax on our taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute on an annual basis at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be subject to tax at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income. Additionally, any income earned by any TRSs that we form or acquire in the future, will be fully subject to U.S. federal, state and local corporate income tax.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. For as long as we are an emerging growth company, among other things:

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

  •
  we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

        We may take advantage of these provisions until December 31, 2019 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of shares of our common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt securities over a three-year period. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards under Section 102(b) of the JOBS Act.

Corporate Information

        Our executive offices are located at 8670 Wolff Court, Suite 240, Westminster, Colorado 80031. Our telephone number at our executive offices is (720) 452-3100 and our corporate website is www.farmlandpartners.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus.

This Offering

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters' over-allotment option in full).
Common stock to be outstanding after this offering	shares(1)
Common stock and OP units to be outstanding after this offering and the formation transactions	shares and OP units(1)(2)
Use of proceeds

We estimate that the net proceeds from this offering, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, will be approximately $            million ($            million if the underwriters exercise their over-allotment option in full). We will contribute the net proceeds from this offering to our operating partnership. Our operating partnership intends to use the net proceeds from this offering for general corporate purposes, including repayment of outstanding indebtedness, future acquisitions, working capital and, potentially, paying distributions.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading "Risk Factors" beginning on page 21 of this prospectus and other information included in this prospectus before investing in our common stock.

Proposed NYSE listing symbol	FPI

(1)
Includes (a)             shares of common stock to be issued in this offering, (b) an aggregate of            restricted shares of our common stock to be granted to our independent directors concurrently with the completion of this offering (based on the midpoint of the price range set forth on the front cover of this prospectus), and (c) an aggregate of            restricted shares of our common stock to be granted to Messrs. Pittman, Fabbri and Hough concurrently with the completion of this offering (based on the midpoint of the price range set forth on the front cover of this prospectus). Excludes (a)             shares of our common stock issuable upon the exercise of the underwriters' over-allotment option in full, (b)             shares of our common stock available for future issuance under our Equity Incentive Plan, and (c)              shares that may be issued, at our option, upon redemption of OP units to be issued in the formation transactions.

(2)
Includes            OP units expected to be issued in the formation transactions, which may, subject to certain limitations, and as set forth in the partnership agreement of our operating partnership, be redeemed for cash or, at our option, for shares of our common stock on a one-for-one basis beginning one year following completion of the formation transactions.

 Summary Selected Financial Data

        The following table sets forth summary selected financial and operating data on (i) a historical combined basis for our Predecessor and (ii) a pro forma basis for our company after giving effect to this offering and the formation transactions. Our Predecessor, FP Land, is a Delaware limited liability company that owns 100% of the equity interests in two entities, which we refer to as the ownership entities, that directly wholly own the 38 farms and three grain storage facilities that comprise our initial portfolio. Pursuant to the FP Land Merger, we will acquire the 38 farms and three grain storage facilities owned indirectly by our Predecessor and assume the ownership and operation of its business. We have not presented historical information for Farmland Partners Inc. because we have not had any corporate activity since our formation other than the issuance of            shares of common stock in connection with the initial capitalization of the company in connection with this offering, and because we believe that a discussion of the results of Farmland Partners Inc. would not be meaningful.

        You should read the following summary selected financial data in conjunction with our historical combined financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

        The historical combined consolidated balance sheet information as of December 31, 2012 and 2011 of our Predecessor and the combined consolidated statements of operations for the years ended December 31, 2012 and 2011 of our Predecessor have been derived from the historical audited combined consolidated financial statements of our Predecessor included elsewhere in this prospectus. The historical combined consolidated balance sheet information as of September 30, 2013 of our Predecessor and the combined consolidated statements of operations for the nine months ended September 30, 2013 and 2012 have been derived from the unaudited combined consolidated financial statements of our Predecessor included elsewhere in this prospectus and include all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods.

        Our summary selected unaudited pro forma consolidated financial and operating data as of and for the nine months ended September 30, 2013 and for the year ended December 31, 2012 assume the completion of this offering and the consummation of the formation transactions (each as described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus) as of January 1, 2012 for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

	As of and For the Nine Months Ended September 30,			As of and For the Years Ended December 31,
		Predecessor Historical Combined			Predecessor Historical Combined
	2013 (Company Pro Forma Consolidated)			2012 (Company Pro Forma Consolidated)
		2013	2012		2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Total operating revenues	$	$1,870,487	$1,543,536	$	$2,123,116	$1,551,406
Net income		569,159	390,191		586,352	263,734
EBITDA(1)		1,678,984	1,340,057		1,872,906	1,423,135
FFO(1)		677,732	477,677		710,928	314,868
Total assets		39,813,149			36,913,823	27,411,300
Total liabilities		43,680,347			36,580,455	32,713,092
Total (deficit) equity		(3,867,198)			333,368	(5,301,792)

(1)
For definitions and reconciliations of net income to earnings before interest, taxes, depreciation and amortization, or EBITDA, and funds from operations, or FFO, as well as a statement disclosing the reasons why our management believes that EBITDA and FFO provide useful information to investors and, to the extent material, any additional purposes for which our management uses EBITDA and FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

RISK FACTORS

        Before you invest in our securities, you should be aware that your investment is subject to various risks, including those described below. You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase our securities.

Risks Relating to Our Business and Properties

The geographic concentration of our initial portfolio could cause us to be more susceptible to adverse weather, economic or regulatory changes or developments in the markets in which our properties are located than if we owned a more geographically diverse portfolio, which could materially and adversely affect the value of our farms and our ability to lease our farms on favorable terms or at all.

        All of the farms in our initial portfolio are located in Illinois, Nebraska and Colorado, with a significant concentration in Illinois and Nebraska, which exposes us to greater economic risks than if we owned a more geographically diverse portfolio. Upon completion of this offering and the formation transactions, our farms in Illinois, Nebraska and Colorado will represent approximately 85%, 11% and 4%, respectively, of the total 2014 contractual rent of our initial portfolio. As a result, we are particularly susceptible to developments or conditions in these states and/or the specific counties in which our farms are located, including adverse weather conditions (such as windstorms, tornados, floods, drought, hail and temperature extremes), transportation conditions (including navigation of the Mississippi River), crop disease, pests and other adverse growing conditions, and unfavorable or uncertain political, economic, business or regulatory conditions (such as changes in price supports, subsidies and environmental regulations). Any such developments or conditions could materially and adversely affect the value of our farms and our ability to lease our farms on favorable terms or at all, which could adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders.

Our initial portfolio is comprised almost entirely of properties used to grow primary row crops, principally corn and soybeans, which subjects us to risks associated with concentrating our portfolio in a single asset class devoted to a limited number of crop types.

        Our initial portfolio is comprised almost entirely of properties used to grow primary row crops, principally corn and soybeans. As a result, any development or situation that adversely affects the value of properties generally or the prices of corn or soybeans, including those described in the risk factor above, could have a more significant adverse impact on us than if our initial portfolio were diversified by asset type or crop type, which could materially and adversely impact our financial condition, results of operations and ability to make distributions to our stockholders.

Our business is dependent in part upon the profitability of our tenants' farming operations, and any downturn in the profitability of their farming operations could have a material adverse effect on our financial condition, results of operations, cash flow and ability to make distributions to our stockholders.

        We depend on our tenants to operate the farms we own in a manner that generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent and real estate taxes, maintain certain insurance coverage and maintain the properties generally. The ability of our tenants to fulfill their obligations under our leases depends, in part, upon the overall profitability of their farming operations, which could be adversely impacted by, among other things, adverse weather conditions, crop prices, crop disease, pests, contaminants, and unfavorable or uncertain political, economic, business or regulatory conditions. We will be particularly susceptible to any decline in the profitability of our tenants' farming operations if we enter into any leases that do not require 100% of the annual rent to be paid in advance of the spring planting season or if we utilize variable-rent leases, such as the lease for Baca, pursuant to which the amount of rent depends on crop yields and prices realized by our tenants. In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. We can provide no assurances that, if a tenant defaults on its obligations to us under a lease, we will be able to lease or re-lease that farm on economically favorable terms in a timely manner, or at all. In addition, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

        The rents we are able to negotiate for the properties we own is based, in part, on the tenant's expectation of the land's future productivity. To the extent we lease to tenants whose operations become less profitable, prospective tenants may assume reduction in profitability is due, in part, to less productive land, which could make it more difficult to negotiate favorable rental rates for such properties.

        As a result, any downturn in the profitability of the farming operations of our tenants or a downturn in the farming industry as a whole could have a material adverse effect on our financial condition, results of operations, cash flow and ability to make distributions to our stockholders.

Substantially all of the farms in our initial portfolio will be leased to entities controlled by Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, pursuant to triple-net leases, and the failure of these entities to meet their obligations to us, or their determination to not renew leases or to terminate their farming operations, could materially and adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders.

        Of the 38 farms in our initial portfolio, 36 farms, as well as three grain storage facilities (representing an aggregate of approximately 94% of the total 2014 contractual rent of our initial portfolio), will be leased to entities controlled by Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and in which Mr. Hough, who will serve as our consultant, and his affiliates own an interest. In addition, although we expect that most of the farms we acquire in the future will be leased to tenants unrelated to our management team, we may lease such newly acquired farms to our affiliates from time to time in the future. Therefore, the success of our business will depend in part upon the profitability of these entities' farming operations and their ability to meet their obligations to us. In the event these affiliates are unable to meet their obligations to us, whether as a result of a downturn in the profitability of their farming operations or otherwise, our financial condition, results of operations, cash flow and ability to make distributions to our stockholders could be materially adversely affected. See "—Risks Related to Our Organizational Structure—The leases with our affiliates were not negotiated on an arm's-length basis and may not be as favorable to us as if they had been negotiated with unaffiliated third parties."

        Moreover, these entities may determine to not re-new their leases with us at the end of the lease term or to terminate their farming operations, whether as a result of a downturn in the profitability of their farming operations or otherwise, in which case, a substantial number of our properties would become vacant at the same time. In the event such a situation develops in the future, we may not have sufficient infrastructure in place to successfully identify suitable tenants to lease a large number of properties on an expedited basis, which may cause us to have vacant properties or negotiate lease terms less favorable to us.

Our inability to continuously lease our properties on favorable economic and other terms would materially and adversely affect our results of operations and cash available for distribution to stockholders.

        While we will lease substantially all of the properties in our initial portfolio to entities controlled by Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, pursuant to triple-net leases that require payment of 100% of the annual rent in advance of the planting season, our business plan contemplates leasing properties that we acquire in the future to farm-operator tenants unrelated to Mr. Pittman or us, pursuant to triple-net leases. There can be no assurance that we will be able to identify suitable tenants or negotiate acceptable lease terms for properties we acquire in the future. In particular, we may not be able to obtain triple-net lease terms for our properties on economic terms for future leases that are consistent with the terms of the leases for the properties in our initial portfolio. In addition, we may not be able to negotiate for the full payment of rent in advance of the planting season, which could subject us to credit risk exposure to our farm-operator tenants and the risks associated with farming operations, such as weather, commodity price fluctuations and other factors described above under "—Our business is dependent in part upon the profitability of our tenants' farming operations, and any downturn in the profitability of their farming operations could have a material adverse effect on our financial condition, results of operations, cash flow and ability to make distributions to our stockholders."

        Even if we enter into leases that require payment of all or a substantial portion of annual rent in advance of the planting season, in the event of a default by the tenant in payment of the annual rent when due, there can be no assurance that we would be able to timely locate a new tenant and obtain acceptable lease terms before the planting season window closes, in which event our lease revenue from any affected property would likely be substantially decreased.

Our failure to identify and consummate suitable acquisitions would significantly impede our growth and our ability to diversify our portfolio by geography, crop type and tenant, which would materially and adversely affect our results of operations and cash available for distribution to our stockholders.

        Our ability to expand through acquisitions is integral to our business strategy and requires that we identify and consummate suitable acquisition or investment opportunities that meet our investment criteria and are compatible with our growth strategy. We will compete for the acquisition of farmland and properties related to farming with many other entities engaged in agricultural and real estate investment activities, including individual and family operators of farming businesses, corporate agriculture companies, financial institutions, institutional pension funds, real estate companies, private equity funds and other private real estate investors. These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for such properties. Our competitors may have greater resources than we do and may be willing to pay more for certain assets or may have a more compatible operating philosophy with our acquisition targets. In particular, larger institutions may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties, our profitability may decrease, and you may experience a lower return on your investment. Our failure to identify and consummate suitable acquisitions would significantly impede our growth and our ability to diversify our portfolio by geography, crop type and tenant, which would materially and adversely affect our results of operations and cash available for distribution to our stockholders.

Some state laws prohibit or restrict the ownership of agricultural land by business entities, which could impede the growth of our portfolio and our ability to diversify geographically.

        Certain states, including Iowa, North Dakota, South Dakota, Minnesota, Oklahoma, Wisconsin, Missouri and Kansas, in which a substantial amount of primary row cropland is located, have laws that prohibit or restrict to varying degrees the ownership of agricultural land by corporations or business entities like us. Additional states may, in the future, pass similar or more restrictive laws, and we may not be legally permitted, or it may become overly burdensome or expensive, to acquire properties in these states, which could impede the growth of our portfolio and our ability to diversify geographically in states that might otherwise have attractive investment opportunities.

Failure to succeed in new markets may have adverse consequences.

        Our initial portfolio is comprised of properties located in Illinois, Nebraska and Colorado. We intend to acquire properties in markets that are new to us. When we acquire properties located in new markets, we may face risks associated with a lack of market knowledge or understanding of the local market, including the availability and identity of quality tenant farmers, forging new business relationships in the area and unfamiliarity with local government requirements and procedures. Furthermore, the negotiation of a potential expansion into new markets would divert management time and other resources. As a result, we may have difficulties executing our business strategy in these new markets, which could have a negative impact on our results of operations and ability to make distributions to our stockholders.

Our platform may not be as scalable as we anticipate, and we could face difficulties growing our business without significant new investment in personnel and infrastructure, which could disrupt our business and operations and impede the growth of our business.

        Our platform for operating our business may not be as scalable as we anticipate or able to support significant growth without substantial new investment in personnel and infrastructure. Upon completion of this offering and the formation transactions, we will have two employees, have access to additional personnel pursuant to the Shared Services Agreement with American Agriculture and receive consulting services from Jesse J. Hough pursuant to the Consulting Agreement. It is possible that if our business grows substantially, we will need to make significant new investment in personnel and infrastructure to support that growth. We may be unable to make significant investments on a timely basis or at reasonable costs and our failure in this regard could disrupt our business and operations and impede the growth of our business.

Our short-term leases make us more susceptible to any decreases in prevailing market rental rates than would be the case if we entered into longer term leases, which could have a material adverse effect on our results of operations and ability to make distributions to our stockholders.

        Upon completion of this offering, all of the leases in our initial portfolio will have terms ranging from one to three years, and we expect that most of the leases we enter into in the future will have one- to three-year terms. As a result, we will be required to frequently re-lease our properties upon the expiration of our leases, which will make us more susceptible to declines in market rental rates than we would be if we were to enter into longer term leases. As a result, any decreases in the prevailing market rental rates in the geographic areas in which we own properties could have a material adverse effect on our results of operations and ability to make distribution to our stockholders.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

        The real estate investments made, and to be made, by us may be difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions may be limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties within a specific time period is subject to certain limitations imposed by our tax protection agreements, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

        In addition, the Code imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms.

If our properties do not have access to adequate water supplies, it could harm our ability to lease the properties for farming on favorable terms or at all, which could have a material adverse impact on the value of our properties and our results of operations and ability to make distributions to our stockholders.

        Farmland and properties related to farming require access to sufficient water to make the property suitable for farming. Although we expect to acquire properties with sufficient water access, there may be a need to drill additional wells in the future, and we would be required to obtain permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult or costly to obtain, particularly in areas where there is a limited supply of water. In addition, there can be no assurance that additional wells will produce sufficient water supplies to support farming operations adequately. Similarly, our properties may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation, and we could incur costs in order to retain this water and comply with such regulations. If we are unable to obtain or maintain sufficient water supplies for our properties, or the costs incurred to obtain or maintain the water supplies cause the farming operation to be less profitable, we may not be able to lease our properties for farming on favorable terms or at all, which could have a material adverse impact on the value of our properties and our results of operations and ability to make distributions to our stockholders.

Our farms are subject to adverse weather conditions, seasonal variability, crop disease and other contaminants, which may affect our tenants' ability to pay rent and thereby have an adverse effect on our results of operations, financial condition, and our ability to make distributions to stockholders.

        Annual row crops are vulnerable to adverse weather conditions, including windstorms, tornados, floods, drought and temperature extremes, which are quite common but difficult to predict. Unfavorable growing conditions can reduce both crop size and crop quality. Seasonal factors, including supply and consumer demand, may also have an effect on the crops grown by our tenants. In extreme cases, entire harvests may be lost in some geographic areas.

        In addition, annual row crops are vulnerable to crop disease, pests and other contaminants. Damages to tenants' crops from crop disease and pests may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. The costs to control these infestations vary depending on the severity of the damage and the extent of the plantings affected. These infestations can increase the costs and decrease the revenues of our tenants. Tenants may also incur losses from product recalls, fines or litigation due to other contaminants that may cause food borne illness. It is difficult to predict the occurrence or severity of such product recalls, fines or litigation as well as their impact upon our tenants.

        Although we typically lease our properties on a fixed-rent basis that does not change based on the success of the farming operations, we may, to a limited extent, utilize variable-rent leases pursuant to which the amount of the rent depends on crop yields and prices in regions where such arrangements are prevalent. In any case, adverse weather conditions, seasonal variability, crop disease, pests and other contaminants could adversely affect our tenants' ability to continue to meet their obligations to us and our ability to lease or re-lease properties on favorable terms, or at all, which could have a material adverse effect on the value of our properties, our results of operations, financial condition, and our ability to make distributions to our stockholders.

In the past, the market prices of the crops that our tenants may produce on our agricultural properties have been volatile, which may affect our tenants' ability to pay rent and thereby have an adverse effect on our results of operations and our ability to make distributions to stockholders.

        The value of a crop is affected by many factors that can differ on a yearly basis. The unpredictability of weather and crop disease in the major crop production regions worldwide creates a significant risk of price volatility, which may either increase or decrease the value of the crops that our tenants produce each year. Other material factors adding to the volatility of crop prices are changes in government regulations and policy, fluctuations in global prosperity, fluctuations in foreign trade and export markets, and eruptions of military conflicts or civil unrest. Although rental payments under our leases typically will not be based on the quality or profitability of our tenants' harvests, any of these factors could adversely affect our tenants' ability to meet their obligations to us and our ability to lease or re-lease properties on favorable terms, or at all, which could have a material adverse effect on the value of our properties, our results of operations and our ability to make distributions to our stockholders.

The future effects of climate change could adversely impact the value of our properties and our results of operations.

        In addition to the general risks that adverse weather conditions pose for the tenants of our properties, the value of our properties and the operations of our tenants may be subject to risks associated with long-term effects of climate change. Many climatologists have predicted that the impacts of climate change could include increases in average temperatures, more extreme temperatures, changes in rainfall patterns, severe droughts, and increases in volatile weather over time. Such effects of climate change could make our properties less profitable for farming or other alternative uses, which could adversely impact the value of our properties, our results of operations and our ability to make distributions to our stockholders.

Adverse changes in government policies related to farming, including decreases in farm subsidies, tax incentives or the percentage of ethanol that must be blended into fuel, could reduce prices of crops and the profitability of farming operations, which could materially and adversely affect the value of our properties and our results of operations.

        There are a number of government programs that provide subsidies and tax and other incentives to farm operators. Some of these programs have been in operation since the 1930s and were intended to stabilize the income to farm operators and protect them from agricultural setbacks such as wind damage, floods, drought and crop disease. In addition, in recent years both the U.S. federal government and certain state governmental agencies have required that transportation fuel sold in the United States contain a minimum volume of renewable fuel, including ethanol. These renewable fuel requirements have caused ethanol demand to increase substantially, which in turn has had a positive impact on the price of corn and primary row crop farmland prices in general. The elimination or reduction of any of these subsidies or other incentives, the widespread use of other forms of renewable fuel or reduction in renewable fuel requirements in the future could reduce the prices of crops and the profitability of farming operations, which could materially and adversely impact the value of our farms and our ability to lease them on favorable terms, or at all, which would have a material adverse effect on our results of operations.

Acquiring farmland and properties related to farming during periods when such properties are experiencing substantial inflows of capital and intense competition may result in inflated purchase prices and increase the likelihood that our properties will not appreciate in value and may, instead, decrease in value.

        The allocation of substantial amounts of capital for investment in farmland and farming related properties and significant competition for income-producing real estate may inflate the purchase prices for such assets. If we acquire properties in such an inflated environment, it is possible that the value of our assets may not appreciate and may, instead, decrease in value, perhaps significantly, below the amount we paid for such assets. In addition to macroeconomic and local economic factors, technical factors, such as a decrease in the amount of capital allocated to the purchase of farmland and farming related properties and the number of investors participating in the sector, could cause the value of our assets to decline.

If the U.S. Federal Reserve or other central banks embark on a substantial tightening of monetary policy in the future that causes real interest rates to rise substantially, it may cause land prices to decline if the rise in real interest rates is not accompanied by rises in the general levels of inflation.

        A substantial tightening of monetary policy by the U.S. Federal Reserve or other central banks would increase credit costs (through the resulting increase in interest rates) and decrease credit availability. This could hurt farm operators because higher real interest rates make it more difficult for farm operators to qualify for loans and increase their borrowing costs. Higher interest rates also tend to decrease U.S. and world economic growth, thus decreasing the demand for agricultural commodities. All of these consequences could reduce farm income. If increases in real interest rates (which is defined as nominal interest rates minus the inflation rate) are not accompanied by higher levels of farm income and rents, this could lead to declines in agricultural land values and a reduction in our profitability, either of which would have a material adverse effect on our business or results of operations, financial condition, and ability to make distributions to our stockholders.

The loss of key management personnel, particularly Paul A. Pittman and Luca Fabbri, or the loss of Jesse J. Hough, our consultant, could have a material adverse effect on our ability to implement our business strategy and to achieve our investment objectives.

        Our future success depends to a significant extent on the continued service and coordination of our senior management team, particularly Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, and Luca Fabbri, our Chief Financial Officer. We can provide no assurances that any of our key personnel will continue their employment with us. The loss of services of any of our executive officers could have a material adverse effect on our ability to implement our business strategy and to achieve our investment objectives.

        In addition, the success of the farm operator that will rent substantially all of our properties upon completion of this offering depends to a significant extent on the continued service of Jesse J. Hough, who manages the farming operations of the entities controlled by Mr. Pittman that will lease substantially all of the farms in our initial portfolio. The loss of services from Mr. Hough under the Consulting Agreement or his departure from or diminishment of his activities at the operator of substantially all of our initial properties could have a material adverse effect on our business.

We have no operating history as a REIT or a publicly traded company, and we cannot assure that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company.

        We have no operating history as a REIT or a publicly traded company. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet the disclosure requirements of the SEC. Following the completion of this offering, we will be required to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT, satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with the NYSE listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources, any of which could materially adversely impact our business, results of operations and financial condition. See "—U.S. Federal Income Tax Risks—Failure to qualify as a REIT for U.S. federal income tax purposes would subject us to U.S. federal income tax on our taxable income at regular corporate rates, which would substantially reduce our ability to make distributions to our stockholders."

We are an "emerging growth company," and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.

        In April 2012, President Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for "emerging growth companies," including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, we may take advantage of exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including the requirements to:

  •
  provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

  •
  comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

  •
  comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

  •
  provide certain disclosure regarding executive compensation required of larger public companies; or

  •
  hold stockholder advisory votes on executive compensation.

        We cannot predict if investors will find shares of our common stock less attractive because we will not be subject to the same reporting and other requirements as other public companies. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for our common stock, and the per share trading price of our common stock could decline and may be more volatile.

We will incur new costs as a result of becoming a public company, and such costs may increase if and when we cease to be an "emerging growth company," which could adversely impact our results of operations.

        As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, our executive officers' attention may be diverted from other business concerns, which could adversely affect our business and results of operations. In addition, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company, although we are currently unable to estimate these costs with any degree of certainty. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our executive officers' time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

        As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our executive officers and adversely affect our business and results of operations.

As a result of becoming a public company, management will be required to report periodically on the effectiveness of its system of internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our system of internal control over financial reporting may not be determined to be appropriately designed or operating effectively, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

        In connection with our Predecessor's audits for the years ended December 31, 2012 and December 31, 2011, our Predecessor's independent registered public accounting firm identified and communicated a material weakness related to the failure to implement an effective system of internal controls over financial reporting. Two contributing factors to this material weakness include a failure to maintain a sufficient complement of qualified accounting personnel and an appropriate segregation of duties within the organization. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our Predecessor's financial statements will not be prevented or detected on a timely basis. This material weakness resulted in audit adjustments to our Predecessor's financial statements, which were identified by our Predecessor's independent registered public accounting firm.

        We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the first fiscal year beginning after the completion of this offering. In addition, after we are no longer an emerging growth company under the JOBS Act, Section 404 of the Sarbanes-Oxley Act requires our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements. Substantial work on our part is required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging. Upon completion of this offering, our management team and financial reporting personnel will be primarily those of our Predecessor and, as such, we may face the same material weakness as our Predecessor that is described above. We cannot give any assurances that the material weakness identified by our independent registered public accounting firm will be remediated on a timely basis or at all or that additional material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 404 of the Sarbanes-Oxley Act. The existence of any material weakness would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per share trading price of our common stock.

We depend on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, acquire additional properties, meet our capital and operating needs or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

        In order to qualify and maintain our qualification as a REIT, we are required under the Code to, among other things, distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including acquisition opportunities and principal and interest payments on any outstanding debt, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms, in the time period we desire, or at all. Any debt we incur will increase our leverage, expose us to the risk of default and may impose operating restrictions on us, and any additional equity we raise (including the issuance of OP units) could be dilutive to existing shareholders. Our access to third-party sources of capital depends, in part, on:

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  general market conditions;

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  the market's view of the quality of our assets;

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  the market's perception of our growth potential;

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  our debt levels;

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  our current and expected future earnings;

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  our cash flow and cash distributions; and

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  the market price per share of our common stock.

        Recently, the capital markets have been subject to significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

We may provide senior secured first-lien mortgage loans for the purchase of farmland and properties related to farming, which exposes us to risks associated with being a mortgage lender, including the risk that borrowers default on their obligations to us, which could adversely affect our results of operations and financial condition.

        We may provide senior secured first-lien mortgage loans for the purchase of farmland and properties related to farming. Payments on such loans depend on the profitable operation or management of the farmland or farmland-related property securing the loan. The success of the farmland or farm-related property may be affected by many factors outside the control of the borrower, including adverse weather conditions that prevent the planting of a crop or limit crop yields, declines in market prices for agricultural products (both domestically and internationally) and the impact of government regulations (including changes in price supports, subsidies and environmental regulations). In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. If the cash flow from a farming operation is diminished, the borrower's ability to repay the loan may be impaired. If a borrower defaults under a mortgage loan for which we are the lender, we may attempt to foreclose on the collateral securing the loan, including by acquiring title to the subject property, to protect our investment. In response, the defaulting borrower may contest our enforcement of foreclosure or other available remedies, seek bankruptcy protection against our exercise of enforcement or other available remedies, or bring claims against us for lender liability. If a defaulting borrower seeks bankruptcy protection, the automatic stay provisions of the U.S. Bankruptcy Code would preclude us from enforcing foreclosure or other available remedies against the borrower unless relief is first obtained from the court with jurisdiction over the bankruptcy case. In addition, we may be subject to intercreditor agreements that delay, impact, govern or limit our ability to foreclose on a lien securing a loan or otherwise delay or limit our pursuit of our rights and remedies. Any such delay or limit on our ability to pursue our rights or remedies could adversely affect our business, results of operations and ability to make distributions to our stockholders. Even if we successfully foreclose on the collateral securing our mortgage loans, foreclosure-related costs, high loan-to-value ratios or declines in property values could prevent us from realizing the full amount of our mortgage loans, and we could be required to record a valuation allowance for such losses.

We may be subject to litigation or threatened litigation, which may divert management time and attention, require us to pay damages and expenses or restrict the operation of our business.

        We may be subject to litigation or threatened litigation, including claims relating to the actions of our tenants and otherwise in the ordinary course of business. In particular, we are subject to the risk of complaints by our tenants involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to litigation or governmental investigations, as well as claims and litigation relating to real estate rights or uses of our properties. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Additionally, whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management's ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant, or involve our agreement with terms that restrict the operation of our business. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of those claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage and could expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors, which could adversely impact our results of operations, cash flows and our ability to pay distributions on, and the value of, our common stock.

Liability for uninsured or underinsured losses could adversely affect our financial condition and cash flow.

        Our properties may be damaged by adverse weather conditions and natural disasters, such as earthquakes, floods and tornados. Our insurance may not be adequate to cover all damages or losses from these events, or we may view it as not economically prudent to purchase insurance for certain types of losses. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flows from one or more properties. If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss, which could have an adverse effect on our cash flow.

Potential liability for environmental matters could adversely affect our financial condition.

        We will be subject to the risk of liabilities under federal, state and local environmental laws applicable to agricultural properties. Some of these laws could subject us to:

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  responsibility and liability for the cost of removal or remediation of hazardous substances released on our properties, generally without regard to our knowledge of or responsibility for the presence of the contaminants;

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  liability for the costs of investigation, removal or remediation of hazardous substances or chemical releases at disposal facilities for persons who arrange for the disposal or treatment of these substances; and

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  potential liability for claims by third parties for damages resulting from environmental contaminants.

        Environmental site assessments were not conducted on the farms in our initial portfolio and we do not expect to conduct environment site assessments on farms we acquire in the future. Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Additionally, we could become subject to new, stricter environmental regulations, which could diminish the utility of our properties and have a material adverse impact on our results of operations.

The presence of endangered or threatened species on or near our acquired properties could restrict the activities of our agricultural tenants, which could in turn have a material adverse impact on the value of our assets and our results of operations.

        Federal, state, local and foreign laws and regulations intended to protect threatened or endangered species could restrict certain activities on our properties. The size of any area subject to restriction would vary depending on the protected species at issue, the time of year and other factors, and there can be no assurance that such federal, state, local and foreign laws will not become more restrictive over time. If portions of our properties are deemed to be part of or bordering habitats for such endangered or threatened species that could be disturbed by the agricultural activities of our tenants, it could impair the ability of the land to be used for farming, which in turn could have a material adverse impact on the value of our assets and our results of operations.

We may be required to permit the owners of the mineral rights to our properties to enter and occupy parts of the properties for the purposes of drilling and operating oil or gas wells, which could adversely impact the rental value of our properties.

        Although we will own the surface rights to the properties that we acquire, other persons may own the rights to any minerals, such as oil and natural gas, that may be located under the surfaces of these properties. Under agreements with any such mineral rights owners, we expect that we would be required to permit third parties to enter our properties for the purpose of drilling and operating oil or gas wells on the premises. We will also be required to set aside a reasonable portion of the surface area of our properties to accommodate these oil and gas operations. The devotion of a portion of our properties to these oil and gas operations would reduce the amount of the surface available for farming or farm-related uses. Such activities might also disrupt the productivity of the farmland or property related to farming or increase the risk of environmental liabilities, any of which could adversely impact the rents that we receive from leasing these properties.

Increases in mortgage rates or unavailability of mortgage debt may make it difficult for us to finance or refinance our debt, which could have a material adverse effect on our financial condition, results of operations, growth prospects and our ability to make distributions to stockholders.

        If mortgage debt is unavailable to us at reasonable rates or at all, we may not be able to finance the purchase of additional properties or refinance existing debt when it becomes due. If interest rates are higher when we refinance our debt, our income and cash flow could be reduced, which would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. In addition, to the extent we are unable to refinance our debt when it becomes due, we will have fewer debt guarantee opportunities available to offer under our tax protection agreements, which could trigger an obligation to indemnify certain parties under those tax protection agreements.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

        Upon completion of this offering and the formation transactions, we expect to have $         million of outstanding mortgage indebtedness and intend to finance, in part, future property acquisitions from time to time with mortgage indebtedness. Mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our tax protection agreements with respect to the sales of certain properties.

Our anticipated revolving credit facility is expected to restrict our ability to engage in certain business activities, including our ability to incur additional indebtedness, make certain capital expenditures and make certain investments, which could have a material adverse impact on our results of operations.

        Our anticipated revolving credit facility is expected to contain customary negative covenants and other financial and operating covenants that, among other things:

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  restrict our ability to incur additional indebtedness;

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  restrict our ability to incur additional liens;

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  restrict our ability to make certain investments (including certain capital expenditures);

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  restrict our ability to merge with another company;

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  restrict our ability to sell or dispose of assets;

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  restrict our ability to make distributions to stockholders; and

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  require us to satisfy minimum financial coverage ratios, minimum tangible net worth requirements and maximum leverage ratios.

        These limitations will restrict our ability to engage in certain business activities, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations. In addition, our credit facility may contain specific cross-default provisions with respect to specified other indebtedness, giving the lenders the right, in certain circumstances, to declare a default if we are in default under other loans.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

        We may experience interest rate volatility in connection with our anticipated revolving credit facility, mortgage loans or other variable-rate debt that we may owe, and mortgage loans we may make, from time to time. We may seek to mitigate our exposure to changing interest rates by using interest rate hedging arrangements such as interest rate swaps and caps. These derivative instruments involve cost and risk and may not be effective in reducing our exposure to interest rate changes. Risks inherent in derivative instruments include the risk that counterparties to derivative contracts may be unable to perform their obligations, the risk that interest rates move in a direction contrary to, or move slower than the period contemplated by, the direction or time period that the derivative instrument is designed to cover, and the risk that the terms of such instrument will not be legally enforceable. While we intend to design our hedging strategies to protect against adverse movements in interest rates, derivative instruments that we are likely to use may also involve immediate costs, which could reduce our cash available for distribution to our stockholders. Likewise, ineffective hedges, as well as the occurrence of any of the risks inherent in derivatives, could adversely affect our results of operations or reduce your overall investment returns. We will review each of our derivative contracts and will periodically evaluate their effectiveness against their stated purposes.

We may be unable to collect balances due on our leases from any tenants in bankruptcy, which could adversely affect our financial condition, results of operations and cash flow.

        We are subject to the credit risk of our tenants. Our tenants, particularly those that may depend on debt and leverage, could be susceptible to bankruptcy in the event that their cash flows are insufficient to satisfy their financial obligations, including meeting their obligations to us under their leases. A tenant in bankruptcy may be able to restrict our ability to collect unpaid rent and interest during the bankruptcy proceeding and may reject the lease. If a bankrupt tenant rejects a lease with us, any claim we might have for breach of the lease, excluding a claim against collateral securing the lease, would be treated as a general unsecured claim. Our claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of the remaining lease payments payable under the lease, but in no case more than three years of lease payments. In addition, a tenant may assert in a bankruptcy proceeding that its lease should be re-characterized as a financing agreement. If such a claim is successful, our rights and remedies as a lender, compared to a landlord, are generally more limited. In the event of a tenant bankruptcy, we may also be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of our properties, avoid the imposition of liens on our properties or transition our properties to a new tenant. In the event of the tenant's breach of its obligations to us or its rejection of the lease in bankruptcy proceedings, we may be unable to locate a replacement tenant in a timely manner or on comparable or better terms. As a result, our financial condition, results of operations and ability to make distributions to our stockholders could be adversely affected if a tenant declares bankruptcy.

If our tenants fail to comply with applicable labor regulations, it could have an adverse effect on our tenants' ability to make rental payments to us and, in turn, our ability to make distributions to our stockholders.

        State, county and federal governments have implemented a number of regulations governing labor practices used in connection with farming operations. For example, these regulations seek to provide for minimum wages and minimum and maximum work hours, as well as to restrict the hiring of illegal immigrants. If one of our tenants is accused of violating, or found to have violated such regulations, it could have a material adverse effect on the tenant's results of operations, which could adversely affect its ability to make its rental payments to us and, in turn, our ability to make distributions to our stockholders.

Risks Related to Our Organizational Structure

Upon completion of this offering and consummation of the formation transactions, Mr. Pittman, Mr. Hough and Mr. Hough's affiliates will own, directly or indirectly, a substantial equity interest in our company on a fully diluted basis and will have the ability to exercise significant influence on our company and our operating partnership, including the approval of significant corporate transactions.

        Upon completion of this offering and consummation of the formation transactions, Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, and Jesse J. Hough, who manages the farming operations of the tenants that will lease substantially all of the properties in our initial portfolio, and Mr. Hough's affiliates will own approximately      % of the combined outstanding shares of our common stock and OP units (which OP units may be redeemable for shares of our common stock) (or approximately      % if the underwriters fully exercise their over-allotment option). Consequently, these individuals may be able to significantly influence the outcome of matters submitted for stockholder action, including the approval of significant corporate transactions, including business combinations, consolidations and mergers.

Unknown liabilities assumed by us in connection with our formation transactions could be significant and our ability to seek recourse against third parties for certain of these liabilities could be limited, which could result in losses.

        As part of our formation transactions, we will acquire entities and assets that are subject to existing liabilities, some of which may be unknown or unquantifiable at the time this offering is completed. These liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims by tenants or other persons dealing with our Predecessor entities (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. While in some instances we may have the right to seek reimbursement against an insurer, any recourse against third parties, including the prior investors in our assets, for certain of these liabilities will be limited. Messrs. Pittman and Hough will enter into the Representation, Warranty and Indemnity Agreement with us with respect to certain aspects of the formation transactions but their liability to us will be limited with respect to time and dollar amount. There can be no assurance that we will be entitled to any such reimbursement or that ultimately we will be able to recover in respect of such rights for any of these historical liabilities.

We have not obtained a fairness opinion in connection with the FP Land Merger, and the consideration paid by us to the prior investors in FP Land Merger was not negotiated on an arm's-length basis and may exceed the fair market value of the farmland and other assets in our initial portfolio.

        We have not obtained a fairness opinion in connection with the FP Land Merger. The amount of consideration to be paid by us to the prior investors, including Paul A. Pittman, Jesse J. Hough and certain affiliates of Mr. Hough, in the FP Land Merger was based upon management's estimates of the fair market value of these properties and other assets on an aggregate basis, which was based in part upon the appraised values of the properties that will comprise our initial portfolio and the outstanding indebtedness of our Predecessor and its affiliates. However, the consideration to be paid by us to the prior investors was not based on arm's-length negotiations and was not approved by any independent directors. In addition, Paul A. Pittman, who had significant influence in structuring the formation transactions, and Jesse J. Hough, who will provide consulting services to us, and certain of his affiliates had pre-existing ownership interests in those properties and assets and will receive        OP units as a result of the formation transactions. These OP units will have an initial value of approximately $        , based on the initial public offering price of $        per share (the midpoint of the price range set forth on the front cover of this prospectus), and will represent      % of the outstanding equity interests of our company (on a fully diluted basis) upon completion of this offering and the formation transactions. It is possible that the consideration we will pay for the farmland and other assets in our initial portfolio may exceed their fair market value and that we could realize less value from these assets than we would have if the assets had been acquired after arm's-length negotiations. See "Certain Relationships and Related Transactions."

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

        Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, including Messrs. Pittman and Hough, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Maryland law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company.

        Under Maryland law, a general partner of a Maryland limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Maryland law consistently with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of our operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to our operating partnership and its partners.

        Additionally, the partnership agreement provides that we will not be liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action. No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify and reduce our fiduciary duties or obligations as the general partner or reduce or eliminate our liability for money damages to our operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

        Our charter contains certain ownership limits with respect to our stock. Our charter, among other restrictions, prohibits the beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock, excluding any shares that are not treated as outstanding for U.S. federal income tax purposes. Our Board of Directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from this ownership limit if certain conditions are satisfied. See "Description of Our Capital Stock—Restrictions on Ownership and Transfer." This ownership limit as well as other restrictions on ownership and transfer of our stock in our charter may:

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  discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; and

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  result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of certain of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval, which may delay, defer or prevent a transaction that our stockholders believe to be in their best interests.

        Our Board of Directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue. In addition, under our charter, our Board of Directors, without stockholder approval, has the power to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. See "Description of Our Capital Stock—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock." As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our Board of Directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

        Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under certain circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

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  "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or any affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter impose fair price and/or supermajority voting requirements on these combinations; and

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  "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, except solely by virtue of a revocable proxy, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights with respect to their control shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

        By resolution of our Board of Directors, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our Board of Directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our Board of Directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

        Additionally, certain provisions of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently employ. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring, or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price. Our charter contains a provision whereby we elect to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our Board of Directors. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws."

        Our charter, our bylaws and Maryland law also contain other provisions, including the provisions of our charter on removal of directors and the advance notice provisions of our bylaws, that may delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

        Provisions in the partnership agreement of our operating partnership may delay, or make more difficult, unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders might consider such proposals, if made, desirable. These provisions include, among others:

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  redemption rights;

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  a requirement that we may not be removed as the general partner of our operating partnership without our consent;

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  transfer restrictions on OP units;

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  our ability, as general partner, in some cases, to amend the partnership agreement and to cause our operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners; and

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  the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

        Upon completion of this offering and consummation of the formation transactions, the limited partners, including Messrs. Pittman and Hough and Mr. Hough's affiliates, and our other executive officers and directors will own approximately      % of the combined outstanding shares of our common stock and OP units.

Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and Mr. Hough, our consultant, have outside business interests that could require time and attention and may interfere with their ability to devote time to our business and affairs or present financial conflicts with us and may adversely affect our business.

        Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and Mr. Hough, our consultant, will retain ownership interests in one farm in Illinois (consisting of 3,144 total acres) and one farm in Nebraska (consisting of 1,204 total acres) that will not be contributed to us in our formation transactions, due to their families' long-term ownership of those farms and the high proportion of non-tillable acreage of those farms, including pasture land, livestock facilities and land devoted to recreational activities. In addition, Messrs. Pittman and Hough are the sole owners of, and Mr. Hough is an employee of, American Agriculture, which provides services related to farming and livestock and is a party to the Shared Services Agreement. See "Certain Relationships and Related Party Transactions—Shared Services Agreement." Mr. Pittman also has a controlling interest in (i) Astoria Farms and Hough Farms, which are engaged primarily in the production and sale of corn and soybeans and will lease 84.0% of the total acres in our initial portfolio, and (ii) a livestock business. Mr. Hough has ownership interests in and manages the farming operations of Astoria Farms and Hough Farms and the livestock business controlled by Mr. Pittman, and he may be required to devote substantial time to those businesses. See "Certain Relationships and Related Party Transactions—Excluded Assets and Businesses." In addition, our Board of Directors has adopted the Homestead Exemption Policy, pursuant to which Mr. Pittman and his affiliates have a right of first opportunity to acquire farmland in a total of 15 townships located within Fulton County or Schuyler County in Illinois or Butler County in Nebraska, up to a maximum aggregate amount of $5.0 million annually. See "Certain Relationships and Related Party Transactions—Homestead Exemption Policy."

        In some cases, Mr. Pittman may have financial conflicts between the excluded farms and any additional farms he may acquire, on the one hand, and the farms in our initial portfolio, on the other hand—for example, the opportunity to direct existing or prospective tenants to one of the excluded properties rather than a property in our initial portfolio in order to increase the value of that excluded property. In addition, Mr. Pittman will have certain management and fiduciary obligations related to these business interests that may interfere with his ability to devote time to our business and affairs and may adversely affect our business. We cannot accurately predict the amount of time and attention that will be required of Mr. Pittman to perform his ongoing duties related to outside business interests.

The leases we will enter into upon completion of the formation transactions with entities controlled by Mr. Pittman and in which Hough has an interest were not negotiated on an arm's-length basis and may not be as favorable to us as if they had been negotiated with unaffiliated third parties.

        Substantially all of the properties in our initial portfolio are leased to entities controlled by Mr. Pittman and in which Mr. Hough and his affiliates own an interest. As such, the leases between us and these parties, which have terms that range from one to three years, were negotiated between related parties and their terms, including rent payable to us under the leases, may not be as favorable to us as if they had been negotiated with unaffiliated third parties. Moreover, conflicts of interest may exist or could arise in the future as a result of considering whether to renew, terminate or negotiate these leases. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the leases with these parties because of our desire to maintain our ongoing relationship with these parties.

Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

        In connection with the formation transactions, our operating partnership will enter into tax protection agreements that provide that if we dispose of any interest in the protected initial properties in a taxable transaction prior to the        th (or, in a limited number of cases, the        th) anniversary of the completion of the formation transactions, subject to certain exceptions, we will indemnify certain contributors, including Messrs. Pittman and Hough and Mr. Hough's affiliates, for their tax liabilities attributable to the built-in gain that exists with respect to such property interests as of the time of this offering and the formation transactions, and the tax liabilities incurred as a result of such tax protection payment. In addition, we may enter into similar tax protection agreements in the future if we issue OP units in connection with the acquisition of properties. Therefore, although it may be in our stockholders' best interests that we sell one of these properties, it may be economically prohibitive for us to do so because of these obligations. Moreover, as a result of these potential tax liabilities, Mr. Pittman may have a conflict of interest with respect to our determination as to these properties.

Our tax protection agreements may require our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

        Under our tax protection agreements, our operating partnership will provide certain of our contributors, including Messrs. Pittman and Hough and Mr. Hough's affiliates, the opportunity to guarantee debt or enter into deficit restoration obligations at both the consummation of the formation transactions and the completion of this offering (if needed) and upon a future repayment, retirement, refinancing or other reduction (other than scheduled amortization) of currently outstanding debt prior to the        th anniversary of the completion of the formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such contributor a cash payment intended to approximate the contributor's tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment. See "Certain Relationships and Related Party Transactions—Tax Protection Agreements." We agreed to these provisions in order to assist our contributors in deferring the recognition of taxable gain as a result of and after the formation transactions, and we may agree to similar provisions in the future if we issue OP units in connection with the acquisition of properties. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

The FP Land Merger Agreement, the Shared Services Agreement, the Consulting Agreement and certain other agreements entered into in connection with the formation transactions were not negotiated on an arm's-length basis, and we may pursue less vigorous enforcement of terms of those agreements because of conflicts of interest and our dependence on Messrs. Pittman, Fabbri and Hough.

        Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and Mr. Hough, who will serve as our consultant pursuant to the Consulting Agreement, and Mr. Hough's affiliates have interests in the FP Land Merger Agreement pursuant to which we will acquire interests in our properties in connection with our formation transactions. In addition, upon completion of this offering, we will enter into the Shared Services Agreement with American Agriculture, which is wholly owned by Messrs. Pittman and Hough, pursuant to which American Agriculture will provide certain support services to us, including providing office space and administrative support, accounting support, information technology services and human resources assistance. We also intend to enter into employment agreements with Messrs. Pittman and Fabbri that will be effective upon completion of this offering and the Consulting Agreement with Mr. Hough, pursuant to which Mr. Hough will advise us with respect to business strategies and related matters, including asset underwriting, asset acquisitions and accounting matters, as well as other matters reasonably requested by us during the term of the Consulting Agreement. Messrs. Pittman and Hough also will enter into the Representation, Warranty and Indemnity Agreement with us pursuant to which they will make certain representations and warranties to us regarding the entities and assets being acquired in the formation transactions and will agree to indemnify us and our operating partnership for breaches of such representations and warranties for one year after the completion of this offering and the formation transactions. These agreements were not negotiated on an arm's-length basis and may not be as favorable to us as if they had been negotiated with unaffiliated third parties. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with Messrs. Pittman, Fabbri and Hough, which could have a negative impact on stockholders. Moreover, conflicts of interest may exist or could arise in the future as a result of considering whether to renew, terminate or re-negotiate the Shared Services Agreement, the Consulting Agreement or the employment agreements with Messrs. Pittman and Fabbri.

The agreements relating to our formation transactions will be subject to certain closing and other conditions.

        The FP Land Merger Agreement relating to our formation transactions whereby we will acquire the properties in our initial portfolio will be subject to certain closing and other conditions, including obtaining lender consents with regard to the merger that is part of the formation transactions and satisfaction of certain deadlines. We may determine to delay the completion of our formation transactions in order to satisfy these conditions precedent.

Our Board of Directors may change our strategies, policies and procedures without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

        Our investment, financing, leverage and distribution policies, and our policies with respect to all other activities, including growth, capitalization and operations, will be determined exclusively by our Board of Directors, and may be amended or revised at any time by our Board of Directors without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Further, our charter and bylaws do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our Board of Directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could materially adversely affect our financial condition, results of operations and cash flow.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event that we take certain actions which are not in our stockholders' best interests.

        Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner that he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under the MGCL, directors are presumed to have acted with this standard of care. As permitted by Maryland law, our charter eliminates the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

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  actual receipt of an improper benefit or profit in money, property or services; or

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  active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

        Our charter and bylaws obligate us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We also have entered into indemnification agreements with our officers and directors granting them express indemnification rights. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter, bylaws and indemnification agreements or that might exist for other public companies.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

        Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our senior management and may prevent a change in control of our company that is in the best interests of our stockholders. Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of all the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our senior management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

We are a holding company with no direct operations and, as such, we will rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

        We are a holding company and will conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we will rely on cash distributions from our operating partnership to pay any dividends we might declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, your claims as a stockholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership's and its subsidiaries' liabilities and obligations have been paid in full.

Our operating partnership may issue additional OP units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and could have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

        After giving effect to this offering, we will own      % of the outstanding OP units in our operating partnership. We may, in connection with our acquisition of properties, as compensation or otherwise, issue additional OP units. Such issuances would reduce our ownership percentage in our operating partnership and could affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own OP units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

U.S. Federal Income Tax Risks

Failure to qualify as a REIT for U.S. federal income tax purposes would subject us to U.S. federal income tax on our taxable income at regular corporate rates, which would substantially reduce our ability to make distributions to our stockholders.

        We have not yet elected to be taxed as a REIT. We intend to qualify and elect to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year ending December 31,

2014. To qualify as a REIT, we must meet various requirements set forth in the Code concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions. The REIT qualification requirements are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the U.S. federal tax laws relating to, or the U.S. federal income tax consequences of, qualification as a REIT. It is possible that future economic, market, legal, tax or other considerations may cause our Board of Directors to determine that it is not in our best interest to qualify as a REIT or revoke our REIT election, which it may do without stockholder approval.

        Although we do not expect to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, we will receive an opinion in connection with this offering from our legal counsel, Morrison & Foerster LLP, regarding our ability to qualify as a REIT. Morrison & Foerster LLP will render its opinion that we will qualify as a REIT, based upon our representations as to the manner in which we are and will be owned, invest in assets and operate, among other things. Our qualification as a REIT will depend upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Code. Morrison & Foerster LLP will not review these operating results or compliance with the qualification standards on an ongoing basis, and we may not satisfy the REIT requirements in the future. Also, Morrison & Foerster LLP's opinion will represent their legal judgment based on the law in effect as of the date of the opinion and will not be binding on the IRS or the courts, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to the U.S. federal income tax laws, any of which could be applied retroactively. In addition, Morrison & Foerster LLP's opinion will not foreclose the possibility that we may have to use one or more REIT savings provision, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification.

        If we fail to qualify as a REIT for any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. In addition, we generally would be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution because of the additional tax liability. In addition, distributions would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

        As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and would substantially reduce our ability to make distributions to you.

To qualify as a REIT and to avoid the payment of U.S. federal income and excise taxes, we may be forced to borrow funds, use proceeds from the issuance of securities (including this offering), pay taxable dividends of our stock or debt securities or sell assets to make distributions, which may result in our distributing amounts that may otherwise be used for our operations.

        To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. We will be subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on acquisitions of properties and it is possible that we might be required to borrow funds, use proceeds from the issuance of securities (including this offering), pay taxable dividends of our stock or debt securities or sell assets in order to distribute enough of our taxable income to qualify or maintain our qualification as a REIT and to avoid the payment of U.S. federal income and excise taxes.

Future sales of properties may result in penalty taxes or may be made throughTRSs, each of which would diminish the return to you.

        It is possible that one or more sales of our properties may be "prohibited transactions" under provisions of the Code. If we are deemed to have engaged in a "prohibited transaction" (i.e., we sell a property held by us primarily for sale in the ordinary course of our trade or business), all income that we derive from such sale would be subject to a 100% tax. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax. A principal requirement of the safe harbor is that the REIT must hold the applicable property for not less than two years prior to its sale for the production of rental income. It is entirely possible that a future sale of one or more of our properties will not fall within the prohibited transaction safe harbor.

        If we acquire a property that we anticipate will not fall within the safe harbor from the 100% penalty tax upon disposition, we may acquire such property through a TRS in order to avoid the possibility that the sale of such property will be a prohibited transaction and subject to the 100% penalty tax. If we already own such a property directly or indirectly through an entity other than a TRS, we may contribute the property to a TRS. Though a sale of such property by a TRS likely would mitigate the risk of incurring a 100% penalty tax, the TRS itself would be subject to regular corporate income tax at the U.S. federal level, and potentially at the state and local levels, on the gain recognized on the sale of the property as well as any income earned while the property is operated by the TRS. Such tax would diminish the amount of proceeds from the sale of such property ultimately distributable to you. Our ability to use TRSs in the foregoing manner is subject to limitation. Among other things, the value of our securities in TRSs may not exceed 25% of the value of our assets and dividends from our TRSs, when aggregated with all other non-real estate income with respect to any one year, generally may not exceed 25% of our gross income with respect to such year. No assurances can be provided that we would be able to successfully avoid the 100% penalty tax through the use of TRSs.

In certain circumstances, we may be subject to U.S. federal and state income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

        Even if we qualify as a REIT, we may be subject to U.S. federal income taxes or state taxes. As discussed above, net income from a "prohibited transaction" will be subject to a 100% penalty tax. To the extent we satisfy the distribution requirements applicable to REITs, but distribute less than 100% or our taxable income, we will be subject to U.S. federal income tax at regular corporate rates on our undistributed income. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain capital gains we earn from the sale or other disposition of our properties and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, our stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the companies through which we indirectly own our assets. Any U.S. federal or state taxes we pay will reduce our cash available for distribution to our stockholders.

The ability of our Board of Directors to revoke or otherwise terminate our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

        Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income at regular corporate rates and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

If our operating partnership were classified as a "publicly traded partnership" taxable as a corporation for U.S. federal income tax purposes, we would fail to qualify as a REIT and would suffer other adverse tax consequences.

        We intend for our operating partnership to be treated as a "partnership" for U.S. federal income tax purposes. If the IRS were to successfully challenge the status of our operating partnership as a partnership, our operating partnership generally would be taxable as a corporation. In such event, we likely would fail to qualify as a REIT for U.S. federal income tax purposes, and the resulting corporate income tax burden would reduce the amount of distributions that our operating partnership could make to us. This would substantially reduce the cash available to pay distributions to our stockholders.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or sell properties earlier than we wish.

        To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution, or we may be required to forego or liquidate otherwise attractive investments in order to comply with the REIT tests. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

You may be restricted from acquiring or transferring certain amounts of our common stock.

        Certain provisions of the Code and the stock ownership limits in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities. In order to maintain our qualification as a REIT, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our stock.

        Our charter, with certain exceptions, authorizes our Board of Directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our Board of Directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our Board of Directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of such ownership limit would result in our failing to qualify as a REIT.

Dividends paid by REITs generally do not qualify for the favorable tax rates available for some dividends.

        The maximum U.S. federal income tax rate applicable to qualified dividend income paid to U.S. stockholders that are individuals, trusts and estates currently is 20%. Dividends paid by REITs generally are not eligible for such maximum tax rate. Although the favorable tax rates applicable to qualified dividend income do not adversely affect the taxation of REITs or dividends paid by REITs, such favorable tax rates could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Legislative or regulatory action with respect to taxes could adversely affect the returns to our stockholders.

        In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the U.S. federal income tax laws applicable to investments similar to an investment in our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our stock or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in our stock and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

        See "Material U.S. Federal Income Tax Considerations" for a more detailed discussion of these and other material U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of our common stock.

Risks Relating to this Offering and the Market for Our Common Stock

There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.

        Prior to this offering, there has not been any public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. The initial public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See "Underwriting." The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

Our cash available for distribution to stockholders may not be sufficient to pay distributions, and we may need to borrow in order to make such distributions or may not be able to make such distributions at all.

        In order to remain competitive with alternative investments, our distribution rate may exceed our cash available for distribution, including cash generated from operations. In the event this happens, we intend to fund the difference out of any excess cash on hand or from borrowings under our anticipated revolving credit facility, as well as from the net proceeds from this offering. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If we do not have sufficient cash available for distribution generated by our assets to pay the annual distribution set by our Board of Directors, or if cash available for distribution decreases in future periods, the market price of our common stock could decrease. Our ability to make distributions also may be limited by our anticipated revolving credit facility.

        All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, whether or not we have qualified as a REIT, and other factors as our Board of Directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that our Board of Directors approves distributions in excess of our then current and accumulated earnings and profits, these excess distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of your adjusted tax basis in your shares. A return of capital is not taxable, but it has the effect of reducing your adjusted tax basis in your investment. To the extent that distributions exceed the adjusted tax basis of your shares, they will be treated for tax purposes as a gain from the sale or exchange of your stock. See "Material U.S. Federal Income Tax Considerations." If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

The market price and trading volume of our common stock may be volatile following this offering.

        An active trading market for our common stock may not develop following the completion of this offering. Even if an active trading market develops for our common stock, the per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur, and investors in shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

        Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

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  actual or anticipated variations in our quarterly results of operations or dividends;

  •
  changes in our funds from operations or earnings estimates;

  •
  changes in government regulations or policies affecting our business or the farming business;

  •
  publication of research reports about us or the real estate or farming industries;

  •
  sustained decreases in agricultural commodity and crop prices;

  •
  increases in market interest rates that lead purchasers of our common stock to demand a higher yield;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any additional debt we incur in the future;

  •
  additions or departures of key management personnel;

  •
  actions by institutional stockholders;

  •
  speculation in the press or investment community;

  •
  the realization of any of the other risk factors presented in this prospectus;

  •
  the extent of investor interest in our securities;

  •
  the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

  •
  our underlying asset value;

  •
  investor confidence in the stock and bond markets generally;

  •
  changes in tax laws;

  •
  future equity issuances;

  •
  failure to meet earnings estimates;

  •
  failure to meet and maintain REIT qualifications and requirements; and

  •
  general market and economic conditions.

        In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the per share trading price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to acquire properties and may reduce the returns on your investment in our common stock.

        Prior to the time we have fully invested the net proceeds from this offering, we may fund distributions to our stockholders out of the net proceeds from this offering, which would reduce the amount of cash we have available to acquire properties and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds from this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder's tax basis in our common stock. In addition, our failure to rapidly invest the net proceeds from this offering or to make investments at acceptable rates of return could force us to set or reduce our distribution rate after setting such rate to a rate that is not competitive with alternative investments, which could adversely affect the market price for our common stock.

You will experience immediate and material dilution in connection with the purchase of our common stock in this offering.

        As of September 30, 2013, the aggregate historical combined net tangible book value of our Predecessor was approximately $             million, or $            per share of our common stock held by the prior investors, assuming the exchange of OP units into shares of our common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the completion of this offering and consummation of the formation transactions will be less than the initial public offering price. The purchasers of shares of our common stock offered hereby will experience immediate and substantial dilution of $            per share in the pro forma net tangible book value per share of our common stock, based on the midpoint of the price range set forth on the front cover of this prospectus. See "Dilution."

The combined financial statements of our Predecessor and our unaudited pro forma financial statements may not be representative of our financial statements as an independent public company.

        The combined financial statements of our Predecessor and our unaudited pro forma financial statements that are included in this prospectus do not necessarily reflect what our financial position, results of operations or cash flow would have been had we been operating an independent entity during the periods presented. Furthermore, this financial information is not necessarily indicative of what our results of operations, financial position or cash flow will be in the future. It is not possible for us to accurately estimate all adjustments that may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering and the formation transactions, including potential increased costs associated with reduced economies of scale and increased costs associated with being an independent publicly traded company. See "Selected Financial Data" and the combined financial statements of our Predecessor and our unaudited pro forma financial statements, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

The number of shares of our common stock available for future issuance or sale may have adverse effects on the market price of our common stock.

        We are offering                shares of our common stock as described in this prospectus. In addition, upon completion of this offering, we expect to grant an aggregate of $            in shares of restricted common stock equal to an aggregate of              shares (based on the midpoint of the price range set forth on the front cover of this prospectus) to Messrs. Pittman, Fabbri and Hough. Such persons collectively will beneficially own approximately        % of our outstanding common stock (or approximately        % if the underwriters fully exercise their over-allotment option) upon completion of this offering and consummation of the formation transactions. Shares of restricted common stock granted to Messrs. Pittman, Fabbri and Hough pursuant to our Equity Incentive Plan will vest in equal annual installments over              years beginning on the first anniversary following the date of the grant. After giving effect to grants of restricted common stock concurrently with the completion of this offering, we expect that an aggregate of               shares of our common stock will be available for future issuance under our Equity Incentive Plan. We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under our Equity Incentive Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates. The shares sold in this offering will be freely tradable, except for any shares purchased in this offering by our affiliates, as that term is defined by Rule 144 under the Securities Act, and for restrictions on ownership and transfer in our charter intended to preserve our status as a REIT.

        In addition, Messrs. Pittman and Hough and Mr. Hough's affiliates will receive              OP units having an aggregate value of approximately $             million in exchange for the contribution of their interests in our properties in connection with the formation transactions. As a result, such persons collectively will beneficially own approximately        % of the combined shares of our common stock and OP units in our operating partnership (or approximately        % if the underwriters fully exercise their over-allotment option) upon completion of this offering and consummation of the formation transactions. OP units issued by our operating partnership will be redeemable for cash or, at our election, shares of our common stock on a one-for-one basis at any time after holding the OP units for one year.

        We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of our common stock. The market price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock.

        In addition, we may issue additional shares in subsequent public offerings or private placements to make new investments or for other purposes. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future share issuances, which may dilute the existing stockholders' interests in us.

Future offerings of debt, which would be senior to our common stock upon liquidation, preferred equity securities, which may be senior to our common stock for purposes of dividend distributions or upon liquidation, and OP units in connection with future acquisitions may materially adversely affect us, including the per share trading price of our common stock.

        In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our operating partnership to issue debt securities), including medium-term notes, senior or subordinated notes and classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive payments prior to distributions to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk that our future offerings could reduce the per share trading price of our common stock and dilute their interest in us. In addition, the issuance of OP units in connection with future acquisitions and the redemption of such OP units for common stock may be dilutive to our stockholders and could have an adverse effect on the per share trading price of our common stock.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

        One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution yield, which is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution yield on our common stock or may seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the earnings that we derive from rental income with respect to our properties and our related distributions to stockholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions are likely to affect the market price of our common stock, and such effects could be significant. For instance, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, future events, financial condition or performance, expectations, competitive environment, availability of resources, regulation, liquidity, results of operations, strategies, plans and objectives. These forward-looking statements include, without limitation, statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, and future economic performance, as well as statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts. When we use the words "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or similar expressions or their negatives, as well as statements in future tense, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

  •
  our business strategy;

  •
  our projected operating results;

  •
  our ability to obtain future financing arrangements;

  •
  our understanding of our competition;

  •
  market trends;

  •
  our compliance with tax laws; and

  •
  use of the net proceeds from this offering.

        Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information available to us at the time those statements are made or management's good faith belief as of that time with respect to future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

  •
  the factors referenced in this prospectus, including those set forth under the section captioned "Risk Factors";

  •
  general volatility of the capital markets and the market price of our common stock;

  •
  changes in our business strategy;

  •
  availability, terms and deployment of capital;

  •
  availability of qualified personnel;

  •
  changes in our industry, interest rates or the general economy; and

  •
  the degree and nature of our competition.

        Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

 USE OF PROCEEDS

        After deducting the underwriting discount and commissions and estimated expenses of this offering of approximately $             million payable by us, we expect to receive net proceeds from this offering of approximately $             million, or approximately $             million if the underwriters' over-allotment option is exercised in full, in each case assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

        We intend to contribute the net proceeds from this offering to our operating partnership in exchange for OP units, and our operating partnership intends to use the net proceeds from this offering for general corporate purposes, including repayment of outstanding indebtedness, future acquisitions, working capital and, potentially, paying distributions.

        Pending application of net proceeds from this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations. We expect that these initial investments will provide a lower net return than we expect to receive from the investments described above.

 DISTRIBUTION POLICY

        We intend to make regular quarterly distributions to holders of shares of our common stock.

        Our ability to make distributions in the future at our initial distribution rate will depend upon our actual results of operations and earnings, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see "Risk Factors." Distributions declared by us will be authorized by our Board of Directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of our company and the distribution requirements necessary to qualify and maintain our qualification as a REIT. We may be required to fund distributions from working capital or with a portion of the net proceeds from this offering or borrow to provide funds for such distributions, or we may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance or reduce our distribution. However, we currently have no intention to use the net proceeds from this offering to make distributions nor do we currently intend to make distributions using shares of our common stock.

        In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax liability on our income and the 4% nondeductible excise tax. We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or make a taxable distribution of our shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. For more information, see "Material U.S. Federal Income Tax Considerations."

        Furthermore, we anticipate that, at least initially, our distributions will exceed our then current and then accumulated earnings and profits for the relevant taxable year, as determined for U.S. federal income tax purposes, due to non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, all or a portion of these distributions may represent a return of capital for U.S. federal income tax purposes. The extent to which our distributions exceed our current and accumulated earnings and profits may vary substantially from year to year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder's adjusted tax basis in the holder's shares, and to the extent that it exceeds the holder's adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. As a result, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be decreased (or increased) accordingly. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see "Material U.S. Federal Income Tax Considerations."

 CAPITALIZATION

        The following table sets forth the following as of September 30, 2013:

  •
  the historical capitalization of our Predecessor; and

  •
  our unaudited pro forma capitalization, as adjusted to give effect to the completion of (i) this offering (including the application of the net proceeds as described in "Use of Proceeds") and (ii) our formation transactions.

        This table should be read in conjunction with "Use of Proceeds," "Selected Financial Data," "Description of Our Capital Stock," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2013
	Predecessor Historical	Company Pro Forma
Cash and cash equivalents	$55,820	$

Mortgage notes payable	$43,179,904	$
Stockholders' Equity:
Common stock, $0.01 par value per share, 1,000 shares authorized, and shares issued and outstanding, historical; 500,000,000 shares authorized, and shares issued and outstanding, on a pro forma basis	—
Preferred stock, $0.01 par value per share, no shares authorized, and no shares issued and outstanding, historical; 100,000,000 shares authorized, and no shares issued and outstanding, on a pro forma basis	—
Additional paid-in capital
Controlling owners' equity
Non-controlling interest in our operating partnership	—

Total equity	(3,867,198)

Total capitalization	$39,312,706	$

 DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the shares of our common stock sold in this offering exceeds the pro forma net tangible book value per share of our common stock after completion of this offering and our formation transactions. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock and OP units deemed to be outstanding at that date.

        At September 30, 2013, our combined net tangible book value was $             million, or $            per share of our common stock held by prior investors, assuming the exchange of outstanding OP units (other than OP units held by us) into shares of our common stock on a one-for-one basis. After giving effect to the receipt of approximately $             million of estimated net proceeds from our sale of shares of our common stock in this offering at an assumed offering price of $            per share (the midpoint of the price range set forth on the front cover of this prospectus) and our formation transactions, our pro forma net tangible book value as of September 30, 2013, including the effects of grants of restricted shares of our common stock to our officers, directors and Jesse J. Hough, would have been $             million, or $            per share. This represents an immediate increase in net tangible book value per share of $            to recipients of OP units in the formation transactions and an immediate dilution in pro forma net tangible book value per share of $            per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this substantial and immediate per share dilution to new investors.

Assumed initial public offering price per share		$
Net tangible book value per share/OP unit at September 30, 2013	$
Increase in pro forma net tangible book value per share attributable to our formation transactions and this offering	$

Pro forma net tangible book value per share after giving effect to this offering		$

Dilution in pro forma net tangible book value per share to new investors		$

        If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $            per share, the increase in the net tangible book value per share to OP unit holders would be $            per OP unit and the dilution in pro forma net tangible book value per share to new investors purchasing common stock in this offering would be $            per share.

        The following table summarizes, as of September 30, 2013:

  •
  the total number of OP units issuable in the formation transactions and the number of shares of our common stock purchased from us by new investors purchasing shares in this offering;

  •
  the total consideration paid to us by OP unit holders and by new investors purchasing shares in this offering, assuming an initial public offering of $            per share (the midpoint of the price range set forth on the front cover of this prospectus), before deducting the estimated underwriting discount and estimated offering expenses payable by us in connection with this offering; and

  •
  the average price per unit paid by OP unit holders (based on the net tangible book value of the assets and properties being acquired by our operating partnership in the formation transactions) and the average price per share paid by new investors purchasing shares in this offering.

	Shares/OP Units Purchased			Total Consideration
Average Price per Share/OP Unit
	Number	Percent		Amount	Percent
OP unit holders			%	$		%	$
New investors							$

Total			%	$		%

SELECTED FINANCIAL DATA

        The following table sets forth selected financial and operating data on (i) a historical combined basis for our Predecessor and (ii) a pro forma basis for our company after giving effect to this offering and the formation transactions. Our Predecessor, FP Land, is a Delaware limited liability company that owns 100% of the equity interests in two entities, which we refer to as the ownership entities, that directly wholly own the 38 farms and three grain storage facilities that comprise our initial portfolio. Pursuant to the FP Land Merger Agreement, we will acquire the 38 farms and three grain storage facilities owned indirectly by our Predecessor and assume the ownership and operation of our Predecessor's business. We have not presented historical information for Farmland Partners Inc. because we have not had any corporate activity since our formation other than the issuance of                         shares of common stock in connection with the initial capitalization of the company in connection with this offering, and because we believe that a discussion of the results of Farmland Partners Inc. would not be meaningful.

        You should read the following selected financial and operating data in conjunction with the historical combined financial statements and the related notes of our Predecessor, our unaudited pro forma consolidated financial statements and related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

        The historical combined consolidated balance sheet information as of December 31, 2012 and 2011 of our Predecessor and the combined consolidated statements of operations for the years ended December 31, 2012 and 2011 of our Predecessor have been derived from the historical audited combined consolidated financial statements of our Predecessor included elsewhere in this prospectus. The historical combined consolidated balance sheet information as of September 30, 2013 of our Predecessor and the combined consolidated statements of operations for the nine months ended September 30, 2013 and 2012 have been derived from the unaudited combined consolidated financial statements of our Predecessor included elsewhere in this prospectus and include all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods.

        Our selected unaudited pro forma consolidated financial and operating data as of and for the nine months ended September 30, 2013 and for the year ended December 31, 2012 assume the completion of this offering and the consummation of the formation transactions (each as described in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus) as of January 1, 2012 for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

	As of and for the Nine Months Ended September 30,			As of and for the Years Ended December 31,
		Predecessor Historical Combined			Predecessor Historical Combined
	2013 (Company Pro Forma Consolidated)			2012 (Company Pro Forma Consolidated)
		2013	2012		2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Data:
Total operating revenues	$	$1,870,487	$1,543,536	$	$2,123,116	$1,551,406
Total operating expenses		300,076	290,965		374,786	207,696
Total other expense		1,001,252	862,380		1,161,978	1,079,976
Net income		569,159	390,191		586,352	263,734
Share and Per Share Data:
Earnings per weighted-average common share:	$			$
Weighted-average shares outstanding—basic & diluted
Supplemental Data:
FFO(1)	$	$677,732	$477,677	$	$710,928	$314,868
EBITDA(1)		1,678,984	1,340,057		1,872,906	1,423,135
Balance Sheet Data:
Real estate, at cost	$	$38,700,029		$	$37,156,483	$27,391,090
Total assets		39,813,149			36,913,823	27,411,300
Mortgage notes payable		43,179,904			36,198,731	32,358,151
Total liabilities		43,680,347			36,580,455	32,713,092
Total (deficit) equity		(3,867,198)			333,368	(5,301,792)

(1)
For definitions and reconciliations of net income to EBITDA and FFO, as well as a statement disclosing the reasons why our management believes that EBITDA and FFO provide useful information to investors and, to the extent material, any additional purposes for which our management uses EBITDA and FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expected or implied in these forward looking statements as a result of certain factors, including those set forth under the heading "Risk Factors" and elsewhere in this prospectus. See "Cautionary Note Regarding Forward-Looking Statements." The following discussion and analysis should be read in conjunction with the unaudited financial statements and notes thereto as of September 30, 2013, the audited combined historical financial statements and related notes thereto as of and for the years ended December 31, 2012 and 2011 of our Predecessor, and the unaudited pro forma consolidated financial statements and related notes thereto, each included elsewhere in this prospectus.

        The following discussion and analysis is based on the historical financial statements of our Predecessor, FP Land, which owns 100% of the equity interests in two entities that directly wholly own the 38 farms and three grain storage facilities that comprise our initial portfolio. As used in this section, unless the context otherwise requires, "we," "us," "our," and "our company" mean our Predecessor for the periods presented and Farmland Partners Inc., a Maryland corporation, and its consolidated subsidiaries, upon completion of this offering and the formation transactions. Where appropriate, the following discussion includes analysis of the effects of the formation transactions, certain other transactions and this offering. These effects are reflected in our unaudited pro forma consolidated financial statements located elsewhere in this prospectus. We use the term "related parties" throughout the following discussion to describe certain relationships that exist currently or will exist between us and the prior investors in our Predecessor upon completion of this offering and the formation transactions.

Overview

Our Company

        We are an internally managed real estate company that owns and seeks to acquire high-quality primary row crop farmland located in agricultural markets throughout North America. The substantial majority of the farms in our initial portfolio are devoted to primary row crops, such as corn and soybeans, because we believe primary row crop farmland is likely to provide attractive risk-adjusted returns over time through a combination of stable rental income generation and value appreciation. Upon completion of a series of formation transactions, our initial portfolio will be comprised of 38 farms with approximately 7,300 total acres, including 33 farms in Illinois, four farms in Nebraska and one farm in Colorado. In addition, our initial portfolio will include three grain storage facilities.

        We were formed as a Maryland corporation in September 2013 to succeed to the business of our Predecessor. We will not have any operating activity until the completion of this offering and the related formation transactions. Accordingly, we believe that a discussion of the results of operations of Farmland Partners, Inc. would not be meaningful, and we have therefore set forth below a discussion regarding the historical operations of our Predecessor only.

Our Predecessor

        Our Predecessor, FP Land, is a Delaware limited liability company that owns 100% of the equity interests in two entities, which we refer to as the ownership entities, that directly wholly own the 38 farms and three grain storage facilities that comprise our initial portfolio. Upon completion of the FP Land Merger, we will acquire the 38 farms and three grain storage facilities owned indirectly by our Predecessor and assume the ownership and operation of our Predecessor's business.

Formation Transactions

        Concurrently with the completion of this offering, we will complete our formation transactions pursuant to which we will acquire, through the FP Land Merger, 100% of the ownership interests in the 38 farms and three grain storage facilities that comprise our initial portfolio. To acquire the ownership interests in the entities that own the farmland and related assets in our initial portfolio, we will issue an aggregate of                    OP units, having an aggregate value of approximately $             million, to the prior owners of FP Land.

        We estimate that the net proceeds from this offering will be approximately $             million, or approximately $             million if the underwriters' over-allotment option is exercised in full (in each case after deducting the underwriting discount and commissions and estimated expenses of this offering and the formation transactions payable by us). We will contribute the net proceeds from this offering to our operating partnership in exchange for OP units. Our operating partnership intends to use the net proceeds from this offering for general corporate purposes, including repayment of outstanding indebtedness, future acquisitions, working capital and, potentially, paying distributions, as described under "Use of Proceeds."

        Upon completion of the formation transactions, we expect our operations to be carried on through our operating partnership and wholly-owned subsidiaries of our operating partnership. Consummation of the formation transactions will enable us to (i) consolidate ownership of our initial portfolio under our operating partnership; (ii) facilitate this offering; and (iii) qualify as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014.

        Our acquisition of the ownership entities in connection with our formation transactions will represent a transaction between entities under common control because Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, owns a controlling interest in each of the ownership entities. As a result, our acquisition of the ownership entities will be recorded at our Predecessor's historical cost.

Factors That May Influence Future Results of Operations and Farmland Values

        The principal factors affecting our operating results and the value of our farmland include global demand for food relative to the global supply of food, farmland fundamentals and economic conditions in the markets in which we own farmland, and our ability to increase or maintain rental revenues while controlling expenses.

Demand

        We expect that global demand for food, driven primarily by significant increases in the global population and GDP per capita, is expected to continue to be the key driver of farmland values. We expect global demand for primary row crops to continue to grow to keep pace with global population growth, which we anticipate will result in higher prices for primary row crops and, therefore, higher rental rates on our farmland, as well as sustained growth in farmland values over the long-term.

        We also believe that growth in global GDP per capita, particularly in developing nations, will contribute significantly to increasing demand for primary row crops. As global GDP per capita increases, the composition of daily caloric intake is expected to shift away from the direct consumption of primary row crops toward animal-based proteins, which is expected to result in increased demand for primary row crops as feed for livestock. Furthermore, we believe that, as GDP per capita grows, a significant portion of additional household income is allocated to food and that once individuals increase consumption of, and spending on, higher quality food, they will strongly resist returning to their former dietary habits, resulting in greater inelasticity in the demand for food. As a result, we believe that, as global demand for food increases, rental rates on our farmland and the value of our farmland will increase over the long-term.

        Global demand for corn and soybeans as inputs in the production of biofuels such as ethanol and soy diesel also could impact the prices of corn and soybeans, which, in the long-term, could impact our rental revenues and our results of operations. However, the success of our business strategy is not dependent on growth in demand for biofuels and we do not believe that demand for corn and soybeans as inputs in the production of biofuels will materially impact our results of operations or the value of our farmland, primarily because we believe that growth in global population and GDP per capita will be more significant drivers of global demand for primary row crops over the long-term.

Supply

        Global supply of row crops is driven by two primary factors, the number of tillable acres available for row crop production and the productivity of the acres being farmed. Although the amount of global cropland in use has gradually increased over time, growth has plateaued over the last 20 years. Cropland area continues to increase in developing countries, but after accounting for expected continuing cropland loss, the UN FAO projects only 173 million acres will be added from 2005-2007 to 2050, a 4.3% increase. In comparison, world population is expected to grow over the same period to 9.5 billion, a nearly 38% increase. While we expect growth in the global supply of arable land, we also expect that landowners will only put that land into production if increases in commodity prices and the value of farmland cause landowners to benefit economically from using the land for farming rather than alternative uses. We also believe that decreases in the amount of arable land in the United States and globally as a result of increasing urbanization will partially offset the impact of additional supply of farmland.

        The global supply of food is also impacted by the productivity per acre of tillable land. Historically, productivity gains (measured by average crop yields) have been driven by advances in seed technology, farm equipment, irrigation techniques and chemical fertilizers and pesticides. Furthermore, we expect the increasing shortage of water in many irrigated growing regions in the United States and other growing regions around the globe, often as a result of new water restrictions imposed by laws or regulations, to lead to decreased productivity growth on many acres and, in some cases, cause yields to decline on those acres.

Conditions in Our Existing Markets

        The market for farmland is dominated by buyers who are existing farm owners and operators. As a result of increasing commodity prices and the relatively low return on alternative investments, farmland values in many agricultural markets have increased in recent years and capitalization rates have decreased. We do not expect a major reduction in farmland values, and believe any reduction in land values is likely to be short-lived as demand continues to outpace supply. On the other hand, we do not expect farmland values to continue to rise as rapidly as they have in recent years.

        In our experience, quality farmland in the United States has a near-zero vacancy rate as a result of the supply and demand fundamentals discussed above, and we believe that farm operators will continue to compete for farmland even during periods of decreased profitability due to the scarcity of farmland available to rent. In particular, due to the relatively high fixed costs associated with farming operations (including equipment, labor and knowledge), farm operators often will rent additional acres of farmland when it becomes available in order to allocate their fixed costs over more acres, thereby making their farming operations more profitable on a per-acre basis. Furthermore, because it is customary in the farming industry to provide the existing tenant with the ability to re-lease the land at the end of each lease term, many farm operators will rent additional land that becomes available in order to control the ability to farm that land in future periods when profitability is higher. As a result, in our experience, many farm operators will aggressively pursue rental opportunities in close proximity to their existing operations when they arise, even when the farmer anticipates lower current returns or short-term losses. In addition, because many farmers both own farmland and rent additional farmland from other landowners, many farmers will choose to subsidize losses on rented land during periods of lower profitability with relatively higher profits generated by land that they own and that has comparatively lower fixed costs.

        Our initial portfolio is concentrated in Illinois and Nebraska, which exposes us to greater economic risk than if we owned a more geographically diverse portfolio. As a result, we are particularly susceptible to developments or conditions in these states and/or the specific counties in which our farms are located, including adverse weather conditions (such as windstorms, tornados, hail, floods, drought and temperature extremes), transportation conditions (including navigation of the Mississippi River), crop disease, pests and other adverse growing conditions, and unfavorable or uncertain political, economic, business or regulatory conditions (such as changes in price supports, subsidies and environmental regulations). Any such developments or conditions could materially and adversely affect the value of our farmland and our ability to lease our farmland on favorable terms or at all.

Rental Revenues

        Our revenues are generated from renting farmland to operators of farming businesses. Rental rates on farmland typically are based on the value of the farmland and leases typically have terms of between one and three years. At the end of the lease term, the existing tenant typically has the right to renew the lease, subject to any increase in the rental rate that we may establish. If the tenant elects not to pay the higher rent at the end of the lease term, the land will be offered to a new tenant at the higher rates. In our experience, tenants will often re-lease the land at the higher rental rates, even during periods of declining profitability, for the reasons discussed above under "—Conditions in our Existing Markets." However, if the tenant chooses not to retain the right to farm the land, we expect to lease the land to a new tenant prior to or shortly after the rental payment for the new lease term is due.

        The leases for substantially all of the properties in our initial portfolio provide that tenants will pay us 100% of the rent prior to the start of the spring planting season. As a result, we expect to collect 100% of the annual rent in the first calendar quarter of each year. We believe our use of triple-net leases pursuant to which 100% of the annual rent is payable in advance of the spring planting season substantially mitigates the tenant credit risk associated with the variability of farming operations that could be adversely impacted by poor crop yields, weather conditions, mismanagement, undercapitalization or other factors affecting our tenants. Prior to acquiring farmland property, we take into consideration the competitiveness of the local farm-operator tenant environment in order to enhance our ability to quickly replace a tenant that is unwilling to renew a lease or is unable to pay the rental payment when due.

Expenses

        All of the leases for our initial portfolio are, and we expect that all of the leases for farmland we acquire in the future will be, structured as triple-net leases pursuant to which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage and insurance (with our company as a named insured party), which would normally be expensed for accounting purposes on an annual basis. As the owner of the land, we generally will only bear costs related to major capital improvements permanently attached to the property, such as irrigation systems, drainage tile, grain storage facilities or other typical physical structures. In cases where capital expenditures are necessary, we typically will seek to offset, over a period of multiple years, the costs of such capital expenditures by increasing rental rates. We also will incur the costs associated with maintaining liability and casualty insurance in addition to any insurance provided by the tenant for which we are a named insured.

        We expect to incur costs associated with running a public company, including, among others, costs associated with employing our personnel and compliance costs. We expect to incur costs associated with due diligence and acquisitions, including, among others, travel expenses, consulting fees (including fees under the Consulting Agreement with Jesse J. Hough) and legal and accounting fees. We also will incur costs associated with managing our farmland. However, because farmland generally has minimal, if any, physical structures that need routine inspection and maintenance, and we expect our leases will generally be structured as triple-net leases pursuant to which the tenant pays 100% of the rent in a single payment in advance of the spring planting season, we do not believe the management of our farmland will be labor- or capital-intensive. Furthermore, we believe that our platform is scalable, and we do not expect the expenses associated with managing our portfolio of farmland to increase significantly as the number of farm properties we own increases over time. Rather, we expect that as we add additional farmland to our portfolio, will be able to achieve economies of scale, which will enable us to reduce our operating costs per acre.

Crop Prices

        The value of a crop is affected by many factors that can differ on a yearly basis. Weather conditions and crop disease in major crop production regions worldwide creates a significant risk of price volatility, which may either increase or decrease the value of the crops that our tenants produce each year. Other material factors adding to the volatility of crop prices are changes in government regulations and policy, fluctuations in global prosperity, fluctuations in foreign trade and export markets, and eruptions of military conflicts or civil unrest. Although rental payments under our leases typically will not be based on the quality or profitability of our tenants' harvests, any of these factors could adversely affect our tenants' ability to meet their obligations to us and our ability to lease or re-lease properties on favorable terms.

Interest Rates

        We expect that future changes in interest rates will impact our overall operating performance, by, among other things, increasing our borrowing costs. While we may seek to manage our exposure to future changes in rates through interest rate swap agreements or interest rate caps, portions of our overall outstanding debt, including borrowings under our anticipated revolving credit facility, will likely remain at floating rates. In addition, a sustained material increase in interest rates may cause farmland prices to decline if the rise in real interest rates (which is defined as nominal interest rates minus the inflation rate) is not accompanied by rises in the general levels of inflation. However, our business model anticipates that the value of our farmland will increase, as it has in the past, at a rate that is equal to or greater than the rate of inflation, which may in part offset the impact of rising interest rates on the value of our farmland, but there can be no guarantee that this appreciation will occur to the extent that we anticipate or at all.

Critical Accounting Policies and Estimates

Use of Estimates

        The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Real Estate Acquisitions

        We account for all acquisitions in accordance with the business combination standard. Upon acquisition of real estate, we allocate the purchase price of the real estate based upon the fair value of the assets and liabilities acquired, which historically consisted of land, drainage improvements, irrigation improvements, grain facilities, and may also consist of intangible assets including in-place leases, above market and below market leases and tenant relationships. Management allocates the purchase price to the fair value of the tangible assets of acquired real estate by valuing the farmland as if it were unimproved. We value improvements, including grain facilities, at replacement cost as new, adjusted for depreciation. Management's estimates of land value are made using comparable sales analysis. Factors considered by management in its analysis include soil types and water availability, the sale prices of comparable farms, and the replacement cost and residual useful life of land improvements. We have not previously acquired properties subject to above or below market leases. If above and below market leases are acquired, we will value the intangible based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above market leases and the initial term plus the term of any below market fixed rate renewal options for below market leases that are considered bargain renewal options. The above market lease values will be amortized as a reduction of rental income over the remaining term of the respective leases, and the below market lease values will be amortized as an increase to rental income over the remaining initial terms plus the terms of any below market fixed rate renewal options that are considered bargain renewal options of the respective leases.

        As of September 30, 2013, we did not have any in-place lease or tenant relationship intangibles. The purchase price is allocated to in-place lease values and tenant relationships, if they are acquired based on our evaluation of the specific characteristics of each tenant's lease and its overall relationship with the tenant. The value of in-place lease intangibles and tenant relationships and will be included as components of deferred leasing intangibles and will be amortized over the remaining lease term (and expected renewal periods of the respective leases for tenant relationships) as adjustments to depreciation and amortization expense. If a tenant terminates its lease early, the unamortized portion of leasing commissions, above and below market leases, the in-place lease value and tenant relationships will be immediately written off.

        Using information available at the time of acquisition, we allocate the total consideration to tangible assets and liabilities and identified intangible assets and liabilities. We may adjust the preliminary purchase price allocations after obtaining more information about asset valuations and liabilities assumed.

        Acquisition costs and due diligence expenses related to business combinations are expensed as incurred and are included in acquisition costs, professional fees and travel expense on our combined consolidated statements of operations. When we acquire land in an asset acquisition, related acquisition costs are included in the price of the asset.

Real Estate

        Our real estate consists of land and improvements made to the land consisting of grain facilities, irrigation improvements and drainage improvements. We record real estate cost and capitalize improvements and replacements when they extend the useful life or improve the efficiency of the asset.

        We expense costs of repairs and maintenance as such costs are incurred. We compute depreciation for assets classified as improvements using the straight-line method over the estimated useful life of 20-25 years for grain facilities, 20-30 years for irrigation improvements, and 30-50 years for drainage improvements.

        When a sale occurs, we recognize the associated gain when all consideration has been transferred, the sale has closed, and there is no material continuing involvement. If a sale is expected to generate a loss, we first assess it through the impairment evaluation process—see "Impairment" below. We will classify real estate as discontinued operations if it is classified as held for sale or the real estate has been sold.

Impairment

        We evaluate our tangible and identifiable intangible real estate assets for impairment indicators whenever events such as declines in a property's operating performance, deteriorating market conditions, or environmental or legal concerns bring recoverability of the carrying value of one or more assets into question. If such events are present, we project the total undiscounted cash flows of the asset, including proceeds from disposition, and compare it to the net book value of the asset. If this evaluation indicates that the carrying value may not be recoverable, an impairment loss is recorded in earnings equal to the amount by which the carrying value exceeds the fair value of the asset. There have been no impairments recognized on real estate assets in the accompanying financial statements.

Revenue Recognition

        Rental income includes rents and reimbursement of real estate taxes that each tenant pays in accordance with the terms of its respective lease. All leases in place as of September 30, 2013 had a term of one year. Under the terms of their respective leases, all but two of the tenants are required to reimburse us for the real estate taxes we pay on the properties covered by the leases. Taxes paid and their subsequent reimbursement are recognized under property operating expenses as incurred and tenant reimbursements as earned or contractually due, respectively.

Income Taxes

        Our Predecessor does not incur income taxes. Instead, our Predecessor's earnings are included on the owners' personal income tax returns and taxed depending on their personal tax situations. As a result, the financial statements of our Predecessor do not include a provision for income taxes. Our policy is to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. We file income tax returns in the U.S. federal jurisdiction and state jurisdictions. Our Predecessor is subject to U.S. federal and state income tax examinations by tax authorities for a period of three years after the filing.

Adoption of New or Revised Accounting Standards

        As an emerging growth company under the JOBS Act, we are permitted to elect to adopt new or revised accounting standards as they are effective for private companies. However, we have irrevocably elected not to do so. Therefore, we will adopt new or revised accounting standards as they are effective for public companies.

Results of Operations

Comparison of Nine Months Ended September 30, 2013 and September 30, 2012

	For the Nine Months Ended September 30,
	2013	2012	$ Change	% Change
OPERATING REVENUES
Rental income	$1,704,046	$1,391,495	$312,551	22.5%
Tenant reimbursements	166,441	152,041	14,400	9.5%

Total operating revenues	1,870,487	1,543,536	326,951	21.2%

OPERATING EXPENSES
Depreciation	108,573	87,486	21,087	24.1%
Property taxes	140,434	131,536	8,898	6.8%
Acquisition costs	14,692	4,269	10,423	244.2%
Professional fees	12,094	14,155	(2,061)	(14.6)%
Insurance	665	8,430	(7,765)	(92.1)%
Travel	21,868	33,394	(11,526)	(34.5)%
Repairs	—	9,945	(9,945)
Bookkeeping	1,750	1,750	—	0.0%

Total operating expenses	300,076	290,965	9,111	3.1%

OPERATING INCOME	1,570,411	1,252,571	317,840	25.4%

OTHER INCOME (EXPENSE)
Interest expense	(1,001,252)	(862,380)	(138,872)	16.1%

Total other expense	(1,001,252)	(862,380)	(138,872)	16.1%

NET INCOME	$569,159	$390,191	$178,968	45.9%

        Total operating revenues increased by $326,951, or 21.2%, during the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012, primarily as a result of an increase in rental rates across our Predecessor's entire portfolio.

        Depreciation expense increased by $21,087, or 24.1%, during the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012, as a result of our Predecessor's investments in irrigation equipment.

        Property taxes increased $8,898, or 6.8%, during the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012, as a result of our Predecessor's acquisition of the Smith farm in June 2013 and increases in the property tax rates for our Predecessor's properties in 2013.

        Insurance costs decreased $7,765, or 92.1%, during the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012, as a result of a difference in the timing of crop insurance premium payments.

        Travel expenses decreased by $11,526, or 34.5%, during the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012, as a result of evaluating acquisition opportunities in a more geographically concentrated area during the nine months ended September 30, 2013, as compared to the acquisition opportunities evaluated during the nine months ended September 30, 2012.

        Interest expense increased by $138,872, or 16.1%, during the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012, as a result of an increase in indebtedness.

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

	For the Twelve Months Ended December 31,
	2012	2011	$ Change	% Change
OPERATING REVENUES
Rental income	$1,975,787	$1,421,934	$553,853	39.0%
Tenant reimbursements	147,329	129,472	17,857	13.8%

Total operating revenues	2,123,116	1,551,406	571,710	36.9%

OPERATING EXPENSES
Depreciation	124,576	51,134	73,442	143.6%
Property taxes	167,246	120,475	46,771	38.8%
Acquisition costs	14,539	1,572	12,967	824.9%
Professional fees	14,156	11,175	2,981	26.7%
Insurance	8,430	8,779	(349)	(4.0)%
Travel	33,394	12,061	21,333	176.9%
Repairs	9,945	—	9,945
Bookkeeping	2,500	2,500	—	0.0%

Total operating expenses	374,786	207,696	167,090	80.4%

OPERATING INCOME	1,748,330	1,343,710	404,620	30.1%

OTHER INCOME (EXPENSE)
Gain on sale of assets	—	28,291	(28,291)	(100.0)%
Interest expense	(1,161,978)	(1,108,267)	(53,711)	4.8%

Total other expense	(1,161,978)	(1,079,976)	(82,002)	7.6%

NET INCOME	$586,352	$263,734	$322,618	122.3%

        Total operating revenues increased by $571,710, or 36.9%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, as a result of our Predecessor's acquisition of four farms (Beckerdite, Dilworth, Heap and Kelly) and a business combination that resulted in our Predecessor's acquisition of Matulka (including a grain storage facility) and Stanbra/Zeller during the year ended December 31, 2012, as well as an increase in rental rates across our Predecessor's entire portfolio.

        Depreciation expense increased by $73,442, or 143.6%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, as a result of our Predecessor's purchases of, and investments in, depreciable assets, such as grain storage facilities and irrigation equipment, during the year ended December 31, 2012.

        Property taxes increased $46,771, or 38.8%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, as a result of the acquisitions described above and increases in the property tax rates for our Predecessor's properties in 2012.

        Acquisition costs increased $12,967, or 824.9%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, as a result of increased acquisition activity during the year ended December 31, 2012.

        Travel expenses increased by $21,333, or 176.9%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, as a result of increased travel to evaluate acquisition opportunities throughout the Unites States.

        Our Predecessor recorded a gain on sale of assets of $28,291 during the year ended December 31, 2011, in connection with the sale of a residential dwelling and related acreage located on the Kaufman farm.

        Interest expense increased $53,711, or 4.8%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, as a result of an increase in indebtedness.

Liquidity and Capital Resources

        Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay any outstanding borrowings, fund and maintain our assets and operations, make distributions to our stockholders and to the holders of OP units and other general business needs. Upon completion of this offering and consummation of the formation transactions, we will have approximately $             million of outstanding indebtedness. In addition, we expect to enter into a $             million secured revolving credit facility concurrently with, or shortly after, the completion of this offering and the consummation of the formation transactions. See "—Anticipated Revolving Credit Facility." We believe that the completion of this offering and consummation of the formation transactions will improve our financial position by providing us with enhanced access to capital.

        Initially, our sources of cash primarily will be the net proceeds from this offering, operating cash flows and borrowings. We intend to use our sources of cash to purchase additional farmland and make other investments consistent with our investment strategy, repay principal and interest on any outstanding borrowings, make distributions to our stockholders and to the holders of OP units, fund our operations and pay expenses accrued during this offering.

        Our long-term liquidity needs consist primarily of funds necessary to acquire additional farmland and make other investments and certain long-term capital expenditures, and make principal and interest payments on our existing debt and any additional debt that we may incur. We expect to meet our long-term liquidity requirements through various sources of capital, including future equity issuances (including OP units), net cash provided by operations, long-term mortgage indebtedness and other secured and unsecured borrowings.

        We believe that, upon completion of this offering, and as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity securities. However, as a new public company, we cannot assure you that we will have access to all of these sources of capital. Our ability to incur additional debt will depend on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to access the equity capital markets will depend on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

Anticipated Revolving Credit Facility

        Concurrently with, or shortly after, the completion of this offering, we expect to enter into a            -year, $             million secured revolving credit facility, which we believe will provide us with significant financial flexibility to fund future acquisitions. We expect to use borrowings under this credit facility to fund acquisitions and for general corporate purposes and working capital. We intend to repay indebtedness incurred under our anticipated revolving credit facility from time to time out of net cash provided by operations and from the net proceeds from issuances of additional equity and debt securities, as market conditions permit.

Contractual Obligations

        The following table sets forth our contractual obligations and commitments as of September 30, 2013 to reflect the obligations and commitments we expect to have upon completion of this offering and consummation of the formation transactions:

	Payments Due by Period
Contractual Obligations	Three Months Ending December 31, 2013	2014	2015	2016	2017 and later	Total
Principal Payments of Long-Term Indebtedness	$117,050	$1,440,072	$1,441,591	$34,115,568	$6,065,623	$43,179,904
Interest Payments on Fixed-Rate Long-Term Indebtedness	356,597	1,137,606	1,098,902	390,433	1,765,137	4,748,675
Interest Payments on Variable-Rate Long-Term Indebtedness	51,802	109,439	111,645	107,680	722,768	1,103,334

Total	$525,449	$2,687,117	$2,652,138	$34,613,681	$8,553,528	$49,031,913

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements.

Cash Flows

Comparison of Nine Months Ended September 30, 2013 and September 30, 2012

	For the Nine Months Ended September 30,
	2013	2012	$ Change	% Change
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$569,159	$390,191	$178,968	45.9%
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	108,573	87,486	21,087	24.1%
Amortization of deferred financing fees	41,720	20,974	20,746	98.9%
(Increase) in accounts receivable	(1,339,935)	(615,330)	(724,605)	117.8%
Decrease in accrued property taxes	(37,548)	(10,146)	(27,402)	270.1%
Increase in accrued interest	156,267	69,030	87,237	126.4%

Net cash used in operating activities	(501,764)	(57,795)	(443,969)	768.2%

CASH FLOWS FROM INVESTING ACTIVITIES
Real estate acquisitions	(1,147,188)	(1,760,863)	613,675	(34.9)%
Grain facilities construction	(200,000)	—	(200,000)
Irrigation additions	(196,358)	(54,890)	(141,468)	257.7%

Net cash used in investing activities	(1,543,546)	(1,815,753)	272,207	(15.0)%

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from mortgage notes payable	41,011,738	3,056,701	37,955,037	1,241.7%
Repayments on mortgage notes payable	(34,030,565)	(3,268,709)	(30,761,856)	941.1%
Financing fees	(153,273)	—	(153,273)
Contributions	1,218,208	3,349,867	(2,131,659)	(63.6)%
Distributions	(5,987,933)	(1,270,536)	(4,717,397)	371.3%

Net cash provided by financing activities	2,058,175	1,867,323	190,852	10.2%

NET INCREASE (DECREASE) IN CASH	12,865	(6,225)	19,090	(306.7)%
CASH, BEGINNING OF PERIOD	42,955	23,802	19,153	80.5%

CASH, END OF PERIOD	$55,820	$17,577	$38,243	217.6%

Cash paid during period for interest	$803,265	$772,377	$30,888	4.0%

        Net cash used in operating activities increased $443,969, or 768.2%, during the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012, primarily as a result of increased receivables due to a difference in the timing of payments of cash rents.

        Borrowings from mortgage notes payable increased $37,955,037, or 1,241.7%, and repayments increased $30,761,856, or 941.1%, during the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012, primarily as a result of the refinancing of our Predecessor's then largest outstanding loan.

        Our Predecessor incurred financing fees of $153,273 during the nine months ended September 30, 2013, in connection with the refinancing of our Predecessor's then largest outstanding loan.

        Our Predecessor had net distributions of $4,769,725 during the nine months ended September 30, 2013, compared to net contributions of $2,079,331 during the nine months ended September 30, 2012, as a result of an increased use of indebtedness to finance operations rather than related-party working capital.

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

	For the Twelve Months Ended December 31,
	2012	2011	$ Change	% Change
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$586,352	$263,734	$322,618	122.3%
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	124,576	51,134	73,442	143.6%
Amortization of deferred financing fees	27,968	27,968	—	0.0%
Gain on sale of assets	—	(28,291)	28,291	(100.0)%
Decrease (increase) in accounts receivable	31,800	(31,800)	63,600	(200.0)%
(Decrease) increase in accrued interest	(24,244)	33,191	(57,435)	(173.0)%
Increase in accrued property taxes	28,516	22,672	5,844	25.8%

Net cash provided by operating activities	774,968	338,608	436,360	128.9%

CASH FLOWS FROM INVESTING ACTIVITIES
Real estate acquisitions	(3,811,770)	(2,198,862)	(1,612,908)	73.4%
Proceeds from sale of assets	—	255,000	(255,000)	(100.0)%
Grain facilities construction	(384,283)	(1,058,237)	673,954	(63.7)%
Irrigation additions	(54,890)	—	(54,890)

Net cash used in investing activities	(4,250,943)	(3,002,099)	(1,248,844)	41.6%

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from mortgage notes payable	4,968,701	3,092,035	1,876,666	60.7%
Repayments on mortgage notes payable	(2,961,966)	(1,029,537)	(1,932,429)	187.7%
Contributions	4,461,748	1,177,989	3,283,759	278.8%
Distributions	(2,973,355)	(553,755)	(2,419,600)	436.9%

Net cash provided by financing activities	3,495,128	2,686,732	808,396	30.1%

NET INCREASE IN CASH	19,153	23,241	(4,088)	(17.6)%
CASH, BEGINNING OF YEAR	23,802	561	23,241	4,142.8%

CASH, END OF YEAR	$42,955	$23,802	$19,153	80.5%

Cash paid during year for interest	$1,161,414	$1,032,435	$128,979	12.5%

        Net cash provided by operating activities increased $436,360, or 128.9%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily as a result of increased cash rents generated by existing and newly acquired farms.

        Net cash used for real estate acquisitions increased $1,612,908, or 73.4%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, as a result of an increase in acquisition activity.

        Proceeds from the sale of assets was $255,000 during the year ended December 31, 2011, which resulted from the sale of a residence that had been acquired together with a farm and did not fit our Predecessor's investment criteria.

        Cash used in the construction of grain facilities decreased $673,954, or 63.7%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, as a result of the construction of the Cleer grain storage facility during the year ended December 31, 2011.

        Borrowings from mortgage notes payable increased $1,876,666, or 60.7%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, as a result of increased financing to fund acquisitions.

        The net effect of contributions and distributions was an increase in net contributions of $864,159, or 138.4%, during the year ended December 31, 2012, as compared to the year ended December 31, 2011, due to capital needed to fund acquisitions.

Non-GAAP Financial Measures

Funds from Operations

        We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as net income (loss) (calculated in accordance with GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

        FFO is a supplemental non-GAAP financial measure. Management presents FFO as a supplemental performance measure because it believes that FFO is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, which do not relate to or are not indicative of operating performance, FFO provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

        However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. In addition, other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, accordingly, our FFO may not be comparable to such other REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or service indebtedness. FFO also should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP.

        The following table sets forth a reconciliation of historical and pro forma FFO to historical and pro forma net income, the most directly comparable GAAP equivalent (in thousands), for the periods indicated below:

		For the Nine Months Ended September 30,			For the Years Ended December 31,
	Pro Forma for the Nine Months Ended September 30, 2013			Pro Forma for the Year Ended December 31, 2012
		2013	2012		2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$	$569,159	$390,191	$	$586,352	$263,734
Depreciation		108,573	87,486		124,576	51,134

FFO		677,732	477,677		710,928	314,868

Earnings Before Interest, Taxes, Depreciation and Amortization

        EBITDA is a key financial measure that our management uses to evaluate our operating performance but should not be construed as an alternative to operating income, cash flows from operating activities or net income, in each case as determined in accordance with GAAP. EBITDA is not a measure defined in accordance with GAAP. We believe that EBITDA is a standard performance measure commonly reported and widely used by analysts and investors in our industry. A reconciliation of net income to EBITDA is set forth in the table below.

        EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and

  •
  Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

        Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results of operations and using EBITDA only as a supplemental measure of our performance.

        Basic EBITDA per share and diluted EBITDA per share are equal to EBITDA divided by our weighted-average number of shares of common stock outstanding and EBITDA divided by our weighted-average number of shares of common stock outstanding on a diluted basis, respectively, during a period. We believe that EBITDA, Basic EBITDA per share and Diluted EBITDA per share are useful to investors because they provide investors with a further context for evaluating our EBITDA results in the same manner that investors use net income and earnings per share, or EPS, in evaluating operating results. We believe that net income is the most directly comparable GAAP measure to EBITDA, basic EPS is the most directly comparable GAAP measure to Basic EBITDA per share, and diluted EPS is the most directly comparable GAAP measure to Diluted EBITDA per share.

        The following table sets forth a reconciliation of our historical and pro forma net income (loss) to our historical and pro forma EBITDA and a computation of Basic EBITDA and Diluted EBITDA per weighted-average common share and basic and diluted net income (loss) per weighted-average common share for the periods indicated below:

		For the Nine Months Ended September 30,					For the Years Ended December 31,
	Pro Forma for the Nine Months Ended September 30, 2013					Pro Forma for the Year Ended December 31, 2012
		2013		2012			2012		2011
	(Unaudited)	(Unaudited)		(Unaudited)		(Unaudited)
Net income	$		$569,159		$390,191	$		$586,352		$263,734
Add:
Interest expense			1,001,252		862,380			1,161,978		1,108,267
Depreciation			108,573		87,486			124,576		51,134
EBITDA			$1,678,984		$1,340,057			$1,872,906		$1,423,135
Weighted-average shares outstanding—basic & diluted
Basic & Diluted net income (loss) per weighted-average common share	$	$		$		$	$		$
Basic & Diluted EBITDA per weighted-average common share	$	$		$		$	$		$

Quantitative and Qualitative Disclosures About Market Risk

        Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. In pursuing our business strategies, the primary market risk to which we are exposed is interest rate risk. Our primary interest rate exposure will be the daily London Interbank Offered Rate, or LIBOR. We may use fixed interest rate financing to manage our exposure to fluctuations in interest rates. On a limited basis, we also may use derivative financial instruments to manage interest rate risk. We will not use such derivatives for trading or other speculative purposes.

        At September 30, 2013, approximately $40.5 million, or 93.8%, of our debt had fixed interest rates and approximately $2.7 million, or 6.2%, had variable interest rates. Assuming no increase in the level of our variable rate debt, if interest rates increased by 1.0%, or 100 basis points, our cash flow would decrease by approximately $0.4 million per year. At September 30, 2013, LIBOR was approximately 18 basis points. Assuming no increase in the level of our variable rate debt, if LIBOR were reduced to 0 basis points, our cash flow would increase by approximately $0.7 million per year.

Inflation

        All of the leases for the farmland in our initial portfolio are triple-net leases with one- to three-year terms, pursuant to which each tenant is responsible for substantially all of the operating expenses related to the property, including taxes, maintenance, water usage and insurance. As a result, we believe that the effect on us of inflationary increases in operating expenses may be offset in part by the operating expenses that are passed through to our tenants and by contractual rent increases since our leases will be renegotiated every one to three years.

Seasonality

        Because leases for substantially all of the properties in our initial portfolio require payment of 100% of the annual rent in advance of the spring planting season, we expect to receive substantially all of our cash rental payments in the first calendar quarter of each year, although we will recognize rental revenue from these leases on a straight-line basis over the full year in accordance with GAAP.

OUR BUSINESS AND PROPERTIES

Overview

        We are an internally managed real estate company that owns and seeks to acquire high-quality primary row crop farmland located in agricultural markets throughout North America. The substantial majority of the farms in our initial portfolio are devoted to primary row crops, such as corn and soybeans, because we believe primary row crop farmland is likely to provide attractive risk-adjusted returns over time through a combination of stable rental income generation and value appreciation. Upon completion of a series of formation transactions, our initial portfolio will be comprised of 38 farms with approximately 7,300 total acres, including 33 farms in Illinois, four farms in Nebraska and one farm in Colorado. In addition, our initial portfolio will include three grain storage facilities.

        We intend to acquire additional farmland to achieve scale in our portfolio and to diversify our portfolio by geography, crop type and tenant. While we expect our principal investment focus to be on farmland that is suitable for primary row crops, which include grains (such as corn, wheat and rice), oilseeds (such as soybeans and rapeseed), forage crops (such as alfalfa, grass hay and corn silage) and cotton, in the future we may diversify into farmland suitable for other annual row crops, such as fresh produce, peanuts and biofuel feedstocks, as well as permanent crops, such as oranges and almonds. We also may acquire properties related to farming, such as grain storage facilities, grain elevators, feedlots, processing plants and distribution centers, as well as livestock farms or ranches. In addition, to a more limited extent, we may provide senior secured first-lien mortgage loans for the purchase of farmland and properties related to farming, but only to the extent we would be willing to acquire the underlying asset.

        Our principal source of revenue will be rent from tenants that conduct farming operations on our farmland. Upon completion of this offering, substantially all of the farmland in our initial portfolio will be leased to entities controlled by Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, under triple-net leases with terms ranging from one to three years and pursuant to which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage and insurance, as well as all of the additional input costs related to the farming operations on the property, such as seed, fertilizer, labor and fuel. All but one of the leases that will be in place upon completion of this offering have fixed annual rental payments and provide that 100% of the annual rent is due and payable in advance of the spring planting season. Although our leases typically do not provide that lease payments are based on the revenue generated by our farm-operator tenants, all but one of the leases that will be in place upon completion of this offering have payment terms that represent approximately 35-45% of the revenue expected to be produced by farm operations at the respective property. In the future, we expect that the farms that we acquire will be leased to farm-operator tenants unrelated to Mr. Pittman or us pursuant to a similar triple-net lease. We believe this lease structure will help insulate us from the variability of farming operations and reduce our credit-risk exposure to farm-operator tenants.

        Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and Luca Fabbri, our Chief Financial Officer, comprise our management team. In addition, effective upon completion of this offering, we will enter into a consulting agreement with Jesse J. Hough, or the Consulting Agreement, pursuant to which Mr. Hough will advise us with respect to business strategies and related matters, including asset underwriting, asset acquisitions and accounting matters, as well as other matters reasonably requested by us during the term of the Consulting Agreement. See "Management—Consulting Agreement." Mr. Hough was previously a partner of Kennedy and Coe, a top 100 accounting firm that focuses on agribusiness accounting, and has worked with Mr. Pittman since late 2011, when Messrs. Pittman and Hough agreed to merge their respective farmland and farming operations holdings. See "Our Business and Properties—Our Real Estate Experience." Messrs. Pittman, Fabbri and Hough have more than ten, three and ten years of experience, respectively, as owners of agricultural real estate and operators of farming businesses and collectively have consummated over

70 transactions to acquire and consolidate various farmland parcels. As a result, we believe Messrs. Pittman, Fabbri and Hough have a deeper understanding of agribusiness fundamentals and greater insight into factors affecting the value of farmland than many of our competitors. Upon completion of this offering and the formation transactions, Mr. Pittman, and Mr. Hough and his affiliates, will own approximately    % and    %, respectively, of the fully diluted equity interests in our company, which we believe aligns their interests with those of our stockholders.

        We are an internally managed Maryland corporation. We intend to elect to be taxed as REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014.

Our Real Estate Experience

        Mr. Pittman, our Executive Chairman, Chief Executive Officer and President, was raised in Champaign, Illinois in a farm family and has spent the vast majority of his life in and around agriculture. Mr. Pittman received his B.S. degree in Agriculture at the University of Illinois. While pursuing a career as a lawyer and finance executive, Mr. Pittman purchased his first farm in 1999 when he acquired a farm in Fulton County, Illinois. Over the subsequent years, Mr. Pittman acquired additional farms in a five-county area in West-Central Illinois. In 2008, following the sale of Jazz Technologies, Inc., where Mr. Pittman had most recently served as the chief financial officer, Mr. Pittman committed himself full-time to acquiring and managing farmland. In 2001, Mr. Pittman began operating farms through his farming business, Astoria Farms, and its predecessors. Over his career, Mr. Pittman has acquired over 12,000 acres of farmland, including primary row crop farmland, and timberland, in over 70 transactions.

        Mr. Fabbri, our Chief Financial Officer, has been involved in farmland investing since 2003, when he and Mr. Pittman first evaluated the feasibility of a publicly traded REIT focused on owning and managing farmland in the United States. In November 2011, Mr. Fabbri committed himself full-time to agriculture by joining Mr. Pittman as senior vice president and chief operating officer of Mr. Pittman's farming operations and, subsequently, the farming operations of Pittman Hough Farms LLC, or Pittman Hough Farms. Since then, Mr. Fabbri has been involved in all aspects of the business, from strategic decision making to field operations. His primary focus has been on land acquisitions, including conducting due diligence on acquisition opportunities throughout the United States and acquiring farmland in Illinois, Nebraska and Colorado, the integration of technology in the operations of Pittman Hough Farms, investor relations and corporate development.

        Mr. Hough, who will serve as our consultant pursuant to the Consulting Agreement, grew up in Bellwood, Nebraska on a family-owned farm where he assisted the farming operations in multiple capacities. After studying Business with an emphasis in Accounting at the University of Nebraska, Mr. Hough pursued a career in accounting with the firm Kennedy and Coe, LLC, a top 100 accounting firm that focuses on agribusiness accounting. Mr. Hough became a partner of Kennedy and Coe in 2005. While at Kennedy and Coe, Mr. Hough developed strong relationships with many of the largest farm entities in the United States, including Astoria Farms, which is controlled by Mr. Pittman. While pursuing his accounting career, Mr. Hough became the manager and co-owner of several farms in Butler County, Nebraska that were controlled by members of his immediate family. In late 2011, Mr. Hough and Mr. Pittman agreed to merge their respective farmland and farming operations holdings, which resulted in the formation of Pittman Hough Farms. Mr. Pittman, Mr. Hough and members of Mr. Hough's family are the primary owners of Pittman Hough Farms.

        We believe that the collective experience of Messrs. Pittman, Fabbri and Hough as owners and operators of farmland, and their backgrounds in law, finance and accounting, provide our company with a unique ability to successfully acquire and manage farmland in the United States.

Our Competitive Strengths

        We believe the following competitive strengths distinguish us from many of our competitors:

  •
  High-Quality Initial Portfolio of Farmland.  Our initial portfolio is comprised of 38 farms generally well located near large navigable river and railway systems and in agricultural markets that we believe are characterized by high demand for and limited available supply of primary row crop farmland. Furthermore, we believe that demand for primary row crops, such as corn and soybeans, which are the principal crops grown on the farms in our initial portfolio, will continue to increase to keep pace with rising global demand for food, livestock feed and biofuel.

  •
  Management Team with Extensive Experience in Agricultural Real Estate.  Messrs. Pittman and Fabbri, our Executive Chairman, President and Chief Executive Officer and our Chief Financial Officer, respectively, and Mr. Hough, who will provide consulting services to us, have extensive experience as owners of agricultural real estate and operators of farming businesses. Messrs. Pittman, Fabbri and Hough have experience as owners and operators of farmland of more than ten, three and ten years, respectively. As a result of this extensive experience, we believe Messrs. Pittman, Fabbri and Hough have a deeper understanding of agribusiness fundamentals and greater insight into factors affecting the value of farmland than many institutional owners and acquirers of farmland, which we believe will be advantageous in, among other activities, structuring acquisitions and tenant leases.

  •
  Expansive Relationships in the Agricultural Sector.  Messrs. Pittman's, Fabbri's and Hough's extensive experience as owners of agricultural real estate and operators of farming businesses has helped them build expansive and strong relationships across a broad network of businesses and individuals in the agricultural sector, including family and corporate farms, real estate brokers, lenders, auction houses and suppliers of agricultural goods. We believe that these relationships provide us with valuable market intelligence related to agriculture fundamentals and will give us access to acquisition opportunities, many of which may not be available to our competitors.

  •
  Early-Mover Advantage as a Leading Owner of Farmland.  Ownership of U.S. farmland historically has been, and continues to be, extremely fragmented, with the vast majority of farmland being owned by families and individuals. According to the USDA, as of 2007, approximately 86% of farms in the United States were owned by families, and the average age of principal farm operators in the United States was 57 years old. We will be one of the first public companies focused on owning and acquiring farmland in the United States and the only public REIT focused on primary row crop farmland. We believe our flexible capital structure, together with our ability as a public company to access the capital markets, will allow us to secure an early-mover advantage to become a large-scale, national owner of high-quality farmland.

  •
  Flexible Capital Structure Positioned for Growth.  Upon completion of this offering and the formation transactions, we will have $             million of available cash and $             million of outstanding indebtedness. In addition, we expect to enter into a $             million secured revolving credit facility concurrently with, or shortly after, the completion of this offering. We also intend to use OP units as currency to acquire farmland from owners seeking to defer their potential taxable gain and diversify their holdings. We believe that our available cash and the expected borrowing capacity under our anticipated credit facility, combined with our ability to place mortgage indebtedness on our unencumbered properties and to use OP units as acquisition currency, will provide us with significant financial flexibility to fund future growth while maintaining prudent debt levels.

  •
  Strong Alignment of Interests.  In connection with the formation transactions, Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and Mr. Hough, who will provide consulting services to us, and certain of Mr. Hough's affiliates, will receive OP units having an

    aggregate value of $       million as consideration for their interests in the properties comprising our initial portfolio. In addition, upon completion of this offering, we expect to grant an aggregate of $        in restricted shares of our common stock to Messrs. Pittman, Fabbri and Hough, and an aggregate of $        in restricted shares of our common stock to our independent directors. As a result, upon completion of this offering and consummation of the formation transactions, our executive officers, our directors and Mr. Hough collectively will own approximately    % of our company on a fully diluted basis, which we believe aligns their interests with those of our stockholders.

Our Business and Growth Strategies

        Our principal business objective is to provide attractive stockholder returns through a combination of: (1) quarterly cash distributions to our stockholders; (2) sustainable long-term growth in cash flows from increased rents, which we hope to pass on to stockholders in the form of increased distributions; and (3) potential long-term appreciation in the value of our properties. Our primary strategy to achieve our business objective is to invest in and own a portfolio of triple-net-leased farmland and properties related to farming operations. Key components of our strategy include the following:

  •
  Focus on Current Rental Income Generation and Long-Term Appreciation.  We own and intend to acquire farmland that we believe offers attractive risk-adjusted returns through a combination of stable rental income generation and value appreciation. We expect to lease our farmland to experienced and successful third-party farm operators, including sellers who desire to continue farming the land after we acquire it. We expect our farmland leases to generate stable short-term cash flows and increasing rental income over the long term. In addition, we intend to hold our properties for investment with a view to long-term appreciation, which we believe will result in attractive risk-adjusted returns to our stockholders. However, if we believe it to be in the best interests of our stockholders, we may elect to sell one or more of our properties from time to time in a manner consistent with our investment objectives and our intention to qualify as a REIT. For example, Mr. Pittman purchased the 340-acre Eaton farm in Mason County, Illinois on November 6, 2006 for a price of $1,299,051, or approximately $3,890 per acre. After determining that he could realize a significant profit and return on his investment, Mr. Pittman sold the farm on February 23, 2012 for $3,188,745, or approximately $9,550 per acre. Excluding any imputed rents, income from farming operations or holding costs (such as property taxes), Mr. Pittman's purchase and sale of the Eaton farm generated an unlevered return of 145% over his holding period of 64 months, or approximately 18.5% per annum. We can provide no assurances that the value of our farmland will appreciate, that we will realize any appreciation of it or that we will realize returns of the same magnitude as that of Mr. Pittman's in this transaction.

  •
  Continue Our Disciplined Farmland Acquisition Strategy Based on Agriculture Fundamentals.  We intend to continue to acquire high-quality farmland that we believe is positioned to take advantage of global food supply and demand trends and is located in geographic areas that historically have had a stable population of experienced and successful farm operators. We intend to benefit from Messrs. Pittman's, Fabbri's and Hough's extensive experience as owners and operators of agricultural real estate to identify acquisition opportunities that satisfy our investment criteria and underwriting standards. We expect our acquisition strategy will include the following key components:

  •
  Target Farms of Varying Sizes—We intend to acquire farms of varying sizes. We believe that Messrs. Pittman's, Fabbri's and Hough's extensive experience as owners and operators of farmland allows us to perform due diligence on smaller farms quickly and efficiently, which provides us with an advantage over larger competitors that we believe do not have the investment focus or flexibility to pursue acquisitions of smaller farms. In addition, we believe small individual and family farmland buyers often are not as well capitalized as we will be and may be unable to compete with us for acquisition opportunities of larger farms comprised of 1,500 or more tillable acres.

    •
    Acquire Farmland from Undercapitalized Owners—While we do not believe there is widespread financial distress among farmland owners, we do believe that, to a limited extent, undercapitalization, overleverage, mismanagement and unforeseen circumstances at some individual and family farms will provide opportunities for us to acquire high-quality farmland at attractive prices, potentially in sale-leaseback transactions. We believe Messrs. Pittman's, Fabbri's and Hough's knowledge of agribusinesses fundamentals and broad network of relationships will allow us to pursue acquisition opportunities from undercapitalized or unsuccessful sellers in markets where we believe we can find experienced and successful farm operators (including, in some cases, the existing owners) to lease the farmland from us at competitive rates and where we believe market fundamentals support future value appreciation potential.

    •
    Use OP Units as Acquisition Currency—We believe there are a large number of farm operators and farm families that own farmland that has substantially appreciated in value. According to the USDA's most recent published data, as of 2007, the average age of principal farm operators in the United States was 57 years old, with 30% age 65 or older, and the average age has been increasing steadily in recent years. As a result, we believe that many farm-owning families have estate planning needs and a desire to defer current income taxes, and that our ability to offer OP units as acquisition currency will provide us with a strategic advantage over other potential farm buyers and possibly induce these prospective sellers to sell their farms earlier than they otherwise would in cash-only transactions.

  •
  Diversify our Portfolio by Geography, Crop Type and Tenant.  In the future, we intend to acquire additional farmland in agricultural markets outside our existing markets to mitigate the risks associated with concentrating our portfolio in a limited number of agricultural markets. We intend to focus on geographic areas with substantial farming infrastructure and low transportation costs, including markets with access to river and rail transportation and with a relatively large and stable population of experienced farm operators as potential tenants. In addition, while we believe that primary row crop farmland provides the greatest opportunity for value appreciation and increasing rental income over time, we believe that global demand for staples such as rice and cotton also will provide attractive opportunities to acquire farmland in areas such as the southeastern United States and Texas. Substantially all of the properties in our initial portfolio will be leased to entities controlled by Mr. Pittman, our Executive Chairman, President and Chief Executive Officer. In the future, we expect that most of the farms that we acquire will be leased to farm-operator tenants unrelated to Mr. Pittman or us pursuant to triple-net leases, which we believe will enable us to avoid risks associated with exposure to a single tenant or a limited number of tenants.

  •
  Utilize Our Real Estate Management Platform to Achieve Economies of Scale.  We believe that the overhead costs associated with the business of owning and leasing farmland are less than those required by other property types, such as office, multifamily and retail, due to the limited asset management, capital expenditure and tenant improvement requirements for farmland and, based on our experience, a near-zero vacancy rate for quality farmland. In addition, we intend to lease all of our properties under triple-net leases, pursuant to which our tenants will be responsible for substantially all of the property-related expenses of the properties, including taxes, maintenance, water usage and insurance, as well as all of the additional input costs related to the farming operations on the property, such as seed, fertilizer, labor and fuel. As a result, we believe that our existing systems and personnel are capable of supporting a significant increase in the size of our portfolio without a proportional increase in administrative or management costs. We also believe that, once we achieve scale in our portfolio, we will be able to realize significant cost savings and greater operational efficiency.

Investment Focus

        We seek to invest in farmland that we believe offers an attractive risk-adjusted combination of stable rental income generation and value appreciation. We expect our principal investment focus to be on primary row crop farmland located in agricultural markets throughout North America. On a limited basis, we may acquire properties not fitting such principal investment focus for diversification purposes or if we believe that the expected total risk-adjusted return from the individual investment is particularly attractive. We also may acquire properties related to farming, such as grain storage facilities, grain elevators, feedlots, processing plants and distribution centers, as well as livestock farms or ranches. In addition, to a more limited extent, we may provide senior secured first-lien mortgage loans for the purchase of farmland and properties related to farming, but only to the extent we would be willing to acquire the underlying asset.

Annual Row Crops

        Farm crops generally can be divided into two principal categories: annual row crops and permanent crops. We invest primarily in farmland used to grow primary row crops. Annual row crops are both planted and harvested annually or more frequently. Annual row crops can be further divided into two subcategories: primary row crops and fresh produce. Primary row crops include grains (such as corn, wheat and rice), oilseeds (such as soybeans and rapeseed), forage crops (such as alfalfa, grass hay and corn silage) and cotton. Fresh produce generally encompasses non-permanent fruits and vegetables such as strawberries, lettuce, melons and peppers.

        We intend to buy farms that produce annual row crops and do not expect to buy a substantial amount of farmland used for permanent crops. We believe that annual row crop farmland has less risk than permanent crop farmland because annual row crops require less time and capital to plant. If a farm operator loses an annual row crop to drought, flooding, fire or disease, the farm operator can generally resume production on the land in a few weeks or months. However, if a farm operator loses a permanent crop, there generally would be significant time and capital needed to return the land to production because a tree or vine may take years to grow before bearing fruit. Annual row crop farmland also enables the farm operator to rotate crop types to improve soil quality, react to commodity price trends and adopt improved crop varieties. Permanent crop farmland is dedicated to one crop during the lifespan of the trees or vines and therefore cannot be rotated to adapt to changing conditions. As a result, we believe that annual row crop farmland has a lower risk profile than permanent crop farms.

Primary Row Crops

        We believe, for the following reasons, that primary row crop farmland is more likely to appreciate and provide increasing rental income over time than fresh produce farmland:

  •
  Primary row crops constitute a large portion of the global demand for agricultural products, and offer the most direct exposure to the fundamentals (population growth, GDP per capita growth and biofuels) that we expect will drive farmland values for the foreseeable future;

  •
  Primary row crops are easily transported in bulk, and generally are not subject to regional market dynamics;

  •
  In contrast to fresh produce, which is heavily dependent on local market demand because of its perishability, primary row crops are less perishable and can be stored during periods of abundant production and sold during periods of scarcity; and

  •
  Primary row crop production involves little overhead and is capital intensive, and a large portion of the added value accrues to farmland as its most scarce production factor.

U.S. Farmland Property

        We believe that the United States offers farmland investors exposure to financial benefits driven by the fundamentals of agricultural production and farmland appreciation without many of the risks that come with farmland investments in many other countries. In the United States, the farmland market is relatively liquid and there is virtually no land title risk. Moreover, the United States has the largest, lowest-cost grain transportation infrastructure in the world, leaving more margin to the grain producer and landowner. Lastly, we believe that in most major U.S. agricultural markets, multiple quality farm-operator tenants compete for farmland lease opportunities.

Leased Properties

        Farming land for crops carries significant operating risk. If a crop fails or the land does not produce the anticipated amount of crops, the farm operator may experience an economic loss. We believe that through leasing farmland, rather than farming it, we will mitigate this risk significantly. We intend to lease most of our properties on a fixed-rent basis that does not change based on the success of the farming operations. Moreover, all but one of the leases in our initial portfolio provide that 100% of the annual rent is due and payable in advance of the spring planting season, and we expect that the fixed-rent leases we enter into in the future will have a similar requirement, which reduces our credit exposure in the event of operational issues with the farm-operator tenant. However, to the extent we enter into leases that do not require advance payment of 100% of the annual rent, we may be subject to tenant credit risks and more susceptible to the risks associated with declines in the profitability of tenants' farming operations. We may use variable-rent leases, which depend in part on crop yields and prices, in regions where such arrangements are prevalent or when we expect that such arrangements will be more profitable to us on a risk-adjusted basis. For example, under the triple-net lease for our Baca farm in Colorado, rather than receiving a fixed annual rental payment, we receive as rent an amount equal to 25% of the revenue from the tenant's harvest for that year.

        We expect to continue to lease the majority of our farmland and other farming related properties under triple-net leases, which require the tenant to either pay or reimburse us for substantially all of the property-related expenses, including taxes, maintenance, water usage and insurance, as well as all of the input costs related to the farming operations, such as seed, fertilizer, labor and fuel. The rental payments we receive from the farm operators will be the primary source of any distributions that we make to our stockholders.

        We expect that over time rental income will increase. Most farmland in the areas where we own or intend to acquire land is leased under short-term leases (typically three years or less), and we plan to lease our property under short-term leases. By entering into short-term leases, we believe we will be in a position to increase our rental rates when the leases expire and are renewed or re-leased, if prevailing rental rates have increased.

        In our experience, quality farmland has a near-zero vacancy rate, and we believe that it is rare for high-quality farmland in an area with a competitive tenant environment not to be leased and farmed each year. For leases that provide that rental payments for a crop year are generally due in advance of the planting season, in the event of a tenant's failure to pay rent when due, we expect to be able to terminate the lease and rent the property to another tenant that could then plant and harvest a crop that year. As a result, we believe there is a reduced risk of vacancy on our properties when compared to most other types of commercial properties, such as office buildings or industrial facilities.

Tenants

        The areas where we own and intend to acquire farmland are characterized by a competitive farm-operator tenant environment, with multiple experienced farm operators seeking to expand their operations by leasing additional farmland.

        Of the 38 farms in our initial portfolio, 32 farms are leased to Astoria Farms and four farms are leased to Hough Farms. Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, has a 28.4% and 19.0% indirect partnership interest in Astoria Farms and Hough Farms, respectively, and controls both entities. Jesse J. Hough, who provides consulting services to us pursuant to the Consulting Agreement, has a 4.3% and 28.0% indirect partnership interest in Astoria Farms and Hough Farms, respectively, and manages the farming operations of both entities. We expect that most of the properties we acquire following the completion of this offering and our formation transactions will be leased to third-party tenants unrelated to Mr. Pittman, Mr. Hough or us. However, we may lease newly acquired properties to entities affiliated with our management team if they are willing and able to pay a higher rental rate than competing third-party tenants. The renewal of any of the existing leases with Astoria Farms or Hough Farms and any new leases with these entities or any other entity affiliated with our management team or Mr. Hough will require the approval of a majority of the independent members of our Board of Directors.

Family-Owned Properties

        According to the USDA, as of 2007, approximately 86% of farms in the United States were owned by families. We believe that many farm families and individuals may wish to simultaneously sell and lease their property back and continue their agricultural businesses under short-term, net leases. Sellers in these sale-leaseback transactions can use the sale proceeds to repay existing indebtedness, for growth of their farming operations or in other business endeavors. We believe that the farmland that we acquire and do not simultaneously lease back to the seller can be leased at attractive rental rates to other independent or corporate farm operators.

        As an alternative to selling their farmland to us in an all-cash transaction, we believe that many farm owners may be interested in selling their farmland to us in exchange for OP units in order to have an equity interest in our company and participate in any appreciation in value of our properties. By making such an exchange, these farm owners would become investors in a more diversified portfolio of agricultural real estate. Under certain circumstances, the exchange of real estate for OP units is a tax-deferred exchange under U.S. federal income tax laws. In addition, because we intend to make cash distributions each quarter, OP unit holders would receive regular quarterly cash distributions. Finally, OP unit holders would have the flexibility to redeem their OP units in the future for cash, or, at our election, shares of our common stock that they could then sell in the public market, thereby allowing these sellers to determine the timing of recognizing taxable gain. Because we expect the issuance of OP units in exchange for farmland generally will be driven by the desires of prospective sellers, we do not know how frequently we will issue OP units in exchange for farmland properties. However, we believe that using OP units as acquisition consideration can be a significant part of our property acquisition strategy.

Other Investments

        In the future, we may diversify into farmland that is suitable for growing annual row crops other than primary row crops, such as fresh produce, cotton, peanuts, biofuel feedstocks, livestocks or permanent crops. We also may acquire properties related to farming, such as grain storage facilities, grain elevators, feedlots, processing plants and distribution centers, as well as livestock ranches. We currently own three grain storage facilities, two of which are in Illinois and one of which is in Nebraska. In addition, to a more limited extent, we may provide senior secured first-lien mortgage loans for the purchase of farmland and properties related to farming, but only to the extent we would be willing to acquire the underlying property.

Underwriting Criteria and Due Diligence Process

Selecting the Property

        We intend to acquire farmland that offers an attractive risk-adjusted balance of current returns and appreciation potential. We believe Messrs. Pittman's, Fabbri's and Hough's deep understanding of agribusiness fundamentals and insight into factors affecting the value of farmland will allow us to identify properties consistent with our investment criteria. We believe the following factors are important in the selection of farmland:

  •
  Soil Quality—Soil quality is a fundamental determinant of farmland productivity and therefore of its value. In considering farmland for purchase, we will take soil quality into consideration to determine whether the farmland is attractively priced. In general, we intend to focus on farmland with average or better-than-average soil.

  •
  Water Availability—Availability of water is essential to farming and is a major consideration in determining the value of farmland. With regard to water availability, we intend to purchase three types of properties:

  •
  Farmland located in areas with sufficient natural precipitation in an average year for the crops expected to be grown. When appropriate, we may improve these properties by installing wells and irrigation equipment;

  •
  Farmland with access to water via wells in areas where the underground water supply is regularly replenished annually by natural precipitation or where the irrigation water supply is annually replenished from surface sources; and

  •
  Farmland with access to water via wells in areas where the water table is dropping year over year, but where the valuation and current return expectations appropriately reflect the expected decline in value as water runs out.

  •
  Robust and Competitive Tenant Environment—We intend to focus primarily on farmland located in areas characterized by a robust and competitive tenant environment, with a relatively large population of experienced farm operators as potential tenants.

  •
  Market Access—Due to the higher costs of road transportation, the location of farmland relative to points of demand (e.g., grain elevators, feedlots and ethanol plants) or access to low-cost transportation (e.g., river ports and rail loading facilities) is one of the factors that impacts its value. We intend to focus on acquiring additional farmland in areas with substantial farming infrastructure and low transportation costs, including markets with access to river and rail transportation.

  •
  Climate—We will focus our investment activity in regions with favorable climates for growing primary row crops, taking into consideration expected crop varietal availability and climate trends.

        We will perform a due diligence review with respect to each potential property acquisition. The due diligence investigation will include both property-specific factors (e.g., soil types and fertility, water availability and rights, topographical characteristics, mineral rights, property taxes and environmental liabilities) and location-specific factors (e.g., climate, tenant availability and quality and market access). As part of our due diligence process, we also will perform a valuation of each target property and estimate expected lease rates.

        As a general matter, we do not expect to obtain full mineral rights with respect to the properties we acquire in the future.

Selecting Tenants

        We intend to focus primarily on farmland located in areas with a robust and competitive environment of experienced tenants. In general, the tenant selection process will focus primarily on candidates' experience and reputation, as well as their willingness and ability to pay competitive rental rates. We will consider similar factors in analyzing sale-leaseback transactions. In areas where we already own one or more properties, we may give our existing local tenants priority consideration, especially in exchange for sourcing a property acquisition opportunity. We intend to mitigate tenant credit risks by requiring full payment of a year's lease in advance of the spring planting season whenever possible or, to a more limited extent, the provision of a letter of credit to back up the tenant's lease obligations. However, in some circumstances, we may be exposed to tenant credit risks and may be subject to farming operation risks, such as weather and commodity prices, particularly if we do not receive rent payment in advance of planting or if we receive rent based on a percentage of a tenant's farming revenues.

        Upon completion of this offering and the formation transactions, Astoria Farms and Hough Farms, each of which is controlled by Mr. Pittman, will lease 84.0% of the total acres in our initial portfolio. See "—Investment Focus—Tenants." We expect that most of the properties we acquire following the completion of this offering will be leased to third-party tenants unrelated to Mr. Pittman, Mr. Hough or us. However, we may lease newly acquired properties to entities affiliated with our management team if they are willing and able to pay a higher rental rate than competing third-party tenants. The renewal of any of the existing leases with Astoria Farms or Hough Farms and any new leases with these entities or any other entity affiliated with our management team will require the approval of a majority of the independent members of our Board of Directors.

Our Initial Portfolio

        Upon completion of this offering and consummation of the formation transactions, we will own 38 farms located in Illinois, Nebraska and Colorado, consisting of a total of approximately 7,300 total acres of farmland, as well as three grain storage facilities. The table below provides certain information regarding each property in our initial portfolio.

Property Name	County, State	Date Acquired(1)	Appraised Value(2)	Tillable Acres	Total Acres	2014 Contractual Rent(3)	Lease Expirations(4)
Pella Bins and Tracks(5)	McDonough, IL	10/1/2007	$6,823,500	459	490	$229,498	12/31/2015
		3/1/2010
Kaufman	McDonough, IL	12/1/2010	4,710,000	338	427	170,800	12/31/2016
Cleer(6)	Fulton, IL	9/1/2007	4,083,900	271	298	155,896	12/31/2014
Matulka(7)	Butler, NE	1/1/2012	3,133,560	234	242	144,300	12/31/2016
Big Pivot	Mason, IL	1/1/2007	4,049,040	336	342	136,608	12/31/2016
Curless	Fulton, IL	1/1/2009	3,000,000	250	250	112,500	12/31/2015
Pumphouse West	Schuyler, IL	11/1/2008	2,667,964	267	317	101,440	12/31/2016
Scripps	Schuyler, IL	12/1/2000	2,960,000	299	310	99,200	12/31/2014
Baca(8)(9)	Baca, CO	11/1/2010	1,922,000	725	961	96,100	12/31/2015
Stelter	Mason, IL	1/1/2008	2,360,000	234	234	93,600	12/31/2014
Henninger	Schuyler, IL	1/1/2004	2,671,000	232	232	92,904	12/31/2015
John's Shop	McDonough, IL	12/1/2004	2,665,000	199	205	92,250	12/31/2015
		11/1/2006
Tazewell	Tazewell, IL	1/1/2008	2,696,624	241	241	84,270	12/31/2015
Crane Creek(8)	Schuyler, IL	6/1/2003	1,960,000	211	211	73,861	12/31/2014
Stanbra/Zeller	Butler, NE	1/1/2012	1,886,440	178	181	72,400	12/31/2016
Bardolph	McDonough, IL	4/1/2008	2,135,500	147	160	71,978	12/31/2014
Symond	Mason, IL	12/21/2012	2,040,000	195	200	69,864	12/31/2016
Pella Kelso	McDonough, IL	11/1/2007	1,530,500	111	115	51,818	12/31/2014
Duncantown	Fulton, IL	2/1/2008	1,300,000	151	172	51,732	12/31/2014
Dilworth	McDonough, IL	6/9/2011	1,554,500	112	115	51,687	12/31/2016
Weber	Schuyler, IL	4/1/2001	1,510,000	146	153	48,960	12/31/2015
Zeagers	Butler, NE	12/26/2012	1,201,000	118	120	48,000	12/31/2014
Copes	Schuyler, IL	12/1/2007	1,590,000	123	137	47,894	12/31/2014
Beckerdite	Schuyler, IL	2/12/2012	1,083,000	112	120	44,936	12/31/2015
Smith	McDonough, IL	6/20/2013	1,304,000	95	100	44,793	12/31/2014
Busch	Mason, IL	12/1/2010	1,157,943	109	110	41,250	12/31/2014
Pumphouse East	Schuyler, IL	6/1/2003	1,052,036	112	125	40,000	12/31/2014
Adair FS	McDonough, IL	1/1/2006	1,034,500	73	75	33,894	12/31/2016
Ambrose	Mason, IL	12/1/2006	880,000	80	80	32,132	12/31/2016
Crabtree	Mason, IL	11/1/2009	871,004	77	79	31,676	12/31/2015
Kelly	Butler, NE	6/29/2012	794,500	74	75	30,000	12/31/2014
Heap	McDonough, IL	9/11/2011	935,000	70	79	29,610	12/31/2016
Table Grove	Fulton, IL	11/1/2006	720,000	58	60	27,000	12/31/2016
McFadden MD	McDonough, IL	10/8/2012	648,000	88	107	26,673	12/31/2014
Parr	Fulton, IL	11/1/2008	570,000	61	79	23,736	12/31/2016
Skien	Fulton, IL	4/27/2011	565,000	45	52	16,730	12/31/2015
Estep	Mason, IL	3/28/2011	350,000	35	35	13,253	12/31/2015
McFadden SC	Schuyler, IL	10/8/2012	408,000	31	34	11,560	12/31/2014

TOTAL:			$72,823,511	6,697	7,323	$2,644,799

(1)
Date acquired by our Predecessor. Certain farms were consolidated by purchasing land parcels in multiple transactions.

(2)
Based on appraisals performed between January 2013 and August 2013.

(3)
Reflects the annual rent under new leases that will be entered into in connection with the formation transactions, other than the leases for Baca and Crane Creek, which leases we will assume in connection with the formation transactions.

(4)
Based on the terms of the new leases that will be entered into in connection with the formation transactions, other than the leases for Baca and Crane Creek, which leases we will assume in connection with the formation transactions.

(5)
Appraised value for this property includes $288,500 attributable to an adjacent grain storage facility, and $11,000 of the 2014 contractual rent for this property is attributable to this grain storage facility.

(6)
Appraised value for this property includes $1,100,000 attributable to an adjacent grain storage facility, and $44,000 of the 2014 contractual rent for this property is attributable to this grain storage facility.

(7)
Appraised value for this property includes $950,000 attributable to an adjacent grain storage facility, and $47,500 of the 2014 contractual rent for this property is attributable to this grain storage facility.

(8)
Property is leased to a third-party farm operator that is not related to Mr. Pittman, Mr. Hough or us.

(9)
Under the lease for Baca, rather than receiving a fixed annual rental payment, we will receive as rent an amount equal to 25% of the revenue from the tenant's harvest. The amount shown in the table above as 2014 contractual rent is an estimate based on the amount of rent we received under similar rent structures in 2012 and 2013, which was $112,285 and $72,179, respectively.

Description of Our Initial Properties

Farmland

        All of our farmland is primarily suited to growing annual row crops. In most cases, they are nearly all tillable, with the exception of roads, ditches and, in some cases, small patches of timber or other untillable land.

        All of our farmland, except the Baca farm, has been used to grow corn and soybeans for the past several years. Due to its geographic location and water availability, the Baca farm is used to grow a mix of corn, wheat and sorghum. The type of crop grown on our farmland may change depending on various factors, and farm operators who lease our land may rotate crop types from year to year to improve soil quality, in reaction to commodity price trends and to adopt improved crop varieties.

        Most of farmland is irrigated solely by rainfall, which in an average year is sufficient to grow a corn or soybean crop to its full potential. The Baca, Big Pivot, Busch, Crabtree, Matulka, Stelter, Symond, Tazewell and Zeagers farms are irrigated with center pivot irrigation equipment. All of our irrigated farmland, except the Baca farm, relies on underground water sources that are replenished on an annual basis. The aquifer our Baca farm relies on is insufficient for full pivot irrigation, and due to dropping levels may cease to be useful for irrigation purposes at some point over the next two decades (at which point we expect the farm will be used to grow crops that do not rely on irrigation, such as wheat or sorghum).

        Our farmland is generally well-drained. Our Henninger, Pumphouse East, Pumphouse West, Scripps and Weber farms are located along the Illinois river within the Big Lake Drainage District; our Curless farm is located within the Sea Horn Drainage District; and our Crane Creek farm is located within the Crane Creek Drainage and Levee District. They are protected by levees maintained by the U.S. Army Corps of Engineers, and the drainage district provides drainage services through ditches and a pumping station.

        The topography of the tillable portion of our farmland is mostly flat and is easily accessible, primarily because it is located alongside roads. All of our farmland is located near one of our grain storage facilities or a commercial grain elevator.

Grain Storage Facilities

  Cleer—Fulton County, IL

        The grain drying and storage facility located on the Cleer farm was built in 2011 at commercial grade elevator standards. It has two 150,000-bushel dry bins (with commercial grade drying fans and internal temperature cables), one 15,774-bushel wet bin, a two-stack centrifugal grain dryer (capable of drying up to 2,450 bushels per hour at five points of moisture reduction), an unloading pit (5,500-brake horsepower, or bhp, capacity), legs and a small building with system controls and a workspace.

  Matulka—Butler County, NE

        The grain drying and storage facility located on the Matulka farm was built in stages beginning in 2010 at commercial grade elevator standards. It has two 50,000-bushel bins with drying floors and fans (not heated), three 45,000-bushel bins with drying floor and fans (both heated and not), one 35,000-bushel wet tank bin, one tower grain dryer (capable of drying up to 1,500 bushels per hour at five points of moisture reduction), one 5,000-bushel overhead bin, unloading pit and legs.

  Pella—McDonough County, IL

        The Pella bin site has two 60,000-bushel bins and two 20,000-bushel bins, which are approximately five years old, and two 2,000-bushel bins, which are approximately 40 years old.

Lease Expirations

        In connection with the formation transactions, the existing leases between our Predecessor and entities controlled by Mr. Pittman, our Executive Chairman, President and Chief Executive officer, for 36 of the 38 farms and the three grain storage facilities in our initial portfolio will be terminated, and we will enter into new leases with the same tenants with terms ranging from one to three years. We will assume the leases for Baca and Crane Creek in connection with the FP Land Merger. The following table sets forth a summary of the lease expirations for each of the leases for the farmland and grain storage facilities in our initial portfolio that will be in place upon consummation of our formation transactions.

Lease Expiration Year	Number of Expiring Leases	Expiring Leased Acreage	Expiring Annual Rent(1)	% of Total Annual Rent
2014	16	2,308	$888,253	33.6%
2015	12	2,819	863,075	32.6%
2016	13	2,197	893,471	33.8%

Total	41	7,323	$2,644,799	100.0%

(1)
Based on new leases that will be entered into in connection with the formation transactions.

        We expect to renew each of the leases entered into in connection with the formation transactions for new terms of three years following the initial terms of one, two or three years.

Description of Tenants

        Of the 38 farms and three grain storage facilities in our initial portfolio, 32 farms and two grain storage facilities are leased to Astoria Farms and four farms and one grain storage facility are leased to Hough Farms, both of which are engaged primarily in the production and sale of corn and soybeans. Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, has a 28.4% and 19.0% indirect partnership interest in Astoria Farms and Hough Farms, respectively, and controls both entities. Jesse J. Hough, who provides consulting services to us pursuant to the Consulting Agreement, has a 4.3% and 28.0% indirect partnership interest in Astoria Farms and Hough Farms, respectively, and manages the farming operations of both entities. For additional information regarding Astoria Farms, see the financial statements of Astoria Farms and related notes thereto included elsewhere in this prospectus.

Government Regulation

Farming Regulation

        The farmland that we own and intend to acquire is used for growing crops and is subject to the laws, ordinances and regulations of state, local and federal governments, including laws, ordinances and regulations involving land use and usage, water rights, treatment methods, disturbance, the environment and eminent domain.

        Farmland is principally subject to environmental and agricultural laws, ordinances and regulations. Each governmental jurisdiction has its own distinct laws, ordinances and regulations governing the use of farmland. Many such laws, ordinances and regulations seek to regulate water usage and water runoff because water can be in limited supply, as is the case in certain locations including Illinois, Nebraska and Colorado, where the properties in our initial portfolio are currently located. In addition, runoff from rain or from irrigation is governed by laws, ordinances and regulations from state, local and federal governments. Additionally, if any of the water used on or running off from our farms flows to any rivers, streams, ponds, the ocean or other waters, there may be specific laws, ordinances and regulations governing the amount of pollutants, including sediments, nutrients and pesticides, that such water may contain.

        Each of our 33 farms in Illinois, four farms in Nebraska and one farm located within Colorado has sources of water, including wells and/or surface water, that currently provide sufficient amounts of water necessary for the current farming operations at each location. However, should the need arise for additional water from wells and/or surface water sources, we may be required to obtain additional permits or approvals or to make other required notices prior to developing or using such water sources. Permits for drilling water wells or withdrawing surface water may be required by federal, state and local governmental entities pursuant to laws, ordinances, regulations or other requirements, and such permits may be difficult to obtain due to drought, the limited supply of available water within the farming districts of the states in which our farms are located or other reasons. We believe that our farms are in compliance with applicable state, county and federal environmental and agricultural regulations.

        In addition to the regulation of water usage and water runoff, state, local and federal governments also seek to regulate the type, quantity and method of use of chemicals and materials for growing crops, including fertilizers, pesticides and nutrient rich materials. Such regulations could include restricting or preventing the use of such chemicals and materials near residential housing or near water sources. Further, some regulations have strictly forbidden or significantly limited the use of certain chemicals and materials. Licenses, permits and approvals must be obtained from governmental authorities requiring such licenses, permits and approvals before chemicals and materials can be used on farmland and crops. Reports on the usage of such chemicals and materials must be submitted pursuant to applicable laws, ordinances, and regulations and the terms of the specific licenses, permits and approvals. Failure to comply with laws, ordinances and regulations, to obtain required licenses, permits and approvals or to comply with the terms of such licenses, permits and approvals could result in fines, penalties and/or imprisonment.

        The use of farmland in certain jurisdictions is also subject to regulations governing the protection of endangered species. When farmland borders, or is in close proximity to, national parks, protected natural habitats or wetlands, the farming operations on such properties must comply with laws, ordinances and regulations related to the use of chemicals and materials and avoid disturbance of habitats, wetlands or other protected areas.

        As an owner of farmland, we may be liable or responsible for the actions or inactions of our tenants with respect to these laws, regulations and ordinances.

Real Estate Industry Regulation

        Generally, the ownership and operation of real properties is subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights, wastewater, storm water runoff and lien sale rights and procedures. These laws, ordinances or regulations, such as the Comprehensive Environmental Response and Compensation Liability Act, or CERCLA, and its state analogs, or any changes to any such laws, ordinances or regulations, could result in or increase the potential liability for environmental conditions or circumstances existing, or created by tenants or others, on our properties. Laws related to upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our properties or other impairments to operations, any of which would adversely affect our cash flows from operating activities.

Environmental Matters

        As noted in "—Farming Regulation," our properties and the operations thereon are subject to federal, state and local environmental laws, ordinances and regulations, including laws relating to water, air, solid wastes and hazardous substances. Our properties and the operations thereon are also subject to federal, state and local laws, ordinances, regulations and requirements related to the federal Occupational Safety and Health Act, as well as comparable state statutes relating to the health and safety of our employees and/or others working on our properties. Although we believe that we and our tenants are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties, and/or liabilities, including those relating to claims for damages to persons, property or the environment resulting from operations at our properties.

Insurance

        Under the terms and conditions of the leases on our current properties, tenants are generally required, at their expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies and to name us an additional insured party. These policies include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the properties and all of their appurtenant areas.

Competition

        Competition to our efforts to acquire farmland can come from many different entities. Developers, municipalities, individual farm operators, agriculture corporations, institutional investors and others compete for ownership of farmland acreage. Other investment firms that we might compete directly against could include agricultural investment firms such as Hancock Agricultural Investment Group, Prudential Agricultural Investments and UBS Agrivest LLC. These firms engage in the acquisition, asset management, valuation and disposition of farmland properties.

Employees

        Upon completion of this offering and the formation transactions, we expect to have two employees, none of which will be members of a labor union. In addition, pursuant to the Shared Services Agreement with American Agriculture, we also have access to other personnel, who will provide, among other things, administrative support, accounting support, information technology services and human resources assistance.

Principal Executive Offices

        Our executive offices are located at 8670 Wolff Court, Suite 240, Westminster, Colorado 80031. Our telephone number at our executive offices is (720) 452-3100 and our corporate website is www.farmlandpartners.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus.

Legal Proceedings

        There are no legal proceedings pending or, to our knowledge, threatened involving us or our Predecessor as of the date of this prospectus. Under the leases in place for the properties in our initial portfolio, a tenant typically is obligated to indemnify us, as the property owner, from and against all liabilities, costs and expenses imposed upon or asserted against it as owner of the properties due to certain matters relating to the operation of the property by the tenant. We may be party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that these matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations in any future period.

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

        For ease of comparability between data sources, some underlying data in the source materials cited below have been converted from the metric system using the conversion factors published by the United States Department of Agriculture in its handbook Weights, Measures, and Conversion Factors for Agricultural Commodities and Their Products. Conversion factors used in this prospectus are included at the end of this section.

        In many places throughout this section, we provide data regarding the economics of corn farming, such as supply, demand and harvest yields, because we believe that the economics of corn farming are highly predictive of the economics of other primary row crops such as wheat and soybeans, which are the primary crops grown on the farmland in our initial portfolio. For instance, the price for a bushel of wheat or soybeans historically has been highly correlated to the price of a bushel of corn, such that, as the price of a bushel of corn increases, the price for a bushel of wheat or soybeans also increases.

Global Primary Row Crop Market

        Farm crops generally can be divided into two principal categories: annual row crops and permanent crops. We invest primarily in farmland used to grow primary row crops. Annual row crops are both planted and harvested annually or more frequently. Annual row crops can be further divided into two subcategories: primary row crops and fresh produce. Primary row crops include grains (such as corn, wheat and rice), oilseeds (such as soybeans and rapeseed), forage crops (such as alfalfa, grass hay and corn silage) and cotton. Fresh produce generally encompasses non-permanent fruits and vegetables such as strawberries, lettuce, melons and peppers. Permanent crops, such as oranges, apples, almonds and grapes, have plant structures that produce yearly crops without being replanted. We refer to the land on which farm crops can be grown as cropland (specifically defined as land under annual crops and permanent crops, plus land that is temporarily fallow or temporarily used for pasture).

        According to the UN FAO, the majority of the world's cropland is used to grow primary row crops. Primary row crops are essential components of the global food supply, directly accounting for over 65% of the world's caloric consumption, according to the UN FAO, with direct consumption of corn, rice and wheat accounting for approximately 42% of the global food supply. Grains and oilseeds contribute to an even greater portion of global consumption after taking into account their usage as feed for livestock. In contrast, the UN FAO reports that fresh produce and permanent crops account for approximately 7% of global consumption. The USDA has reported that it takes approximately 2.6 pounds of feed to produce one pound of chicken meat, 6.5 pounds of feed for one pound of pork, and 7.0 pounds of feed for one pound of beef. Meat and animal products (such as milk and eggs) account for 16.5% of global caloric intake.

        In addition to their use in food production, primary row crops are increasingly being used in the production of fuels such as ethanol and biodiesel. The impact of biofuels on the global primary row crop market is already significant, with the UN FAO reporting the United States using 15.6% of world corn production and Brazil using 23% of world sugar production for ethanol in 2010. Global production of biofuels increased by over 500% from 2002 to 2011, according to the U.S. Energy Information Administration, due to their ability when used as a gasoline additive to reduce emissions, reduce the use of fossil fuels and enhance octane.

        Grains are the most widely produced primary row crops, both globally and in the U.S., followed by wheat and rice. Oilseeds account for a large portion of U.S. primary row crop production, but a smaller amount globally.

World Primary Row Crop Production (2011/2012)

Source:    USDA Foreign Agricultural Service (2013)

        Worldwide, the large majority of grain and oilseed crops are used to produce food, with direct food and animal feed uses consuming 66% of global production, according to the UN FAO.

Global Usage of Grain and Oilseed Crops (by weight)

Source:    UN FAO (2009)

Global Demand Drivers

        We believe the two primary drivers of global food and primary row crop demand growth over the next several years will be population growth and growth of GDP per capita. As shown in the chart below, the United Nations projects that global population will increase from 6.9 billion in 2010 to 7.7 billion in 2020 and will exceed 9 billion by 2040, with substantially all population growth occurring in developing regions. This increase in population is expected to directly lead to an increase in food and energy demand, which will require increased production of primary row crops.

World Population Growth

Source:    UN Department of Economic and Social Affairs (2012)

        The continuing growth of GDP per capita, particularly in developing countries, is expected to have a significant impact on the amount and type of food that the world's population consumes. The International Monetary Fund, or the IMF, forecasts that global GDP per capita (on a purchasing power parity basis) will increase by 25.3% from 2012 to 2018. The IMF expects GDP per capita in emerging market and developing economies to increase by 46.6% from 2012 to 2018, from $7,020 per capita to $10,291 per capita. Over the longer term, as illustrated in the chart below, the OECD forecasts that GDP per capita in non-OECD countries, which are largely located in less developed regions of the world, will grow over 400% from 2013 to 2060.

Historical and Projected GDP Per Capita

Source:    OECD (2013)

        The UN FAO projects a 6.7% increase in global calorie consumption per capita from 2005-2007 to 2030, predominantly driven by an increase in GDP per capita. Developed country consumption is expected to remain relatively unchanged, despite rising GDP per capita, increasing 2% from an average

3,360 calories per day from 2005-2007 to 3,430 calories per day in 2030. Consumption in developing countries is expected to increase 9% from 2,619 calories per day to 2,860 calories per day in 2030. The composition of those calories is also expected to change, with calories from direct consumption of grains falling from 53% to 49% in 2030 in developing countries. Livestock products (meat, milk and eggs) and vegetable oils are expected to represent an increasing portion of the diet of the developing world, with their share of total calories projected to rise from an average of 22% from 2005-2007 to 26% in 2030. As shown in the chart below, meat consumption per capita is expected to increase nearly 30% in the developing world from 62 pounds per person per year from 2005-2007 to 79 pounds per person per year in 2030, which is expected to result in even greater demand for primary row crops, as the weight of crops required for livestock feed is approximately two to seven times the resulting weight of meat. According to the UN FAO, these factors are expected to require more than one billion additional tons of global annual grain production by 2050, a 45.5% increase from 2005-2007 levels and two-and-a-half times the 423 million tons of grains produced in the United States in 2012. The chart below illustrates historical and forecast consumption trends in developing countries.

Food Consumption Trends in Developing Countries

Source:    UN FAO (2012)

Global Supply Drivers

        The main component of growth in global agricultural production over the past 40 years has been improving farm productivity. According to the USDA Foreign Agricultural Service, between 1973 and 1992, global production of corn, wheat, rice and soybeans rose on average 2.6% per year with gains in productivity, as measured by average yield, averaging 2.0% per year. Productivity gains have slowly been diminishing over time. From 1993 to 2012, average annual global yield gains for corn, wheat, rice and soybeans declined to approximately 1.4%, and overall production gains fell to an average of 2.2%. The USDA forecasts that productivity gains will continue to diminish, with its baseline agricultural projections for 2013 to 2023 reflecting 0.9% in yield gains per year.

        While the amount of global cropland in use has gradually increased over time, growth has plateaued over the last 20 years. In 2011, total global cropland stood at 3.8 billion acres, according to the UN FAO, which is approximately 31.6% of the world's total land area (excluding area under bodies of water). From 1971 to 1991, 238 million acres of cropland were added globally, but only 78 million acres, or 17%, of that total was added from 1991 to 2011. The declining growth rate of cropland area has been driven principally by developed countries, which saw the supply of cropland peak in the mid-1980s. Cropland area continues to increase in developing countries, but after accounting for expected continuing cropland loss, the UN FAO projects only 173 million acres will be added from 2005-2007 to 2050, a 4.3% increase. In comparison, world population is expected to grow over the same period to 9.5 billion, a nearly 38% increase. According to the United Nations, virtually all of this expected growth will be concentrated in urban areas of less developed regions, further reducing cropland availability as urban areas expand. The World Bank projects that each new resident of cities with populations in excess of 100,000 will require the conversion of 0.04 acres of non-urban land, resulting in the urban conversion of 99 million acres from 2000 to 2030. These trends will continue the steady long-term decline of global arable land per capita, as shown in the chart below.

Arable Land Per Capita

Source:    UN FAO (2012)

        We believe that cropland area and cropland productivity will also be negatively impacted by continuing water depletion. Global groundwater depletion has been rapidly increasing over the past 50 years, and as this trend continues the irrigation of global cropland will be increasingly at risk. According to the U.S. Geological Survey, or the USGS, from 1900 to 2000, total U.S. groundwater depletion was 801 cubic kilometers. An additional 191 cubic kilometers was depleted from 2000 to 2008. Globally, groundwater has been depleted even more rapidly, with estimated depletion from 2000 to 2008 totaling 1,163 cubic kilometers, or 34.5% of total global depletion from 1900 to 2000, according to research published by a USGS researcher in the journal Geophysical Research Letters.

Primary Row Crop Prices

        As shown below, the combination of growing demand and tightening supply conditions has caused primary row crop prices to increase in recent years, and we anticipate that trend will continue over the long term. Primary row crop prices have been well above historical levels for the past five years, with multiple price spikes to historically high levels.

 Global Primary Row Crop Prices

Source:    World Bank (2013)

U.S. Cropland Overview

        The United States is the world's second-largest producer of grains and oilseeds, accounting for over 17% of global production in 2011 and 2012, based on data from the USDA Foreign Agricultural Service. Corn is the United States' largest crop, with 2011 and 2012 production totaling 12.4 billion bushels, or approximately 35% of global production.

Top Producers of Grains and Oilseeds (2011/2012)

Source:    USDA Foreign Agricultural Service (2013)

        The United States claims a significant share of the global market in a number of crops, including wheat, corn, soybeans and cotton. For each of those crops, the United States was the world's largest exporter and among the top five producing countries in 2011 and 2012. The United States exported 1.5 billion bushels of corn in 2011 and 2012, which represents 12% of domestic production, according to the USDA.

 U.S. Share of Global Primary Row Crop Exports

Source:    UN FAO (2011)

        Behind corn, the largest crops in the United States by acreage are soybeans, hay and wheat. Combined with corn, these crops account for 80% of U.S. cropland measured in the USDA's 2007 Census of Agriculture.

U.S. Crops by Harvested Acres

Source:    USDA Census of Agriculture (2007)

        According to the UN FAO, in 2011 approximately 402 million acres, or 18% of the U.S. land area, were used as cropland. The United States contains approximately 10.5% of the world's cropland but only 7% of global land area. As shown in the map below, the USDA ERS divides the United States into nine farm resource regions, the most productive of which, as measured by value of all agricultural production, is the Heartland region, which is comprised of all of Indiana, Iowa and Illinois and parts of Nebraska, South Dakota, Minnesota, Missouri, Ohio and Kentucky. In addition to having the highest value of production (30% of the U.S. total in 2011), the Heartland region also has the largest number of U.S. farms (20%).

 USDA Farm Resource Regions

U.S. Cropland Advantages

        Productivity.    Over the past three years, according to the USDA, U.S. cropland has averaged annual yields of 141 bushels of corn per acre and 42 bushels of soybeans per acre, compared to 65 bushels of corn and 37 bushels of soybeans for the rest of the world, due to U.S. soil quality and farming technology. As shown in the map below, Mollisols, one of the most naturally fertile soils in the world, is primarily found in the United States, Argentina, Ukraine, Russia and Northeast China. According to the USDA Natural Resources Conservation Service, Mollisols account for approximately 21.5% of the land area in the United States, mostly concentrated in the Midwest, as shown on the map below. Additionally, according to a report by the International Service for the Acquisition of Agri-Biotech Applications, the United States led the world in area farmed with genetically modified crops with 172 million acres, followed by Brazil (90 million acres) and Argentina (59 million acres).

 U.S. Distribution of Mollisols

Source:    USDA Natural Resources Conservation Service

        U.S. Property Rights and Agriculture Policy.    According to the International Property Rights Index, the United States ranked second out of 130 countries in terms of security of property rights. By contrast, leading agricultural countries Brazil, China and Russia rank 52nd, 59th and 76th, respectively. Further, the current U.S. farm bill, the Food, Conservation, and Energy Act of 2008, provides a crop insurance system that offers a safety net for farm operators in the event that primary row crop prices decline below profitable levels. U.S. property rights and agriculture policy allow farm operators and investors to securely invest long-term capital into farmland.

        Transportation and Infrastructure.    According to the USDA Agricultural Marketing Service, or the USDA AMS, U.S. primary row crops are transported by rail (28% of all corn, wheat, soybeans, sorghum and barley in 2011), barge (12%) and truck (60%). The United States has the largest railway system in the world (as measured by railway length) and also benefits from a large portion of its cropland's proximity to large river systems like the Illinois River and the Mississippi River (44% of corn, wheat, soybeans, sorghum and barley for export is transported by barge). As an example, the cost of freight from farm to port for a ton of soybeans in 2011 was approximately $38 for soybeans grown in Iowa versus $125 for soybeans grown in Mato Grosso, Brazil, according to the USDA AMS.

U.S. Cropland as an Asset Class

        As an asset class, U.S. cropland has traditionally offered attractive, stable returns through both current income and value appreciation. According to the NCREIF, and as shown in the graph below, from 1992 through 2012, the NCREIF Farmland Index (defined to include agricultural properties including permanent, row and vegetable cropland) showed an average return of 11.8% per year as compared to an average of 8.6% for NCREIF's commercial real estate property index, as shown on the chart below. Over that time period, the NCREIF Farmland Index has not shown any negative annual total return and has demonstrated a standard deviation of quarterly returns of 7.0%, as compared to 8.3% for the NCREIF Commercial Real Estate Index overall, and 17.6% for the S&P 500. Both the NCREIF farmland and commercial real estate property indices measure the non-leveraged composite total return of a large pool of individual properties acquired in the private market for investment purposes and held in a fiduciary environment. Property valuations and return calculations are based on fair market values submitted quarterly by the owner of each property in the indices.

Cummulative Farmland Returns vs. Apartments, All Commercial Real Estate and S&P 500

Source:    NCREIF (2013), FACTSET

Annual Farmland Returns vs. Apartments, All Commercial Real Estate and S&P 500

Source:    NCREIF (2013), FACTSET

        One of the advantages of cropland as an asset class is its ability to act as an inflation hedge. Researchers from the Purdue University Center for Commercial Agriculture found that farmland values have been highly correlated with inflation over a long period of time, with a correlation coefficient between land prices and the Consumer Price Index of 0.63 from 1914 to 2011. Farmland can also be used as a means of portfolio diversification, as farmland returns have been shown to have low or negative correlation with most other major asset classes. The Center for Farmland Research at the University of Illinois measured the correlation (based on rolling one-year returns) of farmland returns, measured by combining farmland values and rental rates reported by the USDA, with a variety of different asset classes from 1970 to 2012, as shown in the chart below:

Return Correlation with U.S. Farmland (1970 to 2012)

Source:    University of Illinois, Center for Farmland Research

        While more strongly correlated with gold than to other asset classes such as stocks and bonds, cropland has delivered greater total returns than gold over time, as measured by the NCREIF Farmland Index, with relatively lower levels of volatility, which we believe is attributable in part to the current yield component of cropland returns, which is not offered by gold.

Total Return and Standard Deviation of Returns: Farmland vs. Gold

Source:    NCREIF (2013), FACTSET, UDSA

        Additionally, we believe that the relatively lower levels of volatility associated with cropland offers significant longer term advantages relative to investments in agricultural commodities. As shown in the following chart, cropland's stability relative to corn and soybeans during the periods indicated has resulted in a significantly higher cumulative return relative to hypothetical portfolios composed of either corn or soybeans sold and reinvested quarterly at prevailing market prices during the same period.

Annual Farmland Return vs. Corn and Soybeans

Source:    NCREIF (2013)

Cummulative Farmland Return vs. Corn and Soybeans

Source:    NCREIF (2013)

        We believe cropland has a number of advantages as compared to other types of real estate investments. Unlike traditional commercial real estate properties, cropland does not suffer from economic depreciation, has limited needs for capital expenditures and has a low risk of obsolescence. In our experience, quality farmland benefits from a near-zero vacancy rate, which can support increases in rental rates based on global supply and demand factors. Farmland leases in many markets are unique as compared to most commercial real estate leases in that 100% of annual rent is typically due and payable in advance of the spring planting season, thereby reducing the landowner's risk of tenant default.

        U.S. real farmland prices have been steadily rising since the late 1980s, with more rapid increases occurring over the past several years, as shown in the following chart. From 2007 through 2013, in particular, the average price per acre of U.S. cropland increased by over 58%.

U.S. Farmland Average Price per Acre (in 2005 dollars)

Source:    USDA ERS (2013)

        Importantly, during the period when farmland prices have been rising most rapidly on an absolute basis, farmland rents have remained below historical averages as a proportion of crop value, which we believe suggests both price stability in the near term as well as room for continued rent growth. The chart below shows data from corn and soybean production in Iowa from 2003 through 2012. While our initial portfolio will not contain any Iowa farms, we believe that Iowa farms represent a reasonable proxy for both the farmland in our initial portfolio and for U.S. annual row crop farmland in general.

Iowa Cash Rent as % of Gross Crop Revenue

Source:    University of Iowa Extension School

Property-Specific Determinants of Cropland Value

        Average U.S. cropland prices mask the wide range of valuations for different types of cropland in various locations around the country, which fluctuate based on a number of factors. Factors that affect agricultural productivity, such as soil quality and water availability, enhance farming returns and thus drive higher values (although in some areas of the country non-agricultural factors may outweigh agricultural considerations). Recent research from the USDA ERS found that in more rural areas, cropland values were significantly positively correlated with better soil quality.

        Potential non-agricultural uses of land can have a large impact on value increases for cropland near areas that are urbanized or experience rapid population growth. USDA ERS analysis found that farm real estate values increase within ten miles of population centers as small as 5,000 people. While urban uses of land remain a minor component of total U.S. land usage, but urbanization has contributed to a steady reduction in supply of U.S. cropland, as shown below.

Usage of United States Land Area

Source:    USDA Census of Agriculture (2007)

        For more detail on the property-specific factors we consider when making investments, see "Underwriting Criteria and Due Diligence Process—Selecting the Property" in this prospectus.

U.S. Cropland Market Dynamics

        We believe the increase in U.S. cropland prices over the last several years has been driven by improving farm economics, which have supported rising rents. As shown in the following charts, from

2007 through 2013, the average U.S. cropland rent-to-land-value, as measured by the USDA, remained relatively consistent, even as the price per acre increased over the same time period (as shown above).

U.S. Cropland Rent-to-Value

Source:    USDA NASS (2013)

        Farm operators have received higher revenue, and have consequently been able to support rising rents, as a result of rising crop prices and increases in productivity. As shown below, revenue growth has outpaced rent growth in recent years, providing farm operators with higher levels of profits.

U.S. Corn Farmer Economics

Source:    USDA ERS, Commodity Costs and Returns (2013)

        Farmer revenue is a product of crop yields and prices. Since 1975, both yields and prices in the U.S. have increased significantly.

U.S. Corn Yields and Prices

Source:    USDA ERS, Commodity Costs and Returns (2013)

        Despite historically low interest rates, the amount of debt placed on farm real estate, which includes land and buildings, has been trending downward since the mid-1980s. Farm real estate values declined significantly in the 1980s in part due to high use of leverage, significant increases in interest rates and lower crop prices. As shown in the chart below, farmland owners have significantly less leverage today than in the 1980s. In 2012, the USDA NASS calculated the real estate debt-to-asset value ratio of U.S. farms as 7.5%.

Historical Farmland Real Estate Debt to Asset Value

Source:    USDA NASS (2013)

U.S. Market Opportunity

        According to the USDA NASS, the aggregate value of U.S. farm real estate (including land and buildings) was $2.3 trillion in 2012. The 2007 Census of Agriculture found that farm operators rented approximately 38% of the total acreage in farms, with significantly higher rental percentages in areas of the Midwest with high primary row crop production, as shown on the map below.

Percent of Farmland Rented or Leased (2007)

Source:    USDA ERS

        Consolidation of farm operations has been a growing trend. While mean farm size remained roughly consistent from 1982 to 2007 due to the large number of very small farms, the USDA ERS found that ownership of cropland has been consolidated into larger farming operations. Based on data from the 2007 Census of Agriculture, more than half of U.S. cropland was associated with farm operations of 1,105 acres or larger, compared to 589 acres in 1982. Technological improvements in farming equipment and crop genetic engineering have allowed farm operators to plant and harvest larger areas faster and with less labor, increasing the cost efficiency and margins of larger farm operations. This trend, along with rising cropland prices, has significantly increased the cost of expanding the scale of farm operations. Across Illinois, Indiana, Iowa, Missouri and Ohio, average cropland prices per acre are approximately $7,000 according to the USDA, or nearly $8 million in land value for a "midpoint" 1,105 acre operation. We believe the economic incentives for farm operators to expand operations and the rising cost of acquiring cropland will continue to increase demand for leased cropland.

        The vast majority of U.S. crop farms are family operations. In 2011, family farms, defined as farms owned more than 50% by the principal operator and the principal operator's relatives, accounted for 96% of all U.S. crop farms, according to the USDA Agricultural Resource Management Survey. The ownership of U.S. farmland is highly concentrated in owner-operators, who own 71% U.S. of farmland, according to the 2007 Census of Agriculture.

        Estimates vary on the turnover rate of U.S. cropland, but data has shown that a small percentage of total acreage transacts each year. Recent analysis of property transaction records by the University of Nebraska and University of Illinois found that approximately 1% to 2% of farmland in those states was sold annually in recent years. Based on the USDA NASS's average value of U.S. farmland real estate, a turnover rate of 1% nationally would result in an annual aggregate transaction value of over $22 billion. According to the USDA ERS, land turnover is higher among older owners, which would suggest an increase in turnover rates as the average age of farm operators increases. As shown below, the average age of principal farm operators has been consistently increasing for 30 years, with those 65 years and older now accounting for 30% of all operators.

Principal Farm Operator Demographics

Source:    USDA Census of Agriculture (2007)

Conversion Factors

1 hectare = 2.471044 acres

1 kilogram = 2.204623 pounds
1 U.S. short ton ("ton") = 2,000 pounds
1 metric ton = 1,000 kilograms = 1.102311 tons

1 bushel of soybeans = 60 pounds = 0.0272155 metric tons
1 bushel of corn = 56 pounds = 0.0254 metric tons
1 metric ton = 36.7437 bushels of soybeans = 39.368 bushels of corn

Source: Weights, Measures, and Conversion Factors for Agricultural Commodities and Their Products, USDA ERS

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

        Upon completion of this offering, our Board of Directors will consist of five members, including a majority of directors who are independent within the meaning of the listing standards of the NYSE. Each of our directors will be elected by our stockholders at our annual meeting of stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors." The first annual meeting of our stockholders after this offering will be held in 2015. Our officers serve at the pleasure of our Board of Directors.

        The following table sets forth certain information concerning our directors, executive officers and certain other officers upon completion of this offering:

Name	Age	Position
Paul A. Pittman*	51	Executive Chairman, President and Chief Executive Officer
Luca Fabbri*	44	Chief Financial Officer
†		Director Nominee
†		Director Nominee
†		Director Nominee
†		Director Nominee

*
Denotes our named executive officers.

†
Independent within the meaning of the NYSE listing standards.

        The following are biographical summaries of the experience of our directors, executive officers and certain other officers.

Name	Biographical Summary
Paul A. Pittman	Paul A. Pittman serves as our Executive Chairman, President and Chief Executive Officer. Since 2008, Mr. Pittman has served as the president of American Agriculture and Pittman Hough Farms. Mr. Pittman served as the chief administrative officer and executive vice president of Jazz Technologies, Inc., a semiconductor foundry, from March 2007 to September 2008 and its Chief Financial Officer from February 2007 to September 2008. Mr. Pittman also served as the principal accounting officer of Jazz Technologies, Inc. From December 2004 to March 2006, he served as Partner and Head of Mergers & Acquisitions at ThinkEquity Partners LLC. From April 2000 to January 2003, he served as the President, Chief Executive Officer and Chief Operating Officer of HomeSphere, Inc., an enterprise software company, and TheJobsite.com, which merged into HomeSphere. Before TheJobsite.com, he worked in senior investment banking roles for ten years at Merrill Lynch & Co., and prior to that with Wasserstein Perella Co. From March 1997 to February 2000, he served as Head of Emerging Markets M&A at Merrill Lynch in London, where he was responsible for origination and execution of all M&A business in the region (Eastern Europe, the Middle East, the Former Soviet Union and Africa). Prior to Merrill Lynch & Co., he served as Director of M&A at Wasserstein Perella & Co. in New York and London. Mr. Pittman began his career at Sullivan & Cromwell as an Associate in Mergers and Acquisitions. He has been involved with the residential construction industry for more than 20 years as both a developer and builder and has also served as the general contractor and developer of several condominium and custom home projects. He served as a Director of HomeSphere, Inc., and TheJobsite.com from April 2000 to January 2003. Mr. Pittman graduated from the University of Illinois with a B.S. degree in Agriculture, received a Masters in Public Policy from Harvard University, and a J.D. with Honors from the University of Chicago Law School.

Mr. Pittman was selected to serve as Executive Chairman of our Board of Directors because of his past public company experience, his background in finance, his experience in real estate, including acquiring and managing farmland, and his role as President and Chief Executive Officer of our company.
Luca Fabbri
Luca Fabbri serves as our Chief Financial Officer. Since November 2011, Mr. Fabbri has served as the senior vice president and chief operating officer of American Agriculture. Mr. Fabbri was a founder of Co3 Systems Inc., an enterprise software company in Cambridge, MA, and served as its vice president of engineering from January 2010 to October 2011. From January 2003 to September 2012, Mr. Fabbri was a consultant with Elk Creek Ventures Inc., providing consulting services in technology, finance and corporate development. From April 2000 to December 2002, Mr. Fabbri served as head of corporate development for Jazz Technologies, Inc. Mr. Fabbri also founded HomeSphere, a software company, and served as its senior vice president and chief financial officer from April 2000 to December 2002. Mr. Fabbri began his career as an associate in mergers and acquisitions in the London office of Merrill Lynch & Co. Mr. Fabbri has a B.S. with Honors in Economics from the University of Naples (Italy) and a M.B.A. in Finance from the Massachusetts Institute of Technology.

Consulting Agreement

        Effective upon completion of this offering, we will enter into the Consulting Agreement with Jesse J. Hough, pursuant to which Mr. Hough will provide certain consulting services to us as an independent contractor. Mr. Hough is an employee of American Agriculture and operates the farming businesses of the entities controlled by Mr. Pittman that will lease 84.0% of the total acres in our initial portfolio. See "Our Business and Properties—Our Real Estate Experience."

        Pursuant to the terms of the Consulting Agreement, Mr. Hough will advise us with respect to business strategies and related matters, including asset underwriting, asset acquisitions and accounting matters, as well as other matters reasonably requested by us during the term of the agreement. Pursuant to the Consulting Agreement, Mr. Hough will be subject to certain noncompetition, nonsolicitation and nondisclosure covenants.

        The Consulting Agreement will provide for an annual fee of $75,000 payable to Mr. Hough in cash in equal quarterly installments. The initial term of the Consulting Agreement expires on the second anniversary of the closing of this offering and will be automatically renewed for additional one-year terms each anniversary date thereafter unless previously terminated by us or Mr. Hough.

        In connection with the formation transactions, Mr. Hough and his affiliates will receive                OP units having an aggregate value of approximately $         million (based on the midpoint of the price range set forth on the front cover of this prospectus) as consideration in the FP Land Merger. In addition, Mr. Hough will receive $        in restricted shares of our common stock equal to an aggregate of                shares (based on the midpoint of the price range set forth on the front cover of this prospectus).

Corporate Governance Profile

        We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

  •
  our Board of Directors is not classified, with each of our directors subject to re-election annually;

  •
  of the five persons who will serve on our Board of Directors immediately after the completion of this offering, we expect our Board of Directors to determine that four of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act;

  •
  we anticipate that at least one of our directors will qualify as an "audit committee financial expert" as defined by the SEC;

  •
  we intend to comply with the requirements of the NYSE listing standards, including having committees comprised solely of independent directors;

  •
  we have opted out of the business combination and control share acquisition statutes in the MGCL; and

  •
  we do not have a stockholder rights plan.

        Our directors will stay informed about our business by attending meetings of our Board of Directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

        One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines and code of business conduct and ethics, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

        Upon completion of this offering, our Board of Directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our Board of Directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

        Upon completion of this offering, our audit committee will be comprised of                    ,                     and                    . We expect that                    , the chairman of our audit committee, will qualify as an "audit committee financial expert" as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our Board of Directors will determine that each of the audit committee members is "financially literate" as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

  •
  our accounting and financial reporting processes;

  •
  the integrity of our consolidated financial statements and financial reporting process;

  •
  our systems of disclosure controls and procedures and internal control over financial reporting;

  •
  our compliance with financial, legal and regulatory requirements;

  •
  the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

  •
  the performance of our internal audit function; and

  •
  our overall risk profile.

        The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

        Upon completion of this offering, our compensation committee will be comprised of                    ,                     and                    , with                    serving as chairman. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

  •
  reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer's compensation, evaluating our chief executive officer's performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

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  reviewing and approving the compensation of all of our other officers;

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  reviewing our executive compensation policies and plans;

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  implementing and administering our incentive compensation equity-based remuneration plans;

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  assisting management in complying with our proxy statement and annual report disclosure requirements;

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  producing a report on executive compensation to be included in our annual proxy statement; and

  •
  reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee

        Upon completion of this offering, our nominating and corporate governance committee will be comprised of                    ,                     and                    , with                    serving as chairman. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

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  identifying and recommending to our Board of Directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

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  developing and recommending to our Board of Directors corporate governance guidelines and implementing and monitoring such guidelines;

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  reviewing and making recommendations on matters involving the general operation of our Board of Directors, including board size and composition, and committee composition and structure;

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  recommending to our Board of Directors nominees for each committee of our Board of Directors;

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  annually facilitating the assessment of our Board of Directors' performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

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  overseeing our Board of Directors' evaluation of management.

        In identifying and recommending nominees for directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

Code of Business Conduct and Ethics

        Upon completion of this offering, our Board of Directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

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  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

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  compliance with applicable laws, rules and regulations;

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  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

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  accountability for adherence to the code of business conduct and ethics.

        Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Compensation Committee Interlocks and Insider Participation

        Upon completion of this offering and our formation transactions, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or compensation committee.

Executive Officer and Director Compensation

Executive Officer Compensation

        Prior to the completion of the formation transactions, because we did not conduct business in the corporate format we will utilize following the completion of the formation transactions, we did not pay any compensation to any of our named executive officers, and, accordingly, no compensation policies or objectives governed our named executive officer compensation. The table below sets forth the compensation expected to be paid in fiscal year 2014 to our named executive officers in order to provide some understanding of our expected compensation levels. While the table below accurately reflects our current expectations with respect to 2014 named executive officer compensation, actual 2014 compensation for these officers may be increased or decreased, including through the use of compensation components not currently contemplated or described herein.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(2)(3)	All Other Compensation	Total
Paul A. Pittman—Executive Chairman, President and Chief Executive Officer	2014	$	$	$	$	$
Luca Fabbri—Chief Financial Officer	2014

(1)
Salary amounts are annualized for the year ending December 31, 2014 based on the expected base salary levels to be effective upon completion of this offering.

(2)
Amounts shown reflect target bonuses for each officer. Any bonus awards to our named executive officers will be determined after the end of the 2014 fiscal year in the sole discretion of our compensation committee contingent upon such factors as the compensation committee may deem appropriate in its sole discretion.

(3)
We expect that approximately            % of the officers' bonuses will be paid in the form of restricted shares of our common stock.

        Upon completion of this offering, we expect to grant an aggregate of $        in restricted shares of our common stock to our executive officers pursuant to our Equity Incentive Plan, which will vest in equal annual installments over      years beginning on the first anniversary following the date of the grant. See "—Equity Incentive Plan." For the number of restricted shares of our common stock be granted to our executive officers, see "Principal Stockholders."

Director Compensation

        As compensation for serving on our Board of Directors, each of our independent directors will receive an annual fee of $            , an additional $            for each Board of Directors meeting attended in person and $            for each Board of Directors meeting attended by telephone. The chairman of each of the compensation committee and the nominating and corporate governance committees will receive an additional $            per year and the audit committee chairman will receive an additional $            per year. Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, will receive no additional compensation as a director. In addition, we will reimburse our directors for their reasonable out-of-pocket expenses incurred in attending Board of Directors and committee meetings. We have not made any payments to any of our directors or director nominees to date.

        Concurrently with the completion of this offering, we expect to grant an aggregate of $            in restricted shares of our common stock to our independent directors pursuant to our Equity Incentive Plan. See "—Equity Incentive Plan." All restricted shares granted to independent directors will vest ratably on each of the first    anniversaries of the date of grant, subject to such director's continued service on our Board of Directors. For the number of restricted shares of our common stock to be granted to our independent directors, see "Principal Stockholders."

        Our Board of Directors may change the compensation of our independent directors in its discretion.

Equity Incentive Plan

        Prior to or concurrently with the completion of this offering, our Board of Directors is expected to adopt, and our stockholder is expected to approve, our Equity Incentive Plan for the purpose of attracting and retaining non-employee directors, executive officers and other key employees and service providers, including officers and employees of our affiliates, and to stimulate their efforts toward our continued success, long-term growth and profitability. Our Equity Incentive Plan provides for the grant of stock options, share awards (including restricted stock and restricted stock units), stock appreciation rights, performance awards and other equity-based awards, including LTIP units, which are convertible on a one-for-one basis into OP units. We have reserved a total of            shares of common stock for issuance pursuant to our Equity Incentive Plan (including an aggregate of            shares of restricted common stock to be granted to our executive officers and non-employee directors and Mr. Hough concurrently with the completion of this offering and            shares reserved for potential future issuance), subject to certain adjustments set forth in the plan. This summary is qualified in its entirety by the detailed provisions of our Equity Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

        Our Equity Incentive Plan provides that no participant in the plan will be permitted to acquire, or will have any right to acquire, shares thereunder if such acquisition would be prohibited by the ownership limits contained in our charter or bylaws or would impair our status as a REIT.

        Administration of Our Equity Incentive Plan.    Our Equity Incentive Plan will be administered by our compensation committee. Each member of our compensation committee that administers our Equity Incentive Plan will be a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, an "outside director" for purposes of Section 162(m) of the Code and "independent" within the meaning of the NYSE listing rules and the rules and regulations of the SEC. Our compensation committee will determine eligibility for and designate participants of our Equity Incentive Plan, determine the type and amount of awards to be granted, determine the timing, terms, and conditions of any award, and make other determinations as provided in our Equity Incentive Plan. All decisions and interpretations made by our compensation committee with respect to our Equity Incentive Plan will be binding on us and participants. During any period of time in which we do not have a compensation committee, our Equity Incentive Plan will be administered by our Board of Directors or another committee appointed by our Board of Directors. References below to our compensation committee include a reference to our Board of Directors or another committee appointed by our Board of Directors for those periods in which our Board of Directors or such other committee is acting.

        Eligible Participants.    All of our employees and the employees of our subsidiaries and affiliates, including our operating partnership, are eligible to receive awards under our Equity Incentive Plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our subsidiaries and affiliates may receive awards under our Equity Incentive Plan. Incentive stock options, however, are only available to our employees.

        Share Authorization.    The maximum number of shares of our common stock that may be issued pursuant to awards under the Equity Incentive Plan is                 , which includes the                restricted shares of our common stock to be granted to our executive officers and non-employee directors and Mr. Hough concurrently with the completion of this offering and                    shares reserved for potential future issuance. In connection with stock splits, distributions, recapitalizations and certain other events, our Board of Directors will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under our Equity Incentive Plan and the terms of outstanding awards. If any awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any awards are forfeited or expire or otherwise terminate without the delivery of any shares of common stock, the shares of common stock subject to such awards will again be available for purposes of our Equity Incentive Plan.

        No awards under our Equity Incentive Plan were outstanding prior to completion of this offering. The initial awards described above will become effective upon completion of this offering.

        Share Usage.    Shares of common stock that are subject to awards will be counted against our Equity Incentive Plan share limit as one share for every one share subject to the award. The number of shares subject to any stock appreciation rights awarded under our Equity Incentive Plan will be counted against the aggregate number of shares available for issuance under our Equity Incentive Plan regardless of the number of shares actually issued to settle the stock appreciation right upon exercise.

        Prohibition on Repricing without Stockholder Approval.    Except in connection with certain corporate transactions, no amendment or modification may be made to an outstanding stock option or stock appreciation right, including by replacement with or substitution of another award type, that would be treated as a repricing under applicable stock exchange rules or would replace stock options or stock appreciation rights with cash, in each case without the approval of the stockholders (although appropriate adjustments may be made to outstanding stock options and stock appreciation rights to achieve compliance with applicable law, including the Code).

        Stock Options.    Our Equity Incentive Plan authorizes our compensation committee to grant incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by our compensation committee, provided that the price cannot be less than 100% of the fair market value of shares of our common stock on the date on which the option is granted. If we were to grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of our shares of common stock on the date of grant.

        The term of an option cannot exceed ten years from the date of grant. If we were to grant incentive stock options to any 10% stockholder, the term cannot exceed five years from the date of grant. Our compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The vesting and exercisability of options may be accelerated by our compensation committee. The exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for or substituted for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged or substituted for without stockholder approval.

        The exercise price for any option or the purchase price for restricted stock, if any, is generally payable (i) in cash or cash equivalents, (ii) to the extent the award agreement provides, by the surrender of shares of common stock (or attestation of ownership of such shares) with an aggregate fair market value, on the date on which the option is exercised, of the exercise price, (iii) with respect to an option only, to the extent the award agreement provides, by payment through a broker in accordance with procedures set forth by us or (iv) to the extent the award agreement provides and/or unless otherwise specified in an award agreement, any other form permissible by applicable laws, including net exercise and service to us.

        Share Awards.    Our Equity Incentive Plan also provides for the grant of share awards, including restricted stock and restricted stock units. A share award is an award of shares of common stock or stock units that may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. Restricted stock units are contractual promises to deliver shares of common stock in the future and may be settled in cash, shares, other securities or property (as determined by our compensation committee) upon the lapse of restrictions applicable to the award and otherwise in accordance with the award agreement. A participant who receives restricted stock will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares, except that our compensation committee may require any dividends to be reinvested in shares. A participant who receives restricted stock units will have no rights of a stockholder with respect to the restricted stock units but may be granted the right to receive dividend equivalent rights. During the period, if any, when share awards are non-transferable or forfeitable, a participant is prohibited from selling, transferring, assigning, pledging, exchanging, hypothecating or otherwise encumbering or disposing of his or her award shares

        Stock Appreciation Rights.    Our Equity Incentive Plan authorizes our compensation committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of shares of our common stock on the date of exercise over the shares' fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a stock appreciation right cannot exceed ten years from the date of grant.

        Performance Awards.    Our Equity Incentive Plan also authorizes our compensation committee to grant performance awards. Performance awards represent the participant's right to receive a compensation amount, based on the value of our common stock, if performance goals established by our compensation committee are met. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance award. Performance goals may relate to our financial performance or the financial performance of our OP units, the participant's performance or such other criteria determined by our compensation committee. If the performance goals are met, performance awards will be paid in cash, shares of common stock or a combination thereof

        Under our Equity Incentive Plan, one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries (except with respect to the total stockholder return and earnings per share criteria), will be used by our compensation committee in establishing performance goals: FFO; adjusted FFO; earnings before any one or more of the following: interest, taxes, depreciation, amortization and/or stock compensation; operating (or gross) income or profit; pretax income before allocation of corporate overhead and/or bonus; operating efficiencies; operating income as a percentage of net revenue; return on equity, assets, capital, capital employed or investment; after tax operating income; net income; earnings or book value per share; financial ratios; cash flow(s); total rental income or revenues; capital expenditures as a percentage of rental income; total operating expenses, or some component or combination of components of total operating expenses, as a percentage of rental income; stock price or total stockholder return, including any comparisons with stock market indices; appreciation in or maintenance of the price of the common stock or any of our publicly-traded securities; dividends; debt or cost reduction; comparisons with performance metrics of peer companies; comparisons of our stock price performance to the stock price performance of peer companies; strategic business objectives, consisting of one or more objectives based on meeting specified cost, acquisition or leasing targets, meeting or reducing budgeted expenditures, attaining division, group or corporate financial goals, meeting business expansion goals and meeting goals relating to leasing, acquisitions, joint ventures or collaborations or dispositions; economic value-added models; or any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, our past performance or the past performance of any of our subsidiaries, operating units, business segments or divisions and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders' equity and/or shares outstanding, or to assets or net assets. Our compensation committee may appropriately adjust any evaluation of performance under the foregoing criteria to exclude any of the following events that occurs during a performance period: asset impairments or write-downs; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs; any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; the effect of adverse federal, governmental or regulatory action, or delays in federal, governmental or regulatory action; or any other event either not directly related to our operations or not within the reasonable control of our management.

        Bonuses.    Cash performance bonuses payable under our Equity Incentive Plan may be based on the attainment of performance goals that are established by our compensation committee and relate to one or more performance criteria described in the plan. Cash performance bonuses must be based upon objectively determinable bonus formulas established in accordance with the plan.

        Dividend Equivalents.    Our compensation committee may grant dividend equivalents in connection with the grant of any equity-based award. Dividend equivalents may be paid currently or may be deemed reinvested in additional shares of stock and may be payable in cash, common stock or a combination of the two. Our compensation committee will determine the terms of any dividend equivalents.

        Other Equity-Based Awards.    Our compensation committee may grant other types of equity-based awards under our Equity Incentive Plan, including LTIP units. Other equity-based awards are payable in cash, common stock or other equity, or a combination thereof, and may be restricted or unrestricted, as determined by our compensation committee. The terms and conditions that apply to other equity-based awards are determined by our compensation committee.

        LTIP units are a special class of OP units. Each LTIP unit awarded under our Equity Incentive Plan will be equivalent to an award of one share under our Equity Incentive Plan, reducing the number of shares available for other equity awards on a one-for-one basis. We will not receive a tax deduction with respect to the grant, vesting or conversion of any LTIP unit. The vesting period for any LTIP units, if any, will be determined at the time of issuance. Each LTIP unit, whether vested or not, will receive the same quarterly per unit profit distribution as the other outstanding OP units, which profit distribution will generally equal the per share distribution on a share of common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our restricted stock awards, which will receive full distributions whether vested or not. Initially, each LTIP unit will have a capital account of zero and, therefore, the holder of the LTIP unit would receive nothing if our operating partnership were liquidated immediately after the LTIP unit is awarded. However, the partnership agreement of our operating partnership requires that "book gain" or economic appreciation in our assets realized by our operating partnership, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable regulations promulgated by the U.S. Treasury Department, or Treasury Regulations, be allocated first to LTIP units until the capital account per LTIP unit is equal to the capital account per unit of our operating partnership. The applicable Treasury Regulations provide that assets of our operating partnership may be revalued upon specified events, including upon additional capital contributions by us or other partners of our operating partnership or a later issuance of additional LTIP units. Upon equalization of the capital account of the LTIP unit with the per unit capital account of the OP units and full vesting of the LTIP unit, the LTIP unit will be convertible into an OP unit at any time. There is a risk that a LTIP unit will never become convertible because of insufficient gain realization to equalize capital accounts and, therefore, the value that a grantee will realize for a given number of vested LTIP units may be less than the value of an equal number of shares of common stock. See "Our Operating Partnership and the Partnership Agreement," for a further description of the rights of limited partners in our operating partnership.

        Recoupment.    Award agreements for awards granted pursuant to our Equity Incentive Plan may be subject to mandatory repayment by the recipient to us of any gain realized by the recipient to the extent the recipient is in violation of or in conflict with certain agreements with us (including but not limited to an employment or non-competition agreement) or upon termination for "cause" as defined in our Equity Incentive Plan, applicable award agreement or any other agreement between us or an affiliate and the recipient. Reimbursement or forfeiture also applies if we are required to prepare an accounting restatement due to a material noncompliance by us, as a result of misconduct, with any financial reporting requirement under the securities laws or if an award was earned or vested based on achievement of pre-established performance goals that are later determined, as a result of the accounting restatement, not to have been achieved. Awards are also subject to mandatory repayment to the extent the recipient is or becomes subject to any clawback or recoupment right we may have.

        Change in Control.    If we experience a change in control in which outstanding awards that are not exercised prior to the change in control will not be assumed or continued by the surviving entity: (1) except for performance awards, all restricted stock, LTIP units and restricted stock units will vest and the underlying shares of common stock and all dividend equivalent rights will be delivered immediately before the change in control; or (2) at our Board of Director's discretion, either all options and stock appreciation rights will become exercisable 15 days before the change in control and terminate upon completion of the change in control, or all options, stock appreciation rights, restricted stock and restricted stock units will be cashed out before the change in control. In the case of performance awards denominated in shares or LTIP units, if more than half of the performance period has lapsed, the awards will be converted into restricted stock or restricted stock units based on actual performance to date. If less than half of the performance period has lapsed, or if actual performance is not determinable, the awards will be converted into restricted stock assuming target performance has been achieved.

        In summary, a change in control under our Equity Incentive Plan occurs if:

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  a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, 50% or more of the total combined voting power of our outstanding securities;

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  our stockholders approve a reorganization or merger, unless (1) the holders of our voting shares immediately prior to the merger have at least 50.1% of the combined voting power of the securities in the surviving entity or its parent or (2) no person owns 50% or more of the shares of the surviving entity or the combined voting power of our outstanding voting securities;

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  we sell or dispose of all or substantially all of our assets; or

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  individuals who constitute our Board of Directors cease for any reason to constitute a majority of our Board of Directors, treating any individual whose election or nomination was approved by a majority of the incumbent directors as an incumbent director for this purpose.

        Adjustments for Stock Dividends and Similar Events.    Our compensation committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under our Equity Incentive Plan, including the individual limitations on awards, to reflect stock splits and other similar events.

        Transferability of Awards.    Except as otherwise permitted in an award agreement or by our compensation committee, awards under the Equity Incentive Plan are not transferable other than by a participant's will or the laws of descent and distribution.

        Term and Amendment.    Our Board of Directors may amend or terminate our Equity Incentive Plan at any time; provided that no amendment may adversely impair the benefits of participants with respect to outstanding awards without the participants' consent or violate our equity incentive plan's prohibition on repricing. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve any amendment that changes the no-repricing provisions of the plan. Unless terminated sooner by our Board of Directors or extended with stockholder approval, our Equity Incentive Plan will terminate on the tenth anniversary of the adoption of the plan

  Certain U.S. Federal Income Tax Consequences

        Section 162(m).    Section 162(m) of the Code generally disallows a public company's tax deduction for compensation paid in excess of $1.0 million in any tax year to its chief executive officer and certain other most highly compensated executives. However, compensation that qualifies as "performance-based compensation" is excluded from this $1.0 million deduction limit and therefore remains fully deductible by the company that pays it. We generally intend that, except as otherwise determined by our compensation committee, performance awards and stock options granted with an exercise price at least equal to 100% of the fair market value of the underlying shares of common stock at the date of grant to employees our compensation committee expects to be named executive officers at the time a deduction arises in connection with such awards, will qualify as "performance-based compensation" so that these awards will not be subject to the Section 162(m) deduction limitations. Our compensation committee will not necessarily limit executive compensation to amounts deductible under Section 162(m) of the Code, however, if such limitation is not in the best interests of us and our stockholders.

        Section 409A.    We intend to administer our Equity Incentive Plan so that awards will be exempt from, or will comply with, the requirements of Section 409A of the Code; however, we do not warrant that any award under our Equity Incentive Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local or foreign law. We will not be liable to any participant for any tax, interest, or penalties that such participant might owe as a result of the grant, holding, vesting, exercise, or payment of any award under our Equity Incentive Plan.

Employment Agreements

        Upon completion of this offering, we will enter into employment agreements with Messrs. Pittman and Fabbri. Set forth below is a description of the anticipated terms of each employment agreement.

        The employment agreements will have a        -year term with automatic annual renewal thereafter, unless the executive or we provides notice of non-renewal to the other party. The employment agreements will provide for an initial base salary of $      to Mr. Pittman and an initial base salary of $      to Mr. Fabbri, to be adjusted annually thereafter at the discretion of our Board of Directors or the compensation committee based on the performance of the executive and us. Pursuant to the employment agreements, the executives will be eligible to receive an annual bonus in the event we or the executive, or both, respectively, achieve certain financial performance and personal performance targets to be established by our Board of Directors or the compensation committee pursuant to a cash compensation incentive plan or similar plan to be established by us under our Equity Incentive Plan. The executive will also be eligible to participate in other compensatory and benefit plans available to all employees.

        The employment agreement will provide that, if the executive's employment is terminated:

  •
  by mutual agreement between the executive and us, by us for "cause" or by the executive without "good reason," then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses; and (iii) all approved, but unreimbursed, business expenses;

  •
  by us without "cause" or by the executive for "good reason," then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all accrued but unused vacation for the year in which the termination occurs through the termination date; (iii) all approved, but unreimbursed, business expenses; (iv) all earned and accrued but unpaid bonuses; (v) any COBRA continuation coverage premiums required for the coverage of the executive (and his eligible dependents) under our major medical group health plan, generally for a period of        months or, if less, until the executive or his eligible dependent is no longer entitled to COBRA coverage; and (vi) a separation payment equal to the sum of       times (     x) Mr. Pittman's (A) then current base salary and (B) average annual bonus for the two annual bonus periods completed prior to termination, or      times (    x) Mr. Fabbri's then current base salary, with such separation payment being payable over a period of      months;

  •
  due to the executive's death or "disability," then we shall pay the executive (or the executive's estate and/or beneficiaries, as the case may be): (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses prorated to the date of his death or disability; (iii) all approved, but unreimbursed, business expenses; and (iv) any COBRA continuation coverage premiums required for the coverage of the executive (or his eligible dependents) under our major medical group health plan, generally for a period of       months or, if less, until the executive or his eligible dependent is no longer entitled to COBRA coverage.

        In the event we elect not to renew the executive's employment agreement at the end of the term or any renewal term, we will be required to provide the executive with the same payments and benefits that he would be entitled to receive if we were to terminate his employment agreement without "cause" as described above, except that the separation payment described above will be equal to        times (      x) the sum of Mr. Pittman's (A) then current base salary and (B) average annual bonus for the two annual bonus periods completed prior to the non-renewal of the employment agreement, or      times (      x) Mr. Fabbri's then current base salary. The amount of such separation payment will be determined on the date of non-renewal, and the amount payable at that time will be the amount of the separation payment as so determined, reduced dollar-for-dollar by all salary and bonus payments made to the executive for services as an employee after the non-renewal of his employment agreement. The separation payment will be payable on the first regular payroll payment date occurring after the    th day following the date of non-renewal and will be payable over a period of      months. Additionally, in the event of our non-renewal of the employment agreement, all of the executive's outstanding unvested equity-based awards (including, but not limited to, restricted stock and restricted stock units) granted pursuant to the Equity Incentive Plan, will vest and become immediately exercisable and unrestricted, without any action by our Board of Directors or any committee thereof.

        In addition, the employment agreements will contain certain provisions that will require the executives to comply with restrictions on competition with us and on solicitation of our tenants and employees during the term of their employment and for a period of      years following any termination.

        Additionally, in the event that we terminate the employment agreement without "cause" or the executive terminates for "good reason" within      (      ) year following a "change of control" (as defined in the employment agreements), then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses; (iii) all approved, but unreimbursed, business expenses; and (iv) a separation payment equal to the sum of       times (       x) Mr. Pittman's or      times (      x) Mr. Fabbri's, as applicable (A) then current base salary and (B) average annual bonus for the two annual bonus periods completed prior to the termination. Additionally, upon such event, all of the executive's outstanding unvested equity-based awards (including, but not limited to, restricted stock and restricted stock units) granted pursuant to the Equity Incentive Plan, will vest and become immediately exercisable and unrestricted, without any action by our Board of Directors or any committee thereof.

Indemnification of Directors and Officers and Limitation of Liability

        For information concerning indemnification applicable to our directors and officers, see "Certain Provisions of Maryland Law and of Our Charter and Bylaws."

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of shares of our common stock and shares of common stock issuable upon redemption of OP units immediately following the completion of this offering and consummation of the formation transactions for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering, (2) each of our directors, director nominees and named executive officers, and (3) all of our directors, director nominees and executive officers as a group. This table assumes that the formation transactions and this offering are completed, and gives effect to the expected issuance of common stock and OP units in connection with this offering and the formation transactions (based on the midpoint of the price range set forth on the front cover of this prospectus). Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person will hold shares of common stock as opposed to OP units is set forth in the footnotes below.

        The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

        Unless otherwise indicated, the address of each named person is c/o Farmland Partners Inc., 8670 Wolff Court, Suite 240, Westminster, Colorado 80031. No shares or OP units beneficially owned by any executive officer, director or director nominee have been pledged as security for a loan.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Number of Shares and OP Units Beneficially Owned	Percentage of All Shares(2)		Percentage of All Shares and OP Units(2)
Paul A. Pittman				%		%
Luca Fabbri

All executive officers, directors and director nominees as a group (6 people)				%		%

*
Less than 1.0%

(1)
Represents the number of restricted shares of our common stock expected to be granted to the named individual pursuant to our Equity Incentive Plan concurrently with the completion of this offering, based upon an assumed public offering price equal to the midpoint of the price range set forth on the front cover of this prospectus.

(2)
Assumes an aggregate of        shares of common stock and an aggregate of            OP units (other than OP units to be held by us) are outstanding immediately following this offering, which does not reflect shares of common stock reserved for issuance upon exercise of the underwriters' over-allotment option.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Formation Transactions

        The initial properties that will be owned by us through our operating partnership upon completion of this offering and consummation of the formation transactions are currently owned indirectly by FP Land, a Delaware limited liability company that is indirectly wholly owned by Mr. Pittman, Mr. Hough and Mr. Hough's affiliates, whom we refer to collectively as the Farmland Partners affiliates, and certain other members of Mr. Hough's family. We refer to the individuals that indirectly own 100% of the limited liability company interests in FP Land as the "prior investors." FP Land has entered into the FP Land Merger Agreement with our operating partnership, pursuant to which FP Land will merge with and into our operating partnership (with our operating partnership surviving) and the prior investors will receive OP units as consideration for the merger. We refer to this merger as the FP Land Merger. The number of OP units issuable to the prior investors in the formation transactions is based upon the terms of FP Land Merger Agreement, and was based in part on the appraised value of the properties that will comprise our initial portfolio and the outstanding indebtedness of our Predecessor and its affiliates. See "Structure and Formation of Our Company—Determination of Consideration Payable in the Formation Transactions."

        Each of the prior investors has had a substantive, pre-existing relationship with us and agreed, prior to the filing with the SEC of the registration statement of which this prospectus is a part, to contribute its ownership interests in the ownership entity or entities in which it holds an investment and made an election to receive OP units in the formation transactions. Each prior investor receiving OP units has represented to us that it is an "accredited investor" as defined under Regulation D of the Securities Act. The issuance of such units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D under the Securities Act.

        The following table sets forth the consideration to be received by Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, and Mr. Hough, who will provide consulting services to us pursuant to the Consulting Agreement, in connection with the formation transactions, assuming a price per OP unit equal to the midpoint of the price range set forth on the front cover of this prospectus.

Prior Investors	Relationship to Us	Number of OP Units Received in Formation Transactions	Total Value of Formation Transaction Consideration
Paul A. Pittman	Executive Chairman, President and Chief Executive Officer		$
Jesse J. Hough	Consultant		$

        We have not obtained a fairness opinion in connection with the FP Land Merger. The amount of consideration to be paid by us to the prior investors, including Paul A. Pittman, Jesse J. Hough and certain affiliates of Mr. Hough, in the FP Land Merger was based upon management's estimates of the fair market value of these properties and other assets on an aggregate basis, which was based in part upon the appraised value of the properties that will comprise our initial portfolio and the outstanding indebtedness of our Predecessor and its affiliates. However, the consideration to be paid by us to the prior investors was not based on arm's-length negotiations and was not approved by any independent directors. In addition, Mr. Pittman, who had significant influence in structuring the formation transactions, and Mr. Hough, who will provide consulting services to us, and certain of his affiliates had pre-existing ownership interests in those properties and assets and will receive            OP units as a result of the formation transactions. These OP units will have an initial value of approximately $        , based on an initial public offering price of $        per share (the midpoint of the price range set forth on the front cover of this prospectus), and will represent      % of the outstanding equity interests of our company (on a fully diluted basis) upon completion of this offering and the formation transactions.

The consideration we will pay for the farmland and other assets in our initial portfolio may exceed their fair market value and we could realize less value from these assets than we would have if the assets had been acquired through arm's-length negotiations.

        In connection with the formation transactions, Messrs. Pittman and Hough will enter into the Representation, Warranty and Indemnity Agreement, pursuant to which they will make certain representations and warranties to us regarding the properties being acquired in the FP Land Merger and agree to indemnify us and our operating partnership for certain breaches of such representations and warranties for one year after the completion of the formation transactions. See "Structure and Formation of Our Company—Formation Transactions." Other than Messrs. Pittman and Hough, none of the prior investors will provide us with any indemnification, other than with respect to representations regarding their interests in FP Land.

Shared Services Agreement

        Upon completion of this offering, we will enter into the Shared Services Agreement with American Agriculture, a Colorado corporation that is wholly owned by Messrs. Pittman and Hough, pursuant to which American Agriculture will provide certain support services to us, including providing office space, administrative support, accounting support, information technology services (which will include hosting and maintaining a separate and secure website, email service and other software necessary to operate our business, in a totally independent and password protected system segregated from other American Agriculture sites) and human resources assistance. We believe this arrangement with American Agriculture will provide cost-effective support to us until such time as our portfolio and revenues reach a level that makes it cost-effective for us to internally build out our staff and other overhead.

        The Shared Services Agreement will provide for an annual fee of $            in cash, payable to American Agriculture in equal quarterly installments. The annual fee reflects the expected cost American Agriculture will incur in connection with providing us the services described above. After the initial one-year term of the Shared Services Agreement, the annual fee may be increased or decreased based on the actual cost American Agriculture incurred in connection with providing us the services described above during the initial term of the Shared Services Agreement, provided that such costs are no greater than those that would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis.

        The initial term of the Shared Services Agreement expires on the first anniversary of the closing of this offering and will be automatically renewed for additional one-year terms each anniversary date thereafter unless previously terminated by us or American Agriculture. Any amendment to the Shared Services Agreement, including any increase or decrease in the annual fee payable to American Agriculture, will require the approval of the majority of the independent members of our Board of Directors.

Consulting Agreement

        Upon completion of this offering, we will enter into the Consulting Agreement with Jesse J. Hough, pursuant to which he will advise us with respect to business strategies and related matters, including asset underwriting, asset acquisitions and accounting matters, as well as other matters reasonably requested by us during the term of the Consulting Agreement in exchange for our payment of a consulting fee. See "Management—Consulting Agreement."

Leases with Affiliated Entities

        Prior to the completion of this offering, our Predecessor leased 36 of the 38 farms and the three grain storage facilities in our initial portfolio to entities controlled by Mr. Pittman pursuant to triple-net leases, all of which will be terminated in connection with this offering. Pursuant to these leases, our

Predecessor received an aggregate of $1,794,602 and $1,289,157 during the years ended December 31, 2012 and 2011, respectively, from the lessees controlled by Mr. Pittman.

        Upon completion of this offering and the formation transactions, 36 of the 38 farms and the three grain storage facilities in our initial portfolio will be leased to entities controlled by Mr. Pittman pursuant to newly executed triple-net leases with terms ranging from one to three years and 2014 contractual rent ranging from approximately $11,500 to $229,500, or $2,474,838 in the aggregate for 2014.

        Each of Messrs. Pittman and Hough owns interests in the entities that will be a party to these leases. As a result, these leases were not negotiated on an arm's-length basis, and the terms, including the annual rent and other amounts payable, may not be as favorable to us as if the leases had been negotiated with an unaffiliated third party. See "Risk Factors—Risks Related to Our Organizational Structure—The leases with our affiliates were not negotiated on an arm's-length basis and may not be as favorable to us as if they had been negotiated with unaffiliated third parties." The renewal of any of the existing leases with entities controlled by Mr. Pittman and any new leases with these entities or any other entity affiliated with our management team or Mr. Hough will require the approval of a majority of the independent members of our Board of Directors.

Excluded Assets and Businesses

        Messrs. Pittman and Hough will retain ownership interests in one farm in Illinois (consisting of 3,144 total acres) and one farm in Nebraska (consisting of 1,204 total acres) that will not be contributed to us in our formation transactions, due to their families' long-term ownership of those farms and the high proportion of non-tillable acreage of those farms, including pasture land, livestock facilities and land devoted to recreational activities. In addition, the excluded Illinois farm contains a substantial amount of timberland from which revenues are generated from logging and hunting. We do not believe the two excluded properties are consistent with our investment criteria and business and growth strategies. However, upon completion of this offering and consummation of the formation transactions, we will enter into agreements with Messrs. Pittman and Hough and certain of their affiliates pursuant to which we will be granted a right of first offer with respect to any portion of the excluded properties that Messrs. Pittman and Hough and certain of their affiliates desire to transfer.

        In addition, Messrs. Pittman and Hough are the sole owners of, and Mr. Hough is an employee of, American Agriculture, which provides services related to farming and livestock and is a party to the Shared Services Agreement. See "—Shared Services Agreement." Mr. Pittman also has a controlling interest in (i) Astoria Farms and Hough Farms, which are engaged primarily in the production and sale of corn and soybeans and will lease 84.0% of the total acres in our initial portfolio, and (ii) a livestock business. Mr. Hough has ownership interests in and manages the farming operations of Astoria Farms and Hough Farms and the livestock business controlled by Mr. Pittman.

        As a result of these ownership interests, Messrs. Pittman and Hough will have conflicts of interest. See "Risk Factors—Risks Related to Our Organizational Structure—Messrs. Pittman and Hough have outside business interests that could require time and attention and may interfere with their ability to devote time to our business and affairs or present financial conflicts with us and may adversely affect our business."

Homestead Exemption Policy

        Our Board of Directors has adopted the Homestead Exemption Policy to allow Mr. Pittman and his affiliates to acquire additional farmland in close proximity to the two excluded farms. Pursuant to the Homestead Exemption Policy, Messrs. Pittman and Hough and their respective affiliates have a right of first opportunity to acquire farmland in a total of 15 townships that are located within Fulton County or Schuyler County in Illinois or Butler County in Nebraska, which are the counties in which the two excluded farms are located. The specific townships are Astoria, Isabel, Kerton, Pleasant, Vermont and Woodland in Fulton County, Illinois; Browning, Hickory, Oakland and Rushville in Schuyler County, Illinois; and Alexis, Bone Creek, Olive, Savannah and Summit in Butler County, Nebraska. Under the Homestead Exemption Policy, Messrs. Pittman and Hough and their respective affiliates may acquire no more than an aggregate of $5.0 million of farmland properties in these 15 townships annually without first offering the acquisition opportunity to us or otherwise receiving the consent or approval of the majority of the independent members of our Board of Directors. The independent members of our Board of Directors will review this policy annually.

Right of First Offer Agreements

        Upon completion of this offering and consummation of the formation transactions, we will enter into agreements with Messrs. Pittman and Hough and certain of their affiliates, pursuant to which we will be granted a right of first offer with respect to any portion of the excluded properties that Messrs. Pittman and Hough and certain of their affiliates desire to transfer. See "—Excluded Assets and Businesses." Decisions regarding the exercise of our rights under these agreements will require approval of a majority of the independent members of our Board of Directors. The right of first offer agreements will terminate automatically if Mr. Pittman ceases to be an executive officer and director of our company

Partnership Agreement

        In connection with the completion of the formation transactions, we will enter into an amended and restated partnership agreement with the various persons receiving OP units in the formation transactions, including certain directors and officers of our company and Mr. Hough. As a result, these persons will become limited partners of our operating partnership. See "Our Operating Partnership and the Partnership Agreement." Upon completion of this offering and the formation transactions, our officers, directors and their respective affiliates and Mr. Hough and his affiliates will own      % of the outstanding OP units (or      % if the underwriters' over-allotment option is exercised in full).

        Pursuant to the partnership agreement, limited partners of our operating partnership and some assignees of limited partners will have the right, beginning 12 months after the completion of the formation transactions, to require our operating partnership to redeem part or all of their OP units for cash equal to the then-current market value of an equal number of shares of our common stock (determined in accordance with and subject to adjustment under the partnership agreement) or, at our election, for shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled "Description of Our Capital Stock—Restrictions on Ownership and Transfer."

Registration Rights

        In connection with the completion of this offering, we will enter into registration rights agreements with the persons receiving OP units in the formation transactions, including those issued to Messrs. Pittman and Hough and Mr. Hough's affiliates. Pursuant to the terms of the registration rights agreements, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the OP units issued in connection with the formation transactions. We will agree to pay all of the expenses relating to such registration statements. See "Shares Eligible for Future Sale—Registration Rights."

Tax Protection Agreements

        Our operating partnership will enter into tax protection agreements with certain of the prior investors who become limited partners of our operating partnership, including Messrs. Pittman and Hough and Mr. Hough's affiliates, pursuant to which our operating partnership will agree to indemnify such limited partners against adverse tax consequences (including as a result of receiving a tax protection payment) in connection with (i) our sale of the protected properties in our initial portfolio in a taxable transaction until the th (or in a limited number of cases, the      th) anniversary of the completion of the formation transactions and (ii) our operating partnership's failure to provide such limited partners the opportunity to guarantee certain debt of our operating partnership until the        th anniversary of the completion of the formation transactions. Pursuant to the tax protection agreements, it is anticipated that the total amount of protected built-in gain on the protected properties will be approximately $       million. Our operating partnership also will agree to provide certain prior investors, including Messrs. Pittman and Hough and Mr. Hough's affiliates, the opportunity to guarantee a portion of our operating partnership's indebtedness, or, alternatively, to enter into deficit restoration obligations, to provide them with certain tax protections. We are currently evaluating, and have not yet determined, whether such limited partners will have a need to guarantee debt immediately upon completion of this offering and consummation of the formation transactions. In addition to any guarantee opportunities provided immediately upon completion of the formation transactions and this offering, this opportunity will also be provided upon future repayment, retirement, refinancing, or other reduction (other than scheduled amortization) of our operating partnership's liabilities, and we will indemnify those partners for any tax liabilities they incur as a result of our failure to timely provide such opportunity and any tax liabilities incurred as a result of such tax protection payment.

Reimbursement of Pre-Closing Offering Expenses

        Certain affiliates of Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, anticipate advancing or incurring an aggregate of approximately $        in organizational, legal, accounting and other similar expenses in connection with this offering and the formation transactions. We will reimburse these affiliates of Mr. Pittman for these expenses, assume the debt incurred in paying these expenses or otherwise assume responsibility for paying these expenses upon completion of this offering and the formation transactions.

Properties Recently Acquired by Our Predecessor

        Through various transactions during the two years prior to this offering and the formation transactions, our Predecessor acquired the following properties on the dates and for the purchase prices set forth in the following table:

Property Name	Date Acquired	Purchase Price
Smith	6/20/2013	$1,161,881
Zeagers	12/26/2012	1,149,000
Symond	12/21/2013	1,700,000
McFadden MD	10/8/2012	609,933
McFadden SC	10/8/2012	251,748
Kelly	6/29/2012	742,097
Beckerdite	2/12/2012	990,516
Matulka and Stanbra/Zeller(1)	1/1/2012	3,560,425

(1)
The Matulka farm includes a grain storage facility. These properties were acquired pursuant to the Cottonwood business combination described in the Note 4 to the audited combined consolidated financial statements of our Predecessor as of and for the years ended December 31, 2012 and 2011, which are included elsewhere in this prospectus.

  Equity Incentive Plan

          Prior to or concurrently with the completion of this offering, we expect to adopt our Equity Incentive Plan, a cash and equity-based incentive award plan for our directors, officers, employees and consultants. We expect that an aggregate of            shares of our common stock and OP units will be available for future issuance under awards granted pursuant to our Equity Incentive Plan. See "Management—Executive Officer and Director Compensation—Equity Incentive Plan."

  IPO Grants Under Equity Incentive Plan

          Upon completion of this offering, we expect to grant an aggregate of $            in restricted shares of our common stock to Messrs. Pittman, Fabbri and Hough, which will vest in equal annual installments over      years beginning on the first anniversary following the date of the grant, and an aggregate of $            in restricted shares of our common stock to our independent directors. All restricted shares granted to our independent directors will vest ratably on each of the first       anniversaries of the date of grant, subject to such director's continued service on our Board of Directors. See "Management—Executive Officer and Director Compensation."

  Employment Agreements

          We will enter into an employment agreement with each of Messrs. Pittman and Fabbri that will be effective upon completion of this offering. These employment agreements provide for base salary, bonus and other benefits, including accelerated vesting of equity awards upon a termination of the executive's employment under certain circumstances. See "Management—Executive Compensation—Employment Agreements."

  Indemnification of Officers and Directors

          Effective upon completion of this offering, our charter and bylaws will provide for certain indemnification rights for our directors and officers and we will enter into an indemnification agreement with each of our executive officers and directors, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors, or in certain other capacities, to the maximum extent permitted by Maryland law. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Directors' and Officers' Liability and Indemnification."

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Entities

Our Company

        We were formed as a Maryland corporation on September 27, 2013 and will commence operations upon completion of this offering and consummation of the formation transactions. We will conduct our business through a traditional UPREIT structure in which our properties are owned by our operating partnership directly or through subsidiaries, as described below under "—Our Operating Partnership." We are the sole general partner of our operating partnership and, upon completion of this offering and consummation of the formation transactions, will own approximately        % of the OP units in our operating partnership. Our Board of Directors will oversee our business and affairs.

Our Operating Partnership

        Our operating partnership was formed as a Delaware limited partnership on September 27, 2013 and will commence operations upon completion of this offering and consummation of the formation transactions. Following completion of this offering and consummation of the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. As the sole general partner of our operating partnership, we generally will have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in "Our Operating Partnership and the Partnership Agreement." In the future, we expect to issue OP units from time to time in connection with property acquisitions, as compensation or otherwise.

Formation Transactions

        The properties that will be owned by us through our operating partnership upon completion of this offering and consummation of the formation transactions are currently owned indirectly by our Predecessor, FP Land, a Delaware limited liability company that is indirectly wholly owned by the Farmland Partners affiliates and other prior investors. FP Land has entered into the FP Land Merger Agreement with our operating partnership, pursuant to which FP Land will merge with and into our operating partnership (with our operating partnership surviving) and the prior investors will receive OP units as consideration for the merger. We refer to this merger as the FP Land Merger. See "Certain Relationships and Related Party Transactions." The number of OP units issuable to the prior investors in the formation transactions is based upon the terms of the FP Land Merger Agreement and was determined in part based on the appraised value of the properties that will comprise our initial portfolio and the outstanding indebtedness of our Predecessor. See "—Determination of Consideration Payable in the Formation Transactions."

        The values of OP units set forth below and elsewhere in this prospectus assume a value per OP unit equal to the price per share to the public of our common stock in this offering equal to the midpoint of the price range set forth on the front cover of this prospectus. Pursuant to the terms of the FP Land Merger Agreement, the number of OP units to be received by the prior investors as consideration for the merger is fixed. As a result, in the event the price to the public in this offering is less than the midpoint of the price range set forth on the front cover of this prospectus, the value of the OP units issuable to the prior investors will decrease. Conversely, in the event the price to the public in this offering is greater than the midpoint of the price range set forth on the front cover of this prospectus, the value of the OP units issuable to the prior investors will increase.

        The following formation transactions have occurred or will occur substantially concurrently with the completion of this offering:

  •
  We were formed as a Maryland corporation, and our operating partnership was formed as a Delaware limited partnership, on September 27, 2013.

  •
  We will sell                    shares of our common stock in this offering and an additional                shares if the underwriters exercise their over-allotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for                    OP units (or                 OP units if the underwriters exercise their over-allotment option in full).

  •
  Pursuant to the FP Land Merger Agreement, FP Land will merge with and into our operating partnership (with our operating partnership surviving) in order to consolidate the ownership of our initial portfolio of properties in our operating partnership. As a result of the FP Land Merger, our operating partnership will own 100% of the interests in the properties in our initial portfolio.

  •
  In connection with the FP Land Merger, prior investors who are Farmland Partners affiliates will receive as consideration                 OP units having an aggregate value of approximately $         million.

  •
  In connection with the FP Land Merger, prior investors, other than the Farmland Partners affiliates, will receive as consideration                OP units having an aggregate value of approximately $         million.

  •
  Messrs. Pittman and Hough will enter into the Representation, Warranty and Indemnity Agreement, pursuant to which they will make certain representations and warranties to us regarding the properties being acquired in the FP Land Merger and agree to indemnify us and our operating partnership for certain breaches of such representations and warranties for one year after the completion of the formation transactions. See "—Formation Transactions." Other than Messrs. Pittman and Hough, none of the prior investors will provide us with any indemnification, other than with respect to representations regarding their interests in FP Land.

  •
  We will enter into tax protection agreements with certain of the prior investors who will become limited partners of our operating partnership, including the Farmland Partners affiliates, pursuant to which we will agree to indemnify them against certain adverse tax consequences to them, which may affect the way in which we conduct our business, including with respect to when and under what circumstances we sell properties in our initial portfolio or interests therein or repay debt during the restriction period set forth in the agreements. See "Certain Relationships and Related Party Transactions—Tax Protection Agreements."

  •
  We will enter into triple-net leases with terms ranging from one to three years for the 36 farms and three grain storage facilities that will be leased to entities controlled by Mr. Pittman and in which Mr. Hough and his affiliates own an interest, and we will assume the leases for Baca and Crane Creek in connection with the FP Land Merger.

  •
  Concurrently with or shortly after completion of this offering, we expect to enter into an agreement for a         -year, $         million secured revolving credit facility. We expect to use borrowings under the anticipated credit facility to fund acquisitions and for general corporate purposes and working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Anticipated Revolving Credit Facility."

Benefits of the Formation Transactions to Related Parties

        In connection with this offering and the formation transactions, the Farmland Partners affiliates will receive material benefits described in "Certain Relationships and Related Party Transactions," including those described below.

  •
  Mr. Pittman, our Executive Chairman, President and Chief Executive Officer, will receive                OP units having an aggregate value of approximately $         million as consideration in the FP Land Merger. In addition, concurrently with the completion of this offering, Mr. Pittman will receive $        in restricted shares of our common stock equal to an aggregate of                shares (based on the midpoint of the price range set forth on the front cover of this prospectus). As a result, Mr. Pittman will own approximately        % of the combined shares of our common stock and OP units upon completion of this offering and consummation of the formation transactions, or        % if the underwriters' over-allotment option is exercised in full.

  •
  Mr. Hough, who will provide consulting services to us pursuant to the Consulting Agreement, and his affiliates, will receive                OP units having an aggregate value of approximately $         million as consideration in the FP Land Merger. In addition, Mr. Hough will receive $        in restricted shares of our common stock equal to an aggregate of            shares (based on the midpoint of the price range set forth on the front cover of this prospectus). As a result, Mr. Hough and his affiliates will own approximately        % of the combined shares of our common stock and OP units upon completion of this offering and consummation of the formation transactions, or        % if the underwriters' over-allotment option is exercised in full.

  •
  Mr. Fabbri, our Chief Financial Officer, will receive $            in restricted shares of our common stock equal to an aggregate of                shares (based on the midpoint of the price range set forth on the front cover of this prospectus).

  •
  Our operating partnership will enter into tax protection agreements with certain of the prior investors who become limited partners of our operating partnership, including Messrs. Pittman and Hough and Mr. Hough's affiliates, pursuant to which our operating partnership will agree to indemnify such limited partners against adverse tax consequences (including as a result of receiving a tax protection payment) in connection with (i) our sale of the protected properties in our initial portfolio in a taxable transaction until the    th (or in a limited number of cases, the      th) anniversary of the completion of the formation transactions and (ii) our operating partnership's failure to provide such limited partners the opportunity to guarantee certain debt of our operating partnership until the      th anniversary of the completion of the formation transactions. Pursuant to the tax protection agreements, it is anticipated that the total amount of protected built-in gain on the protected properties will be approximately $         million. Our operating partnership also will agree to provide certain prior investors, including Messrs. Pittman and Hough and Mr. Hough's affiliates, the opportunity to guarantee a portion of our operating partnership's indebtedness, or, alternatively, to enter into deficit restoration obligations, to provide them with certain tax protections. We are currently evaluating, and have not yet determined, whether such limited partners will have a need to guarantee debt immediately upon completion of this offering and consummation of the formation transactions. In addition to any guarantee opportunities provided immediately upon completion of the formation transactions and this offering, this opportunity will also be provided upon future repayment, retirement, refinancing, or other reduction (other than scheduled amortization) of our operating partnership's liabilities, and we will indemnify those partners for any tax liabilities they incur as a result of our failure to timely provide such opportunity and any tax liabilities incurred as a result of such tax protection payment.

  •
  In connection with the completion of this offering, we will enter into registration rights agreements with the persons receiving OP units in the formation transactions, including

    Messrs. Pittman and Hough and Mr. Hough's affiliates. Pursuant to the terms of the registration rights agreements, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the OP units issued in connection with the formation transactions. We will agree to pay all of the expenses relating to such registration statements. See "Shares Eligible for Future Sale—Registration Rights."

  •
  We intend to enter into employment agreements with Messrs. Pittman and Fabbri that will be effective upon completion of this offering. The employment agreements with Messrs. Pittman and Fabbri will provide for base salary, bonus and other benefits, including accelerated vesting of equity awards upon a termination of the executive's employment under certain circumstances. See "Management—Executive Compensation—Employment Agreements."

  •
  We will enter into the Consulting Agreement with Mr. Hough, pursuant to which Mr. Hough will advise us with respect to business strategies and related matters, including asset underwriting, asset acquisitions and accounting matters, as well as other matters reasonably requested by us during the term of the Consulting Agreement. See "Management—Consulting Agreement."

  •
  We will enter into the Shared Services Agreement with American Agriculture, a Colorado corporation that is wholly owned by Messrs. Pittman and Hough, pursuant to which American Agriculture will provide certain support services to us, including providing office space and administrative support, accounting support, information technology services and human resources assistance. See "Certain Relationships and Related Party Transactions—Shared Services Agreement."

  •
  We intend to enter into indemnification agreements with our directors and executive officers that will be effective upon completion of this offering, providing for their indemnification by us to the fullest extent permitted by law and advancement by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors or in certain other capacities.

  •
  We intend to adopt our Equity Incentive Plan under which we may grant cash or equity-based incentive awards to our directors, officers, employees and consultants. Upon completion of this offering, we expect to grant an aggregate of $        in restricted shares of our common stock to Messrs. Pittman, Fabbri and Hough, and an aggregate of $        in restricted shares of our common stock to our independent directors. See "Management—Executive Officer and Director Compensation."

  •
  Upon completion of this offering and the formation transactions, substantially all of the farms in our initial portfolio will be leased to entities controlled by Mr. Pittman pursuant to triple-net leases with terms ranging from one to three years.

Our Structure

        The following diagram depicts our expected ownership structure upon completion of this offering and consummation of the formation transactions. Our operating partnership will own the various properties in our initial portfolio directly or indirectly, and in some cases through special purpose entities created in connection with various financings.

(1)
Reflects (a) an aggregate of                restricted shares of our common stock to be granted to our executive officers, (b)                 restricted shares of our common stock to be granted to each of our independent directors, and (c)                  restricted shares of our common stock to be granted to Jesse J. Hough, our consultant, in each case, concurrently with the completion of this offering.

(2)
Reflects an aggregate of                OP units to certain of Mr. Hough's family members who are not his affiliates as consideration in connection with the FP Land Merger.

(3)
Reflects an aggregate of                OP units to Messrs. Pittman and Hough and Mr. Hough's affiliates as consideration in connection with the FP Land Merger.

(4)
Concurrently with the completion of this offering and consummation of the formation transactions, we will enter into new triple-net leases with entities controlled by Mr. Pittman, with terms ranging from one to three years, for 36 farms and three grain storage facilities in our initial portfolio. We will assume the triple-net leases for Baca and Crane Creek in connection with the FP Land Merger.

Determination of Consideration Payable in the Formation Transactions

        The number of OP units to be paid to the prior investors in the formation transactions is fixed pursuant to the terms of the FP Land Merger Agreement and was based in part on the appraised value of the properties being contributed to us and outstanding debt of our Predecessor. The actual value of the OP units issuable pursuant to the FP Land Merger Agreement will be determined at pricing of this offering based on the initial public offering price of our common stock, which will be determined as described below under the heading "—Determination of Offering Price."

Determination of Offering Price

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock in this offering will be negotiated between the representatives of the underwriters and us. In determining the initial public offering price of our common stock, the representatives of the underwriters will consider, among other things, the history and prospects for the industry in which we compete, our results of operations, the ability of our management, our business potential and earnings prospects, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the prevailing securities markets at the time of this offering, the recent market prices of, and the demand for, publicly traded shares of companies considered by us and the underwriters to be comparable to us and the current state of the farmland real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to the book value of the properties and assets to be acquired in the formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

        The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our Board of Directors and, in general, may be amended or revised from time to time by our Board of Directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

        We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. Consistent with our policy to acquire assets for both income and capital gain, our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see "Our Business and Properties."

        We expect to pursue our investment objectives primarily through the ownership by our operating partnership of our portfolio of properties and other acquired properties and assets. We currently intend to invest primarily in farmland properties. Future investment activities will not be limited to any geographic area or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with our intention to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes. In addition, we may purchase or lease income-producing properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

        We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

        Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to fall within the definition of an "investment company" under the 1940 Act.

Investments in Real Estate Mortgages

        While our initial portfolio consists of, and our business objectives emphasize, equity investments in farmland properties, we may, at the discretion of our Board of Directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our intention to qualify and maintain our qualification as a REIT. We may, to a limited extent, provide senior secured first-lien mortgage loans for the purchase of farmland and properties related to farming, but only to the extent we would be willing to acquire the underlying asset. There is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

        Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. We do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an "investment company" under the 1940 Act.

Investments in Other Securities

        Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

        We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management's periodic review of our portfolio, our Board of Directors determines that such action would be in our best interests. The tax consequences to certain of our directors and executive officers who hold OP units resulting from a proposed disposition of a property may influence their decision as to the desirability of such proposed disposition. See "Risk Factors—Risks Related to Our Organization and Structure—Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties."

Financings and Leverage Policy

        Upon completion of this offering, we may use a portion of the net proceeds from this offering to repay outstanding indebtedness. Other uses of the net proceeds from this offering are described in greater detail under "Use of Proceeds" elsewhere in this prospectus. In the future, however, we anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

        Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. Our charter and bylaws do not limit the amount of debt that we may incur. Our Board of Directors has not adopted a policy limiting the total amount of debt that we may incur.

        Our Board of Directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our Board of Directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. In addition, pursuant to the tax protection agreements that we will enter into with certain of the prior investors who will become limited partners in our operating partnership, including certain of our directors and executive officers, we will be required to maintain a minimum level of indebtedness sufficient to avoid triggering taxable gain for such limited partners or either (i) provide such limited partners the opportunity to guarantee a portion of our operating partnership's indebtedness or (ii) enter into deficit restoration obligations with such limited partners, which could influence the decision of our directors and officers to repay, retire, refinance or otherwise reduce our operating partnership's liabilities. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Lending Policies

        We may, to a limited extent, provide senior secured first-lien mortgage loans for the purchase of farmland and properties related to farming, but only to the extent we would be willing to acquire the underlying asset. We also may make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with our intention to qualify and maintain our qualification as a REIT.

Equity Capital Policies

        To the extent that our Board of Directors determines to obtain additional capital, we may issue debt or equity securities, including additional OP units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to qualify and maintain our qualification as a REIT) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

        Existing common stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder's investment in us. Although we have no current plans to do so, we may in the future issue shares of capital stock or OP units in connection with acquisitions of property.

        We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our Board of Directors. Our Board of Directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflicts of Interest and Related Policies

Relationship with Our Operating Partnership

        Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Delaware law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company and our stockholders. Our officers and certain of our directors will be limited partners of our operating partnership.

        Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

        The partnership agreement provides that we are not liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no obligation or liability of the general partner will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission. Our operating partnership must indemnify us, our directors and officers and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

        Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Sale or Refinancing of Properties

        Upon the sale of certain of the properties to be owned by us at the completion of the formation transactions, certain OP unit holders could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, OP unit holders may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.

        While we will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of our Board of Directors. In addition, our operating partnership has agreed to indemnify certain limited partners, including certain of our executive officers and directors, for their tax liabilities (plus an additional amount equal to the taxes incurred as a result of such indemnity payment) attributable to their share of the built-in gain, as of the closing of the formation transactions, with respect to their interest in the tax protected properties.

Excluded Assets and Businesses

        Messrs. Pittman and Hough will retain ownership interests in one farm in Illinois (consisting of 3,144 total acres) and one farm in Nebraska (consisting of 1,204 total acres) that will not be contributed to us in our formation transactions, due to their families' long-term ownership of those farms and the high proportion of non-tillable acreage of those farms, including pasture land, livestock facilities and land devoted to recreational activities. In addition, the excluded Illinois farm contains a substantial amount of timberland from which revenues are generated from logging and hunting. We do not believe the two excluded properties are consistent with our investment criteria and business and growth strategies. However, upon completion of this offering and consummation of the formation transactions, we will enter into agreements with Messrs. Pittman and Hough and certain of their affiliates pursuant to which we will be granted a right of first offer with respect to any portion of the excluded properties that Messrs. Pittman and Hough and certain of their affiliates desire to transfer.

        In addition, Messrs. Pittman and Hough are the sole owners of, and Mr. Hough is an employee of, American Agriculture, which provides services related to farming and livestock and is a party to the Shared Services Agreement. See "Certain Relationships and Related Party Transactions—Shared Services Agreement." Mr. Pittman also has a controlling interest in (i) Astoria Farms and Hough Farms, which are engaged primarily in the production and sale of corn and soybeans and will lease 84.0% of the total acres in our initial portfolio, and (ii) a livestock business. Mr. Hough has ownership interests in and manages the farming operations of Astoria Farms and Hough Farms and the livestock business controlled by Mr. Pittman.

        As a result of these ownership interests, Messrs. Pittman and Hough will have conflicts of interest. See "Risk Factors—Risks Related to Our Organizational Structure—Messrs. Pittman and Hough have outside business interests that could require time and attention and may interfere with their ability to devote time to our business and affairs or present financial conflicts with us and may adversely affect our business."

Homestead Exemption Policy

        Our Board of Directors has adopted the Homestead Exemption Policy to allow Mr. Pittman and his affiliates to acquire additional farmland in close proximity to the two excluded farms. Pursuant to the Homestead Exemption Policy, Messrs. Pittman and Hough and their respective affiliates have a right of first opportunity to acquire farmland in a total of 15 townships that are located within Fulton

County or Schuyler County in Illinois or Butler County in Nebraska, which are the counties in which the two excluded farms are located. The specific townships are Astoria, Isabel, Kerton, Pleasant, Vermont and Woodland in Fulton County, Illinois; Browning, Hickory, Oakland and Rushville in Schuyler County, Illinois; and Alexis, Bone Creek, Olive, Savannah and Summit in Butler County, Nebraska. Under the Homestead Exemption Policy, Messrs. Pittman and Hough and their respective affiliates may acquire no more than an aggregate of $5.0 million of farmland properties in these 15 townships annually without first offering the acquisition opportunity to us or otherwise receiving the consent or approval of the majority of the independent members of our Board of Directors. The independent members of our Board of Directors will review this policy annually.

Policies Applicable to All Directors and Officers

        Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We intend, however, to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. This policy will provide that the audit committee of our Board of Directors will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party before approving such transaction. We will also adopt a code of business conduct and ethics, which will provide that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. See "Management—Code of Business Conduct and Ethics." However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

        Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation, firm or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director's vote in favor thereof, provided that:

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  the fact of the common directorship or interest is disclosed or known to our Board of Directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

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  the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

  •
  the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

        Furthermore, under Delaware law (where our operating partnership is organized), we, as general partner, have a fiduciary duty of loyalty to our operating partnership and its partners and, consequently, such transactions also are subject to the duties that we, as general partner, owe to our operating partnership and its limited partners (as such duty has been modified by the partnership agreement). We will also adopt a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our Board of Directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our Board of Directors will have no obligation to do so.

Policies with Respect to Other Activities

        We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in "Our Operating Partnership and the Partnership Agreement" we expect, but are not obligated, to issue common stock to holders of OP units upon some or all of their exercises of their redemption rights. Except in connection with the initial capitalization of our company and our operating partnership, we have not issued common stock, OP units or any other securities in exchange for property or any other purpose, and our Board of Directors has no present intention of causing us to repurchase any common stock other than the shares of common stock we issued in connection with an initial capitalization. Our Board of Directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series that we have authority to issue and our Board of Directors, without stockholder approval, has the authority to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See "Description of Our Capital Stock." We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify and maintain our qualification as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our Board of Directors determines that it is no longer in our best interests to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

        We intend to make available to our stockholders annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF OUR CAPITAL STOCK

        The following is a summary of the material terms of our capital stock and certain terms of our charter and bylaws as we expect they will be at the time of completion of this offering and consummation of the formation transactions. For a complete description, we refer you to the MGCL and to our charter and bylaws. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our charter and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

        We are authorized to issue 600,000,000 shares of stock, consisting of 500,000,000 shares of common stock, $0.01 par value per share, or our common stock, and 100,000,000 shares of preferred stock, $0.01 par value per share, or our preferred stock. Our charter authorizes our Board of Directors, with the approval of a majority of the entire Board of Directors and without any action on the part of our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. As of the date of this prospectus, we had          outstanding shares of common stock, all of which are held by Mr. Pittman, and no outstanding shares of preferred stock. We will repurchase the          shares from Mr. Pittman for $          upon completion of this offering. Upon completion of this offering, the consummation of the formation transactions and the grants of restricted common stock described elsewhere in this prospectus,                    shares of our common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations.

Common Stock

        Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock, holders of our common stock:

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  have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our Board of Directors and declared by us; and

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  are entitled to share ratably in the assets of our company legally available for distribution to the holders of our common stock in the event of our liquidation, dissolution or winding up of our affairs.

        There are generally no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to our common stock.

        Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Power to Reclassify and Issue Stock

        Our Board of Directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our Board of Directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be then listed or quoted.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

        Our charter authorizes our Board of Directors, with the approval of a majority of the entire Board of Directors, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our Board of Directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our Board of Directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

        In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

        Because our Board of Directors believes it is at present essential for us to qualify as a REIT, among other purposes, our charter, subject to certain exceptions, will contain restrictions on the number of our shares of stock that a person may own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, or the ownership limit.

        Our charter will also prohibit any person from:

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  beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

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  transferring shares of our capital stock to the extent that such transfer would result in our shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

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  beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; or

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  beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code including, but not limited to, as a result of any hotel management companies failing to qualify as an "eligible independent contractor" under the REIT rules.

        Our Board of Directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for that person. The person seeking an exemption must provide to our Board of Directors any representations, covenants and undertakings that our Board of Directors may deem appropriate in order to conclude that granting the exemption will not cause us to lose our status as a REIT. Our Board of Directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our Board of Directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our Board of Directors, in its sole discretion, in order to determine or ensure our status as a REIT.

        Notwithstanding the receipt of any ruling or opinion, our Board of Directors may impose such guidelines or restrictions as it deems appropriate in connection with granting such exemption. In connection with granting a waiver of the ownership limit or creating an exempted holder limit or at any other time, our Board of Directors from time to time may increase or decrease the ownership limit, subject to certain exceptions.

        Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be null and void. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

        Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds from the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

        In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds from the sale to the proposed transferee.

        If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be null and void, and the proposed transferee shall acquire no rights in those shares.

        Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days' prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

        These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

        Although the following summary describes certain provisions of Maryland law and the material provisions of our charter and bylaws, it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, or of Maryland law. See "Where You Can Find More Information."

Our Board of Directors

        Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased by our Board of Directors, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

        Each member of our Board of Directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

        Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our Board of Directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

        Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation's outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

        The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our Board of Directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our Board of Directors (including a majority of directors who are not affiliates or associates of such persons). However, our Board of Directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

        The MGCL provides that holders of "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

        The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our Board of Directors.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its Board of Directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

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  the corporation's Board of Directors will be divided into three classes;

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  the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

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  the number of directors may be fixed only by vote of the directors;

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  a vacancy on its Board of Directors be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

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  the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for stockholders to require the calling of a special meeting of stockholders.

        We have elected by a provision in our charter to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our Board of Directors. In addition, without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our Board of Directors, (2) vest in our Board of Directors the exclusive power to fix the number of directors and (3) require, unless called by our chairman, our president and chief executive officer or our Board of Directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our Board of Directors is not currently classified. In the future, our Board of Directors may elect, without stockholder approval, to classify our Board of Directors or elect to be subject to any of the other provisions of Subtitle 8.

Meetings of Stockholders

        Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held on a date and at the time and place set by our Board of Directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. In addition, our chairman, our president and chief executive officer or our Board of Directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

Amendments to Our Charter and Bylaws

        Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Except for certain amendments related to the removal of directors and the restrictions on ownership and transfer of our stock and the vote required to amend those provisions (which must be declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if the amendment is declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our Board of Directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

        Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Extraordinary Transactions

        Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Appraisal Rights

        Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Dissolution

        Our dissolution must be declared advisable by a majority of our entire Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

        Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

        With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our Board of Directors or (2) provided that the special meeting has been properly called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

        Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including:

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  supermajority vote and cause requirements for removal of directors;

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  requirement that stockholders holding at least a majority of our outstanding common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

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  provisions that vacancies on our Board of Directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

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  the power of our Board of Directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock;

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  the power of our Board of Directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

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  the restrictions on ownership and transfer of our stock; and

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  advance notice requirements for director nominations and stockholder proposals.

        Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed, or the business combination is not approved by our Board of Directors, or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Limitation of Liability and Indemnification of Directors and Officers

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

        Our charter and bylaws provide for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

        The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

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  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

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  the director or officer actually received an improper personal benefit in money, property or services; or

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  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

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  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

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  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

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  any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

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  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our Predecessor in any of the capacities described above and to any employee or agent of our company or our Predecessor.

        Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

REIT Qualification

        Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

OUR OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of the amended and restated agreement of limited partnership of our operating partnership, or the partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the partnership agreement. See "Where You Can Find More Information." For purposes of this section, references to "we," "our," "us" and "our company" refer to Farmland Partners Inc. alone, and not to its subsidiaries.

General

        Our operating partnership is a Delaware limited partnership that was formed on September 27, 2013. We are the sole general partner of our operating partnership. Pursuant to the partnership agreement, subject to certain protective rights of the limited partners described below, we have full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership. The limited partners have no power to remove us as general partner without our consent.

        We may not conduct any business without the consent of a majority of the limited partners other than in connection with: the ownership, acquisition and disposition of partnership interests; the management of the business of our operating partnership; our operation as a reporting company with a class of securities registered under the Exchange Act; the offering, sale syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities; and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures that the economic benefits and burdens of such property are otherwise vested in our operating partnership. We and our affiliates may also engage in any transactions with our operating partnership on such terms as we may determine in our sole and absolute discretion.

        We are under no obligation to give priority to the separate interests of our stockholders or the limited partners in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on the one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner that is not adverse to either our stockholders or the limited partners. We are not liable under the partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, provided that we have acted in good faith.

        Upon completion of this offering and consummation of the formation transactions, substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and our operating partnership must be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Operating Partnership Units

        Interests in our operating partnership are denominated in units of limited partnership interest. Pursuant to the partnership agreement, our operating partnership has designated the following classes of units of limited partnership interest, or operating partnership units: OP units and LTIP units.

OP Units

        Upon completion of this offering and our formation transactions, we will own approximately    % of the OP units. On or after the date that is 12 months after the date of the original issuance of the OP units, each holder of OP units (other than us) will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount equal to the number of tendered OP units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such OP units or a separate agreement entered into between our operating partnership and the holder of such OP units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered OP units from the tendering partner in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement).

LTIP Units

        In the future, we may cause our operating partnership to issue LTIP units to our independent directors, executive officers and certain other employees. These LTIP units will be subject to certain vesting requirements. In general, LTIP units are similar to OP units and will receive the same quarterly per-unit profit distributions as OP units. The rights, privileges, and obligations related to each series of LTIP units will be established at the time the LTIP units are issued. As profits interests, LTIP units initially will not have full parity, on a per-unit basis, with OP units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units can over time achieve full parity with OP units and therefore accrete to an economic value for the holder equivalent to OP units. If such parity is achieved, vested LTIP units may be converted on a one-for-one basis into OP units, which in turn are redeemable by the holder for cash or, at our election, exchangeable for shares of our common stock on a one-for-one basis. However, there are circumstances under which LTIP units will not achieve parity with OP units, and until such parity is reached, the value that a participant could realize for a given number of LTIP units will be less than the value of an equal number of shares of our common stock and may be zero.

Management Liability and Indemnification

        To the maximum extent permitted under Delaware law, neither we nor any of our directors and officers will be liable to our operating partnership or the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such any person acted in good faith. The partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors, employees and any persons we may designate from time to time in our sole and absolute discretion, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, provided that our operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement (subject to the exceptions described below under "—Fiduciary Responsibilities").

        Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Fiduciary Responsibilities

        Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, as the general partner, we have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties as the general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us and our stockholders. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions. The limited partners of our operating partnership have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as the general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

        The limited partners of our operating partnership have expressly acknowledged that we are acting for the benefit of our operating partnership, the limited partners and our stockholders collectively.

Distributions

        The partnership agreement provides that we may cause our operating partnership to make quarterly (or more frequent) distributions of all, or such portion as we may in our sole and absolute discretion determine, of its available cash (which is defined to be cash available for distribution as determined by us, as general partner) (i) first, with respect to any operating partnership units that are entitled to any preference in accordance with the rights of such operating partnership unit (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any operating partnership units that are not entitled to any preference in distribution, in accordance with the rights of such class of operating partnership units (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

        Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the holders of OP units holding the same class or series of OP units in accordance with their respective percentage interests in the class or series at the end of each fiscal year. The partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the partnership agreement or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between the tax basis and the fair market value of the property at the time of contribution. Our operating partnership will allocate tax items to the holders of operating partnership units taking into consideration the requirements of Section 704(c) of the Code. See "Material U.S. Federal Income Tax Considerations."

        We have the sole discretion to ensure that allocations of income, gain, loss and deduction of our operating partnership are in accordance with the interests of the partners of our operating partnership as determined under the Code, and all matters concerning allocations of tax items not expressly provided for in the partnership agreement may be determined by us in our sole discretion.

Redemption Rights

        On or after twelve months after becoming a holder of OP units, each limited partner, other than us, will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of such units in exchange for a cash amount equal to the number of tendered units multiplied by the fair market value of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such units or a separate agreement entered into between our operating partnership and the holder of such units provide that they do not have a right of redemption or provide for a shorter or longer period before such holder may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered units in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement).

Transferability of Operating Partnership Units; Extraordinary Transactions

        We will not be able to withdraw voluntarily from our operating partnership or transfer our interest in our operating partnership, including our limited partner interest, unless the transfer is: (i) made in connection with any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our stockholders; (ii) is made to one of our wholly owned subsidiaries; or (iii) otherwise expressly permitted under the partnership agreement. The partnership agreement permits us to engage in a merger, consolidation or other combination, or sale of substantially all of our assets if:

  •
  we receive the consent of a majority in interest of the limited partners (excluding us);

  •
  following the consummation of such transaction, substantially all of the assets of the surviving entity consist of operating partnership units; or

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  as a result of such transaction all limited partners will receive, or will have the right to receive, for each operating partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of operating partnership units shall be given the option to exchange such units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

        With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our prior written consent, which consent may be withheld in our sole and absolute discretion. Except with our consent to the admission of the transferee as a limited partner, transferees shall not have any rights by virtue of the transfer other than the rights of an assignee and will not be entitled to vote or effect a redemption with respect to their operating partnership units in any matter presented to the limited partners for a vote. We will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by in our sole and absolute discretion.

Issuance of Our Stock and Additional Partnership Interests

        Pursuant to the partnership agreement, upon the issuance of our stock other than in connection with a redemption of OP units, we generally will be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance of our stock to our operating partnership in exchange for, in the case of common stock, OP units or, in the case of an issuance of preferred stock, preferred operating partnership units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, we may cause our operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by our operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into our operating partnership.

Tax Matters

        Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership and has certain other rights relating to tax matters. Accordingly, as both the general partner and tax matters partner, we have the authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership.

Term

        The term of our operating partnership commenced on September 27, 2013 and will continue perpetually, unless earlier terminated in the following circumstances:

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  a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of our operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

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  an election to dissolve our operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

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  entry of a decree of judicial dissolution of our operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

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  the occurrence of any sale or other disposition of all or substantially all of the assets of our operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of our operating partnership;

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  the redemption (or acquisition by the general partner) of all operating partnership units that we have authorized other than those held by us; or

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  the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of our operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Partnership Agreement

        Amendments to the partnership agreement may only be proposed by the general partner. Generally, the partnership agreement may be amended with the general partner's approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by us or our subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

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  conversion of a limited partner's interest into a general partner's interest (except as a result of the general partner acquiring such interest);

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  modification of the limited liability of a limited partner;

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  alteration or modification of the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

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  alteration or modification of the redemption rights provided by the partnership agreement; or

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  alteration or modification of the provisions governing transfer of the general partner's partnership interest.

        Notwithstanding the foregoing, we will have the power, without the consent of the limited partners, to amend the partnership agreement as may be required to:

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  add to the general partner's obligations or surrender any right or power granted to the general partner or any of its affiliates for the benefit of the limited partners;

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  reflect the admission, substitution, or withdrawal of partners or the termination of our operating partnership in accordance with the partnership agreement and to cause our operating partnership or our operating partnership's transfer agent to amend its books and records to reflect our operating partnership unit holders in connection with such admission, substitution or withdrawal;

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  reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with the law or with the provisions of the partnership agreement;

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  satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

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  set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional operating partnership units issued or established pursuant to the partnership agreement;

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  reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of any operating partnership units between us and any qualified REIT subsidiary or entity that is disregarded as an entity separate from us for U.S. federal income tax purposes;

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  modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

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  issue additional partnership interests;

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  impose restrictions on the transfer of operating partnership units if we receive an opinion of counsel reasonably to the effect that such restrictions are necessary in order to comply with any federal or state securities laws or regulations applicable to our operating partnership or the operating partnership units;

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  reflect any other modification to the partnership agreement as is reasonably necessary for our business or operations or those of our operating partnership and which does not otherwise require the consent of each partner adversely affected; and

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  reflect an increase or decrease in the amount that a limited partner is obligated to contribute to our operating partnership upon the occurrence of certain events.

        Certain provisions affecting our rights and duties as general partner, either directly or indirectly (e.g., restrictions relating to certain extraordinary transactions involving us or our operating partnership) may not be amended without the approval of the holders of a majority of the operating partnership units (excluding operating partnership units held by us).

SHARES ELIGIBLE FOR FUTURE SALE

General

        Upon completion of this offering, we will have        outstanding shares of our common stock (        shares if the underwriters' over-allotment option is exercised in full), including        shares issued in this offering (        shares if the underwriters' over-allotment option is exercised in full) and an aggregate of        shares issued to our non-employee directors, executive officers and Mr. Hough under our Equity Incentive Plan, concurrently with the completion of this offering. In addition, upon completion of this offering,        shares of our common stock will be reserved for future issuance upon redemption of OP units and        shares of our common stock will be available for future issuance under the Equity Incentive Plan.

        Of these shares, the        shares sold in this offering (        shares if the underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our "affiliates," as that term is defined by Rule 144 under the Securities Act. The remaining shares of common stock issued to our officers, directors and affiliates pursuant to the Equity Incentive Plan and the shares of our common stock issuable to officers, directors and affiliates upon redemption of OP units will be "restricted shares" as defined in Rule 144.

        Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our shares of common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the redemption of OP units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See "Risk Factors—Risks Related to this Offering and the Market for Our Common Stock—The number of shares of our common stock available for future issuance or sale may have adverse effects on the market price of our common stock."

        For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see "Description of Our Capital Stock—Restrictions on Ownership and Transfer."

Rule 144

        After giving effect to this offering,        shares of our outstanding shares of common stock will be "restricted" securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

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  1.0% of the shares of our common stock then outstanding, which will equal approximately        shares immediately after this offering (        shares if the underwriters exercise their over-allotment option in full); or

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  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption/Exchange Rights

        In connection with the formation transactions, our operating partnership will issue an aggregate of        OP units to prior investors in the entities that own the properties in our portfolio. Beginning on or after the first anniversary of the completion of the formation transactions, limited partners of our operating partnership and certain qualifying assignees of the limited partners will have the right to require our operating partnership to redeem part or all of their OP units for cash, or, at our election, for shares of our common stock, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled "Description of Our Capital Stock—Restrictions on Ownership and Transfer." See "Our Operating Partnership and the Partnership Agreement."

Registration Rights

        In connection with the completion of this offering, we will enter into registration rights agreements with the persons receiving OP units in the formation transactions, including those issued to Messrs. Pittman and Hough and Mr. Hough's affiliates. Pursuant to the terms of the registration rights agreements, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the OP units issued in connection with the formation transactions. We will agree to pay all of the expenses relating to such registration statements. See "Shares Eligible for Future Sale—Registration Rights."

Equity Incentive Plan

        We intend to adopt our Equity Incentive Plan immediately prior to the completion of this offering. The plan will provide for the grant of various types of incentive awards to our directors, officers, employees and consultants. An aggregate of        shares of our common stock are authorized for issuance under the Equity Incentive Plan, of which an aggregate of        shares (based on the midpoint of the price range set forth on the front cover of this prospectus) will be granted to our directors, executive officers and Mr. Hough upon completion of this offering and will be subject to the lock-up agreements discussed below. After giving effect to grants of restricted shares of our common stock concurrently with the completion of this offering, we expect that an aggregate of        shares of our common stock will be available for future issuance under our Equity Incentive Plan.

        We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under our Equity Incentive Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

        In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our directors, executive officers and director nominees and Mr. Hough and his respective affiliates have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of common stock or securities convertible into, exchangeable for or exercisable for shares of common stock (including OP units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days (subject to extension in certain circumstances) after the date of this prospectus, without the prior written consent of the representatives of the underwriters.

        However, in addition to certain other exceptions, each of our directors, director nominees, executive officers and Mr. Hough and his respective affiliates may transfer or dispose of his or her shares during the lock-up period in the case of gifts or for estate planning purposes, provided that each transferee agrees to a similar lock-up agreement for the remainder of the lock-up period (including any extension period), the transfer does not involve a disposition for value, no report is required to be filed by the transferor under the Exchange Act as a result of the transfer and the transferor does not voluntarily effect any public filing or report regarding such transfer. See "Underwriting—Lock-Up Agreements."

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This section summarizes the current material U.S. federal income tax considerations that you, as a prospective investor, may consider relevant in connection with the acquisition, ownership and disposition of our common stock and our election to be taxed as a REIT. As used in this section, the terms "we" and "our" refer solely to Farmland Partners Inc. and not to our subsidiaries and affiliates, which have not elected to be taxed as REITs for U.S. federal income tax purposes.

        This discussion does not exhaust all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. Nor does this discussion address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed below under "—Taxation of Tax-Exempt Stockholders"), financial institutions, broker-dealers, persons subject to the alternative minimum tax, persons holding our stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under "—Taxation of Non-U.S. Stockholders") and other persons subject to special tax rules. Moreover, this summary assumes that our stockholders hold our common stock as a "capital asset" for U.S. federal income tax purposes, which generally means property held for investment.

        The statements in this section are based on the current U.S. federal income tax laws, including the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion is for general purposes only and is not tax advice. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

        We urge you to consult your own tax advisor regarding the specific tax consequences to you of the acquisition, ownership and disposition of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

        We have elected to be taxed as a pass-through entity under subchapter S of the Code, but intend to revoke our S election prior to the completion of this offering. We intend to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. However, no assurances can be provided regarding our qualification as a REIT because such qualification depends on our ability to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which will depend, in part, on our operating results.

        The sections of the Code relating to qualification, operation and taxation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations and administrative and judicial interpretations thereof.

        In connection with this offering, Morrison & Foerster LLP will render an opinion that, commencing with our short taxable year ending December 31, 2014, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2014 and thereafter. Investors should be aware that Morrison & Foerster LLP's opinion will be based on the U.S. federal income tax laws governing qualification as a REIT as of the date of such opinion, which will be subject to change, possibly on a retroactive basis, will not be binding on the IRS or any court, and will speak only as of the date issued. In addition, Morrison & Foerster LLP's opinion will be based on customary assumptions and will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of our gross income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. Morrison & Foerster LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Morrison & Foerster's opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see "—Failure to Qualify as a REIT" below.

        If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders because we will be entitled to a deduction for dividends that we pay. Such tax treatment avoids the "double taxation," or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. In general, income generated by a REIT is taxed only at the stockholder level if such income is distributed by the REIT to its stockholders. However, we will be subject to U.S. federal income tax in the following circumstances:

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  We will be subject to U.S. federal corporate income tax on any REIT taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

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  We may be subject to corporate "alternative minimum tax."

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  We will be subject to tax, at the highest U.S. federal corporate income tax rate, on net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business, and other non-qualifying income from foreclosure property.

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  We will be subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

  •
  If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under "—Gross Income Tests," but nonetheless maintain our qualification as a REIT because we meet certain other requirements, we will be subject to a 100% tax on:

  •
  the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

  •
  a fraction intended to reflect our profitability.

  •
  If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

  •
  If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under "—Asset Tests," as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the IRS, and (3) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

  •
  If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

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  We will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arm's-length basis.

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  If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation's basis in the asset or to another asset, we will pay tax at the highest U.S. federal corporate income tax rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

  •
  the amount of gain that we recognize at the time of the sale or disposition, and

  •
  the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

  •
  The earnings of our subsidiary entities that are C corporations, including TRSs, will be subject to U.S. federal corporate income tax.

        In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

        A REIT is a corporation, trust or association that satisfies each of the following requirements:

          (1)   It is managed by one or more trustees or directors;

          (2)   Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial interest;

          (3)   It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, i.e., the REIT provisions;

          (4)   It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

          (5)   At least 100 persons are beneficial owners of its stock or ownership shares or certificates (determined without reference to any rules of attribution);

          (6)   Not more than 50% in value of its outstanding stock or shares of beneficial interest are owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year;

          (7)   It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to qualify to be taxed as a REIT for U.S. federal income tax purposes;

          (8)   It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

          (9)   It meets certain other requirements described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income.

        We must satisfy requirements 1 through 4, and 8 during our entire taxable year and must satisfy requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will not apply to us for our short taxable year ending December 31, 2014. If we comply with certain requirements for ascertaining the beneficial ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

        Our charter provides for restrictions regarding the ownership and transfer of shares of our capital stock. We believe that we will issue sufficient stock with enough diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended, among other things, to assist us in satisfying requirements 5 and 6 described above. These restrictions, however, may not ensure that we will be able to satisfy such share ownership requirements in all cases. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

        For purposes of requirement 8, we have adopted December 31 as our year end, and thereby satisfy this requirement.

        Qualified REIT Subsidiaries.    A "qualified REIT subsidiary" generally is a corporation, all of the stock of which is owned, directly or indirectly, by a REIT and that is not treated as a TRS. A corporation that is a "qualified REIT subsidiary" is treated as a division of the REIT that owns, directly or indirectly, all of its stock and not as a separate entity for U.S. federal income tax purposes. Thus, all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the REIT that directly or indirectly owns the qualified REIT subsidiary. Consequently, in applying the REIT requirements described herein, the separate existence of any "qualified REIT subsidiary" that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

        Other Disregarded Entities and Partnerships.    An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, as determined under U.S. federal income tax laws, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. We own various direct and indirect interests in entities that are classified as partnerships and limited liability companies for state law purposes. Nevertheless, many of these entities currently are not treated as entities separate from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and liabilities, and items of income, deduction, and credit, of such entities will be treated as our assets and liabilities, and items of income, deduction, and credit, for U.S. federal income tax purposes, including the application of the various REIT qualification requirements.

        An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is taxed as a partnership for U.S. federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for U.S. federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of our operating partnership and any other partnership, joint venture, or limited liability company that is taxed as a partnership for U.S. federal income tax purposes is treated as our assets and items of gross income for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in "—Asset Tests"), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the entity.

        We have control of our operating partnership and intend to operate it in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in a partnership or limited liability company. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

        Taxable REIT Subsidiaries.    A REIT is permitted to own, directly or indirectly, up to 100% of the stock of one or more TRSs. The subsidiary and the REIT generally must jointly elect to treat the subsidiary as a TRS. However, a corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities is automatically treated as a TRS without an election.

        Unlike a qualified REIT subsidiary, the separate existence of a TRS is not ignored for U.S. federal income tax purposes and a TRS is a fully taxable corporation subject to U.S. federal corporate income tax on its earnings. Restrictions imposed on REITs and their TRSs are intended to ensure that TRSs will be subject to appropriate levels of U.S. federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a TRS to its parent REIT and impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. Dividends paid to us from a TRS, if any, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders and may affect our compliance with the gross income tests and asset tests.

        A TRS generally may be used by a REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly, such as the provision of noncustomary tenant services or the disposition of property held for sale to customers. See "—Gross Income Tests—Rents from Real Property" and "—Gross Income Tests—Prohibited Transactions."

Gross Income Tests

        We must satisfy two gross income tests annually to qualify and maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year generally must consist of the following:

  •
  rents from real property;

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  interest on debt secured by mortgages on real property or on interests in real property;

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  dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

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  gain from the sale of real estate assets;

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  income and gain derived from foreclosure property; and

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  income derived from the temporary investment of new capital attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we receive such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these.

        Cancellation of indebtedness income and gross income from a sale of property that we hold primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, gains from "hedging transactions," as defined in "—Hedging Transactions," that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

        The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to us.

        Rents from Real Property.    Rent that we receive for the use of our real property will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

        First, the rent must not be based in whole or in part on the income or profits of any person. However, participating rent will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages generally:

  •
  are fixed at the time the leases are entered into;

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  are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits; and

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  conform with normal business practice.

We intend to set and accept rents which are fixed dollar amounts or a fixed percentage of gross revenue, and not to any extent determined by reference to any person's income or profits, in compliance with the rules above.

        Second, we generally must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any tenant, referred to as a "related-party tenant." The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. Because the constructive ownership rules are broad and it is not possible to monitor direct and indirect transfers of our stock continually, no assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified). Notwithstanding the foregoing, under an exception to the related-party tenant rule, rent that we receive from a TRS will qualify as "rents from real property" as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space.

        Third, we must not furnish or render noncustomary services, other than a de minimis amount of noncustomary services, to the tenants of our properties other than through an independent contractor from whom we do not derive or receive any income or a TRS. However, we generally may provide services directly to our tenants to the extent that such services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of noncustomary services to the tenants of a property, other than through an independent contractor from whom we do not derive or receive any income or a TRS, as long as the income attributable to the services (valued at not less than 150% of the direct cost of performing such services) does not exceed 1% of our gross income from the related property. If the rent from a lease does not qualify as "rents from real property" because we furnish noncustomary services having a value in excess of 1% of our gross income from the related property to the tenants of the property, other than through a qualifying independent contractor or a TRS, none of the rent from the property will qualify as "rents from real property." We do not intend to provide any noncustomary services to our tenants unless such services are provided through independent contractors from whom we do not derive or receive any income or TRSs.

        Fourth, rent attributable to any personal property leased in connection with a lease of real property will not qualify as "rents from real property" if the rent attributable to such personal property exceeds 15% of the total rent received under the lease. If a portion of the rent that we receive from a property does not qualify as "rents from real property" because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test.

        We intend to lease substantially all of our properties under triple-net leases with terms ranging from one to three years and pursuant to which the tenant is responsible for substantially all of the operating expenses related to the property, including taxes, maintenance, water usage and insurance. We expect our leases generally will require the tenant to pay fixed rent in advance. However, some of our leases may provide for rents based on a fixed percentage of gross revenue. We intend to structure any such leases in a manner intended to qualify the rent thereunder as "rents from real property." We do not intend to lease significant amounts of personal property pursuant to our leases. Although no authority addresses the treatment of row crop and permanent crop farmland for purposes of the REIT income tests, generally we do not expect rent received pursuant to our leases would be attributable to significant amounts of personal property for U.S. federal income tax purposes. Moreover, we do not intend to perform any services other than customary ones for our tenants unless such services are provided through independent contractors or a TRS. Accordingly, we believe rents received under our leases generally will qualify as "rents from real property" and any income attributable to noncustomary services or personal property will not jeopardize our ability to qualify as a REIT. However, there can be no assurance that the IRS would not challenge our conclusions, including the calculation of our personal property ratios, or that a court would agree with our conclusions. If such a challenge were successful, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

        Interest.    For purposes of the 75% and 95% gross income tests, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision," income attributable to such participation feature will be treated as gain from the sale of the secured property.

        We may provide senior secured first lien mortgage loans for the purchase of farmland and properties related to farming. Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. In general, under applicable Treasury Regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date we agreed to acquire or originate the loan then a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. We anticipate that the interest on our senior secured first lien mortgage loans generally would be treated as qualifying income for purposes of the 75% gross income test.

        Prohibited Transactions.    A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Net income derived from such prohibited transactions is excluded from gross income for purposes of the 75% and 95% gross income tests. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends on the facts and circumstances that exist from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction is available if the following requirements are met:

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  the REIT has held the property for not less than two years;

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  the aggregate capital expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale do not exceed 30% of the selling price of the property;

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  either (1) during the year in question, the REIT did not make more than seven property sales other than sales of foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

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  in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

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  if the REIT has made more than seven property sales (excluding sales of foreclosure property) during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

        We will attempt to comply with the terms of the foregoing safe-harbor. However, we cannot assure you that we will be able to comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business." We may hold and dispose of certain properties through a TRS if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% prohibited transactions tax will not apply to gains from the sale of property by a TRS, although such income will be taxed to the TRS at U.S. federal corporate income tax rates.

        Foreclosure Property.    We generally will be subject to tax at the maximum corporate rate on any net income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test. Gross income from foreclosure property will qualify under the 75% and 95% gross income tests.

        Hedging Transactions.    From time to time, we or our subsidiaries may enter into hedging transactions with respect to one or more of our or our subsidiaries' assets or liabilities. Our or our subsidiaries' hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from "hedging transactions" will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A "hedging transaction" means either (1) any transaction entered into in the normal course of our or our subsidiaries' trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that is excluded from gross income or qualifies for purposes of either or both of the gross income tests.

        Failure to Satisfy Gross Income Tests.    We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

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  our failure to meet the applicable test is due to reasonable cause and not to willful neglect; and

  •
  following such failure for any taxable year, we file a schedule of the sources of our income with the IRS in accordance with the Treasury Regulations.

        We cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. In addition, as discussed above in "—Taxation of Our Company," even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the amount by which we fail the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

        To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

        First, under the "75% asset test," at least 75% of the value of our total assets generally must consist of:

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  cash or cash items, including certain receivables and certain money market funds;

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  government securities;

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  interests in real property, including leaseholds and options to acquire real property and leaseholds;

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  interests in mortgage loans secured by real property;

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  stock or shares of beneficial interest in other REITs; and

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  investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

        Second, under the "5% asset test," of our assets that are not qualifying assets for purposes of the 75% asset test described above, the value of our interest in any one issuer's securities may not exceed 5% of the value of our total assets.

        Third, of our assets that are not qualifying assets for purposes of the 75% asset test described above, we may not own more than 10% of the voting power of any one issuer's outstanding securities, or the "10% vote test," or more than 10% of the value of any one issuer's outstanding securities, or the "10% value test."

        Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

        Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

        For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term "securities" does not include securities that qualify under the 75% asset test, securities of a TRS and equity interests in an entity taxed as a partnership for U.S. federal income tax purposes. For purposes of the 10% value test, the term "securities" also does not include: certain "straight debt" securities; any loan to an individual or an estate; most rental agreements and obligations to pay rent; any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes in which we are an owner to the extent of our proportionate interest in the debt and equity securities of the entity; and any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes if at least 75% of the entity's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in "—Gross Income Tests."

        As noted above, we may provide senior secured first lien mortgage loans for the purchase of farmland and properties related to farming. Although the law is not entirely clear, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to acquire or originate the loan, a portion of the loan likely will be a non-qualifying asset for purposes of the 75% asset test. Unless the loan falls within one of the exceptions referenced in the previous paragraph, the non-qualifying portion of such a loan may be subject to, among other requirements, the 10% value test. IRS Revenue Procedure 2011-16 provides a safe harbor under which the IRS has stated that it will not challenge a REIT's treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of: (1) the fair market value of the real property securing the loan determined as of the date the REIT committed to acquire the loan; or (2) the fair market value of the loan on the date of the relevant quarterly REIT asset testing date. Under the safe harbor, when the current value of a mortgage loan exceeds the fair market value of the real property that secures the loan, determined as of the date we committed to acquire or originate the loan, the excess will be treated as a non-qualifying asset. We anticipate that our senior secured first lien mortgage loans generally would be treated as qualifying assets for the 75% asset test.

        We believe that the assets that we will hold after consummation of this offering satisfy the foregoing asset test requirements. We will not obtain, nor are we required to obtain under the U.S. federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

        Failure to Satisfy Asset Tests.    We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. Nevertheless, if we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

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  we satisfied the asset tests at the end of the preceding calendar quarter; and

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  the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not caused, in part or in whole, by the acquisition of one or more non-qualifying assets.

        If we did not satisfy the condition described in the second bullet point immediately above, we still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

        In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT status if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, we will not lose our REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset causing the failure with the IRS, (3) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, and (4) we pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Annual Distribution Requirements

        Each taxable year, we must make distributions, other than capital gain dividend distributions and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

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  the sum of:

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  90% of our "REIT taxable income," computed without regard to the dividends paid deduction and excluding any net capital gain, and

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  90% of our after-tax net income, if any, from foreclosure property, minus

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  the sum of certain items of non-cash income.

        Generally, we must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November, or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. In both instances, these distributions relate to our prior taxable year for purposes of the annual distribution requirement to the extent of our earnings and profits for such prior taxable year.

        We will pay U.S. federal income tax on any taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

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  85% of our REIT ordinary income for the year,

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  95% of our REIT capital gain net income for the year, and

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  any undistributed taxable income from prior years,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed.

        We may elect to retain and pay U.S. federal income tax on the net long-term capital gain that we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirement and to minimize U.S. federal corporate income tax and avoid the 4% nondeductible excise tax.

        It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain from an entity taxed as a partnership for U.S. federal income tax purposes in which we own an interest that is attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to make distributions to our stockholders that are sufficient to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the annual distribution requirement. In such a situation, we may need to borrow funds or issue additional stock or, if possible, pay dividends consisting, in whole or in part, of our stock or debt securities.

        In order for distributions to be counted as satisfying the annual distribution requirement applicable to REITs and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

        Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based on the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

        We must maintain certain records in order to qualify as a REIT. To avoid paying monetary penalties, we must demand, on an annual basis, information from certain of our stockholders designed to disclose the actual ownership of our outstanding stock, and we must maintain a list of those persons failing or refusing to comply with such demand as part of our records. A stockholder that fails or refuses to comply with such demand is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. We intend to comply with these recordkeeping requirements.

Failure to Qualify as a REIT

        If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions available under the Code for a failure of the gross income tests and asset tests, as described in "—Gross Income Tests" and "—Asset Tests."

        If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to U.S. federal income tax on our taxable income at U.S. federal corporate income tax rates and any applicable alternative minimum tax. In calculating our taxable income for a year in which we failed to qualify as a REIT, we would not be able to deduct amounts distributed to our stockholders, and we would not be required to distribute any amounts to our stockholders for that year. Unless we qualified for relief under the statutory relief provisions described in the preceding paragraph, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to maintain our qualification as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

        For purposes of our discussion, the term "U.S. stockholder" means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

  an individual citizen or resident of the United States for U.S. federal income tax purposes;

  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

        If an entity or arrangement taxed as a partnership for U.S. federal income tax purposes (a "partnership") holds our common stock, the U.S. federal income tax treatment of an owner of the partnership generally will depend on the status of the owner and the activities of the partnership. Partnerships and their owners should consult their tax advisors regarding the consequences of the ownership and disposition of our common stock by the partnership.

        Distributions.    If we qualify as a REIT, distributions made out of our current and accumulated earnings and profits that we do not designate as capital gain dividends will be ordinary dividend income to taxable U.S. stockholders. A corporate U.S. stockholder will not qualify for the dividends-received deduction generally available to corporations. Our ordinary dividends also generally will not qualify for the preferential long-term capital gain tax rate applicable to "qualified dividends" unless certain holding period requirements are met and such dividends are attributable to (i) qualified dividends received by us from non-REIT corporations, such as any TRSs, or (ii) income recognized by us and on which we have paid U.S. federal corporate income tax. We do not expect a meaningful portion of our ordinary dividends to be eligible for taxation as qualified dividends.

        Any distribution we declare in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any of those months and is attributable to our current and accumulated earnings and profits for such year will be treated as paid by us and received by the U.S. stockholder on December 31 of that year, provided that we actually pay the distribution during January of the following calendar year.

        Distributions to a U.S. stockholder which we designate as capital gain dividends generally will be treated as long-term capital gain, without regard to the period for which the U.S. stockholder has held our stock. A corporate U.S. stockholder may be required to treat up to 20% of certain capital gain dividends as ordinary income.

        We may elect to retain and pay U.S. federal corporate income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to our stockholders, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the U.S. federal corporate income tax we paid. The U.S. stockholder would increase its basis in our common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the U.S. federal corporate income tax we paid.

        A U.S. stockholder will not incur U.S. federal income tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the U.S. stockholder's adjusted basis in our common stock. Instead, the distribution will reduce the U.S. stockholder's adjusted basis in our common stock. The excess of any distribution to a U.S. stockholder over both its share of our current and accumulated earnings and profits and its adjusted basis will be treated as capital gain and long-term capital gain if the stock has been held for more than one year.

        We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that taxable year that constitute ordinary income, return of capital and capital gain.

        Dispositions.    In general, a U.S. stockholder will recognize gain or loss on the sale or other taxable disposition of our stock in an amount equal to the difference between (i) the sum of the fair market value of any property and the amount of cash received in such disposition and (ii) the U.S. stockholder's adjusted tax basis in such stock. Such gain or loss generally will be long-term capital gain or loss if the U.S. stockholder has held such stock for more than one year and short-term capital gain or loss otherwise. However, a U.S. stockholder must treat any loss on a sale or exchange of our common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes on a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition. Capital losses generally are available only to offset capital gains of the stockholder except in the case of individuals, who may offset up to $3,000 of ordinary income each year.

        Other Considerations.    U.S. stockholders may not include in their individual U.S. federal income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any "passive activity losses" against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations.

        Tax Rates.    The maximum U.S. federal income tax rate on ordinary income and short-term capital gains applicable to U.S. stockholders that are taxed at individual rates currently is 39.6%, and the maximum U.S. federal income tax rate on long-term capital gains applicable to U.S. stockholders that are taxed at individual rates currently is 20%. However, the maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property" (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were "section 1245 property" (i.e., generally, depreciable personal property). We generally will designate whether a distribution that we designate as a capital gain dividend (and any retained capital gain that we are deemed to distribute) is attributable to the sale or exchange of "section 1250 property."

        Additional Medicare Tax.    Certain U.S. stockholders, including individuals, estates and trusts, will be subject to an additional 3.8% tax, which, for individuals, applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains.

Taxation of Tax-Exempt Stockholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts, or "qualified trusts," and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their "unrelated business taxable income," or UBTI. Amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance its acquisition of our common stock with debt, a portion of the distribution that it received from us would constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.

        Finally, in certain circumstances, a qualified trust that owns more than 10% of the value of our stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income that we derive from unrelated trades or businesses, determined as if we were a qualified trust, divided by our total gross income for the year in which we pay the dividends. Such rule applies to a qualified trust holding more than 10% of the value of our stock only if:

  we are classified as a "pension-held REIT"; and

  the amount of gross income that we derive from unrelated trades or businesses for the year in which we pay the dividends, determined as if we were a qualified trust, is at least 5% of our total gross income for such year.

We will be classified as a "pension-held REIT" if:

  we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the qualified trust to be treated as holding our stock in proportion to their actuarial interests in the qualified trust; and

  either:

    one qualified trust owns more than 25% of the value of our stock; or

    a group of qualified trusts, of which each qualified trust holds more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

        For purposes of our discussion, the term "non-U.S. stockholder" means a beneficial owner of our common stock that is not a U.S. stockholder, an entity or arrangement taxed as a partnership for U.S. federal income tax purposes or a tax-exempt stockholder. The rules governing U.S. federal income taxation of non-U.S. stockholders, including nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders, are complex. This section is only a summary of certain of those rules.

        We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on the acquisition, ownership and disposition of our common stock, including any reporting requirements.

        Distributions.    Distributions to a non-U.S. stockholder (i) out of our current and accumulated earnings and profits, (ii) not attributable to gain from our sale or exchange of a "United States real property interest," or a USRPI, and (iii) not designated by us as a capital gain dividend will be subject to a withholding tax at a rate of 30% unless:

  a lower treaty rate applies and the non-U.S. stockholder submits an IRS Form W-8BEN to us evidencing eligibility for that reduced rate; or

  the non-U.S. stockholder submits an IRS Form W-8ECI to us claiming that the distribution is income effectively connected to a U.S. trade or business of such stockholder.

        A non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business in the same manner as a U.S. stockholder. In addition, a corporate non-U.S. stockholder may be subject to a 30% branch profits tax with respect to any such distribution.

        A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such excess does not exceed such non-U.S. stockholder's adjusted basis in our common stock. Instead, the excess portion of such distribution will reduce the non-U.S. stockholder's adjusted basis in our common stock. The excess of a distribution over both our current and accumulated earnings and profits and the non-U.S. stockholder's adjusted basis in our common stock will be taxed, if at all, as gain from the sale or disposition of our common stock. See "—Dispositions" below. Under FIRPTA (discussed below), we may be required to withhold 10% of the portion of any distribution that exceeds our current and accumulated earnings and profits.

        Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we may withhold tax at a rate of 30% (or such lower rate as may be provided under an applicable tax treaty) on the entire amount of any distribution. To the extent that we do not do so, we nevertheless may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. A non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

        Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, distributions attributable to capital gains from the sale or exchange by us of USRPIs are treated like income effectively connected with the conduct of a U.S. trade or business, generally are subject to U.S. federal income taxation in the same manner and at the same rates applicable to U.S. stockholders and, with respect to corporate non-U.S. stockholders, may be subject to a 30% branch profits tax. However, these distributions will not be subject to tax under FIRPTA, and will instead be taxed in the same manner as distributions described above, if:

  •
  the distribution is made with respect to a class of shares regularly traded on an established securities market in the United States; and

  •
  the non-U.S. stockholder does not own more than 5% of such class at any time during the year within which the distribution is received.

        We expect that our common stock will be regularly traded on an established securities market in the United States following this offering. If our common stock is not regularly traded on an established securities market in the United States or if a non-U.S. stockholder owned more than 5% of our outstanding common stock any time during the one-year period preceding the distribution, capital gain distributions to such non-U.S. stockholder attributable to our sales of USRPIs would be subject to tax under FIRPTA. We are required to withhold 35% of any distribution to a non-U.S. stockholder owning more than 5% of the relevant class of shares that could be designated by us as a capital gain dividend. Any amount so withheld is creditable against the non-U.S. stockholder's U.S. federal income tax liability.

        A distribution to a non-U.S. stockholder attributable to capital gains from the sale or exchange of non-USRPIs will not be subject to U.S. federal income taxation unless such distribution is effectively connected with a U.S. trade or business conducted by such U.S. stockholder, in which case such distribution generally would be subject to U.S. federal income taxation in the same manner and at the same rates applicable to U.S. stockholders and, with respect to corporate non-U.S. stockholders, may be subject to a 30% branch profits tax.

        Although not free from doubt, amounts we designate as retained capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent the non-U.S. stockholder's proportionate share of such tax paid by us exceeds its actual U.S. federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

        Dispositions.    Non-U.S. stockholders may incur tax under FIRPTA with respect to gain recognized on a disposition of our common stock unless one of the applicable exceptions described below applies. Any gain subject to tax under FIRPTA generally will be taxed in the same manner as it would be in the hands of U.S. stockholders, except that corporate non-U.S. stockholders also may be subject to a 30% branch profits tax. In addition, the purchaser of such common stock could be required to withhold 10% of the purchase price for such stock and remit such amount to the IRS.

        Non-U.S. stockholders generally will not incur tax under FIRPTA with respect to gain on a sale of our common stock as long as, at all times during a specified testing period, we are "domestically controlled," i.e., non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding stock. We cannot assure you that we will be domestically controlled. In addition, even if we are not domestically controlled, if our common stock is "regularly traded" on an established securities market, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our outstanding common stock at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of our common stock. We expect that shares of our common stock will be "regularly traded" on an established securities market following this offering. Accordingly, we expect that a non-U.S. stockholder that has not owned more than 5% of our common stock at any time during the five-year period prior to such sale will not incur tax under FIRPTA on gain from a sale of our common stock.

        A non-U.S. stockholder generally will incur tax on gain from a disposition of our common stock not subject to FIRPTA if:

  the gain is effectively connected with the conduct of the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder generally will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax; or

  the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the non-U.S. stockholder generally will incur a 30% tax on its capital gains.

Information Reporting Requirements and Backup Withholding

        We will report to our stockholders and to the IRS the amount of distributions that we pay during each calendar year, and the amount of tax that we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding (at a rate of 28%) with respect to distributions unless the stockholder:

  is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

  provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

        A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's U.S. federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

        Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that such non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a "U.S. person" that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption of our common stock that occurs outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that demonstrates that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition of our stock by a non-U.S. stockholder made by or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder's U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

FATCA

        The Foreign Account Tax Compliance Act ("FATCA") imposes a U.S. federal withholding tax on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied. FATCA generally imposes a U.S. federal withholding tax at a rate of 30% on dividends on, and gross proceeds from the sale or other disposition of, our stock if paid to a foreign entity unless either (i) the foreign entity is a "foreign financial institution" that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a "foreign financial institution" and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA. If we determine withholding is appropriate in respect of our common stock, we may withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. However, under delayed effective dates provided for in the Treasury Regulations and other IRS guidance, such required withholding will not begin until July 1, 2014 with respect to dividends on our common stock, and January 1, 2017 with respect to gross proceeds from a sale or other disposition of our common stock.

        If withholding is required under FATCA on a payment related to our common stock, holders of our common stock that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). You should consult your own tax advisor regarding the effect of FATCA on an investment in our common stock.

Tax Aspects of Our Investments in Our Operating Partnership and Other Subsidiary Partnerships

        The following discussion summarizes the material U.S. federal income tax considerations that are applicable to our direct and indirect investments in our operating partnership and our other subsidiaries that are taxed as partnerships for U.S. federal income tax purposes, each individually referred to as a "Partnership" and, collectively, as the "Partnerships." The following discussion does not address state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Partnerships

        We are required to include in our income our distributive share of each Partnership's income and to deduct our distributive share of each Partnership's losses but only if such Partnership is classified for U.S. federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners, as determined for U.S. federal income tax purposes, will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

  •
  is treated as a partnership under the Treasury Regulations relating to entity classification, or the "check-the-box regulations"; and

  •
  is not a "publicly traded partnership."

        Under the check-the-box regulations, an unincorporated entity with at least two owners may elect to be classified either as an association taxable as a corporation or as a partnership for U.S. federal income tax purposes. If such an entity does not make an election, it generally will be taxed as a partnership for U.S. federal income tax purposes. Our operating partnership intends to be classified as a partnership for U.S. federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

        A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership's gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the "90% passive income exception." The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner's interest in the entity is attributable to the entity's direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any Partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such Partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes.

        We have not requested, and do not intend to request, a ruling from the IRS that any Partnership is or will be classified as a partnership for U.S. federal income tax purposes. If, for any reason, a Partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we may not be able to qualify as a REIT, unless we qualify for certain statutory relief provisions. See "—Gross Income Tests" and "—Asset Tests." In addition, any change in a Partnership's status for U.S. federal income tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See "—Annual Distribution Requirements." Further, items of income and deduction of such Partnership would not pass through to us, and we would be treated as a stockholder for U.S. federal income tax purposes. Consequently, such Partnership would be required to pay income tax at U.S. federal corporate income tax rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing such Partnership's taxable income.

Income Taxation of the Partnerships and Their Partners

        Partners, Not the Partnerships, Subject to Tax.    A Partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our distributive share of each Partnership's income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution that is less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

        Partnership Allocations.    Although an agreement among the owners of an entity taxed as a partnership for U.S. federal income tax purposes generally will determine the allocation of income and losses among the owners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the "partners' interests in the partnership," which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the owners with respect to such item.

        Tax Allocations With Respect to Contributed Properties.    Income, gain, loss, and deduction attributable to appreciated or depreciated property contributed to an entity taxed as a partnership for U.S. federal income tax purposes in exchange for an interest in such entity must be allocated for U.S. federal income tax purposes in a manner such that the contributing owner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the "704(c) Allocations"). The amount of such unrealized gain or unrealized loss, referred to as "built-in gain" or "built-in loss," at the time of contribution is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at that time, referred to as a book-tax difference.

        A book-tax difference attributable to depreciable property generally is decreased on an annual basis as a result of the allocation of depreciation deductions to the contributing owner for book purposes, but not for tax purposes. The Treasury Regulations require entities taxed as partnerships for U.S. federal income tax purposes to use a "reasonable method" for allocating items with respect to which there is a book-tax difference and outline several reasonable allocation methods.

        Any gain or loss recognized by a partnership on the disposition of contributed properties generally will be allocated first to the partners of the partnership who contributed such properties to the extent of their built-in gain or loss on those properties for U.S. federal income tax purposes, as adjusted to take into account reductions in book-tax differences described in the previous paragraph. Any remaining gain or loss recognized by the partnership on the disposition of the contributed properties generally will be allocated among the partners in accordance with their partnership agreement unless such allocations and agreement do not satisfy the requirements of applicable Treasury Regulations, in which case such allocation will be made in accordance with the "partners' interests in the partnership."

        We expect to treat the transfer of our initial properties by the prior investors to our operating partnership as a contribution of such properties pursuant to which our operating partnership will receive a "carryover" tax basis in such properties. As a result, such properties may have significant built-in gain or loss subject to Section 704(c). We expect our operating partnership will adopt the "traditional" method for purposes of allocating items with respect to any book-tax difference attributable to such built-in gain or loss. Under the "traditional method," as well as certain other reasonable methods available to us, built-in gain or loss with respect to our depreciable properties (i) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than for economic purposes and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic gain allocated to us as a result of such sale, with a corresponding tax benefit to the contributing partners. We do not expect material amounts of our initial properties will consist of depreciable properties for U.S. federal income tax purposes, although we can provide no assurances that properties acquired by us in the future will not be depreciable.

        Basis in Partnership Interest.    Our adjusted tax basis in any Partnership interest we own generally will be:

  •
  the amount of cash and the basis of any other property we contribute to the Partnership;

  •
  increased by our distributive share of the Partnership's income (including tax-exempt income) and any increase in our allocable share of indebtedness of the Partnership; and

  •
  reduced, but not below zero, by our distributive share of the Partnership's loss (including any non-deductible items), the amount of cash and the basis of property distributed to us, and any reduction in our allocable share of indebtedness of the Partnership.

        Loss allocated to us in excess of our basis in a Partnership interest will not be taken into account for U.S. federal income tax purposes until we again have basis sufficient to absorb the loss. A reduction of our allocable share of Partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis in the Partnership interest. Distributions, including constructive distributions, in excess of the basis of our Partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

        Sale of a Partnership's Property.    Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Our share of any Partnership's gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction subject to a 100% tax. See "—Gross Income Tests."

Possible Legislative or Other Actions Affecting Tax Consequences

        Prospective stockholders should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations of these laws could adversely affect the tax consequences of your investment.

State and Local Taxes

        We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

UNDERWRITING

                                                 ,                                         and                                         are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares

Total

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount

Proceeds, before expenses, to us	$	$	$

        The expenses of this offering, not including the underwriting discount, are estimated at approximately $         million and are payable by us.

Over-Allotment Option

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares at the public offering price, less the underwriting discount, solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of each of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

        However, with respect to our directors and executive officers, the restrictions described above shall not apply to bona fide gifts or transfers to family members or trusts for the direct or indirect benefit of the director or executive officer or his or her family members, provided in each case that the transferee agrees in writing to be bound by the terms of the lock-up agreement and will also not apply for shares sold in certain instances based on withholding taxes for maturity of restricted stock.

Listing

        We expect to apply to have our common stock listed on the NYSE under the symbol "FPI." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the            , in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. See "Use of Proceeds."

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

EXPERTS

        The financial statements of FP Land LLC as of December 31, 2011 and December 31, 2012 and for each of the two years in the period ended December 31, 2012 and the financial statements of Astoria Farms as of December 31, 2011 and December 31, 2012 and for each of the two years in the period ended December 31, 2012 and the audited historical summary of revenues and certain expenses of Matulka and Stanbra/Zeller included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the issuance of the common stock offered hereby and certain federal income tax matters will be passed upon for us by Morrison & Foerster LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Hunton & Williams LLP.

WHERE YOU CAN FIND MORE INFORMATION

        We maintain a website at www.farmlandpartners.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

        We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC's website, www.sec.gov.

        AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND PERIODIC REPORTING REQUIREMENTS OF THE EXCHANGE ACT AND WILL FILE PERIODIC REPORTS AND OTHER INFORMATION WITH THE SEC. THESE PERIODIC REPORTS AND OTHER INFORMATION WILL BE AVAILABLE FOR INSPECTION AND COPYING AT THE SEC'S PUBLIC REFERENCE FACILITIES AND THE WEBSITE OF THE SEC REFERRED TO ABOVE.

Farmland Partners Inc.

Pro Forma Consolidated Financial Statements

(unaudited)

        Farmland Partners Inc. (together with its consolidated subsidiaries, the "Company," "we," "our" or "us") is a Maryland corporation that was formed on September 27, 2013 to succeed to the business of FP Land LLC, a Delaware limited liability company ("FP Land" or our "Predecessor"). The Company has had no corporate or business activity since its formation other than (i) the issuance of                shares of common stock, par value $0.01 per share ("Common Stock"), for $            in cash in connection with the Company's initial capitalization and (ii) activities in preparation for the Company's initial public offering of its Common Stock (the "Offering") and the formation transactions. Farmland Partners Operating Partnership, LP (our "Operating Partnership") was formed as a Delaware limited partnership on September 27, 2013. Upon completion of the Offering and the related formation transactions described below, we expect our operations to be carried on through our Operating Partnership. At such time, we, as the sole general partner of our Operating Partnership, will own        % of, and will have control of, our Operating Partnership. Accordingly, we will consolidate the assets, liabilities and results of operations of our Operating Partnership.

        The accompanying pro forma consolidated financial statements include the operations and assets of our Predecessor, which owns 100% of the equity interests in two entities (the "Ownership Entities") that directly wholly own the 38 farms and three grain storage facilities that will comprise our initial portfolio. Concurrently with the completion of the Offering, FP Land will merge with and into our Operating Partnership (with our Operating Partnership surviving), which we refer to as the FP Land Merger. As a result, our Operating Partnership will own 100% of the equity interests of the Ownership Entities. In connection with the FP Land Merger, we will issue an aggregate of            common units in our Operating Partnership ("OP Units"), having an aggregate value of approximately $             million, to the prior owners of FP Land.

        Our acquisition of the Ownership Entities in connection with our formation transactions will represent a transaction between entities under common control because Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, owns a controlling interest in each of the Ownership Entities. As a result, our acquisition of the Ownership Entities will be recorded at our Predecessor's historical cost.

        The unaudited pro forma consolidated financial statements have been derived from our Predecessor's historical combined consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet as of September 30, 2013 is presented to reflect adjustments to the Predecessor's historical combined consolidated balance sheet as of September 30, 2013 as if the Offering and the related formation transactions were completed on September 30, 2013. The unaudited pro forma consolidated income statement for the year ended December 31, 2012 is presented as if the Offering and the related formation transactions were completed on January 1, 2012. The unaudited pro forma consolidated income statement for the nine months ended September 30, 2013 is presented as if the Offering and the related formation transactions were completed on January 1, 2013.

        The following unaudited pro forma consolidated financial statements should be read in conjunction with (i) the Predecessor's historical combined consolidated financial statements at September 30, 2013 (unaudited) and December 31, 2012 and 2011, for the nine months ended September 30, 2013 (unaudited) and for the years ended December 31, 2012 and 2011 and (ii) the "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" sections in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are

Farmland Partners Inc.

Pro Forma Consolidated Financial Statements (Continued)

(unaudited)

reasonable. The following unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of (1) what our actual financial position would have been as of September 30, 2013 assuming the Offering and the related formation transactions had all been completed on September 30, 2013, (2) what actual results of operations would have been for the nine months ended September 30, 2013 or the year ended December 31, 2012 assuming the Offering and the related formation transactions were completed as of the beginning of the periods presented, or (3) our future results of operations or financial condition as of any future date or for any future period, as applicable.

Farmland Partners Inc.

Pro Forma Consolidated Balance Sheet

September 30, 2013

(unaudited)

	Farmland Partners Inc.		Predecessor		Pro Forma Adjustments	Pro Forma Before Offering	Proceeds From Offering	Use of Proceeds	Other Pro Forma Adjustments		Company Pro Forma
	A		B				C
Assets
Land		$—	$
Grain facilities		—
Drainage improvements		—
Irrigation improvements		—

Real estate, at cost		—
Accumulated depreciation		—

Total real estate, net		—
Cash and cash equivalents
Deferred financing fees, net		—
Accounts receivable		—

Total Assets	$		$

Liabilities
Mortgage notes payable		$—	$
Secured credit facility		—		—						D
Accrued interest		—
Accrued property taxes		—

Total Liabilities		—

Equity
Predecessor equity
Non-controlling interest in operating partnership		—		—						E

Total Equity

Total Liabilities and Equity	$		$

Farmland Partners Inc.

Pro Forma Consolidated Income Statement

For the Nine Months Ended September 30, 2013

(unaudited)

	Farmland Partners Inc.	Predecessor	Pro Forma Contractual Rent Adjustments	Other Pro Forma Adjustments		Pro Forma Before Offering	Other Pro Forma Adjustments		Company Pro Forma
	AA	BB	CC
Operating Revenues
Rental income	$—	$
Tenant reimbursements	—

Total operating revenues	—

Expenses
Depreciation	—
Property taxes	—
Acquisition costs	—
Professional fees	—
Insurance	—
Travel	—
Bookkeeping	—
General and administrative	—	—						EE

Total operating expenses	—

Operating income	—
Interest expense	—				DD

Income from continuing operations	$—	$

Income from continuing operations attributable to non-controlling interests—operating partnership										FF

Income from continuing operations available to common stockholders

Pro forma per share:
Income from continuing operations available to common stockholders:
Basic										GG

Diluted										GG

Pro forma weighted average common shares outstanding:
Basic

Diluted

Farmland Partners Inc.

Consolidated Pro Forma Income Statement

For the Year Ended December 31, 2012

(unaudited)

	Farmland Partners Inc.	Predecessor	Pro Forma Contractual Rent Adjustments	Other Pro Forma Adjustments		Pro Forma Before Offering	Other Pro Forma Adjustments		Company Pro Forma
	AA	BB	CC
Operating Revenues
Rental income	$—	$
Tenant reimbursements	—

Total operating revenues	—

Expenses
Depreciation	—
Property taxes	—
Acquisition costs	—
Professional fees	—
Insurance	—
Travel	—
Repairs
Bookkeeping	—
General and administrative	—	—						EE

Total operating expenses	—

Operating income	—
Interest expense	—				DD

Income from continuing operations	$—	$

Income from continuing operations attributable to non-controlling interests—operating partnership										FF

Income from continuing operations available to common stockholders

Pro forma per share:
Income from continuing operations available to common stockholders:
Basic										GG

Diluted										GG

Pro forma weighted average common shares outstanding:
Basic

Diluted

Farmland Partners Inc.

Pro Forma Consolidated Financial Statements

(unaudited)

1. Adjustments to the Pro Forma Consolidated Balance Sheet

(A)
Represents the historical consolidated balance sheet of Farmland Partners Inc. and subsidiaries as of September 30, 2013.

(B)
Reflects a historical combined consolidated balance sheet of our Predecessor, FP Land LLC, as of September 30, 2013.

(C)
Reflects gross proceeds from the Offering of $         million, which will be reduced by $         million to reflect underwriters' discounts and commissions and other costs of the Offering and the formation transactions payable by us, resulting in net proceeds to us of $         million. These costs will be charged against the gross offering proceeds upon completion of the Offering. As of September 30, 2013, $         million of these fees had been incurred by our Predecessor. A summary is as follows (in thousands):

Gross Proceeds
Less:
Underwriters' discount
Transaction costs
Transactions costs incurred by our Predecessor through September 30, 2013

Net proceeds

(D)
In connection with the Offering, we expect to enter into an agreement for a $         million secured credit facility, which we expect to be undrawn at the completion of the Offering. In connection with this credit facility, we expect to incur $         million in financing fees, which will be amortized over the life of the credit facility as an adjustment to interest expense.

(E)
Represents the reclassification of Predecessor equity to Non-controlling Interests in our Operating Partnership. OP Units are classified as non-controlling interests in permanent equity in the pro forma consolidated balance sheet because holders of OP Units have the right, pursuant to the Amended and Restated Agreement of Limited Partnership of our Operating Partnership, to cause our Operating Partnership to redeem such OP Units for cash, or solely at our election and within our control, for shares of Common Stock, on a one-for-one basis. The OP Units are adjusted to the greater of carrying value or fair market value based on the price of shares of our Common Stock at the end of each respective reporting period. For purposes of this pro forma consolidated balance sheet, the fair market value of our Common Stock is assumed based upon the price of our Common Stock on the date of the completion of the Offering.

2. Adjustments to the Pro Forma Consolidated Income Statement

(AA)
Represents the historical consolidated statements of operations of Farmland Partners Inc. and subsidiaries for the nine months ended September 30, 2013 and for the year ended December 31, 2012.

(BB)
Reflects the historical combined consolidated statements of operations of our Predecessor for the nine months ended September 30, 2013 and for the year ended December 31, 2012.

Farmland Partners Inc.

Pro Forma Consolidated Financial Statements (Continued)

(unaudited)

2. Adjustments to the Pro Forma Consolidated Income Statement (Continued)

(CC)
In connection with the formation transactions, the existing leases between our Predecessor and entities controlled by Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, for 36 of the 38 farms and the three grain storage facilities in our initial portfolio will be terminated, and we will enter into new triple-net leases with these same tenants with terms ranging from one to three years. The pro forma adjustments reflect the contractual rental income based on the new leases, less the historical rental income paid to our Predecessor by the current tenants, as calculated below:

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Contractual rental income from new leases
Less: Predecessor rental income

Pro forma adjustment to contractual rental income

(DD)
Reflects adjustments to interest expense as a result of refinancings completed by our Predecessor. During the nine months ended September 30, 2013, our Predecessor refinanced some of its outstanding indebtedness, paying off $30,520,814 of loans with the proceeds of a new $34,500,000 mortgage note with a financial institution at a variable interest rate (equal to LIBOR plus 2.59%, subject to a minimum annual rate of 2.80%, adjustable monthly, initially 2.80%), maturing March 2016. Interest on this mortgage note has been calculated using a 2.8% interest rate. In June 2013, our Predecessor financed a land purchase with a $688,000 mortgage note with a financial institution at a 4% interest rate, maturing April 2018. A summary of the adjustments to interest expense is as follows (in thousands):

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Interest expense on repaid mortgage loans
Interest expense on mortgage note maturing March 2016
Interest expense on mortgage note maturing April 2018
Financing costs

Net adjustment to interest expense

(EE)
We expect to incur additional general and administrative expense as a result of becoming a public company, including but not limited to incremental salaries and equity incentives, board of directors fees and expenses, director's and officer's insurance, Sarbanes-Oxley Act of 2002 compliance costs, and incremental legal, audit and tax fees. We have included $         million and $         million of non-cash stock-based compensation expense for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, based on equity awards to be granted to our directors, officers and consultant upon completion of the Offering, and amounts corresponding to services and expenses under contract as an adjustment in the pro

Farmland Partners Inc.

Pro Forma Consolidated Financial Statements (Continued)

(unaudited)

2. Adjustments to the Pro Forma Consolidated Income Statement (Continued)

    forma consolidated income statements as additional general and administrative expenses, without duplication, to the general and administrative expenses appearing in the Predecessor's statements of operations. Our noncash stock-based compensation awards are subject to time-based vesting in equal installments over            years from the date of grant. We estimate that there will be $         million of additional incremental expenses of being a public company in excess of our Predecessor's historical general and administrative expenses, which have been excluded from the unaudited pro forma consolidated income statement as they represent a forward-looking estimate.

(FF)
Reflects the allocation of income from continuing operations attributable to non-controlling interests in our Operating Partnership issued as part of the Offering and the formation transactions.

(GG)
Pro forma earnings (loss) per share—basic and diluted are calculated by dividing pro forma consolidated net income (loss) available to the Company's stockholders by the number of shares of Common Stock issued in the Offering. Set forth below is a reconciliation of pro forma weighted average shares outstanding:

Number of shares of Common Stock issued in the Offering
Number of restricted shares of Common Stock issuable to our directors, officers and consultant upon completion of the Offering
Number of OP Units issued in the formation transactions

Total

FP Land LLC

Combined Consolidated Balance Sheets

As of September 30, 2013 (unaudited) and December 31, 2012

	September 30, 2013	December 31, 2012
ASSETS
Land	$34,693,573	$33,546,385
Grain facilities	2,507,416	2,307,416
Drainage improvements	779,975	779,975
Irrigation improvements	719,065	522,707

Real estate, at cost	38,700,029	37,156,483
Less accumulated depreciation	(410,500)	(301,927)

Total real estate, net	38,289,529	36,854,556

Cash	55,820	42,955
Deferred financing fees, net	127,865	16,312
Accounts receivable	1,339,935	—

TOTAL ASSETS	$39,813,149	$36,913,823

LIABILITIES AND EQUITY
Mortgage notes payable	$43,179,904	$36,198,731
Accrued interest	389,665	233,398
Accrued property taxes	110,778	148,326

Total liabilities	43,680,347	36,580,455

Commitments and contingencies
MEMBERS' EQUITY
Members' (deficit) equity	(3,867,198)	333,368

Total (deficit) equity	(3,867,198)	333,368

TOTAL LIABILITIES AND EQUITY	$39,813,149	$36,913,823

See accompanying notes.

FP Land LLC

Combined Consolidated Statements of Operations

For the Nine Months Ended September 30, 2013 and 2012

(unaudited)

	September 30, 2013	September 30, 2012
OPERATING REVENUES
Rental income	$1,704,046	$1,391,495
Tenant reimbursements	166,441	152,041

Total operating revenues	1,870,487	1,543,536

OPERATING EXPENSES
Depreciation	108,573	87,486
Property taxes	140,434	131,536
Acquisition costs	14,692	4,269
Professional fees	12,094	14,155
Insurance	665	8,430
Travel	21,868	33,394
Repairs	—	9,945
Bookkeeping	1,750	1,750

Total operating expenses	300,076	290,965

OPERATING INCOME	1,570,411	1,252,571

OTHER INCOME (EXPENSE)
Interest expense	(1,001,252)	(862,380)

Total other expense	(1,001,252)	(862,380)

NET INCOME	$569,159	$390,191

See accompanying notes.

FP Land LLC

Combined Consolidated Statement of Members' Equity (Deficit)

For the Nine Months Ended September 30, 2013

(unaudited)

Balance at December 31, 2012	$333,368
Net income	569,159
Contributions	1,218,208
Distributions	(5,987,933)

Balance at September 30, 2013	$(3,867,198)

See accompanying notes.

FP Land LLC

Combined Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2013 and 2012

(unaudited)

	September 30, 2013	September 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$569,159	$390,191
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	108,573	87,486
Amortization of deferred financing fees	41,720	20,974
(Increase) in accounts receivable	(1,339,935)	(615,330)
Decrease in accrued property taxes	(37,548)	(10,146)
Increase in accrued interest	156,267	69,030

Net cash used in operating activities	(501,764)	(57,795)

CASH FLOWS FROM INVESTING ACTIVITIES
Real estate acquisitions	(1,147,188)	(1,760,863)
Grain facilities construction	(200,000)	—
Irrigation additions	(196,358)	(54,890)

Net cash used in investing activities	(1,543,546)	(1,815,753)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from mortgage notes payable	41,011,738	3,056,701
Repayments on mortgage notes payable	(34,030,565)	(3,268,709)
Financing fees	(153,273)	—
Contributions	1,218,208	3,349,867
Distributions	(5,987,933)	(1,270,536)

Net cash provided by financing activities	2,058,175	1,867,323

NET INCREASE (DECREASE) IN CASH	12,865	(6,225)
CASH, BEGINNING OF PERIOD	42,955	23,802

CASH, END OF PERIOD	$55,820	$17,577

Cash paid during period for interest	$803,265	$772,377

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING TRANSACTIONS
In conjunction with the Cottonwood business combination, the company assumed the following assets and liabilities:
Acquired real estate		$3,419,833
Acquired irrigation improvements		54,667
Acquired grain facilities		408,426
Property tax liability assumed		(21,420)
Accrued interest assumed		(1,091)
Debt assumed		(300,000)

Issuance of equity for Cottonwood acquisition		$3,560,415

See accompanying notes.

FP Land LLC

Notes to Combined Consolidated Financial Statements

(unaudited)

Note 1—Organization and Significant Accounting Policies

        FP Land LLC (the "Company"), which was organized in September 2013, is a Delaware limited liability company that owns 100% of the equity interests in each of PH Farms LLC, an Illinois limited liability company ("PH Land"), and Cottonwood Valley Land, LLC, a Nebraska limited liability company ("Cottonwood" and, together with PH Land, the "Ownership Entities"), both of which were organized in September 2013 and are engaged in the ownership of farmland and property related to farming in agricultural markets in Illinois, Nebraska and Colorado. The Company is the predecessor of Farmland Partners Inc., a Maryland corporation formed in September 2013 (the "REIT"). These financial statements retroactively reflect the consolidated equity ownership structure of the Company as if the Company had been formed as of January 1, 2011. The Company's financial statements for periods prior to its formation represent the operations of certain farmland and related agricultural properties owned indirectly by Pittman Hough Farms, LLC, a Colorado limited liability company ("Pittman Hough Farms"). The Company's equity structure is presented retroactively as of January 1, 2011 on the basis of common management and common ownership of the Ownership Entities by Paul A. Pittman, the Executive Chairman, President and Chief Executive Officer of the REIT. The ultimate owners of the Company are Mr. Pittman, Jesse J. Hough, and certain others who have minority ownership interests and voting rights. As used in these financial statements, unless the context otherwise requires, "we," "us" and "the Company" mean FP Land LLC, which is the predecessor of the REIT, for the periods presented.

        As of September 30, 2013, the Company owned or had a controlling interest in a portfolio of 38 farms, as well as three grain storage facilities (collectively, the "Properties"), which are consolidated in these financial statements.

        The REIT intends to file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed underwritten initial public offering (the "Offering") of its common stock. Substantially concurrently with the consummation of the Offering, which is expected to be completed in 2014, the Company will merge (the "FP Land Merger") with and into the REIT's newly formed majority-owned limited partnership, Farmland Partners Operating Partnership, LP, a Delaware limited partnership (the "Operating Partnership"), with the Operating Partnership surviving. The FP Land Merger will enable the REIT to: (1) consolidate the ownership of the Company's property portfolio under the Operating Partnership; (2) facilitate the Offering; and (3) qualify as a real estate investment trust for U.S. federal income tax purposes commencing with its short taxable year ending December 31, 2014. The REIT will not have any operating activity until the completion of the Offering and consummation of the FP Land Merger.

        The operations of the REIT will be carried on primarily through the Operating Partnership. It is the intent of the REIT to elect and qualify to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its short taxable year ending December 31, 2014. As a result of the FP Land Merger, the Operating Partnership will acquire indirect 100% ownership of interests in the Properties, and will assume certain real estate debt in exchange for the issuance to the equity owners of the Company of units of limited partnership interest in the Operating Partnership. The REIT will be self-administered and self-managed.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited)

Note 1—Organization and Significant Accounting Policies (Continued)

Principles of Combination and Consolidation

        The accompanying combined consolidated financial statements of the Company are presented on a "carve-out" basis from the consolidated financial statements of Pittman Hough Farms, based on the historical results of operations, cash flows, assets and liabilities of properties contributed to the Company. These financial statements include costs incurred directly in conjunction with the Company's assets and liabilities. They also include allocations of corporate expenses based on the following criteria: 25% of total travel costs (based on management's estimate of the actual allocation of travel expenses), consulting fees for bookkeeping, applicable third-party costs for tax filing and an allocation of liability insurance based on an estimation of cost per acre. Management believes that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what the Company's financial position, results of operations or cash flows would have been if the Company had been a stand-alone company during the periods presented. Had the Company been stand alone, it would have likely incurred additional expenses for personnel, office space and similar other general and administrative costs. As a result, historical financial information is not necessarily indicative of the Company's future results of operations, financial position or cash flows. The Company consolidates the Ownership Entities, both of which are wholly owned subsidiaries of the Company.

Use of Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Real Estate Acquisitions

        The Company accounts for all acquisitions in accordance with the business combinations standard. Upon acquisition of real estate, the Company allocates the purchase price of the real estate based upon the fair value of the assets and liabilities acquired, which historically have consisted of land, drainage improvements, irrigation improvements and grain facilities, and may also consist of intangible assets including in-place leases, above market and below market leases and tenant relationships. The Company allocates the purchase price to the fair value of the tangible assets of acquired real estate by valuing the land as if it were unimproved. The Company values improvements, including grain facilities, at replacement cost as new, adjusted for depreciation. Management's estimates of land value are made using a comparable sales analysis. Factors considered by management in its analysis include soil types and water availability, the sale prices of comparable farms, and the replacement cost and residual useful life of land improvements. The Company has not previously acquired properties subject to above or below market leases. If above and below market leases are acquired, the Company will value the intangible based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above market leases and the initial term plus the term of any below market fixed rate renewal options for below market

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited)

Note 1—Organization and Significant Accounting Policies (Continued)

leases that are considered bargain renewal options. The above market lease values will be amortized as a reduction of rental income over the remaining term of the respective leases, and the below market lease values will be amortized as an increase to rental income over the remaining initial terms plus the terms of any below market fixed rate renewal options that are considered bargain renewal options of the respective leases.

        As of September 30, 2013, the Company did not have any in-place lease or tenant relationship intangibles. The purchase price is allocated to in-place lease values and tenant relationships, if they are acquired, based on the Company's evaluation of the specific characteristics of each tenant's lease and its overall relationship with the tenant. The value of in-place lease intangibles and tenant relationships will be included as components of deferred leasing intangibles, and will be amortized over the remaining lease term (and expected renewal periods of the respective leases for tenant relationships) as adjustments to depreciation and amortization expense. If a tenant terminates its lease early, the unamortized portion of leasing commissions, above and below market leases, the in-place lease value and tenant relationships will be immediately written off.

        Using information available at the time of acquisition, the Company allocates the total consideration to tangible assets and liabilities and identified intangible assets and liabilities. The Company may adjust the preliminary purchase price allocations after obtaining more information about asset valuations and liabilities assumed.

        Acquisition costs and due diligence expenses related to business combinations are expensed as incurred and are included in acquisition costs, professional fees and travel expense on the combined consolidated statement of operations. When the Company acquires land in an asset acquisition, related acquisition costs are included in the purchase price of the asset.

Real Estate

        The Company's real estate consists of land and improvements made to the land consisting of grain facilities, irrigation improvements and drainage improvements. The Company records real estate at cost and capitalizes improvements and replacements when they extend the useful life or improve the efficiency of the asset.

        The Company expenses costs of repairs and maintenance as such costs are incurred. The Company computes depreciation for assets classified as improvements using the straight-line method over their estimated useful lives as follows:

Years
Grain facilities	20 - 25
Irrigation improvements	20 - 30
Drainage improvements	30 - 50

        When a sale occurs, the Company recognizes the associated gain when all consideration has been transferred, the sale has closed and there is no material continuing involvement. If a sale is expected to generate a loss, the Company first assesses it through the impairment evaluation process—see "Impairment" below. The Company will classify real estate as discontinued operations if it is classified as held for sale or the real estate has been sold.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited)

Note 1—Organization and Significant Accounting Policies (Continued)

Impairment

        The Company evaluates its tangible and identifiable intangible real estate assets for impairment indicators whenever events such as declines in a property's operating performance, deteriorating market conditions or environmental or legal concerns bring recoverability of the carrying value of one or more assets into question. If such events are present, the Company projects the total undiscounted cash flows of the asset, including proceeds from disposition, and compares them to the net book value of the asset. If this evaluation indicates that the carrying value may not be recoverable, an impairment loss is recorded in earnings equal to the amount by which the carrying value exceeds fair value of the asset. There have been no impairments recognized on real estate assets in the accompanying financial statements.

Deferred Financing Fees

        Deferred financing fees include costs incurred by Pittman Hough Farms in obtaining debt that are capitalized and have been allocated to the Company. Deferred financing fees are amortized using the straight-line method, which approximates the effective interest method, over the terms of the related indebtedness. Any unamortized amounts upon early repayment of mortgage notes payable are written off in the period of repayment. Fully amortized deferred financing fees are removed from the books upon maturity of the underlying debt. Accumulated amortization of deferred financing fees was $25,407 and $67,588 as of September 30, 2013 and December 31, 2012, respectively.

Cash

        The Company's cash at September 30, 2013 was held in the custody of three financial institutions, and the Company's balance at any given financial institution may at times exceed federally insurable limits. The Company monitors balances with individual financial institutions to mitigate risks relating to balances exceeding such limits.

Revenue Recognition

        Rental income includes rents and reimbursement of real estate taxes that each tenant pays in accordance with the terms of its respective lease. All leases in place as of September 30, 2013 had a term of one year with no renewal options.

        Under the terms of their respective leases, all but two of the tenants are required to reimburse the Company for the real estate taxes the Company pays on the properties covered by the leases. Taxes paid and their subsequent reimbursement are recognized under property operating expenses as incurred and tenant reimbursements as earned or contractually due, respectively.

Income Taxes

        The Company does not incur income taxes; instead, its earnings are included on the owners' personal income tax returns and taxed depending on their personal tax situations. The accompanying financial statements, therefore, do not include a provision for income taxes. It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited)

Note 1—Organization and Significant Accounting Policies (Continued)

authorities. The Company files income tax returns in the U.S. federal jurisdiction and applicable state jurisdictions. The Company is subject to U.S. federal and state income tax examinations by tax authorities generally for a period of three years after filing.

Segment Reporting

        The Company does not evaluate performance on a farm specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single operating segment for disclosure purposes in accordance with GAAP.

Note 2—Concentration Risk

Credit Risk

        The Company's largest tenant, Astoria Farms, a related party (see "Note 3—Related Party Transactions"), accounted for $1,459,374, or 85.6%, of the Company's rental income during the nine months ended September 30, 2013, and $1,250,130, or 89.8%, of the Company's rental income during the nine months ended September 30, 2012. If Astoria Farms fails to make rental payments to the Company or elects to terminate its leases, and the land cannot be re-leased on satisfactory terms, there would be a material adverse effect on the Company's financial performance and the Company's ability to continue operations.

        The Company's second-largest tenant, Hough Farms, a related party (see "Note 3—Related Party Transactions"), accounted for $175,562, or 10.3%, of the Company's rental income during the nine months ended September 30, 2013, and $89,520, or 6.4%, of the Company's rental income during the nine months ended September 30, 2012. If Hough Farms fails to make rental payments to the Company or elects to terminate its leases, and the land cannot be re-leased on satisfactory terms, there would be a material adverse effect on the Company's financial performance and the Company's ability to continue operations.

Geographic Risk

        All but one of the Company's farms are located in five counties in Illinois (Fulton, Schuyler, McDonough, Mason and Tazewell) and one county in Nebraska (Butler). The Company's farms in Illinois accounted for 88.8% and 93.6% of the rental income recorded by the Company during the nine months ended September 30, 2013 and 2012, respectively. The Company's farms in Nebraska accounted for 10.3% and 6.4% of the rental income recorded by the Company during the nine months ended September 30, 2013 and 2012, respectively. The Company's other farm is located in Walsh, Colorado. Should an unexpected natural disaster occur where the Properties are located, there could be a material adverse effect on the Company's financial performance and the Company's ability to continue operations.

Note 3—Related Party Transactions

        All but two of the Company's farms are rented to and operated by Astoria Farms and Hough Farms, both of which are controlled by the Company's management. Astoria Farms is a partnership in

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited)

Note 3—Related Party Transactions (Continued)

which Pittman Hough Farms, which is 75% owned by Mr. Pittman, has a 33.34% interest. The balance of Astoria Farms is held by limited partnerships in which Mr. Pittman is the general partner. Beginning in 2012, Hough Farms is a partnership in which Pittman Hough Farms has a 25% interest. The aggregate rent paid to the Company by these entities was $1,634,936 and $1,339,651 for the nine months ended September 30, 2013 and 2012, respectively. There are no accounts receivable or payable with Astoria Farms or Hough Farms as of September 30, 2013.

        American Agriculture Corporation, a Colorado corporation 75% owned by Mr. Pittman and 25% owned by Mr. Hough ("American Agriculture"), provides management and accounting services to the Company. The Company and American Agriculture do not have a formal management agreement or management fee arrangement in place. American Agriculture charges the Company an allocation of direct costs incurred on behalf of the Company (such as travel, liability insurance, legal expenses and tax preparation) and a fee for bookkeeping services as described in "Note 1—Organization and Significant Accounting Policies—Principles of Combination and Consolidation." Such costs and fees are reflected in the Company's statement of operations.

Note 4—Real Estate

        The Company owned 38 separate farms, as well as three grain facilities, as of September 30, 2013, which have been acquired since December 2000.

        In June 2013, the Company purchased the Smith farm in McDonough County, Illinois, consisting of 100 acres (unaudited) of farmland, for $1,147,188. The purchase was financed in part with a $688,000 mortgage loan from a financial institution at an annual interest rate of 4%, maturing April 2018. The entire purchase price was allocated to land.

        The Company has included the results of operations for the acquired real estate on the Combined Consolidated Statements of Operations from the date of acquisition. The real estate acquired during the nine months ended September 30, 2013 contributed $12,925 to total revenue and ($9,006) to net income (including related real estate acquisition costs of $14,693) for the nine months ended September 30, 2013.

        The unaudited pro forma information presented below does not purport to represent what the actual results of operations of the Company would have been had the acquisition outlined above occurred as of the beginning of the periods presented, nor does it purport to predict the results of operations of future periods.

        The unaudited pro forma financial information for the nine months ended September 30, 2013 is presented below as if the properties acquired during the nine months ended September 30, 2013 had been acquired on January 1, 2013. The unaudited pro forma financial information for the nine months ended September 30, 2012 is presented below as if the properties acquired during the nine months ended September 30, 2013 and 2012 had been acquired on January 1, 2012.

Pro Forma (unaudited)	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Total revenue	$1,887,562	$1,572,036
Net income	$583,401	$394,008

FP Land LLC
Notes to Combined Consolidated Financial Statements (Continued)
(unaudited)

Note 5—Mortgage Notes Payable

        On September 30, 2013, the Company had the following indebtedness outstanding:

Loan	Payment Terms	Interest Rate Terms	Annual Interest Rate as of September 30, 2013	Principal Outstanding as of September 30, 2013	Current Maturity	Book Value of Collateral as of September 30, 2013
Financial institution	Annual principal and interest	Proprietary index, initially 3.25%	3.25%	$1,137,388	October 2032(a)	$4,418,650
Financial institution	Annual principal and interest	Proprietary index, initially 3.99%	3.99%	262,500	December 2027	742,097
Financial institution	Annual principal and interest	Proprietary index, initially 3.99%	3.99%	270,000	December 2021(b)	1,904,000
Financial institution	Principal and interest at maturity	Greater of prime and 3.25%	3.25%	1,796,000	June 2016(a)(c)	2,467,093
Financial institution	Annual principal and interest	5.25% until 2015, then 5-yr US Treasury +3.5%	5.25%	954,768	July 2030(b)	959,071
Financial institution	Annual principal and interest	4.95% until 2016, then 5-yr US Treasury +3.5%	4.95%	528,748	September 2031(b)	563,740
Financial institution	Annual principal and quarterly interest	Greater of LIBOR +2.59% and 2.80%	2.80%	34,500,000	March 2016(a)(b)(c)	29,381,878
Financial institution	Annual principal and interest	Proprietary index, initially 4.9%	4.90%	800,000	December 2041(b)(c)	1,025,229
Financial institution	Annual principal and interest	3.15% until 2014, then proprietary index	3.15%	500,000	November 2032(a)(b)(c)	225,000
Financial institution	Annual principal and interest	Proprietary index, initially 3.15%	3.15%	1,742,500	August 2043(a)(c)	898,733
Financial institution	Annual principal and interest	4.00%	4.00%	688,000	April 2018(a)(c)	1,147,188

Total				$43,179,904		$43,732,679

(a)
Personally guaranteed by Mr. Hough.

(b)
Includes collateral not included in these combined consolidated financial statements.

(c)
Personally guaranteed by Mr. Pittman.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited)

Note 5—Mortgage Notes Payable (Continued)

        The collateral for the Company's indebtedness consists of real estate, including farms, grain facilities and any other improvements present on such real estate.

        Each of the loan agreements governing the Company's outstanding indebtedness includes standard acceleration clauses triggered by default under certain provisions of the note.

        The debt allocated to the Company is partially collateralized by real estate not owned by the Company. That notwithstanding, the Company has been paying all obligations related to the allocated debt, as reflected in these combined consolidated financial statements, and intends to continue doing so.

        Aggregate maturities of long-term debt for the succeeding years are as follows:

Three Months Ending December 31,
2013	$117,050

Year Ending December 31,
2014	1,440,072
2015	1,441,591
2016	34,115,568
2017	248,057
2018 and later	5,817,566

43,062,854

$43,179,904

        FASB ASC 820-10 establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

  •
  Level 1—Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

  •
  Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable or can be substantially corroborated for the asset or liability, either directly or indirectly.

  •
  Level 3—Inputs to the valuation methodology are unobservable, supported by little or no market activity and are significant to the fair value measurement.

        The fair value of the mortgage notes payable is valued using Level 3 inputs under the hierarchy established by GAAP and is calculated based on a discounted cash flow analysis, using interest rates based on management's estimates of market interest rates on long-term debt with comparable terms whenever the interest rates on the mortgage notes payable are deemed not to be at market rates. As of September 30, 2013, the fair value of the mortgage notes payable was $43.2 million.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

(unaudited)

Note 6—Commitments and Contingencies

        The Company is not currently subject to any known material commitments or contingencies from its business operations, nor to any material known or threatened litigation.

Note 7—Subsequent Events

        The Company has evaluated subsequent events through December 3, 2013, the date on which the financial statements were available to be issued.

        Substantially concurrently with the completion of the Offering and the consummation of the FP Land Merger, the existing leases for all of the Properties leased by Astoria Farms and Hough Farms will be terminated, and the REIT will enter into new leases with Astoria Farms and Hough Farms.

Report of Independent Registered Public Accounting Firm

To the Members of FP Land LLC:

        In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of operations, members' (deficit) equity, and cash flows present fairly, in all material respects, the financial position of FP Land LLC and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
December 3, 2013

FP Land LLC

Combined Consolidated Balance Sheets

As of December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
ASSETS
Land	$33,546,385	$24,723,257
Grain facilities	2,307,416	1,514,708
Drainage improvements	779,975	779,975
Irrigation improvements	522,707	373,150

Real estate, at cost	37,156,483	27,391,090
Less accumulated depreciation	(301,927)	(177,351)

Total real estate, net	36,854,556	27,213,739

Cash	42,955	23,802
Deferred financing fees, net	16,312	44,280
Accounts receivable	—	31,800
Earnest money	—	97,679

TOTAL ASSETS	$36,913,823	$27,411,300

LIABILITIES AND EQUITY
Mortgage notes payable	$36,198,731	$32,358,151
Accrued interest	233,398	256,551
Accrued property taxes	148,326	98,390

Total Liabilities	36,580,455	32,713,092

Commitments and contingencies
MEMBERS' EQUITY
Members' equity (deficit)	333,368	(5,301,792)

Total equity (deficit)	333,368	(5,301,792)

TOTAL LIABILITIES AND EQUITY	$36,913,823	$27,411,300

See accompanying notes.

FP Land LLC

Combined Consolidated Statements of Operations

For the Years Ended December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
OPERATING REVENUES:
Rental income	$1,975,787	$1,421,934
Tenant reimbursements	147,329	129,472

Total operating revenues	2,123,116	1,551,406

OPERATING EXPENSES
Depreciation	124,576	51,134
Property taxes	167,246	120,475
Acquisition costs	14,539	1,572
Professional fees	14,156	11,175
Insurance	8,430	8,779
Travel	33,394	12,061
Repairs	9,945	—
Bookkeeping	2,500	2,500

Total operating expenses	374,786	207,696

OPERATING INCOME	1,748,330	1,343,710

OTHER INCOME (EXPENSE):
Gain on sale of assets	—	28,291
Interest expense	(1,161,978)	(1,108,267)

Total other expense	(1,161,978)	(1,079,976)

NET INCOME	$586,352	$263,734

See accompanying notes.

FP Land LLC

Combined Consolidated Statements of Members' (Deficit) Equity

For the Years Ended December 31, 2012 and 2011

Balance at December 31, 2010	$(6,189,760)
Net income	263,734
Contributions	1,177,989
Distributions	(553,755)

Balance at December 31, 2011	(5,301,792)

Net income	586,352
Contributions	8,022,163
Distributions	(2,973,355)

Balance at December 31, 2012	$333,368

See accompanying notes.

FP Land LLC

Combined Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$586,352	$263,734
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	124,576	51,134
Amortization of deferred financing fees	27,968	27,968
Gain on sale of assets	—	(28,291)
Decrease (increase) in accounts receivable	31,800	(31,800)
(Decrease) increase in accrued interest	(24,244)	33,191
Increase in accrued property taxes	28,516	22,672

Net cash provided by operating activities	774,968	338,608

CASH FLOWS FROM INVESTING ACTIVITIES
Real estate acquisitions	(3,811,770)	(2,198,862)
Proceeds from sale of assets	—	255,000
Grain facilities construction	(384,283)	(1,058,237)
Irrigation additions	(54,890)	—

Net cash used in investing activities	(4,250,943)	(3,002,099)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from mortgage notes payable	4,968,701	3,092,035
Repayments on mortgage notes payable	(2,961,966)	(1,029,537)
Contributions	4,461,748	1,177,989
Distributions	(2,973,355)	(553,755)

Net cash provided by financing activities	3,495,128	2,686,732

NET INCREASE IN CASH	19,153	23,241
CASH, BEGINNING OF YEAR	23,802	561

CASH, END OF YEAR	$42,955	$23,802

Cash paid during year for interest	$1,161,414	$1,032,435

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING TRANSACTIONS
In conjunction with the Cottonwood business combination, the company assumed the following assets and liabilities:
Acquired real estate	$3,419,833	$—
Acquired irrigation improvements	54,667	—
Acquired grain facilities	408,426	—
Property tax liability assumed	(21,420)	—
Accrued interest assumed	(1,091)	—
Debt assumed	(300,000)	—

Issuance of equity for Cottonwood acquisition	$3,560,415	$—

Seller financing of real estate acquistion	$1,533,845	$—

See accompanying notes.

FP Land LLC

Notes to Combined Consolidated Financial Statements

Note 1—Organization and Significant Accounting Policies

        FP Land LLC (the "Company"), which was organized in September 2013, is a Delaware limited liability company that owns 100% of the equity interests in each of PH Farms LLC, an Illinois limited liability company ("PH Farms"), and Cottonwood Valley Land, LLC, a Nebraska limited liability company ("Cottonwood" and, together with PH Land, the "Ownership Entities"), both of which were organized in September 2013 and are engaged in the ownership of farmland and property related to farming in agricultural markets in Illinois, Nebraska and Colorado. The Company is the predecessor of Farmland Partners Inc., a Maryland corporation formed in September 2013 (the "REIT"). These financial statements retroactively reflect the consolidated equity ownership structure of the Company as if the Company had been formed as of January 1, 2011. The Company's financial statements for periods prior to its formation represent the operations of certain farmland and related agricultural properties owned indirectly by Pittman Hough Farms, LLC, a Colorado limited liability company ("Pittman Hough Farms"). The Company's equity structure is presented retroactively as of January 1, 2011 on the basis of common management and common ownership of the Ownership Entities by Paul A. Pittman, the Executive Chairman, President and Chief Executive Officer of the REIT. The ultimate owners of the Company are Mr. Pittman, Jesse J. Hough, and certain others who have minority ownership interests and voting rights. As used in these financial statements, unless the context otherwise requires, "we," "us" and "the Company" mean FP Land LLC, which is the predecessor of the REIT, for the periods presented.

        As of December 31, 2012, the Company owned or had a controlling interest in a portfolio of 37 farms, as well as three grain storage facilities (collectively, the "Properties"), which are consolidated in these financial statements.

        The REIT intends to file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed underwritten initial public offering (the "Offering") of its common stock. Substantially concurrently with the consummation of the Offering, which is expected to be completed in 2014, the Company will merge (the "FP Land Merger") with and into the REIT's newly formed majority-owned limited partnership, Farmland Partners Operating Partnership, LP, a Delaware limited partnership (the "Operating Partnership"), with the Operating Partnership surviving. The FP Land Merger will enable the REIT to: (1) consolidate the ownership of the Company's property portfolio under the Operating Partnership; (2) facilitate the Offering; and (3) qualify as a real estate investment trust for U.S. federal income tax purposes commencing with its short taxable year ending December 31, 2014. The REIT will not have any operating activity until the completion of the Offering and consummation of the FP Land Merger.

        The operations of the REIT will be carried on primarily through the Operating Partnership. It is the intent of the REIT to elect and qualify to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its short taxable year ending December 31, 2014. As a result of the FP Land Merger, the Operating Partnership will acquire indirect 100% ownership of interests in the Properties, and will assume certain real estate debt in exchange for the issuance to the equity owners of the Company of units of limited partnership interest in the Operating Partnership. The REIT will be self-administered and self-managed.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 1—Organization and Significant Accounting Policies (Continued)

Principles of Combination and Consolidation

        The accompanying combined consolidated financial statements of the Company are presented on a "carve-out" basis from the consolidated financial statements of Pittman Hough Farms, based on the historical results of operations, cash flows, assets and liabilities of properties contributed to the Company. These financial statements include costs incurred directly in conjunction with the Company's assets and liabilities. They also include allocations of corporate expenses based on the following criteria: 25% of total travel costs (based on management's estimate of the actual allocation of travel expenses), consulting fees for bookkeeping, applicable third-party costs for tax filing and an allocation of liability insurance based on an estimation of cost per acre. Management believes that the assumptions and estimates used in preparation of the underlying combined consolidated financial statements are reasonable. However, the combined consolidated financial statements herein do not necessarily reflect what the Company's financial position, results of operations or cash flows would have been if the Company had been a stand-alone company during the periods presented. Had the Company been stand alone, it would have likely incurred additional expenses for personnel, office space and similar other general and administrative costs. As a result, historical financial information is not necessarily indicative of the Company's future results of operations, financial position or cash flows. The Company consolidates the Ownership Entities, both of which are wholly owned subsidiaries of the Company.

Use of Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Real Estate Acquisitions

        The Company accounts for all acquisitions in accordance with the business combinations standard. Upon acquisition of real estate, the Company allocates the purchase price of the real estate based upon the fair value of the assets and liabilities acquired, which historically have consisted of land, drainage improvements, irrigation improvements and grain facilities, and may also consist of intangible assets including in-place leases, above market and below market leases and tenant relationships. The Company allocates the purchase price to the fair value of the tangible assets of acquired real estate by valuing the land as if it were unimproved. The Company values improvements, including grain facilities, at replacement cost as new adjusted for depreciation. Management's estimates of land value are made using a comparable sales analysis. Factors considered by management in its analysis include soil types and water availability, the sale prices of comparable farms, and the replacement cost and residual useful life of land improvements. The Company has not previously acquired properties subject to above or below market leases. If above and below market leases are acquired, the Company will value the intangible based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above market leases and the initial term plus the term of any below market fixed rate renewal options for below market leases that are considered bargain renewal options. The above market lease values will be amortized as a reduction of rental income over the remaining term of the respective leases, and the below market

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 1—Organization and Significant Accounting Policies (Continued)

lease values will be amortized as an increase to rental income over the remaining initial terms plus the terms of any below market fixed rate renewal options that are considered bargain renewal options of the respective leases.

        As of December 31, 2012 and 2011, the Company did not have any in-place lease or tenant relationship intangibles. The purchase price is allocated to in-place lease values and tenant relationships, if they are acquired, based on the Company's evaluation of the specific characteristics of each tenant's lease and its overall relationship with the tenant. The value of in-place lease intangibles and tenant relationships will be included as components of deferred leasing intangibles, and will be amortized over the remaining lease term (and expected renewal periods of the respective leases for tenant relationships) as adjustments to depreciation and amortization expense. If a tenant terminates its lease early, the unamortized portion of leasing commissions, above and below market leases, the in-place lease value and tenant relationships will be immediately written off.

        Using information available at the time of acquisition, the Company allocates the total consideration to tangible assets and liabilities and identified intangible assets and liabilities. The Company may adjust the preliminary purchase price allocations after obtaining more information about asset valuations and liabilities assumed.

        Acquisition costs and due diligence expenses related to business combinations are expensed as incurred and are included in acquisition costs, professional fees and travel expense on the combined consolidated statement of operations. When the Company acquires land in an asset acquisition, related acquisition costs are included in the purchase price of the asset.

Real Estate

        The Company's real estate consists of land and improvements made to the land consisting of grain facilities, irrigation improvements and drainage improvements. The Company records real estate at cost and capitalizes improvements and replacements when they extend the useful life or improve the efficiency of the asset.

        The Company expenses costs of repairs and maintenance as such costs are incurred. The Company computes depreciation for assets classified as improvements using the straight-line method over their estimated useful lives as follows:

Years
Grain facilities	20 - 25
Irrigation improvements	20 - 30
Drainage improvements	30 - 50

        When a sale occurs, the Company recognizes the associated gain when all consideration has been transferred, the sale has closed and there is no material continuing involvement. If a sale is expected to generate a loss, the Company first assesses it through the impairment evaluation process—see "Impairment" below. The Company will classify real estate as discontinued operations if it is classified as held for sale or the real estate has been sold.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 1—Organization and Significant Accounting Policies (Continued)

Impairment

        The Company evaluates its tangible and identifiable intangible real estate assets for impairment indicators whenever events such as declines in a property's operating performance, deteriorating market conditions or environmental or legal concerns bring recoverability of the carrying value of one or more assets into question. If such events are present, the Company projects the total undiscounted cash flows of the asset, including proceeds from disposition, and compares them to the net book value of the asset. If this evaluation indicates that the carrying value may not be recoverable, an impairment loss is recorded in earnings equal to the amount by which the carrying value exceeds fair value of the asset. There have been no impairments recognized on real estate assets in the accompanying financial statements.

Deferred Financing Fees

        Deferred financing fees include costs incurred by Pittman Hough Farms in obtaining debt that are capitalized and have been allocated to the Company. Deferred financing fees are amortized using the straight-line method, which approximates the effective interest method, over the terms of the related indebtedness. Any unamortized amounts upon early repayment of mortgage notes payable are written off in the period of repayment. Fully amortized deferred financing fees are removed from the books upon maturity of the underlying debt. Accumulated amortization of deferred financing fees was $67,588 and $39,620 as of December 31, 2012 and 2011, respectively.

Cash

        The Company's cash at December 31, 2012 and 2011 was held in the custody of two financial institutions, and the Company's balance at any given financial institution may at times exceed federally insurable limits. The Company monitors balances with individual financial institutions to mitigate risks relating to balances exceeding such limits.

Revenue Recognition

        Rental income includes rents and reimbursement of real estate taxes that each tenant pays in accordance with the terms of its lease. All leases in the fiscal years ending December 31, 2012 and 2011 had a term of one year with no renewal options.

        Under the terms of their respective leases, all but two of the tenants are required to reimburse the Company for the real estate taxes the Company pays on the properties covered by the leases. Taxes paid and their subsequent reimbursement are recognized under property operating expenses as incurred and tenant reimbursements as earned or contractually due, respectively.

Income Taxes

        The Company does not incur income taxes; instead, its earnings are included on the owners' personal income tax returns and taxed depending on their personal tax situations. The accompanying financial statements, therefore, do not include a provision for income taxes. It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company files income tax returns in the U.S. federal jurisdiction and applicable state

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 1—Organization and Significant Accounting Policies (Continued)

jurisdictions. The Company is subject to U.S. federal and state income tax examinations by tax authorities generally for a period of three years after filing.

Segment Reporting

        The Company does not evaluate performance on a farm specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single operating segment for disclosure purposes in accordance with GAAP.

Note 2—Concentration Risk

Credit Risk

        The Company's largest tenant, Astoria Farms, a related party (see "Note 3—Related Party Transactions"), accounted for $1,666,840, or 84.4%, of the Company's rental income during the year ended December 31, 2012, and $1,289,157, or 90.7%, of the Company's rental income during the year ended December 31, 2011. If Astoria Farms fails to make rental payments to the Company or elects to terminate its leases, and the land cannot be re-leased on satisfactory terms, there would be a material adverse effect on the Company's financial performance and the Company's ability to continue operations.

        The Company's second-largest tenant, Hough Farms, a related party (see "Note 3—Related Party Transactions"), accounted for $127,760, or 6.5%, of the Company's rental income during the year ended December 31, 2012. If Hough Farms fails to make rental payments to the Company or elects to terminate its leases, and the land cannot be released on satisfactory terms, there would be a material adverse effect on the Company's financial performance and the Company's ability to continue operations.

Geographic Risk

        All but one of the Company's farms are located in five counties in Illinois (Fulton, Schuyler, McDonough, Mason and Tazewell) and one county in Nebraska (Butler). The Company's farms in Illinois accounted for 87.9% and 95.1% of the rental income recorded by the Company during the years ended December 31, 2012 and 2011, respectively. The Company's farms in Nebraska accounted for 6.5% of the rental income recorded by the Company during the year ended December 31, 2012. The Company's other farm is located in Walsh, Colorado. Should an unexpected natural disaster occur where the Properties are located, there could be a material adverse effect on the Company's financial performance and the Company's ability to continue operations.

Note 3—Related Party Transactions

        All but two of the Company's farms are rented to and operated by Astoria Farms or Hough Farms, both of which are controlled by the Company's management. Astoria Farms is a partnership in which Pittman Hough Farms, which is 75% owned by Mr. Pittman, has a 33.34% interest. The balance of Astoria Farms is held by limited partnerships in which Mr. Pittman is the general partner. Beginning in 2012, Hough Farms is a partnership in which Pittman Hough Farms has a 25% interest. The aggregate rent paid to the Company by these entities was $1,794,602 and $1,289,157, respectively, for the years

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 3—Related Party Transactions (Continued)

ended December 31, 2012 and 2011. There are no accounts receivable or payable with Astoria Farms or Hough Farms as of December 31, 2012 and 2011.

        American Agriculture Corporation, a Colorado corporation 75% owned by Mr. Pittman and 25% owned by Mr. Hough ("American Agriculture"), provides management and accounting services to the Company. The Company and American Agriculture do not have a formal management agreement or management fee arrangement in place. American Agriculture charges the Company an allocation of direct costs incurred on behalf of the Company (such as travel, liability insurance, legal expenses and tax preparation) and a fee for bookkeeping services as described in "Note 1—Organization and Significant Accounting Policies—Principles of Combination and Consolidation." Such costs and fees are reflected in the Company's statement of operations.

Note 4—Real Estate

        The Company owned 37 separate farms, as well as three grain storage facilities, as of December 31, 2012, which have been acquired since December 2000.

Cottonwood Business Combination

        Effective as of January 1, 2012, the Company acquired two farms and related indebtedness when its parent company Pittman Hough Farms merged with Cottonwood. Pittman Hough Farms acquired 100% of the voting interests in Cottonwood in exchange for a 25% interest in Pittman Hough Farms. The following table illustrates the purchase price allocation of the assets and liabilities of Cottonwood that were acquired by the Company as a result of the merger:

Farm name	Date acquired	Total acres (unaudited)	Land	Irrigation improvements	Grain facilities	Fair value of debt assumed	Property tax liability and accrued interest assumed	Value of equity interests exchanged
Matulka	1/1/12	242	$1,881,333	$54,667	$—	$(150,000)	$(13,166)	$1,772,834
Stanbra/Zeller	1/1/12	181	1,538,500	—	—	(150,000)	(9,345)	1,379,155
Grain facility	1/1/12		—	—	408,426	—		408,426

			$3,419,833	$54,667	$408,426	$(300,000)	$(22,511)	$3,560,415

        The Company has included the results of operations for the acquired real estate in the Combined Consolidated Statements of Operations from the date of acquisition. The real estate acquired during the year ended December 31, 2012 contributed $119,360 to total revenue and $58,654 to net income for the year ended December 31, 2012.

        The unaudited pro forma financial information presented below does not purport to represent what the actual results of operations of the Company would have been had the acquisitions described above occurred as of January 1, 2011, nor does it purport to predict the results of operations of future periods.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 4—Real Estate (Continued)

        The unaudited pro forma information for the year ended December 31, 2011 is presented below as if the acquisitions described above had been acquired on January 1, 2011.

Pro Forma (unaudited)	Year ended December 31, 2011
Total revenue	$1,671,953
Net income	$374,531

Other Real Estate Acquisitions

        The following table summarizes the real estate acquisitions (other than the Cottonwood business combination described above) and the allocation of the cash consideration paid during the years ended December 31, 2012 and 2011:

        Year ended December 31,2012:

Farm name	Date acquired	Total acres (unaudited)	Location	Land	Irrigation improvements	Total purchase price
Kelly	6/29/12	75	Butler County, NE	$742,097	$—	$742,097
Zeagers	12/26/12	120	Butler County, NE	1,109,000	40,000	1,149,000
Beckerdite	2/12/12	120	Schuyler County, IL	990,516	—	990,516
McFadden SC	10/8/12	34	Schuyler County, IL	251,748	—	251,748
McFadden MD	10/8/12	107	McDonough County, IL	609,933	—	609,933
Symond	12/21/12	200	Mason County, IL	1,700,000	—	1,700,000	(1)

				$5,403,294	$40,000	$5,443,294
					less escrow applied	(97,679)

						$5,345,615

        Year ended December 31,2011:

Farm name	Date acquired	Total acres (unaudited)	Location	Land	Drainage improvements	Total purchase price
Estep	3/1/11	35	Mason County, IL	$199,808	$16,192	$216,000
Skien	4/1/11	52	Fulton County, IL	320,992	24,057	345,049
Dilworth	6/9/11	115	McDonough County, IL	923,191	53,203	976,394
Heap	9/11/11	79	McDonough County, IL	527,192	36,548	563,740

				$1,971,183	$130,000	$2,101,183
					plus escrow deposit	97,679

						$2,198,862

(1)
The consideration paid for the Symond farm consisted of $166,155 in cash and $1,533,845 in seller financing.

        The Company has included the results of operations for the acquired real estate on the Combined Consolidated Statements of Operations from the date of acquisition. The real estate acquired during the year ended December 31, 2012 contributed $44,800 to total revenue and ($2,940) to net income (including related real estate acquisition costs of $14,539) for the year ended December 31, 2012. The real estate acquired during the year ended December 31, 2011 contributed $17,835 to total revenue and

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 4—Real Estate (Continued)

($3,736) to net income (including related real estate acquisition costs of $1,573) for the year ended December 31, 2011.

        The unaudited pro forma information presented below does not purport to represent what the actual results of operations of the Company would have been had all the acquisitions outlined above occurred as of the beginning of the periods presented, nor does it purport to predict the results of operations of future periods.

        The unaudited pro forma financial information for the year ended December 31, 2012 is presented below as if the properties acquired during the year ended December 31, 2012 (including the Cottonwood business combination) had been acquired on January 1, 2012. The unaudited pro forma financial information for the year ended December 31, 2011 is presented below as if the properties acquired during the years ended December 31, 2012 and 2011 (including the Cottonwood business combination) had been acquired on January 1, 2011.

Pro Forma (unaudited)	Year ended December 31, 2012	Year ended December 31, 2011
Total revenue	$2,293,600	$1,953,107
Net income	$645,700	$472,218

        During the year ended December 31, 2011, the Company invested $1,058,237 in a grain facility located on the Cleer farm in Fulton County, Illinois. The investment was capitalized under grain facilities.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 5—Mortgage Notes Payable

        On December 31, 2012 and 2011, the Company had the following indebtedness outstanding:

			Annual Interest Rate as of December 31,		Principal Outstanding as of
									Book Value of Collateral as of December 31, 2012
					December 31, 2012	December 31, 2011
Loan	Payment Terms	Interest Rate Terms	2012	2011			Maturity
Financial institution	Annual principal and interest	Proprietary index, initially 3.25%	3.25%		$1,180,000	$—	October 2032	(c)	$4,243,786
Financial institution	Annual principal and interest	Proprietary index, initially 3.99%	3.99%		262,500	—	December 2027		742,097
Financial institution	Principal and interest at maturity	4.99%	4.99%		60,000	—	April 2013	(b)(h)	60,000
Financial institution	Annual principal and interest	Proprietary index, initially 3.99%	3.99%		270,000	—	December 2021	(h)	1,904,000
Financial institution	Principal and interest at maturity	Prime	3.25%		1,164,000	—	June 2013	(c)(e)(h)	2,468,593
Financial institution	Annual principal and quarterly interest	Prime + 0.25%	3.50%	3.50%	675,000	750,000	September 2014	(a)(d)	1,012,380
Financial institution	Annual principal and interest	5.25% until 2015, then 5-yr US Treasury + 3.5%	5.25%	5.25%	954,768	975,973	July 2030	(d)	960,286
Financial institution	Annual principal and interest	4.95% until 2016, then 5-yr US Treasury + 3.5%	4.95%	4.95%	546,662	563,740	September 2031	(d)	563,740
Financial institution	Principal at maturity and interest quarterly	Greater of prime and 3.00%	3.00%	3.00%	26,111,697	28,101,009	July 2013	(a)(d)(h)	29,783,518
Financial institution	Principal at maturity and interest quarterly	Prime	3.25%		537,700	—	July 2013	(a)(d)	990,516
Financial institution	Annual principal and quarterly interest	Prime	3.25%		775,500	—	October 2015	(a)(d)	861,681
Financial institution	Annual principal and interest	Proprietary index, initially 5.5%	5.50%	5.50%	483,591	490,250	March 2040	(a)(d)	648,906
Financial institution	Annual principal and interest	Proprietary index, initially 4.9%	4.90%	4.90%	343,469	348,429	December 2039	(d)	480,400
Financial institution	Annual principal and interest	Proprietary index, initially 4.9%		4.90%	—	328,750	March 2039	(d)(g)(h)	—
Financial institution	Annual principal and interest	Proprietary index, initially 4.9%	4.90%	4.90%	800,000	800,000	December 2041	(d)(h)	1,025,229
Financial institution	Principal and interest at maturity	3.90%	3.90%		500,000	—	August 2013	(d)(1)(h)	225,000
Seller	Principal and interest at maturity	1.00%	1.00%		1,533,844	—	January 2013	(a)	1,700,000

Total					$36,198,731	$32,358,151			$47,670,132

(a)
Indebtedness that has been paid off in a refinancing in March 2013—see "Note 8—Subsequent Events".

(b)
Indebtedness that reached its natural maturity and has been paid off in April 2013.

(c)
Personally guaranteed by Mr. Hough.

(d)
Personally guaranteed by Mr. Pittman.

(e)
Note refinanced in July 2013 with a $1,796,000 note, maturing June 2016, with an annual interest rate equal to LIBOR plus 2.59%, subject to a minimum annual rate of 2.80%, guaranteed by Messrs. Pittman and Hough.

(f)
Note refinanced in August 2013 with a note of the same amount, maturing November 2032, with a variable interest rate equal to a proprietary index, initially 3.15%, guaranteed by Messrs. Pittman and Hough.

(g)
Note paid off in March 2012.

(h)
Includes collateral not included in these combined consolidated financial statements.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 5—Mortgage Notes Payable (Continued)

        The collateral for the Company's indebtedness consists of real estate, including farms, grain facilities and any other improvements present on such real estate.

        Each of the loan agreements governing the Company's outstanding indebtedness includes standard acceleration clauses triggered by default under certain provisions of the note.

        The debt allocated to the Company is partially collateralized by real estate not owned by the Company. That notwithstanding, the Company has been paying all obligations related to the allocated debt, as reflected in these combined consolidated financial statements, and intends to continue doing so.

        Aggregate maturities of long-term debt for the succeeding years are as follows:

Year ending December 31,
2013	$30,134,799
2014	803,352
2015	881,470
2016	181,207
2017 and later	4,197,903

Total	$36,198,731

        FASB ASC 820-10 establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

  •
  Level 1—Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

  •
  Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable or can be substantially corroborated for the asset or liability, either directly or indirectly.

  •
  Level 3—Inputs to the valuation methodology are unobservable, supported by little or no market activity and are significant to the fair value measurement.

        The fair value of the mortgage notes payable is valued using Level 3 inputs under the hierarchy established by GAAP and is calculated based on a discounted cash flow analysis, using interest rates based on management's estimates of market interest rates on long-term debt with comparable terms whenever the interest rates on the mortgage notes payable are deemed not to be at market rates. As of December 31, 2012 and 2011, the fair value of the mortgage notes payable was $36.2 million and $32.4 million, respectively.

Note 6—Commitments and Contingencies

        The Company is not currently subject to any known material commitments or contingencies from its business operations, nor to any material known or threatened litigation.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 7—Subsequent Events

Real Estate Purchases

        In June 2013, the Company purchased the Smith farm in McDonough County, Illinois, consisting of 100 acres (unaudited) of farmland, for $1,147,188. The purchase was financed in part with a $688,000 mortgage loan from a financial institution at an annual interest rate of 4%, maturing April 2018. The entire purchase price was allocated to land.

        The unaudited pro forma information presented below does not purport to represent what the actual results of operations of the Company would have been had all the acquisitions outlined above occurred as of January 1, 2012, nor does it purport to predict the results of operations of future periods.

        The unaudited pro forma financial information for the year ended December 31, 2012 is presented below as if the properties acquired subsequent to the year ended December 31, 2012 had been acquired on January 1, 2012.

Pro Forma (unaudited)	Year ended December 31, 2012
Total revenue	$2,321,050
Net income	$645,630

        It does not purport to represent what the actual results of operations of the Company would have been had all the acquisitions outlined above occurred, nor does it purport to predict the results of operations of future periods.

Refinancing

        On March 6, 2013, the Company completed a refinancing of certain of its outstanding indebtedness, paying off $30,520,814 of loans with the proceeds from a new $34,500,000 mortgage note with a financial institution at a variable interest rate (equal to LIBOR plus 2.59%, subject to a minimum annual rate of 2.80%, adjustable monthly, initially 2.80%), with interest payable quarterly and principal payable annually and at maturity, maturing March 2016, personally guaranteed by Messrs. Pittman and Hough. Approximately 90% of the real estate collateral in this refinancing is being contributed to the REIT.

        On April 19, 2013, the Company completed a financing of certain properties, generating cash proceeds from a new $1,742,500 mortgage note with a financial institution with a variable annual interest rate (equal to a proprietary index, adjustable monthly, initially 3.15%), with interest and principal payable annually and at maturity, maturing April 2043, personally guaranteed by Messrs. Pittman and Hough.

        On June 28, 2013, the Company completed a refinancing of certain of its outstanding indebtedness, paying off $1,164,000 of loans with the proceeds from a new $1,796,000 mortgage note with a financial institution at a variable annual interest rate (equal to LIBOR plus 2.59% with a minimum of 2.80%, adjustable monthly, initially 2.80%), with interest payable quarterly and principal payable annually and at maturity, maturing June 2016, personally guaranteed by Messrs. Pittman and Hough.

        Refinancing proceeds of $5,875,000 were distributed to Pittman Hough Farms for use as working capital in its farming operations.

FP Land LLC

Notes to Combined Consolidated Financial Statements (Continued)

Note 7—Subsequent Events (Continued)

        As a result, the aggregate maturities of long-term debt for the succeeding years are as follows:

Year ending December 31,
2013	$122,873
2014	1,440,543
2015	1,442,077
2016	34,116,069
2017 and later	6,118,868

$43,240,430

        The Company has evaluated subsequent events through December 3, 2013, the date on which the financial statements were available to be issued.

        Substantially concurrently with the completion of the Offering and the consummation of the FP Land Merger, the existing leases for all of the Properties leased by Astoria Farms and Hough Farms will be terminated, and the REIT will enter into new leases with Astoria Farms and Hough Farms.

FP Land LLC

Schedule III—Real estate and accumulated depreciation

December 31, 2012

(In Thousands)

						Cost Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period						Life on Which Depreciation in Latest Income Statements is Computed
			Initial Cost to Company
											Accumulated Depreciation	Date of Construction	Date Acquired
Description	Encumbrances		Land	Improvements	Total	Improvements	Carrying Costs	Land	Improvements	Total
Scripps (Schuyler County, IL)	$1,674		$644	$93	$737	—	—	$644	$93	$737	$13	—	12-2000	50
Weber (Schuyler County, IL)	826		271	73	344	—	—	271	73	344	10	—	4-2001	50
Crane Creek (Schuyler County, IL)	1,266		448	100	548	—	—	448	100	548	14	—	6-2003	50
Pumphouse East (Schuyler County, IL)	—		102	59	161	—	—	102	59	161	8	—	6-2003	50
Henninger (Schuyler County, IL)	1,510		700	110	810	—	—	700	110	810	15	—	1-2004	50
John's Shop (K. Jones) (McDonough County, IL)	1,385		642	77	719	—	—	642	77	719	11	—	12-2004	50
Adair FS (McDonough County, IL)	490		322	36	358	—	—	322	36	358	5	—	1-2006	50
John's Shop (France) (McDonough County, IL)	357		159	20	179	—	—	159	20	179	3	—	11-2006	50
Table Grove (Fulton County, IL)	390		203	44	247	—	—	203	44	247	6	—	11-2006	50
Ambrose (Mason County, IL)	522		290	38	328	—	—	290	38	328	5	—	12-2006	50
Big Pivot (Mason County, IL)	2,220		1,423	60	1,483	—	—	1,423	60	1,483	21	—	1-2007	50
Cleer (Fulton County, IL)	1,940		1,290	—	1,290	1,058	—	1,290	1,058	2,348	46	9-2011	9-2007	25
Pella (Sullivan) (McDonough County, IL)	2,645		2,332	—	2,332	456	—	2,332	456	2,788	62	9-2009	10-2007	25
Pella Kelso (Sullivan 2) (McDonough County, IL)	748		668	—	668	—	—	668	—	668	—	—	11-2007	—
Copes (Schuyler County, IL)	847		684	—	684	—	—	684	—	684	—	—	12-2007	—
Stelter (Mason County, IL)	1,521		1,003	—	1,003	146	—	1,003	146	1,149	22	4-2008	1-2008	30
Tazewell (Tazewell County, IL)	955		902	34	936	—	—	902	34	936	10	—	1-2008	21
Duncantown (Fulton County, IL)	788		693	—	693	—	—	693	—	693	—	—	2-2008	—
Bardolph (McDonough County, IL)	1,040		1,120	—	1,120	—	—	1,120	—	1,120	—	—	4-2008	—
Parr (Fulton County, IL)	390		398	—	398	—	—	398	—	398	—	—	11-2008	—
Pumphouse West (Schuyler County, IL)	—		1,500	—	1,500	—	—	1,500	—	1,500	—	—	11-2008	—
Curless (Fulton County, IL)	1,625		1,750	—	1,750	—	—	1,750	—	1,750	—	—	1-2009	—
Crabtree (Mason County, IL)	515		442	38	480	—	—	442	38	480	6	—	11-2009	24
Pella (Purdum) (McDonough County, IL)	536		649	—	649	—	—	649	—	649	—	—	3-2010	—
Baca Co. (Baca County, CO)	1,009		819	94	913	55	—	819	149	968	13	6-2012	11-2010	16
Busch (Mason County, IL)	715		725	—	725	—	—	725	—	725	—	—	12-2010	—
Kaufman (McDonough County, IL)	2,776		2,572	—	2,572	—	—	2,572	—	2,572	—	—	12-2010	—
Estep (Mason County, IL)	225		200	16	216	—	—	200	16	216	—	—	3-2011	50
Skien (Fulton County, IL)	—		321	24	345	—	—	321	24	345	1	—	4-2011	50
Dilworth (McDonough County, IL)	747		923	53	976	—	—	923	53	976	1	—	6-2011	50
Heap (McDonough County, IL)	547		527	37	564	—	—	527	37	564	1	—	9-2011	50
Stanbra/Zeller (Butler County, NE)	558		1,539	—	1,539	—	—	1,539	—	1,539	—	—	1-2012	—
Matulka (Butler County, NE)	623		1,881	55	1,936	794	—	1,881	849	2,730	29	6-2012	1-2012	25
Zeagers (Butler County, NE)	796		1,109	40	1,149	—	—	1,109	40	1,149	—	—	1-2012	20
Beckerdite (Schuyler County, IL)	779		991	—	991	—	—	991	—	991	—	—	2-2012	—
Kelly (Butler County, NE)	262		742	—	742	—	—	742	—	742	—	—	6-2012	—
McFadden MD (McDonough County, IL)	486		610	—	610	—	—	610	—	610	—	—	10-2012	—
McFadden SC (Schuyler County, IL)	196		252	—	252	—	—	252	—	252	—	—	10-2012	—
Symond (Mason County, IL)	1,297		1,700	—	1,700	—	—	1,700	—	1,700	—	—	12-2012	—

Totals	$35,206	(b)	$33,546	$1,101	$34,647	$2,509	$—	$33,546	$3,610	$37,156	$302

(a)
The aggregate basis for U.S. federal income tax purposes is $32,232.

(b)
Amount differs from the $36,199 shown on the combined consolidated balance sheet as of December 31, 2012, as there is debt allocated to FP Land LLC which it intends to repay that is not collateralized by real estate in FP Land LLC.

(c)
Reconciliation of "Real Estate and Accumulated Depreciation"

 Reconciliation of "Real estate and accumulated depreciation"

(In Thousands)

	Year Ended December 31,
	2012	2011
Real estate:
Balance at beginning of year	$27,391	$24,458
Additions during period
Additions through construction of improvements	439	1,058
Non cash acquisitions	5,514	—
Acquisitions through business combinations(1)	3,812	2,101
Deductions during period
Partial dispositions of real estate	—	(226)

Balance at end of year	$37,156	$27,391

Accumulated depreciation:
Balance at beginning of year	$177	$126
Additions charged to costs and expenses	125	51

Balance at end of year	$302	$177

(1)
Amounts above do not include $98 of earnest money, which have been included in real estate acquisitions in the Combined Consolidated Statements of Cash Flows for the year ended December 31, 2011.

Astoria Farms

Balance Sheets

As of September 30, 2013 (unaudited) and December 31, 2012

	September 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash	$84,643	$113,519
Accounts receivable	—	152,812
Related party accounts receivable	28,001	84,834
Crop insurance receivable	—	1,184,628
Fertilizer inventory	283,836	—
Grain inventory	—	42,995
Growing crops	5,104,297	969,524
Related party notes receivable	5,074	11,770

Total current assets	5,505,851	2,560,082

Property and Equipment
Machinery and equipment	2,515,024	1,870,989
Less accumulated depreciation	(375,715)	(243,866)

Total Property and Equipment, net	2,139,309	1,627,123

Related party notes	—	23,429
Other assets	17,532	17,532

Total other assets	17,532	40,961

TOTAL ASSETS	$7,662,692	$4,228,166

LIABILITIES AND PARTNERS' EQUITY
LIABILITIES
Borrowings under line of credit	$2,496,635	$3,361,666
Accounts payable and accrued expenses	951,386	84,348
Accounts payable related party	2,353,187	112,008
Current portion long term debt	223,140	152,787
Accrued interest	23,117	164,677
Related party notes payable	2,407,683	821,928

Total current liabilities	8,455,148	4,697,414

Note payable less current portion	824,392	741,551

Total liabilities	9,279,540	5,438,965

Commitments and contingencies
PARTNERS' EQUITY
Partners' equity	276,339	391,123
Affiliates' notes	(1,893,187)	(1,601,922)

Total partners' deficit	(1,616,848)	(1,210,799)

TOTAL LIABILITIES AND PARTNERS' EQUITY	$7,662,692	$4,228,166

See accompanying notes.

Astoria Farms

Statements of Operations

For the Nine Months Ended September 30, 2013 and 2012

(unaudited)

	September 30, 2013	September 30, 2012
OPERATING REVENUES
Rental income related party	$25,641	$31,156
Crop sales	442,945	1,760,264
Crop sales related party	—	244,701
Agriculture program payments	235,105	285,000
Other revenue	77,681	12,964

Total operating revenues	781,372	2,334,085

COST OF PRODUCTION
Land rent	2,346,571	1,679,370
Seed	619,724	676,103
Fertilizer	901,041	1,158,034
Chemical	245,839	142,214
Irrigation costs	25,493	20,546
Crop insurance	175,269	164,840
Crop consulting	47,965	—
Storage	53,934	35,581
Costs allocated to growing crops	(3,969,460)	(2,700,541)

Total cost of production	446,376	1,176,147

OPERATING COSTS
Labor, payroll taxes, benefits, and contract labor	196,212	209,422
Equipment rent	225,000	150,000
Fuel and oil	141,211	149,312
Repairs and maintenance	166,129	149,032
Utilities	1,315	7,082
Insurance	20,934	22,609
Property taxes and licenses	227,234	155,308
Other expenses	3,834	1,228
Costs allocated to growing crops	(920,095)	(476,134)

Total operating costs	61,774	367,859

GROSS PROFIT	273,222	790,079

ADMINISTRATIVE COSTS
Professional fees	63,663	79,137
Office expenses and supplies	15,850	24,336

Total administrative costs	79,513	103,473

OPERATING INCOME	193,709	686,606

OTHER INCOME (EXPENSE):
Interest income	—	310
Interest expense	(85,644)	(169,543)
Depreciation and amortization	(131,849)	(98,476)
Gain on sale of assets	—	4,000

Total other expense	(217,493)	(263,709)

NET (LOSS) INCOME	$(23,784)	$422,897

See accompanying notes.

Astoria Farms

Statements of Partners' Deficit

For the Nine Months Ended September 30, 2013

(unaudited)

	Partners' Equity (Deficit)	Affiliates' Notes	Total
Balance at December 31, 2012	$391,123	$(1,601,922)	$(1,210,799)
Net loss	(23,784)	—	(23,784)
Distributions	(91,000)	—	(91,000)
Change in affiliates' notes	—	(291,265)	(291,265)

Balance at September 30, 2013	$276,339	$(1,893,187)	$(1,616,848)

See accompanying notes.

Astoria Farms

Statements of Cash Flows

For the Nine Months Ended September 30, 2013 and 2012

(unaudited)

	September 30, 2013	September 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(23,784)	$422,897
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Depreciation and amortization	131,849	98,476
Gain on sale of assets	—	(4,000)
(Increase) decrease in assets:
Accounts receivable	152,812	—
Accounts receivable related party	56,833	(52,155)
Crop insurance receivable	1,184,628	—
Fertilizer inventory	(283,836)	(482,201)
Grain inventory	42,995	40,601
Growing crops	(4,134,773)	(2,103,202)
Prepaid expenses	—	91,698
Increase (decrease) in accounts payable and accrued expenses
Accounts payable and accrued expenses	867,038	113,366
Accounts payable to related party	2,241,179	1,385,105
Accrued interest	(141,560)	103,591

Net cash provided by (used in) operating activities	93,381	(385,824)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of machinery	(644,035)	(1,131,483)
Receipts from related party notes	30,125	10,955

Net cash used in investing activities	(613,910)	(1,120,528)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from related party notes	4,504,178	40,845
Repayments on related party notes	(2,918,423)	—
Borrowings from mortgage notes payable	305,981	804,319
Repayments on mortgage notes payable	(152,787)	(28,832)
Borrowings from line of credit	2,496,635	858,519
Repayments on line of credit	(3,361,666)	(2,536,804)
Distributions	(91,000)	(63,750)
Repayments on affiliates' notes	1,297,500	3,333,070
Borrowings on affiliates' notes	(1,588,765)	(1,072,790)

Net cash provided by financing activities	491,653	1,334,577

NET (DECREASE) IN CASH	(28,876)	(171,775)
CASH, BEGINNING OF PERIOD	113,519	378,125

CASH, END OF PERIOD	$84,643	$206,350

Cash paid during period for interest	$227,204	$65,952

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING TRANSACTIONS
Transfer of livestock business through loan to new related entity	$—	$864,068
Acquisition of leased asset	—	106,000
Transfer of leased asset to Paul Pittman	—	100,000

See accompanying notes.

Astoria Farms

Notes to Financial Statements

(unaudited)

Note 1—Organization and Significant Accounting Policies

Nature of Business and Ownership

        Astoria Farms (the "Company") is a general partnership that was formed on August 13, 2009. Its partnership agreement was amended and restated on December 1, 2010 and again on January 1, 2013. The Company is engaged in the production and sale of corn and soybeans in five counties in Illinois (Fulton, Schuyler, McDonough, Mason and Tazewell). Pursuant to the December 1, 2010 partnership agreement, partnership interests in Astoria Farms are divided equally among the following partners: Andy Merrick Farms, L.P., an Illinois limited partnership ("Andy Merrick Farms"); Matt Frye Farms, L.P., an Illinois limited partnership ("Matt Frye Farms"); and Buffee Powell Merrick Farms, L.P., an Illinois limited partnership ("Buffee Powell Merrick Farms"). Pursuant to the January 1, 2013 partnership agreement, partnership interests in the Company are owned as follows: 33.34% by Pittman Hough Farms, LLC, a Colorado limited liability company (together with its predecessor entities, "Pittman Hough Farms"); 33.33% by Matt Frye Farms; and 33.33% by Andy Merrick Farms. Paul A. Pittman owns 75% of Pittman Hough Farms and is a general partner of Matt Frye Farms, Andy Merrick Farms and Buffee Powell Merrick Farms. The net profits or losses of the Company are allocated in proportion to each partner's ownership percentage. Distributions of the profits, if any, are to be made within 90 days of year end in proportion to each partner's ownership percentage. The original capital of the partnership was $15,000, and any subsequent capital calls would be made in proportion to each partner's respective ownership percentage.

Use of Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

        The Company's cash at September 30, 2013 and 2012 was held in the custody of two financial institutions, and the Company's balance at times may exceed federally insurable limits. The Company monitors balances with individual financial institutions to mitigate risks relating to balances exceeding such limits.

Inventories

        Inventories consist primarily of grain held for sale as well as growing crops. Grain held for sale and livestock available for sale are valued using the farm price method. Under this method, inventory is valued at market price, based upon the nearest market in the geographic region, less any cost of disposition. Cost of disposition includes broker's commissions, freight, and other marketing costs. The Company books the grain held for sale in inventory or grain sales. The farm price method may be used when the following three criteria are met:

  1.
  The product has a reliable, readily determinable and realizable market price.    The Company produces corn and soybeans, which are priced by the Chicago Board of Trade.

Astoria Farms

Notes to Financial Statements (Continued)

(unaudited)

Note 1—Organization and Significant Accounting Policies (Continued)

  2.
  The product has relatively insignificant and predictable costs of disposal.    The only cost of the Company is the cost of transportation to a delivery site, which is insignificant and predictable.

  3.
  The product is available for immediate delivery.    The Company has on-farm storage for grain inventory that can be delivered any business day to a grain dealer.

        Costs of growing crops are accumulated until the time of harvest and are reported at the lower of cost or market (based on exchange-quoted prices, adjusted for differences in local markets, or market transactions). Included in growing crops are direct costs, such as seed, chemicals and fertilizer, and indirect costs, such as fuel, repairs and labor, attributable to the work in process of the production of corn and soybeans on a growing season basis.

Property and Equipment

        Property and equipment are carried at cost. The Company computes depreciation of property and equipment using the straight-line method over their estimated useful lives as follows:

Years
Farm equipment	7 - 40

        Depreciation expense for the nine months ended September 30, 2013 and 2012 was $131,849 and $98,476, respectively. Depreciation is calculated based on the useful life of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

        The Company evaluates its long-lived assets for impairment when events such as declines in equipment's capabilities or deteriorating market conditions bring recoverability of the carrying value of one or more assets into question. When indicators of impairment exist, the Company projects the total undiscounted cash flows of the asset, including proceeds from disposition, and compares the results to the net book value of the asset. If this evaluation indicates that the carrying value may not be recoverable, an impairment loss is recorded in earnings equal to the amount by which the carrying value exceeds fair value of the long lived asset. There have been no impairments recognized on long-lived assets in the accompanying financial statements.

Income Taxes

        The Company does not incur income taxes; instead, its earnings are included on the owners' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes. It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company files income tax returns in the U.S. federal jurisdiction and applicable state jurisdictions. The Company is subject to U.S. federal or state income tax examinations by tax authorities generally for a period of three years after filing.

Astoria Farms

Notes to Financial Statements (Continued)

(unaudited)

Note 1—Organization and Significant Accounting Policies (Continued)

Accounts Receivable

        Crop sales are recognized when the commodities are shipped with the offsetting balances reflected as accounts receivable. Crop insurance proceeds are also included in accounts receivable. Crop insurance is booked as a receivable when the claim is processed but not yet received and the amount is determinable from information provided by the crop insurance company. Accounts receivable are presented at face value, net of the allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on historical experience and current economic conditions. The allowance for doubtful accounts was $0 as of September 30, 2013 and 2012.

Agriculture Program Payments

        The Company recognizes revenue when it is fixed or determinable and collectability is reasonably assured. Because of the complex nature of the calculations of government payments and the uncertainty of collections and amounts due to government legislation, government subsidy payments (U.S. federal agricultural program payments) of grain production and other revenue are generally recognized when the cash is received. Total agriculture program payments for the nine months ended September 30, 2013 and 2012 were $235,105 and $285,000, respectively.

Other Revenue

        The Company records non-operating and unusual or infrequent income as other revenue on its consolidated statement of operations.

Note 2—Related Party Transactions

Related Party Sales, Accounts Receivable and Notes Receivable

        The Company sells grain and silage to related livestock entities and charges yardage for use of real estate and equipment for livestock production. Sales to these entities were $0 and $244,701 for the nine months ended September 30, 2013 and 2012, respectively. Accounts receivable with livestock entities was $28,001 and $84,834 as of September 30, 2013 and December 31, 2012, respectively. The inventory sold between the entities is at cost of production because the entities are under common control with the Company.

        The Company had notes receivable of $5,074 and $35,199 as of September 30, 2013 and December 31, 2012, respectively, with the Company's partners as financing for the purchase of vehicles.

Related Party Expenses, Accounts Payable and Notes Payable

        The Company leased land and equipment from Mr. Pittman, Pittman Hough Farms and PHS Holdings LLC, an Illinois limited liability company in which Pittman Hough Farms has a 30% interest ("PHS Holdings"), in 2013, and Mr. Pittman and Pittman Hough Farms in 2012. The lease expense with related parties was $2,356,232 and $1,697,281 for the nine months ended September 30, 2013 and 2012, respectively. The total related party accounts payable from these transactions was $2,088,832 and $34,971 as of September 30, 2013 and December 31, 2012, respectively.

Astoria Farms

Notes to Financial Statements (Continued)

(unaudited)

Note 2—Related Party Transactions (Continued)

        In the third quarter of 2012, the Company began leasing employees from American Agriculture Corporation, a Colorado corporation under common control with the Company. Employee leasing for the nine months ended September 30, 2013 was $187,318. As of September 30, 2013, the Company had related party accounts payable to American Agriculture Corporation of $264,355.

        Total notes payable to entities under the common control of Pittman Hough Farms for working capital purposes was $2,407,683 and $171,928 as of September 30, 2013 and December 31, 2012, respectively. The Company had notes payable to PHS Holdings of $650,000 as of December 31, 2012.

Affiliates' Notes

        The Company entered into lending and loan arrangements with various operating and land holding entities under the common control of Pittman Hough Farms for working capital purposes. Total notes receivable from those entities was $1,893,187 and $1,601,922 as of September 30, 2013 and December 31, 2012, respectively.

Astoria Farms

Notes to Financial Statements (Continued)

(unaudited)

Note 3—Notes Payable

        The Company's notes payable are cash flow financings of equipment. The financings are collateralized through purchase money security interests on specific pieces of equipment.

Loan	Payment Terms	Annual Payment	Annual Interest Rate	Principal Outstanding as of September 30, 2013	Principal Outstanding as of December 31, 2012	Current Maturity	Book Value of Collateral as of September 30, 2013
Financial institution	Annual principal and interest	$14,686	0.00%	$14,686	$29,371	May 2014	$54,097
Financial institution	Annual principal and interest	23,582	3.45%	22,703	44,800	August 2014	38,042
Financial institution	Annual principal and interest	17,373	5.50%	46,690	60,650	March 2016	95,376
Financial institution	Annual principal and interest	24,350	3.60%	89,277	109,260	February 2017	121,877
Financial institution	Annual principal and interest, with a balloon payment of $140,042	111,713	3.74%	568,194	650,257	January 2018	621,067
Financial institution	Annual principal and interest	22,628	2.99%	106,758	—	March 2018	235,407
Financial institution	Annual principal and interest	44,440	3.75%	199,224	—	June 2018	152,339

Total				$1,047,532	$894,338		$1,318,205

Astoria Farms

Notes to Financial Statements (Continued)

(unaudited)

Note 3—Notes Payable (Continued)

        Each of the notes governing the Company's outstanding indebtedness includes standard acceleration clauses triggered by default on certain provisions of the note.

        Aggregate maturities of long-term debt over the next five years and thereafter are as follows:

Three Months Ending December 31,
2013	$—

Year Ending December 31,
2014	223,140
2015	189,851
2016	196,901
2017	187,222
2018 and later	250,418

1,047,532

$1,047,532

Note 4—Lines of Credit

        The Company had loan agreements with a financial institution for lines of credit with aggregate outstanding balances of $2,496,635 and $3,361,666 as of September 30, 2013 and December 31, 2012, respectively. The aggregate amount of credit available under these lines was $4,725,000 as of December 31, 2012. The outstanding balances were paid off and the lines of credit extinguished on April 4, 2013. These lines of credit bore annual interest rates ranging from 4.00% to 5.25%, had 12-month terms and were collateralized by the current assets of the Company.

        On April 4, 2013, the Company entered into a loan agreement with a financial institution for a line of credit of $2,500,000. As of September 30, 2013, the line of credit had an outstanding balance of $2,496,635. The line of credit bears interest at a variable rate, which was 3.18% at September 30, 2013, and has a 12-month term. The line of credit is collateralized by the current assets of the Company. The loan covenants require that the Company maintain a debt service ratio of 1.25:1.00 and maintain $1,500,000 of available working capital. As of September 30, 2013, the Company was in compliance with the covenants under the loan agreement.

Note 5—Commitments and Contingencies

        The Company is not currently subject to any known material commitments or contingencies from its business operations, nor to any material known or threatened litigation.

Note 6—Subsequent Events

        The Company has evaluated subsequent events through December 3, 2013, the date on which the financial statements were available to be issued.

Astoria Farms

Notes to Financial Statements (Continued)

(unaudited)

Note 6—Subsequent Events (Continued)

        The Company settled all cash flow loans and inter-company accounts receivable and payable recorded as of November 26, 2013 between entities under common control, resulting in a net outflow of $1,277,847.

        Substantially concurrently with the proposed underwritten initial public offering by Farmland Partners Inc., a Maryland corporation (the "REIT"), of its common stock (the "Offering"), which is expected to be completed in 2014, the Company's leases with wholly owned subsidiaries of FP Land LLC, the REIT's predecessor, for approximately 5,533 acres of farmland will be terminated, and the Company will enter into new triple-net lease agreements with wholly owned subsidiaries of the REIT for the same farmland. Total lease expense with wholly owned subsidiaries of the REIT is expected to be $1,945,833 for the year ending December 31, 2014. As of September 30, 2013, the Company leased an aggregate of approximately 9,594 acres of farmland, including the approximately 5,533 acres of farmland leased from wholly owned subsidiaries of FP Land LLC.

Independent Auditor's Report

To the Partners of Astoria Farms:

        We have audited the accompanying financial statements of Astoria Farms, which comprise the balance sheets as of December 31, 2012 and December 31, 2011, and the related statements of operations, partners' deficit, and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Astoria Farms at December 31, 2012 and December 31, 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
December 3, 2013

Astoria Farms

Balance Sheets

As of December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
ASSETS
Current Assets
Cash	$113,519	$378,125
Accounts receivable	152,812	—
Related party accounts receivable	84,834	—
Crop insurance receivable	1,184,628	—
Livestock inventory	—	864,068
Grain inventory	42,995	40,601
Growing crops	969,524	1,161,045
Prepaid expenses	—	297,698
Related party notes receivable	11,770	—

Total current assets	2,560,082	2,741,537

Property and Equipment
Machinery and equipment	1,870,989	583,990
Less accumulated depreciation	(243,866)	(124,888)

Total property and equipment, net	1,627,123	459,102

Related party notes	23,429	49,844
Other assets	17,532	17,532

Total other assets	40,961	67,376

TOTAL ASSETS	$4,228,166	$3,268,015

LIABILITIES AND PARTNERS' EQUITY
Borrowings under line of credit	$3,361,666	$5,233,380
Accounts payable and accrued expenses	84,348	313,814
Accounts payable related parties	112,008	—
Current portion of long-term debt	152,787	28,570
Accrued interest	164,677	121,702
Related party notes payable	821,928	—

Total current liabilities	4,697,414	5,697,466

Notes payable less current portion	741,551	90,282

Total liabilities	5,438,965	5,787,748

Commitments and contingencies
PARTNERS' EQUITY
Partners' equity (deficit)	391,123	(408,945)
Affiliates' notes	(1,601,922)	(2,110,788)

Total partners' deficit	(1,210,799)	(2,519,733)

TOTAL LIABILITIES AND PARTNERS' EQUITY	$4,228,166	$3,268,015

See accompanying notes.

Astoria Farms

Statements of Operations

For the Years Ended December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
OPERATING REVENUES
Rental income related party	$41,839	$—
Crop sales	6,035,991	3,455,908
Crop sales related party	287,695	913,844
Agricultural program payments	345,800	128,789
Other revenue	17,620	47,408

Total operating revenues	6,728,945	4,545,949

COST OF PRODUCTION
Land rent	2,217,819	1,682,930
Seed	657,687	562,195
Fertilizer	1,136,945	788,473
Chemical	115,577	158,575
Irrigation costs	23,655	11,024
Crop insurance	197,787	257,388
Crop consulting	26,738	—
Storage	49,260	73,419

Total cost of production	4,425,468	3,534,004

Labor, payroll taxes, benefits, and contract labor	297,132	350,992
Equipment rent	202,850	358,150
Fuel and oil	214,675	209,044
Repairs and maintenance	185,545	161,642
Utilities	9,149	1,127
Insurance	41,846	17,170
Property taxes and licenses	155,348	151,044
Other expenses	1,527	3,574
Costs allocated to growing crops	(127,171)	(87,572)

Total operating costs	980,901	1,165,171

GROSS PROFIT (DEFICIT)	1,322,576	(153,226)

ADMINISTRATIVE COSTS
Professional fees	88,605	60,137
Office expenses and supplies	32,844	76,266

Total administrative costs	121,449	136,403

OPERATING INCOME (LOSS)	1,201,127	(289,629)

OTHER INCOME (EXPENSE):
Gain on sale of assets	4,000	—
Interest income	34,060	—
Interest expense	(211,116)	(166,026)
Depreciation and amortization	(118,978)	(56,682)

Total other income (expense)	(292,034)	(222,708)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	909,093	(512,337)

Income from discontinued operations	—	122,913

NET INCOME (LOSS)	$909,093	$(389,424)

See accompanying notes.

Astoria Farms

Statements of Partners' Deficit

For the Years Ended December 31, 2012 and 2011

	Partners' Equity (Deficit)	Affiliates' Notes	Total
Partners' Deficit at December 31, 2010	$36,929	$(732,152)	$(695,223)
Net loss	(389,424)	—	(389,424)
Distributions	(56,450)	—	(56,450)
Change in affiliates' notes	—	(1,378,636)	(1,378,636)

Partners' Deficit at December 31, 2011	$(408,945)	$(2,110,788)	$(2,519,733)

Net income	909,093	—	909,093
Distributions	(109,025)	—	(109,025)
Change in affiliates' notes	—	508,866	508,866

Partners' Deficit at December 31, 2012	$391,123	$(1,601,922)	$(1,210,799)

See accompanying notes.

Astoria Farms

Statements of Cash Flows

For the Years Ended December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$909,093	$(389,424)
Adjustments to reconcile net income (loss) to net cash (used in) operating activities:
Depreciation and amortization	118,978	56,682
Gain on sale of assets	(4,000)	—
Noncash sale of grain	—	(1,158,544)
(Increase) decrease in assets:
Accounts receivable and related party account receivable	(237,646)	—
Crop insurance receivable	(1,184,628)	582,177
Livestock inventory	—	(839,068)
Grain inventory	(2,394)	(40,601)
Growing crops	191,521	(526,349)
Prepaid expenses	91,698	383,281
(Decrease) increase in accounts payable and accrued expenses
Accounts payable and accrued expenses	(229,466)	236,665
Accounts payable to related parties	112,008	—
Accrued interest	42,975	53,201

Net cash used in operating activities	(191,861)	(1,641,980)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of machinery	(1,176,999)	(223,049)
Borrowings related party	14,645	14,245
Repayments related party	—	(64,089)

Net cash used in investing activities	(1,162,354)	(272,893)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from notes payable	804,316	74,795
Repayments on notes payable	(28,830)	(14,686)
Borrowings from line of credit	1,563,788	8,750,914
Repayments on line of credit	(3,435,502)	(6,626,597)
Distributions	(109,025)	(56,450)
Borrowings related party	650,000	—
Repayments from affiliates' notes	6,511,643	4,966,431
Borrowings on affiliates' notes	(4,866,781)	(5,186,523)

Net cash provided by financing activities	1,089,609	1,907,884

NET (DECREASE) IN CASH	(264,606)	(6,989)
CASH, BEGINNING OF YEAR	378,125	385,114

CASH, END OF YEAR	$113,519	$378,125

Cash paid during year for interest	$167,900	$134,042

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING TRANSACTIONS
Transfer of livestock business through loan to new related entity	$864,068	$—
Acquisition of leased asset	106,000	—
Transfer of leased asset to Paul Pittman	100,000	—
Transfer of grain to Paul Pittman with assumption of operating debt	—	1,158,544

See accompanying notes.

Astoria Farms

Notes to Financial Statements

Note 1—Organization and Significant Accounting Policies

Nature of Business and Ownership

        Astoria Farms (the "Company") is a general partnership that was formed on August 13, 2009. Its partnership agreement was amended and restated on December 1, 2010 and again on January 1, 2013. The Company is engaged in the production and sale of corn and soybeans in five counties in Illinois (Fulton, Schuyler, McDonough, Mason and Tazewell). Pursuant to the December 1, 2010 partnership agreement, partnership interests in Astoria Farms are divided equally among the following partners: Andy Merrick Farms, L.P., an Illinois limited partnership ("Andy Merrick Farms"); Matt Frye Farms, L.P., an Illinois limited partnership ("Matt Frye Farms"); and Buffee Powell Merrick Farms, L.P., an Illinois limited partnership ("Buffee Powell Merrick Farms"). Pursuant to the January 1, 2013 partnership agreement, partnership interests in the Company are owned as follows: 33.34% by Pittman Hough Farms, LLC, a Colorado limited liability company (together with its predecessor entities, "Pittman Hough Farms"); 33.33% by Matt Frye Farms; and 33.33% by Andy Merrick Farms. Paul A. Pittman owns 75% of Pittman Hough Farms and is a general partner of Matt Frye Farms, Andy Merrick Farms and Buffee Powell Merrick Farms. The net profits or losses of the Company are allocated in proportion to each partner's ownership percentage. Distributions of the profits, if any, are to be made within 90 days of year end in proportion to each partner's ownership percentage. The original capital of the partnership was $15,000, and any subsequent capital calls would be made in proportion to each partner's respective ownership percentage.

Use of Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

        The Company's cash at December 31, 2012 and 2011 was held in the custody of two financial institutions, and the Company's balance at times may exceed federally insurable limits. The Company monitors balances with individual financial institutions to mitigate risks relating to balances exceeding such limits.

Inventories

        Inventories consist primarily of grain held for sale as well as growing crops. Grain held for sale and livestock available for sale are valued using the farm price method. Under this method, inventory is valued at market price, based upon the nearest market in the geographic region, less any cost of disposition. Cost of disposition includes broker's commissions, freight, and other marketing costs. The Company books the grain held for sale in inventory or grain sales. The farm price method may be used when the following three criteria are met:

  1.
  The product has a reliable, readily determinable and realizable market price.    The Company produces corn and soybeans, which are priced by the Chicago Board of Trade. The Company also raises livestock, which is priced by the Chicago Mercantile Exchange.

Astoria Farms

Notes to Financial Statements (Continued)

Note 1—Organization and Significant Accounting Policies (Continued)

  2.
  The product has relatively insignificant and predictable costs of disposal.    The only cost of the Company is the cost of transportation to a delivery site, which is insignificant and predictable.

  3.
  The product is available for immediate delivery.    The Company has on-farm storage for grain inventory that can be delivered any business day to a grain dealer. Livestock is also available on-farm for delivery any business day to a buyer.

        Costs of growing crops are accumulated until the time of harvest and are reported at the lower of cost or market (based on exchange-quoted prices, adjusted for differences in local markets, or market transactions). Included in growing crops are direct costs, such as seed, chemicals and fertilizer, and indirect costs, such as fuel, repairs and labor, attributable to the work in process of the production of corn and soybeans on a growing season basis. Costs are allocated to growing crops based on a percentage of the total costs of production and total operating costs that are attributable to the portion of the crops that remain in inventory at the end of the year.

        Costs of raising livestock are accumulated until the time of sale and are reported at the lower of cost or market (based on exchange-quoted prices, adjusted for differences in local markets, or market transactions). Included in livestock costs are direct costs, such as feed and veterinary care, and indirect costs, such as labor and supplies.

Property and Equipment

        Property and equipment are carried at cost. The Company computes depreciation of property and equipment using the straight-line method over their estimated useful lives as follows:

Years
Farm equipment	7 - 40

        Depreciation expense for the years ended December 31, 2012 and 2011 was $118,978 and $56,682, respectively. Depreciation is calculated based on the useful life of the asset. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

        The Company evaluates its long-lived assets for impairment when events such as declines in equipment's capabilities or deteriorating market conditions bring recoverability of the carrying value of one or more assets into question. When indicators of impairment exist, the Company projects the total undiscounted cash flows of the asset, including proceeds from disposition, and compares the results to the net book value of the asset. If this evaluation indicates that the carrying value may not be recoverable, an impairment loss is recorded in earnings equal to the amount by which the carrying value exceeds fair value of the long-lived asset. There have been no impairments recognized on long-lived assets in the accompanying financial statements.

Income Taxes

        The Company does not incur income taxes; instead, its earnings are included on the owners' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes. It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's

Astoria Farms

Notes to Financial Statements (Continued)

Note 1—Organization and Significant Accounting Policies (Continued)

assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company files income tax returns in the U.S. federal jurisdiction and applicable state jurisdictions. The Company is subject to U.S. federal or state income tax examinations by tax authorities generally for a period of three years after filing.

Accounts Receivable

        Crop and livestock sales are recognized when the commodities are shipped with the offsetting balances reflected as accounts receivable. Crop insurance proceeds are also included in accounts receivable. Crop insurance is booked as a receivable when the claim is processed but not yet received and the amount is determinable from information provided by the crop insurance company. Accounts receivable are presented at face value, net of the allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on historical experience and current economic conditions. The allowance for doubtful accounts was $0 as of December 31, 2012 and 2011.

Agriculture Program Payments

        The Company recognizes revenue when it is fixed or determinable and collectability is reasonably assured. Because of the complex nature of the calculations of government payments and the uncertainty of collections and amounts due to government legislation, government subsidy payments (U.S. federal agricultural program payments) of grain production and other revenue are generally recognized when the cash is received. Total agriculture program payments for the years ended December 31, 2012 and 2011 were $345,800 and $128,789, respectively.

Other Revenue

        The Company records non-operating and unusual or infrequent income as other revenue on its consolidated statement of operations.

Note 2—Related Party Transactions

Related Party Sales, Accounts Receivable and Notes Receivable

        The Company sells grain and silage to related livestock entities and charges yardage for use of real estate and equipment for livestock production. Sales to these entities were $42,995 and $0 for the years ended December 31, 2012 and 2011, respectively. Accounts receivable with livestock entities was $84,834 and $0 as of December 31, 2012 and 2011, respectively. The inventory sold between the entities is at cost of production because the entities are under common control with the Company. During the year ended December 31, 2011, the Company transferred $1,158,544 of grain to Mr. Pittman in exchange for a reduction of the note payable with him. Because the transaction was between entities under common control, the transfer was recorded at the cost basis of the grain and resulted in a deferred gain of $244,700 at December 31, 2011. The deferred gain was subsequently recognized during the year ended December 31, 2012 as a component of crop sales related party when the inventory was sold by Mr. Pittman to a third party, as discussed in "Note 6—Fair Value Measurements."

Astoria Farms

Notes to Financial Statements (Continued)

Note 2—Related Party Transactions (Continued)

        The Company had notes receivable of $35,199 and $49,844 as of December 31, 2012 and 2011, respectively, with the Company's partners as financing for the purchase of vehicles.

        In 2012, the Company transferred harvesting equipment of $100,000 to Mr. Pittman.

Related Party Expenses, Accounts Payable and Notes Payable

        The Company leased land and equipment from Mr. Pittman in 2011 and from Mr. Pittman and Pittman Hough Farms in 2012. Total lease expense with related parties was $2,263,041 and $1,659,249 for the years ended December 31, 2012 and 2011, respectively. The total related party accounts payable from these transactions was $34,971 and $0 as of December 31, 2012 and 2011, respectively.

        In the third quarter of 2012, the Company began leasing employees from American Agriculture Corporation, a Colorado corporation under common control with the Company. Employee leasing for the year ended December 31, 2012 was $77,037. As of December 31, 2012, the Company had related party accounts payable to American Agriculture Corporation of $77,037.

        The Company entered into lending and loan arrangements with various operating and land holding entities under common control of Pittman Hough Farms for working capital purposes. Total notes payable to those entities was $171,928 and $0 as of December 31, 2012 and 2011, respectively.

        The Company had notes payable of $650,000 as of December 31, 2012 with PHS Holdings LLC, an Illinois limited liability company in which Pittman Hough Farms has a 30% interest, for a deposit on the purchase of farmland.

Affiliates' Notes

        The Company had notes receivable with various operating and land holding entities under common control of Pittman Hough Farms for working capital purposes. Total notes receivable from those entities was $1,601,922 and $2,110,788 as of December 31, 2012 and 2011 respectively.

Note 3—Discontinued Operations

        The Company transferred its livestock business to South Fulton effective January 1, 2012, and it has been reflected as discontinued operations for all periods presented. The following table summarizes the results of the Company's discontinued operations:

Year ended December 31, 2011
Livestock sales	$731,213
Livestock costs	608,300

Net income from discontinued operations	$122,913

Astoria Farms

Notes to Financial Statements (Continued)

Note 4—Notes Payable

        The Company's notes payable are cash flow financings of equipment. The financings are collateralized through purchase money security interests on specific pieces of equipment.

Loan	Payment Terms	Annual Payment	Annual Interest Rate	Principal Outstanding as of December 31, 2012	Principal Outstanding as of December 31, 2011	Current Maturity	Book Value of Collateral as of December 31, 2012
Financial institution	Annual principal and interest	$14,686	0.00%	$29,371	$44,057	May 2014	$56,543
Financial institution	Annual principal and interest	23,582	3.45%	44,800	—	August 2014	40,117
Financial institution	Annual principal and interest	17,373	5.50%	60,650	74,795	March 2016	118,064
Financial institution	Annual principal and interest	24,350	3.60%	109,260	—	February 2017	128,690
Financial institution	Annual principal and interest, with a balloon payment of $140,042	111,713	3.74%	650,257	—	January 2018	624,248

Total				$894,338	$118,852		$967,662

Astoria Farms

Notes to Financial Statements (Continued)

Note 4—Notes Payable (Continued)

        Each of the notes governing the Company's outstanding indebtedness includes standard acceleration clauses triggered by default on certain provisions of the note.

        Aggregate maturities of long-term debt over the next five years and thereafter are as follows:

Year ending December 31,
2013	$152,787
2014	163,903
2015	131,383
2016	136,305
2017 and later	309,960

$894,338

Note 5—Lines of Credit

        The Company has loan agreements with a financial institution for lines of credit with aggregate outstanding balances of $3,361,666 and $5,233,380 as of December 31, 2012 and 2011, respectively. The aggregate amount of credit available under these lines was $4,725,000 and $4,800,000 at December 31, 2012 and 2011, respectively. The lines of credit bore annual interest rates ranging from 4.00% to 5.25% and have 12-month terms. The outstanding balance of principal and interest is due at maturity in 2013. The line of credit is collateralized by the current assets of the Company.

Note 6—Fair Value Measurements

        FASB ASC 820-10 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company's principal and most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in FASB ASC 820-10 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity's own assumptions based on market data and the entity's judgments about assumptions that market participants would use in pricing the asset or liability, and are to be developed based on the best information available for the circumstances.

        FASB ASC 820-10 establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

  •
  Level 1—Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

  •
  Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable or can be substantially corroborated for the asset or liability, either directly or indirectly.

Astoria Farms

Notes to Financial Statements (Continued)

Note 6—Fair Value Measurements (Continued)

  •
  Level 3—Inputs to the valuation methodology are unobservable, supported by little or no market activity and are significant to the fair value measurement.

        There were no assets and liabilities that were accounted for at fair value on either December 31, 2012 or December 31, 2011.

        At December 31, 2011, the Company transferred $1,158,544 of grain to Mr. Pittman in exchange for a reduction of the note payable with him. Because the transaction was between entities under common control, the transfer was recorded at the cost basis of the grain and resulted in a deferred gain of $244,700 at December 31, 2011. The deferred gain was subsequently recognized during the year ended December 31, 2012 when the inventory was sold by Mr. Pittman to a third party.

Note 7—Commitments and Contingencies

        The Company is not currently subject to any known material commitments or contingencies from its business operations, nor to any material known or threatened litigation. An operating equipment lease with CNH Capital in place for 2011 was replaced with a financing for equipment acquisition with CNH Capital as of January 1, 2012 of $650,257, which matures on January 1, 2018, and has an interest rate of 3.74%.

Note 8—Subsequent Events

        The Company has evaluated subsequent events through December 3, 2013, the date on which the financial statements were available to be issued.

        As of April 4, 2013, the Company repaid the entire outstanding balance of $1,425,964 on an outstanding line of credit with a financial institution.

        On April 4, 2013, the Company entered into a loan agreement with a financial institution for a line of credit of $2,500,000. As of September 30, 2013, the line of credit had an outstanding balance of $2,496,635. The line of credit bears interest at a variable rate, which was 3.18% at September 30, 2013, and has a 12-month term. The line of credit is collateralized by the current assets of the Company. The loan covenants require that the Company maintain a debt service ratio of 1.25:1.00 and maintain $1,500,000 of available working capital as of June 30 and December 31. As of September 30, 2013, the Company was in compliance with the covenants under the loan agreement.

        The Company settled all cash flow loans and inter-company accounts receivable and payable recorded as of November 26, 2013, between entities under common control, resulting in a net outflow of $1,277,847.

        Substantially concurrently with the proposed underwritten initial public offering by Farmland Partners Inc., a Maryland corporation (the "REIT"), of its common stock (the "Offering"), which is expected to be completed in 2014, the Company's leases with wholly owned subsidiaries of FP Land LLC, the REIT's predecessor, for approximately 5,533 acres (unaudited) of farmland will be terminated, and the Company will enter into new triple-net lease agreements with wholly owned subsidiaries of the REIT for the same farmland.. Total lease expense with wholly owned subsidiaries of the REIT is expected to be $1,945,833 for the year ending December 31, 2014. As of September 30, 2013, the Company leased an aggregate of approximately 9,594 acres (unaudited) of farmland, including the approximately 5,533 acres (unaudited) of farmland leased from wholly owned subsidiaries of FP Land LLC.

Independent Auditor's Report

To the Members of FP Land LLC:

        We have audited the accompanying historical summary of revenues and certain expenses of Matulka and Stanbra/Zeller (the "Properties") for the year ended December 31, 2011 (the financial statement).

Management's Responsibility for the Financial Statement

        Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Properties' preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties' internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statement referred to above presents fairly, in all material respects, revenue and certain expenses described in Note 2 of the financial statement for the year ended December 31, 2011, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

        As discussed in Note 2, the accompanying financial statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form S-11 of Farmland Partners Inc.) and are not intended to be a complete presentation of the Properties' revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
December 3, 2013

Matulka and Stanbra/Zeller

Historical Summary of Revenues and Certain Expenses

For the Year Ended December 31, 2011

OPERATING REVENUES
Rental income	$110,275

Total operating revenues	110,275

OPERATING EXPENSES
Property taxes	20,082
Liability insurance	34

Total operating expenses	20,116

OPERATING INCOME	$90,159

See accompanying notes.

Matulka and Stanbra/Zeller

Notes to Historical Summary

For the Year Ended December 31, 2011

1. Business

        The accompanying historical summary of revenues and certain expenses relates to the operations of two farms, Matulka and Stanbra/Zeller (the "Cottonwood Contributed Farms"), consisting of an aggregate of approximately 423 acres of row crop farmland in Butler County, Nebraska. The Matulka farm includes a grain drying and storage facility. Pittman Hough Farms, LLC, a Colorado limited liability company ("Pittman Hough Farms"), acquired the Cottonwood Contributed Farms in January 2012 in connection with the merger of Pittman Hough Farms with Cottonwood Valley Farms, LLC, a Nebraska limited liability Company ("Cottonwood").

2. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying historical summary of revenues and certain expenses is presented on a "carve-out" basis from the consolidated financial statements of Cottonwood, based on the historical revenue and expenses of properties acquired when Pittman Hough Farms merged with Cottonwood in January 2012.

        The accompanying historical summary of revenue and expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission in connection with Pittman Hough Farms' acquisition of the Cottonwood Contributed Farms in January 2012. In connection with an internal restructuring in September 2013, FP Land LLC ("FP Land"), a Delaware limited liability company, which was organized in September 2013 and is wholly owned by Pittman Hough Farms, acquired 100% of the ownership interest in the Cottonwood Contributed Farms. FP Land is the predecessor of Farmland Partners Inc. ("Farmland Partners"), a Maryland corporation that was formed in September 2013 in connection with the proposed underwritten initial public offering of Farmland Partners' shares of common stock (the "Offering"). Substantially concurrently with the Offering, FP Land will merge with and into Farmland Partners' newly formed majority-owned limited partnership, Farmland Partners Operating Partnership, LP, a Delaware limited partnership (the "Operating Partnership"), with the Operating Partnership surviving. This historical summary is not representative of the actual operations of the Cottonwood Contributed Farms for the period presented nor indicative of future operations as certain expenses, primarily depreciation and interest expense, which may not be comparable to the expenses expected to be incurred by Farmland Partners in future operations of the Cottonwood Contributed Farms, have been excluded. Additionally, the lease with tenants for the period presented in the accompanying historical summary was structured in such a way that the tenant was responsible for Cottonwood Contributed Farms' operating expenses, such as maintenance, water usage and insurance, while the landlord was responsible for property taxes and liability insurance. Farmland Partners is not aware of any material factors relating to the Cottonwood Contributed Farms that would cause the reported financial information not to be necessarily indicative of future operating results.

Use of Estimates

        The preparation of this historical summary in accordance with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Matulka and Stanbra/Zeller

Notes to Historical Summary (Continued)

For the Year Ended December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        Rental income consists of rents that each tenant pays in accordance with the terms of its respective lease. For the fiscal year ended December 31, 2011, the Cottonwood Contributed Farms were leased to a single tenant, Hough Farms, a Nebraska general partnership controlled by FP Land's management, pursuant to a one-year lease with no renewal option.

3. Subsequent Events

        Farmland Partners evaluated all events that have occurred subsequent to December 31, 2011, through December 3, 2013, the date the financial statements were issued.

Shares

Farmland Partners Inc.

Common Stock

PROSPECTUS

        Until                        , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as soliciting dealers with respect to their unsold allotments or subscriptions.

                        , 2014

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

        The following table sets forth the expenses of the sale and distribution of the securities being registered pursuant to this registration statement, all of which are being borne by the registrant. All amounts other than the SEC registration fee and the FINRA filing fee have been estimated.

SEC registration fee	$	*
FINRA filing fees		*
NYSE listing fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*
To be furnished by amendment.

Item 32.    Sales to Special Parties.

        On                        , 2013, we issued            shares of our common stock to Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, in connection with the initial capitalization of our company for an aggregate purchase price of $        . The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder. We expect to repurchase these shares for $          upon completion of this offering.

Item 33.    Recent Sale of Unregistered Securities.

        On                        , 2013, we issued            shares of our common stock to Paul A. Pittman, our Executive Chairman, President and Chief Executive Officer, in connection with the initial capitalization of our company for an aggregate purchase price of $            . The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder. We expect to repurchase these shares for $            upon completion of this offering.

        In connection with the formation transactions, an aggregate of                OP units with an aggregate value of $       million, based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement, will be issued to certain persons owning interests in the entities that own the properties and other assets comprising our portfolio as consideration in the formation transactions. All such persons had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the formation transactions prior to the filing of this registration statement with the SEC. Prior to the filing of this registration statement, each such person consented to the contribution of their interests in the ownership entities to our operating partnership or its subsidiaries. All of such persons are "accredited investors" as defined under Regulation D of the Securities Act. The issuance of such units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D of the Securities Act.

Item 34.    Indemnification of Directors and Officers.

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors' and officers' liability to the maximum extent permitted by Maryland law.

        Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

        Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employees or agents of our company or a predecessor of our company.

        We intend to enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

        Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See "Underwriting." In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Farmland Partners Operating Partnership, LP, the partnership of which we serve as sole general partner.

        Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.    Treatment of Proceeds from Stock Being Registered.

        None.

Item 36.    Financial Statements and Exhibits.

        (a)    Financial Statements.    See page F-1 of the prospectus that forms a part of this Registration Statement for an index to the financial statements included in the prospectus.

        (b)    Exhibits.    The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37.    Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby further undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933 each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado on the        th day of                        , 2013.

FARMLAND PARTNERS INC.
By:	Paul A. Pittman Executive Chairman, President and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints each of Paul A. Pittman and Luca Fabbri his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to this Registration Statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

Paul A. Pittman	Executive Chairman, President and Chief Executive Officer (principal executive officer)	, 2013
Luca Fabbri	Chief Financial Officer (principal financial officer and principal accounting officer	, 2013

EXHIBIT INDEX

        The following exhibits are included, or incorporated by reference, in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.

3.1	*	Form of Articles of Amendment and Restatement.

3.2	*	Form of Amended and Restated Bylaws.

4.1	*	Form of common stock certificate.

5.1	*	Opinion of Morrison & Foerster LLP.

8.1	*	Opinion of Morrison & Foerster LLP as to tax matters.

10.1	*	Amended and Restated Agreement of Limited Partnership of Farmland Partners Operating Partnership, LP.

10.2	†*	Farmland Partners Inc. 2014 Equity Incentive Plan.

10.3	†*	Form of Restricted Stock Award Agreement.

10.4	†*	Form of Employment Agreement among Farmland Partners Inc., Farmland Partners Operating Partnership, LP and Paul A. Pittman.

10.5	†*	Form of Employment Agreement among Farmland Partners Inc., Farmland Partners Operating Partnership, LP and Luca Fabbri.

10.6	†*	Consulting Agreement among Farmland Partners Inc., Farmland Partners Operating Partnership, LP and Jesse J. Hough.

10.7	*	Shared Services Agreement among Farmland Partners Inc., Farmland Partners Operating Partnership, LP and American Agriculture Corporation.

10.8	*	Form of Indemnification Agreement between Farmland Partners Inc. and each of its directors and officers.

10.9	*	Form of Tax Protection Agreement by and among Farmland Partners Inc., Farmland Partners Operating Partnership, LP, and each partner set forth in Schedule A thereto.

10.10	*	Form of Representation, Warranty and Indemnity Agreement by and among Farmland Partners Inc., Farmland Partners Operating Partnership, LP, Paul A. Pittman and Jesse J. Hough.

10.11	*	Merger Agreement by and between Farmland Partners Operating Partnership, LP and FP Land LLC.

10.12	*	Right of First Offer Agreement by and among Farmland Partners Inc., Farmland Partners Operating Partnership, LP and the persons listed on Schedule A thereto.

10.13	*	Form of Lease Agreement by and between Farmland Partners Inc. and Astoria Farms / Hough Farms.

21.1	*	List of subsidiaries.

23.1	*	Consent of PricewaterhouseCoopers, LLP.

23.2	*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

23.3	*	Consent of Morrison & Foerster LLP (included in Exhibit 8.1).

24.1	*	Power of Attorney (included in the signature page to this registration statement).

Exhibit No.		Description
99.1	*	Consent of independent director nominee.

99.2	*	Consent of independent director nominee.

99.3	*	Consent of independent director nominee.

99.4	*	Consent of independent director nominee.

*
To be filed by amendment.

†
Management contract or compensatory plan or arrangement.